Form 10KSB, Exhibit 13
period 2000-12-31
OHIO LEGACY CORP
filed 2001-03-30
CIK 1096654

                                OHIO LEGACY CORP
                                  Wooster, Ohio

                                  ANNUAL REPORT
                           December 31, 2000 and 1999

                                OHIO LEGACY CORP
                                  Wooster, Ohio

                                  ANNUAL REPORT
                           December 31, 2000 and 1999


                                    CONTENTS

PRESIDENT'S LETTER............................................................................................    1

REPORT OF INDEPENDENT AUDITORS................................................................................    2

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS..........................................................................    3

         CONSOLIDATED STATEMENTS OF OPERATIONS................................................................    4

         CONSOLIDATED STATEMENTS OF CHANGES IN
           SHAREHOLDERS' EQUITY...............................................................................    5

         CONSOLIDATED STATEMENTS OF CASH FLOWS................................................................    6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................................................    7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA................................................................   21

MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................................................   22




Dear Shareholder,

Congratulations! Your bank is open and doing well. Thanks to your support, the support of our communities, employees and customers, we are open for business. The Wooster office opened on October 3, 2000 and the Canton office began serving Stark County customers on December 19, 2000. We also opened a loan office in Millersburg during November.

Our stock offering successfully closed on October 2, 2000, with 279 shareholders and $9.65 million in capital. The overwhelming majority of our shareholders are from Holmes, Stark and Wayne Counties.

Our goal is and will continue to be to offer our services to small and medium size businesses, professionals and retail customers (individuals just like yourself) who expect and deserve superior personalized attention and customer service.

In the short time since our opening in October 2000 until year-end, your bank has grown over 40% to $13.9 million in assets and established approximately 400 relationships in both deposits and loans.

We are excited about the response we have received since our opening and have every reason to believe our growth will continue. Your support in opening accounts and referring others to us is in no small measure responsible for our early success. Keep up the good work.

Sincerely,



/s/ L. Dwight Douce

L. Dwight Douce
President and CEO


--------------------------------------------------------------------------------

                                       1.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Ohio Legacy Corp
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2000 and for the period from July 1, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Ohio Legacy Corp as of December 31, 2000 and 1999, and results of its operations and cash flows for the year ended December 31, 2000 and for the period from July 1, 1999 (date of inception) through December 31, 1999 in conformity with generally accepted accounting principles.

                                   /s/ Crowe, Chizek and Company LLP

                                       Crowe, Chizek and Company LLP

Columbus, Ohio
February 8, 2001


--------------------------------------------------------------------------------

                                       2.

                                OHIO LEGACY CORP
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------



                                                                                    2000                 1999
                                                                                    ----                 ----

ASSETS
Cash and due from banks                                                      $       1,149,087    $         116,757
Federal funds sold                                                                   6,238,000                   --
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                       7,387,087              116,757
Securities available for sale                                                        1,045,415                   --
Loans, net                                                                           4,428,479                   --
Federal Reserve Bank stock                                                             273,000                   --
Premises and equipment, net                                                            564,313                   --
Deferred offering costs                                                                     --               79,552
Accrued interest receivable and other assets                                           240,273               84,218
                                                                             -----------------    -----------------
         Total assets                                                        $      13,938,567    $         280,527
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                                    $       1,039,365    $              --
     Interest bearing demand                                                         1,563,139                   --
     Savings                                                                            88,534                   --
     Certificates of deposit                                                         2,878,973                   --
                                                                             -----------------    -----------------
         Total deposits                                                              5,570,011                   --
Notes payable to shareholders                                                               --              135,000
Accrued interest payable and other liabilities                                         368,829              129,171
                                                                             -----------------    -----------------
         Total liabilities                                                           5,938,840              264,171

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 500,000 shares authorized,
  none outstanding                                                                          --                   --
Common stock, no par value, 2,500,000 shares authorized,
  965,000 and 13,500 shares issued and outstanding at
  December 31, 2000 and December 31, 1999, respectively                              8,983,710              135,000
Accumulated deficit                                                                   (992,831)            (118,644)
Accumulated other comprehensive income                                                   8,848                   --
                                                                             -----------------    -----------------
         Total shareholders' equity                                                  7,999,727               16,356
                                                                             -----------------    -----------------
              Total liabilities and shareholders' equity                     $      13,938,567    $         280,527
                                                                             =================    =================


-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                       3.

                                OHIO LEGACY CORP
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    For the year ended December 31, 2000 and
             the period from July 1, 1999 through December 31, 1999
-------------------------------------------------------------------------------

                                                                                      2000                1999
                                                                                      ----                ----


Interest income
     Loans                                                                       $        37,684    $            --
     Investment securities                                                                12,603                 --
     Interest-bearing deposits and federal funds sold                                    121,008                 --
                                                                                 ---------------    ---------------
         Total interest income                                                           171,295                 --

Interest expense
     Deposits                                                                             39,569                 --
     Other borrowings                                                                     26,433                 --
                                                                                 ---------------    ---------------
         Total interest expense                                                           66,002                 --
                                                                                 ---------------    ---------------

Net interest income                                                                      105,293                 --

Provision for loan losses                                                                 36,125                 --
                                                                                 ---------------    ---------------

Net interest income after provision for loan losses                                       69,168                 --

Noninterest  income
     Service charges and other fees                                                          865                 --
     Other income                                                                            657                 --
                                                                                 ---------------    ---------------
         Total other income                                                                1,522                 --

Noninterest expense
     Salaries and benefits                                                               663,101             31,171
     Occupancy and equipment                                                              73,152                 --
     Professional fees                                                                    98,228             69,920
     Data processing                                                                      23,995                 --
     Stationery and supplies                                                              22,328                 --
     Marketing and advertising                                                            14,123                 --
     Other expenses                                                                       49,950             17,553
                                                                                 ---------------    ---------------
         Total noninterest expense                                                       944,877            118,644
                                                                                 ---------------    ---------------

Net loss                                                                         $      (874,187)   $      (118,644)
                                                                                 ===============    ===============
Basic earnings (loss) per share                                                  $         (3.57)   $        (8.79)
                                                                                 ===============    ==============
Diluted earnings (loss) per share                                                $         (3.57)   $        (8.79)
                                                                                 ===============    ==============


-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                       4.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                 EQUITY For the year ended December 31, 2000 and
             the period from July 1, 1999 through December 31, 1999
-------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                     Other               Total
                                             Common           Accumulated        Comprehensive       Shareholders'
                                              Stock             Deficit             Income              Equity
                                             -------          -----------        -------------       -------------
Balance, July 1, 1999                   $           --      $          --         $         --      $            --

Proceeds from issuance of
  common stock                                 135,000                                                      135,000

Comprehensive income:
  Net loss                                                       (118,644)                                 (118,644)
  Other comprehensive income                                                                --                   --
                                                                                                    ----------------
    Total comprehensive income                                                                             (118,644)
                                        ---------------      ---------------     ---------------    ----------------
Balance, December 31, 1999                     135,000           (118,644)                  --               16,356

Proceeds from issuance of
  common stock, net of
  offering costs of $666,290                 8,848,710                                                    8,848,710

Comprehensive income:
  Net loss                                                       (874,187)                                 (874,187)
  Other comprehensive income                                                             8,848                8,848
                                                                                                   ----------------
    Total comprehensive income                                                                             (865,339)
                                        ---------------     ---------------     ---------------    ----------------

Balance, December 31, 2000              $    8,983,710      $    (992,831)        $      8,848     $      7,999,727
                                        ===============     ===============     ===============    ================


-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                       5.

                                OHIO LEGACY CORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    For the year ended December 31, 2000 and
                the period from July 1, 1999 to December 31, 1999
-------------------------------------------------------------------------------



                                                                                      2000                1999
                                                                                      ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                   $      (874,187)    $      (118,644)
     Adjustments to reconcile net loss to net cash from
       operating activities
         Depreciation                                                                    11,633                  --
         Securities amortization and accretion                                           (1,432)                 --
         Provision for loan losses                                                       36,125                  --
         Net change in:
              Accrued interest receivable and other assets                              (76,503)           (163,770)
              Accrued expenses and other liabilities                                    239,658             129,171
              Deferred loan fees                                                          2,575                  --
                                                                                ---------------    ----------------
         Net cash from operating activities                                            (662,131)           (153,243)

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of securities available for sale                                      (1,035,135)                 --
     Purchase of Federal Reserve Bank stock                                            (273,000)                 --
     Net change in loans                                                             (4,467,179)                 --
     Purchase of premises and equipment                                                (575,946)                 --
                                                                                ---------------    ----------------
         Net cash from investing activities                                          (6,351,260)                 --

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                           5,570,011                  --
     Proceeds from notes payable to shareholders                                        665,000             135,000
     Repayment of notes payable to shareholders                                        (800,000)                 --
     Proceeds from issuance of common stock,
       net of offering costs                                                          8,848,710             135,000
                                                                                ---------------    ----------------
         Net cash from financing activities                                          14,283,721             270,000
                                                                                ---------------    ----------------

Increase in cash and cash equivalents                                                 7,270,330             116,757
Cash and cash equivalents at beginning of period                                        116,757                  --
                                                                                ---------------    ----------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $     7,387,087    $        116,757
                                                                                ===============    ================
Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                               $        50,327    $             --
         Taxes                                                                               --                  --



-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                       6.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank (Bank), together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its full service offices in Wooster and Canton, Ohio and its loan origination office in Millersburg, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold. The Bank commenced operations on October 3, 2000.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

CASH FLOWS: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities of less than 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Reserve Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.


-------------------------------------------------------------------------------
                                  (Continued)


                                       7.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives primarily using the straight line method.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

STOCK COMPENSATION: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted, using an option pricing model to estimate fair value.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

-------------------------------------------------------------------------------
                                  (Continued)


                                       8.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and stock warrants.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy or by Ohio Legacy to shareholders.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

INDUSTRY SEGMENTS: Management considers the Company to operate primarily in one business segment, banking.

STOCK SPLIT: As part of its initial capitalization, the Company sold 135 shares of common stock at a price of $1,000 per share to its nine organizing directors, totaling $135,000. Just prior to the closing of the Company's initial public offering on October 2, 2000, a 100-to-1 stock split was declared. All share information has been retroactively adjusted to reflect the effect of the 100-to-1 stock split.

RECLASSIFICATIONS: Some items in the prior year financial statements were reclassified to conform to the current presentation.


-------------------------------------------------------------------------------
                                  (Continued)


                                       9.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 2 - ORGANIZATION

Ohio Legacy Corp was incorporated under the laws of the State of Ohio in July 1999. During 1999 and a significant portion of 2000, the Company's activities were limited to the organization of the Bank, as well as preparation for and completion of a common stock offering (the "Offering"). In October 2000, the Company sold 951,500 shares of common stock at a price of $10 per share resulting in proceeds of $8,848,710, net of offering costs of $666,290. A substantial portion of the proceeds of the Offering were used by Ohio Legacy to provide the initial capitalization of the Bank which occurred in October 2000. The Company was a development stage company until October 3, 2000, at which time the Bank began operations.

NOTE 3 - SECURITIES

Year-end securities available for sale were as follows.

                                                                         Gross            Gross
                                                       Amortized      Unrealized       Unrealized         Fair
                                                         Cost            Gains           Losses           Value
                                                       ----------     -----------      -----------        -----

2000
----
    U.S. Government and federal agency              $   1,036,567    $       8,848   $          --   $    1,045,415
                                                    =============    =============   =============   ==============

Contractual maturities of debt securities at year-end 2000 were as follows.

                                               Amortized          Fair
                                                 Cost             Value
                                               ----------         -----
    Due in one year or less                 $     199,574   $     200,000
    Due from one to five years                    836,993         845,415
                                            -------------   -------------

       Total                                $   1,036,567   $   1,045,415
                                            =============   =============

No securities were sold during the year ended December 31, 2000.

No securities were pledged at year-end 2000.

At year end 2000, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.


-------------------------------------------------------------------------------
                                  (Continued)


                                       10.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 4 - LOANS

Loans at year-end were as follows.

                                                                2000
                                                                ----

     Commercial   $                                             1,442,794
     Mortgage loans on real estate:
         Residential                                            1,209,266
         Commercial                                               887,330
         Construction                                             550,000
     Consumer                                                     375,037
                                                          ---------------
                                                                4,464,427
     Less:    Allowance for loan losses                           (36,125)
              Net deferred loan fees                               (2,575)
              Loans in process                                      2,752
                                                          ---------------

     Loans, net                                           $     4,428,479
                                                          ===============

Activity in the allowance for loan losses for the year was as follows.

                                                                 2000
                                                                 ----

     Beginning balance                                    $            --
     Provision for loan losses                                     36,125
     Loans charged-off                                                 --
     Recoveries                                                        --
                                                          ---------------

     Ending balance                                       $        36,125
                                                          ===============

The Company had no impaired loans at December 31, 2000 or during the year ended December 31, 2000.

Loans to principal officers, directors, and their affiliates in 2000 were as follows.

     Beginning balance                                     $            --
     New loans                                                      91,500
     Effect of changes in related parties                               --
     Repayments                                                         --
                                                           ---------------
     Ending balance                                        $        91,500
                                                           ===============


-------------------------------------------------------------------------------
                                  (Continued)


                                       11.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

                                                                2000
                                                                ----

     Leasehold improvements                               $       106,574
     Furniture, fixtures and equipment                            469,372
                                                          ---------------
                                                                  575,946

     Less:  Accumulated depreciation                               11,633
                                                          ---------------
                                                          $       564,313
                                                          ===============

Depreciation expense was $11,633 for 2000.

The Corporation's headquarters and the Wayne County banking center will be located at 305 West Liberty Street, Wooster, Ohio 44691. At December 31, 2000, the Corporation had paid a $5,000 nonrefundable lease execution fee that was expensed and included in occupancy and equipment expense and extension payments totaling $100,000 that were included in other assets. The extension payments will be credited dollar-for-dollar against monthly rent installments. The initial rent during the construction period is the prime rate plus 1/2% times the construction-financing amount. Following the initial rent, monthly rent for the first five years will be base rent of $4,200 plus an amount equal to the monthly payment to amortize the construction costs, which are estimated to be $550,000 over 180 months, with an interest rate of prime plus 1/2%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The lease is expected to be accounted for as a capital lease upon completion of the building.

The Stark County banking center is located at 4026 Dressler Road in North Canton, Ohio. The Corporation has entered a ten-year lease agreement for the property with two five-year renewal options. Annual rent payments will be $59,505 for the first five years of the lease, with the lease increasing 15% for each five-year term thereafter. Additionally, the Company will pay $8,000 annually for the drive-through area for the term of the lease. The lease is being accounted for as an operating lease.

The Corporation entered into a lease beginning January 1, 2000 for temporary facilities four blocks from the permanent site at 132 East Liberty Street, Wooster, Ohio. The temporary site was used for administrative purposes during the organization of Ohio Legacy Bank and is also being used as a branch office until the permanent site is completed. Monthly rent is $1,895.


--------------------------------------------------------------------------------

                                  (Continued)


                                      12.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT (Continued)

Rent expense for 2000 was $37,758. Estimated rental commitments under these leases for their noncancelable periods assuming the prime rate remains constant at 9.5% and the Consumer Price Index increases by 13.36% each five years were as follows.

                                              Operating            Capital
                                               Leases               Lease
                                              ---------            -------

                2001                      $         78,875     $        70,772
                2002                                67,505             141,545
                2003                                67,505             141,545
                2004                                67,505             141,545
                2005                                68,993             141,545
                Thereafter                         369,415           1,369,250
                                          ----------------     ---------------

                    Total                 $        719,798     $     2,006,202
                                          ================     ===============


NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $1,734,607 at year-end 2000.

Scheduled maturities of time deposits for the next five years were as follows.

                2001                                    $     2,768,924
                2002                                                 --
                2003                                             10,049
                2004                                            100,000
                                                        ---------------

                                                        $     2,878,973
                                                        ===============

NOTE 7 - NOTES PAYABLE

The Company borrowed funds from shareholders for working capital until completion of the public stock offering. The notes were payable upon demand along with accrued interest at the prime rate at the time the borrowings occurred.


-------------------------------------------------------------------------------

                                  (Continued)

                                      13.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES

There was no income tax expense for the year ended December 31, 2000 or for the period from July 1, 1999 through December 31, 1999 as the Company has experienced a tax net operating loss since its inception.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

                                                                                  2000               1999
                                                                                  ----               ----
     Federal statutory rate times financial statement
       loss                                                                  $      (297,224)   $      (40,339)
     Effect of:
         Deferred tax valuation allowance                                            272,836            40,339
         Capitalized escrow interest                                                  21,634                --
         Other, net                                                                    2,754                --
                                                                             ---------------    --------------

         Total                                                               $            --    $           --
                                                                             ===============    ==============

         Effective tax rate was 34% for all years.

Year-end deferred tax assets and liabilities were due to the following.

                                                                                  2000               1999
                                                                                  ----               ----
     Deferred tax assets:
         Net operating loss carryforward                                     $       115,431    $           --
         Organizational costs capitalized                                            207,504            40,339
         Bad debt deduction                                                           12,283                --
         Other                                                                           875                --
                                                                             ---------------    --------------
              Total                                                          $       336,093    $       40,339
                                                                             ===============    ==============

     Deferred tax liabilities:
         Accrual to cash adjustment                                          $       (21,307)   $           --
         Other                                                                        (1,611)               --
                                                                             ---------------    --------------
              Total                                                          $       (22,918)   $           --
                                                                             ===============    ==============

     Valuation allowance on deferred tax assets                              $       313,175    $       40,339

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these timing differences were reversed and there is no assurance of future taxable income.

At December 31, 2000, the Company had operating loss carryforwards of approximately $340,000 which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2020.


-------------------------------------------------------------------------------

                                  (Continued)

                                      14.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE  9 -  STOCK-BASED COMPENSTION

The Corporation's Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan. A total of 100,000 common shares are available for grants under the plan. The number of shares may be adjusted by the Board in the event of an increase or decrease in the number of common shares outstanding resulting from dividend payments, stock splits, recapitalization, merger, share exchange acquisition, combination or reclassification.

The following types of awards may be granted under the plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the plan, each nonemployee Director will be granted 2,500 nonqualified options at the time that person first becomes a Director or at the closing of the offering. The initial option grant will vest annually in equal amounts over a three-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his tenure on the Board, which will vest immediately. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Corporation, outstanding options may become immediately exercisable in full at the discretion of the compensation committee. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement. No options had been granted as of December 31, 2000.

The Company granted 147,300 warrants to the Board of Directors and organizers of the Corporation at the time of closing of the stock offering. The warrants vest in approximately equal percentages each year over a three year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at the price of $10.00 per share and will expire ten years from the date of issuance. No warrants were exercisable at year-end 2000.

The Company is accounting for this stock-based compensation under Accounting Principles Board No. 25 and as such will disclose the pro forma impact of the warrant grant on net income in accordance with Statement of Financial Accounting Standards No. 123. The fair value of the warrants granted to Directors and organizers of the Corporation using an options-pricing model was $3.13 using the following assumptions in the computation: risk-free interest rate of 5.87%, expected life of 10 years, and an expected dividend rate of 1.40%. The pro forma net loss using the fair-value method to measure compensation cost for stock warrants was $(911,660) for the year ended December 31, 2000.

NOTE 10 - STOCK WARRANTS

As part of the Offering, the Company issued to shareholders one stock warrant for every five shares of stock purchased resulting in the issuance of 193,000 warrants. The warrants carry no voting rights and may be exercised at any time within the seven years following their issuance. Each warrant entitles the holder to purchase one common share at a purchase price of $10.00 at any time during the life of the warrant. The warrants may be called by the Company at any time after the first year of issuance at $0.10 per warrant. If called, each holder of a warrant must exercise the warrant within 30 days or the warrant will expire with no payment being made to the warrant holder. The warrants are only transferable with the underlying common shares in increments of one warrant for every five shares transferred.

-------------------------------------------------------------------------------

                                  (Continued)

                                      15.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 11 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends by the Bank to Ohio Legacy is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior written non-objection by the Federal Reserve Bank. Therefore, the Bank does not expect to pay dividends to Ohio Legacy prior to October 2003.

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.



                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                       For Capital             Prompt Corrective
                                               Actual               Adequacy Purposes          Action Provisions
                                               ------               -----------------          -----------------
                                        Amount        Ratio        Amount        Ratio       Amount        Ratio
                                        ------        -----        ------        -----       ------        -----
2000
----
Total Capital to risk
  weighted assets                      $   8,024     125.1%      $     513       8.0%       $    641       10.0%
Tier 1 (Core) Capital to risk
  weighted assets                          7,988     124.6             257       4.0             385        6.0
Tier 1 (Core) Capital to
  average assets                           7,988      80.2             398       4.0             498        5.0


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

--------------------------------------------------------------------------------

                                  (Continued)

                                      16.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

                                                                     2000
                                                                     ----
     Commitments to make loans
         Variable rate                                         $    3,892,000
         Fixed rate                                                 2,709,000
     Unused lines of credit                                         1,293,000

Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 7.50% to 10.75%.

The Bank has entered into one-year employment agreements with its Chief Executive Officer and President, and its Senior Loan Officer and President of the Stark County Division. Each employment agreement will renew automatically for an additional year unless either party furnishes at least sixty days notice to the other of its intent to terminate the agreement. Both individuals will receive an annual base salary of $100,000 and will be eligible for bonuses at the Board's discretion. The agreements also entitle the employees to participate in any formally established stock option, health insurance and other fringe benefit plans for which management personnel are eligible. In the event of a change in control, both parties would receive 2.99 times their annual compensation.

The employment agreement with the Chief Executive Officer and President began and became valid with the commencement of Bank operations. The employment agreement with the Senior Loan Officer and President of the Stark County Division commenced October 6, 1999.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.


                                                               2000                             1999
                                                               ----                             ----
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                   --------            -----          --------           -------
     Financial assets
         Cash and cash equivalents              $    7,387,087   $     7,387,000   $      116,757   $       117,000
         Securities available for sale               1,045,415         1,045,000               --                --
         Loans, net                                  4,428,479         4,423,000               --                --
         Federal Reserve Bank stock                    273,000           273,000               --                --
         Accrued interest receivable                    42,959            43,000               --                --
     Financial liabilities
         Deposits                                   (5,570,011)       (5,593,000)              --                --
         Notes payable                                      --                --         (135,000)         (135,000)
         Accrued interest payable                      (15,675)          (16,000)              --                --



--------------------------------------------------------------------------------

                                  (Continued)

                                      17.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Ohio Legacy Corp follows.

CONDENSED BALANCE SHEETS,
December 31

                                                                                     2000                1999
                                                                                     ----                ----
     ASSETS
     Cash and cash equivalents                                                  $        13,839    $        116,757
     Investment in and advances to banking subsidiary                                 7,997,117                  --
     Other assets                                                                            --             163,770
                                                                                ---------------    ----------------
     Total assets                                                               $     8,010,956    $        280,527
                                                                                ===============    ================

     LIABILITIES AND EQUITY
     Notes payable                                                              $            --    $        135,000
     Accrued expenses and other liabilities                                              11,229             129,171
     Shareholders' equity                                                             7,999,727              16,356
                                                                                ---------------    ----------------
     Total liabilities and shareholders' equity                                 $     8,010,956    $        280,527
                                                                                ===============    ================





-------------------------------------------------------------------------------

                                  (Continued)

                                      18.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------


NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME
For the year ended December 31, 2000 and the period from July 1, 1999 through December 31, 1999

                                                                                     2000                1999
                                                                                     ----                ----
     Interest expense                                                           $       (26,433)   $             --
     Other expense                                                                     (323,521)           (118,644)
                                                                                ---------------    ----------------

     Loss before undistributed subsidiary loss                                         (349,954)           (118,644)
     Equity in undistributed subsidiary loss                                           (524,233)                 --
                                                                                ---------------    ----------------

     Net loss                                                                   $      (874,187)   $       (118,644)
                                                                                ===============    ================


CONDENSED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2000 and
the period from July 1, 1999 through December 31, 1999
                                                                                     2000                1999
                                                                                     ----                ----
   Cash flows from operating activities
     Net loss                                                                   $      (874,187)   $       (118,644)
     Adjustments:
       Equity in undistributed subsidiary loss                                          524,233                  --
       Net change in other assets and other liabilities                                  45,828             (34,599)
                                                                                ---------------    ----------------
           Net cash from operating activities                                          (304,126)           (153,243)

   Cash flows from investing activities
     Investments in subsidiary                                                       (8,512,502)                 --

   Cash flows from financing activities
     Proceeds from notes payable to shareholders                                        665,000             135,000
     Repayment of notes payable to shareholders                                        (800,000)                 --
     Proceeds from issuance of common stock,
       net of offering costs                                                          8,848,710             135,000
                                                                                ---------------    ----------------
       Net cash from financing activities                                             8,713,710             270,000
                                                                                ---------------    ----------------

   Net change in cash and cash equivalents                                             (102,918)            116,757
   Beginning cash and cash equivalents                                                  116,757                  --
                                                                                ---------------    ----------------
   Ending cash and cash equivalents                                             $        13,839    $        116,757
                                                                                ===============    ================





--------------------------------------------------------------------------------

                                  (Continued)

                                      19.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
-------------------------------------------------------------------------------

NOTE 15 - EARNINGS (LOSS) PER SHARE

The factors used in the earnings (loss) per share computation follows.

                                                                                     2000               1999
                                                                                     ----               ----
     Basic
         Net loss                                                               $      (874,187)   $       (118,644)
                                                                                ===============    ================
         Weighted average common shares
           outstanding                                                                  244,876              13,500
                                                                                ===============    ================
         Basic earnings (loss) per common share                                 $         (3.57)    $         (8.79)
                                                                                ===============    ================

     Diluted
         Net loss                                                               $      (874,187)   $       (118,644)
                                                                                ===============    ================
         Weighted average common shares
           outstanding for basic earnings (loss) per
           common share                                                                 244,876              13,500
         Add:  Dilutive effects of assumed
           exercises of stock warrants                                                       --                  --
                                                                                ---------------    ----------------

         Average shares and dilutive potential
           common shares                                                                244,876              13,500
                                                                                ===============    ================

         Diluted earnings (loss) per common share                               $         (3.57)    $         (8.79)
                                                                                ===============    ================

Stock warrants for 340,300 shares of common stock were not considered in computing diluted earnings per common share for 2000 because they were not dilutive. No warrants were outstanding at December 31, 1999.

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                                                     2000               1999
                                                                                     ----               ----
     Unrealized holding gains and losses on
       available-for-sale securities                                            $         8,848    $             --
     Less reclassification adjustments for gains
       and losses later recognized in income                                                 --                  --
                                                                                ---------------    ----------------
     Net unrealized gains and losses                                                      8,848                  --
     Tax effect                                                                              --                  --
                                                                                ---------------    ----------------
     Other comprehensive income                                                 $         8,848    $             --
                                                                                ===============    ================


--------------------------------------------------------------------------------

                                      20.

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
   As of December 31, 2000 and 1999, and for the Year ended December 31, 2000 and the Period from July 1, 1999 through December 31, 1999
-------------------------------------------------------------------------------


                                                                                          2000             1999
                                                                                          ----             ----
(Dollars in thousands, except per share data)

Balance Sheet Data:
Total assets                                                                          $    13,939       $      281
Loans, net                                                                                  4,428               --
Allowance for loan losses                                                                      36               --
Total deposits                                                                              5,570               --
Shareholders' equity                                                                        8,000               16

Income Statement Data:
Total interest income                                                                 $       171       $       --
Total interest expense                                                                         66               --
                                                                                      -----------       ----------
Net interest income                                                                           105               --
Provision for loan losses                                                                      36               --
                                                                                      -----------       ----------
Net interest income after provision for loan losses                                            69               --
Noninterest income                                                                              2               --
Noninterest expense                                                                           945              119
                                                                                      -----------       ----------
Loss before income taxes                                                                     (874)            (119)
Income taxes                                                                                   --               --
                                                                                      -----------       ----------
Net loss                                                                              $      (874)      $     (119)
                                                                                      ===========       ==========

Per Share Data:
Basic and diluted earnings per common share                                           $     (3.57)      $   (8.79)
Book value per share at year-end                                                             8.29            1.21
Cash dividends per share                                                                      N/A             N/A
Average shares used in earnings per share calculations                                    244,876          13,500

Operating Ratios:
Total net loans to total deposits                                                            79.5%            N/A
Total shareholders' equity to total assets                                                   57.4             5.8%
Average shareholders' equity to average assets                                               60.5             8.9
Return on average equity                                                                    (49.0)       (1,402.7)
Return on average assets                                                                    (29.6)         (124.5)
Dividend payout ratio                                                                         N/A             N/A
Total interest expense to interest income                                                    38.5             N/A
Allowance for loan losses to total loans                                                     0.81             N/A
Average assets                                                                        $     2,951       $      95
Average shareholders' equity                                                                1,784               8



--------------------------------------------------------------------------------

                                      21.

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

INTRODUCTION
------------

In the following section, management presents an analysis of Ohio Legacy Corp's financial condition and results of operations as of and for the year ended December 31, 2000, and the period from July 1, 1999 through December 31, 1999. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Ohio Legacy Corp (the "Company") was incorporated under the laws of the State of Ohio in July 1999. During 1999 and the first nine months of 2000, the Company's activities were limited to the organization of Ohio Legacy Bank (the "Bank") and preparation for and completion of a common stock offering (the "Offering"). The Company sold 951;500 shares of common stock at a price of $10.00 per share in the Offering resulting in proceeds of $8,848,710, net of offering costs of $666,290. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on October 3, 2000. At this time, the Bank began operations. Management believes that the Company's financial condition and results of operations are as expected for a newly formed financial institution.

The Bank's operating principle focuses on superior customer service through knowledgeable employees and efficient operating systems and technology. Customers will each have one employee assigned to them to serve all of their needs, while at the same time having access to any senior manager when necessary. Policies and procedures are tailored to the local markets rather than larger regional or state areas.

The directorship and management plan to focus on the small businesses within the area, residential real estate mortgages and a growing consumer market. They will rely on themselves, shareholders and employees for business development.

Over the next twelve to twenty-four months, the Bank plans to offer competitive products in its markets and believes it will have the cash requirements for funding loans. The Bank does not plan to pay the highest rates on deposits, but feels it can compete through exceptional customer service. At the same time, Ohio Legacy Bank does not expect to charge the lowest rates and fees on its loans. The Bank will work with customers to design products and services that will meet their individual needs.

EARNINGS SUMMARY
----------------

Consolidated net loss for the Company for 2000 was $874,187, compared to a net loss of $118,644 in 1999. Basic and diluted loss per common share in 2000 was $3.57 per common share. No dividends were paid in 2000 or 1999.


--------------------------------------------------------------------------------

                                      22.

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS - 2000 COMPARED TO 1999
---------------------------------------------

Net interest income for 2000 was $105,293, compared with no net interest income in 1999. This was due primarily to the investment of the proceeds from the common stock offering, as well as growth in the Bank's loan portfolio, funded by deposit growth. The average yield on interest-earning assets in 2000 was 6.86%, which included an average rate on federal funds sold and other short-term investments of 6.37%, 6.35% on securities and 9.45% on loans receivable. The average rate paid on interest-bearing liabilities was 7.04%, which included an average rate on interest-bearing deposits of 6.14% and notes payable to shareholders of 9.03%. The net interest margin was 4.22% in 2000. The net interest margin was influenced by the fact that interest-earning assets were funded by equity for a majority of the period. Management anticipates that the net interest margin in 2001 will decline from 2000 levels when it becomes more reflective of normal banking operations.

At December 31, 2000, total loans receivable was $4,464,604, compared to no loans receivable at December 31, 1999. Cash and cash equivalents amounted to $7,387,087 at year-end 2000, compared to $116,757 at year-end 1999. The increase in assets was funded by growth in deposits, which amounted to $5,570,011 at December 31, 2000, as well as the sale of common stock, which provided $8,848,710 in 2000. The mix of total loans receivable at December 31, 2000, was $1,442,794, or 32.3%, in commercial loans, $2,646,596, or 59.3%, in real estate loans, and $375,037, or 8.4%, in consumer loans to individuals.

Total deposits at December 31, 2000, amounted to $5,570,011, compared to no deposits at the same date in 1999. These funds were invested primarily in securities and loans receivable, as well as cash and cash equivalents and fixed and other assets. The increase reflects the growth during the first three months of Bank operations. Management anticipates the Bank will experience growth in all deposit accounts during 2001 as the Company continues to attract new customers.

The provision for loan losses charged to operations was based on management's evaluation of portfolio risk and economic factors. The provision for loan losses and the allowance for loan losses were both $36,125 in 2000. No loans were charged-off in 2000. At December 31, 2000, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired. At December 31, 2000, the allowance was 0.81% of total loans.

Management allocated approximately 35.9% of the allowance to commercial loans; 53.4% to real estate loans, and 10.7% to consumer loans to individuals at December 31, 2000, leaving no unallocated amount. There were no nonperforming loans at December 31, 2000. Management believes the allowance for loan losses at December 31, 2000, is adequate to absorb probable losses in the loan portfolio.

Total noninterest income was $1,522 in 2000. Noninterest income in 2000 resulted primarily from service charges on deposit accounts.



--------------------------------------------------------------------------------

                                      23.

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

Total noninterest expense increased $826,233 in 2000 due primarily to the following factors. Salaries and employee benefits increased $631,930 to $663,101 in 2000, from $31,171 in 1999. This increase was due to hiring the majority of management and staff of the Bank during early 2000 in anticipation of the Bank opening in the second quarter of 2000. Occupancy and equipment costs increased to $73,152 in 2000. This increase was due to almost a full year's lease on the space used prior to opening the Bank and the cost of the Bank facilities for three months since the opening of the Bank's offices in October 2000. Other expenses increased a total of $121,151 due primarily to the following increases:
$28,308 increase in professional fees, $23,995 in data processing, $22,328 in stationery and supplies, $14,123 in marketing and advertising, and $32,397 in miscellaneous expenses. Management anticipates noninterest expense will increase during 2001 since the Bank will be operational for the full year in 2001 and the expenses in 2000 and 1999 were reflective of start-up operations and not normal banking operations.

The income tax benefit from the net operating losses in 2000 and 1999 has not been reflected in the consolidated financial statements. A valuation allowance has been recorded to offset deferred tax assets. At such time when management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefit from the losses in 2000 and 1999 can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carryforward for 2000 will expire in 2020 if they were to remain unused at that time.

LIQUIDITY
---------

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. Assets used to satisfy those needs include cash and cash equivalents and securities available for sale. These assets are commonly referred to as liquid assets. Liquid assets were $8,432,502 at December 31, 2000 compared to $116,757 at December 31, 1999. The high degree of liquidity is reflective of the Bank having only been open for three months in 2000. As the Bank grows and deposits are used to fund loans, management anticipates liquidity will decrease. Management believes its current liquidity level is sufficient to meet anticipated future growth, and management monitors its liquidity position on a regular basis.

The Statements of Cash Flows for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the Company's ability to maintain an adequate level of liquidity. In 2000, net cash used in investing activities was $6,351,260, due mainly to growth in loans receivable, as well as the purchases of securities and equipment and leasehold improvements. Net cash flow from financing activities was $14,283,721 in 2000, and $270,000 in 1999. In 2000, the increase was due to growth in total deposits of $5,570,011, and net proceeds from issuance of common stock of $8,848,710. In 1999, issuance of common stock resulted of $135,000 and issuance of notes payable to shareholders of $135,000 resulted in net cash flow from financing activities of $270,000. As the Bank continues to grow, management anticipates that cash flows will be provided by deposits which will be used to fund loan growth, investment purchases and operations until the company reaches break-even profitability.


--------------------------------------------------------------------------------

                                      24.

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

INTEREST RATE SENSITIVITY/GAP
-----------------------------

At year-end 2000, approximately 70.4% of the interest-bearing assets on the Company's balance sheet mature in one year or less. The Bank currently has six long-term fixed rate loans totaling $447,665, or 10.0% of total loans, with a maturity greater than ten years. Approximately 36.5% of the interest-bearing liabilities are variable-rate core deposits. The other 63.5% of interest-bearing liabilities on the Company's balance sheet are fixed-rate term deposits of which $2,768,924, or 96.2%, mature in one year or less. The short-term nature of the balance sheet is a result of the increase in deposits upon the Bank's opening and the resulting investment of those deposits in short-term funds. Management's strategy is to keep funds available for anticipated loan demand. As the balance sheet matures, Management will use interest rate modeling techniques to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity.

CAPITAL RESOURCES
-----------------

Total shareholders' equity was $7,997,727 at December 31, 2000, an increase of $7,983,371 from the $16,356 at December 31, 1999. The increase was a result of net proceeds from the sale of common stock of $8,848,710 and other comprehensive income of $8,848, offset by a net loss of $874,187 in 2000. Shareholders' equity at December 31, 1999 was $16,356 due to proceeds of $135,000 from the sale of common stock, offset by the net loss of $118,644 during the year.

Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 capital is total shareholders' equity less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). Refer to Note 11 in the Company's consolidated financial statements for a complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2000.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 11 to the consolidated financial statements. No cash or other dividends were declared or paid during the periods ended December 31, 2000 or 1999.

As of December 31, 2000, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

--------------------------------------------------------------------------------

                                      25.

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS
--------------------------

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

IMPACT OF NEW ACCOUNTING STANDARDS
----------------------------------

Recent pronouncements by the Financial Accounting Standards Board ("FASB") may have an impact on financial statements issued in current or subsequent periods. Set forth below are summaries of such pronouncements.

Statement of Financial Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 does not allow hedging of a security which is classified as held to maturity. Upon adoption of SFAS No. 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS No. 133, as delayed by SFAS No. 137 and amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000, with early adoption encouraged for any fiscal quarter beginning July 1, 1998 or later, with no retroactive application. The adoption of SFAS No. 133 has had no significant impact on the Company's financial statements.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 replaces SFAS 125 and resolves various implementation issues while carrying forward most of the provisions of SFAS 125 without change. SFAS 140 revises standards for transfers of financial assets by clarifying criteria and expanding guidance for determining whether the transferor has relinquished control and the transfer is therefore accounted for as a sale. SFAS 140 also adopts new accounting requirements for pledged collateral and requires new disclosures about securitizations and pledged collateral. SFAS 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this standard has not had a material effect on the Company's financial statements.

These statements are not expected to have a material effect on the Company's consolidated financial position or results of operations.


--------------------------------------------------------------------------------

                                      26.

                                OHIO LEGACY CORP
                              CORPORATE INFORMATION

-------------------------------------------------------------------------------



CORPORATION AND BANK LOCATIONS

CORPORATE AND WOOSTER OFFICE
132 East Liberty Street                                   Telephone:      (330) 263-1955
Wooster, Ohio 44691                                       Fax:            (330) 263-0063

CANTON OFFICE
4026 Dressler Road N.W.                                   Telephone:      (330) 478-1000
North Canton, Ohio 44735                                  Fax:            (330) 477-3745

MILLERSBURG LOAN ORIGINATION OFFICE
212 North Washington Street                               Telephone:      (330) 674-5301
Millersburg, Ohio 44654                                   Fax:            (330) 674-5088


DIRECTORS OF THE CORPORATION AND THE BANK

D. William Allen                                     Vice President of Sales, Bocko, Inc., Canton, Ohio
                                                     President, SPC Realty Company, Canton, Ohio

Robert F. Belden                                     President, Belden Brick Company, Canton, Ohio

J. Edward Diamond                                    Private investor, Canton, Ohio

L. Dwight Douce, Chairman                            President and Chief Executive Officer,
                                                     Ohio Legacy Bancorp and Ohio Legacy Bank,
Wooster, Ohio

Scott J. Fitzpatrick                                 Partner, Fitzpatrick Enterprises, Canton, Ohio

Gregory A. Long                                      President, Long, Cook & Samsa, Inc. CPA's, Wooster, Ohio

Michael D. Meenan                                    President and Owner, Riverview Industrial Wood Products, Inc.,
                                                     Wooster, Ohio

Daniel H. Plumly                                     Member, Critchfield, Critchfield & Johnston, Ltd., Wooster, Ohio

Thomas W. Schervish                                  President and Owner, Stark Management Company, Canton, Ohio


OFFICERS OF THE CORPORATION AND THE BANK

L. Dwight Douce, President and Chief Executive Officer
Daniel H. Plumly, Corporate Secretary
Steven G. Pettit, Senior Loan Officer, President of Stark County Region Robert E. Boss, Senior Vice President, Commercial Lending


SPECIAL COUNSEL                                   INDEPENDENT AUDITORS

Squire, Sanders & Dempsey L.L.P.                  Crowe, Chizek and Company LLP
4900 Key Tower                                    One Columbus
127 Public Square                                 10 West Broad Street
Cleveland, Ohio 44114                             Columbus, Ohio 43215



--------------------------------------------------------------------------------


                                      27.

                                OHIO LEGACY CORP
                            SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Shareholders will be held 10:00 a.m., Wooster, Ohio time on April 25, 2001 at the future main office of the Bank at 305 West Liberty Street, Wooster, Ohio.

STOCK LISTING

Ohio Legacy Corp common stock is traded infrequently and is not traded on any established securities market, quoted in any automated quotation system of a registered securities association, or traded in the over-the-counter market.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Because of the lack of an established market for the Company's stock, Management does not have knowledge of any transactions or the prices paid in those transactions.

At February 28, 2001, there were 965,000 common shares of Ohio Legacy Corp issued and outstanding and there were 279 holders of record.

No cash dividends were paid during 2000. The Company's ability to pay dividends depends primarily on the ability of Ohio Legacy Bank to pay dividends to Ohio Legacy Corp. See Note 11 to Notes to Consolidated Financial Statements for a discussion of the restrictions on the ability of Ohio Legacy Bank to pay dividends.


SHAREHOLDER AND GENERAL INQUIRES                                       TRANSFER AGENT

L. Dwight Douce, President and Chief Executive Officer                 Illinois Stock Transfer Company
Ohio Legacy Corp                                                       209 West Jackson Boulevard
132 East Liberty Street                                                Suite 903
Wooster, Ohio 44691                                                    Chicago, Illinois 60606
(330) 263-1955                                                         (312) 427-2953

ANNUAL REPORT ON FORM 10-KSB

A copy of Ohio Legacy Corp's Annual Report on Form 10-KSB for the year ended December 31, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Paul Mederski, Treasurer, Ohio Legacy Bank, 132 East Liberty Street, Wooster, Ohio 44691.



--------------------------------------------------------------------------------

                                      28.