Form 10KSB40, Exhibit 13
period 2001-12-31
OHIO LEGACY CORP
filed 2002-04-01
CIK 1096654

EXHIBIT 13

                                OHIO LEGACY CORP
                                  Wooster, Ohio

                                  ANNUAL REPORT
                           December 31, 2001 and 2000

                                OHIO LEGACY CORP
                                  Wooster, Ohio

                                  ANNUAL REPORT
                           December 31, 2001 and 2000




                                    CONTENTS




PRESIDENT'S LETTER............................................................................................  F-1

REPORT OF INDEPENDENT AUDITORS................................................................................  F-2

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS..........................................................................  F-3

         CONSOLIDATED STATEMENTS OF OPERATIONS................................................................  F-4

         CONSOLIDATED STATEMENTS OF CHANGES IN
           SHAREHOLDERS' EQUITY...............................................................................  F-5

         CONSOLIDATED STATEMENTS OF CASH FLOWS................................................................  F-6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................................................  F-7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA................................................................ F-22

MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................................................... F-23

SHAREHOLDER INFORMATION....................................................................................... F-29

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Ohio Legacy Corp
Wooster, Ohio


We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Ohio Legacy Corp as of December 31, 2001 and 2000, and results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                         /s/ Crowe, Chizek and Company LLP
                                         Crowe, Chizek and Company LLP

Columbus, Ohio
February 19, 2002


                                OHIO LEGACY CORP
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000

-------------------------------------------------------------------------------------------------------------------


                                                                                    2001                 2000
                                                                                    ----                 ----
ASSETS
Cash and due from banks                                                      $       2,102,438    $       1,149,087
Federal funds sold                                                                   6,596,000            6,238,000
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                       8,698,438            7,387,087
Securities available for sale                                                       16,177,938            1,045,415
Loans, net                                                                          51,426,133            4,428,479
Federal Reserve Bank stock                                                             221,300              273,000
Premises and equipment, net                                                          1,592,977              564,313
Accrued interest receivable and other assets                                           452,771              240,273
                                                                             -----------------    -----------------

         Total assets                                                        $      78,569,557    $      13,938,567
                                                                             =================    =================


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                                    $       2,466,958    $       1,039,365
     Interest bearing demand                                                         9,434,851            1,563,139
     Savings                                                                        14,830,102               88,534
     Certificates of deposit                                                        43,784,548            2,878,973
                                                                             -----------------    -----------------
         Total deposits                                                             70,516,459            5,570,011
Capital lease obligation                                                               541,130                    -
Accrued interest payable and other liabilities                                         595,618              368,829
                                                                             -----------------    -----------------
         Total liabilities                                                          71,653,207            5,938,840

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 500,000 shares authorized,
  none outstanding                                                                           -                    -
Common stock, no par value, 2,500,000 shares authorized,
  965,500 and 965,000 shares issued and outstanding at
  December 31, 2001 and December 31, 2000, respectively                              8,988,710            8,983,710
Accumulated deficit                                                                 (2,114,024)            (992,831)
Accumulated other comprehensive income                                                  41,664                8,848
                                                                             -----------------    -----------------
         Total shareholders' equity                                                  6,916,350            7,999,727
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $      78,569,557    $      13,938,567
                                                                             =================    =================

-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                OHIO LEGACY CORP
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                    For the years ended December 31, 2001 and 2000

-------------------------------------------------------------------------------------------------------------------

                                                                                      2001                2000
                                                                                      ----                ----

Interest income
     Loans                                                                       $     2,033,780    $        37,684
     Securities                                                                          298,834             12,603
     Interest-bearing deposits, federal funds sold and other                             370,036            121,008
                                                                                 ---------------    ---------------
         Total interest income                                                         2,702,650            171,295

Interest expense
     Deposits                                                                          1,615,869             39,569
     Other borrowings                                                                     51,046             26,433
                                                                                 ---------------    ---------------
         Total interest expense                                                        1,666,915             66,002
                                                                                 ---------------    ---------------

Net interest income                                                                    1,035,735            105,293

Provision for loan losses                                                                349,798             36,125
                                                                                 ---------------    ---------------

Net interest income after provision for loan losses                                      685,937             69,168

Noninterest  income
     Service charges and other fees                                                       99,756                865
     Other income                                                                          7,531                657
                                                                                 ---------------    ---------------
         Total other income                                                              107,287              1,522

Noninterest expense
     Salaries and benefits                                                               868,927            663,101
     Occupancy and equipment                                                             323,738             73,152
     Professional fees                                                                   134,683             98,228
     Data processing                                                                     155,945             23,995
     Franchise tax                                                                       104,569                 70
     Stationery and supplies                                                              65,427             22,328
     Marketing and advertising                                                            96,276             14,123
     Telephone                                                                            35,873             14,212
     Other expenses                                                                      128,979             35,668
                                                                                 ---------------    ---------------
         Total noninterest expense                                                     1,914,417            944,877
                                                                                 ---------------    ---------------

Net loss                                                                         $    (1,121,193)   $      (874,187)
                                                                                 ===============    ===============

Basic earnings (loss) per share                                                  $         (1.16)   $        (3.57)
                                                                                 ===============    ==============
Diluted earnings (loss) per share                                                $         (1.16)   $        (3.57)
                                                                                 ===============    ==============


-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                OHIO LEGACY CORP
                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
               EQUITY For the years ended December 31, 2001 and 2000

-------------------------------------------------------------------------------------------------------------------

                                                                                  Accumulated
                                                                                     Other               Total
                                             Common           Accumulated        Comprehensive       Shareholders'
                                              Stock             Deficit             Income              Equity
                                              -----             -------             ------              ------

Balance, December 31, 1999              $       135,000     $      (118,644)    $             -    $         16,356

Proceeds from issuance of
   common stock, net of
   offering costs of $666,290                 8,848,710                   -                   -           8,848,710

Comprehensive income:
   Net loss                                           -            (874,187)                  -            (874,187)
   Change in net unrealized gain
     (loss) on securities available
     for sale                                         -                   -               8,848               8,848
                                                                                                   ----------------
       Total comprehensive income                                                                          (865,339)
                                        ---------------     ---------------     ---------------    ----------------

Balance, December 31, 2000                    8,983,710            (992,831)              8,848           7,999,727

Proceeds from exercise of stock
   warrants (500 shares)                          5,000                   -                   -               5,000

Comprehensive income:
   Net loss                                           -          (1,121,193)                  -          (1,121,193)

   Change in net unrealized gain
     (loss) on securities available
     for sale                                         -                   -              32,816              32,816
                                                                                                   ----------------

       Total comprehensive income                                                                        (1,088,377)
                                        ---------------     ---------------     ---------------    ----------------

Balance, December 31, 2001              $     8,988,710     $    (2,114,024)    $        41,664    $      6,916,350
                                        ===============     ===============     ===============    ================


-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                OHIO LEGACY CORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the years ended December 31, 2001 and 2000

-------------------------------------------------------------------------------------------------------------------


                                                                                      2001                2000
                                                                                      ----                ----
Cash flows from operating activities
     Net loss                                                                   $    (1,121,193)    $      (874,187)
     Adjustments to reconcile net loss to net cash from
       operating activities
         Depreciation                                                                   120,820              11,633
         Securities amortization and accretion                                          (10,640)             (1,432)
         Provision for loan losses                                                      349,798              36,125
         Net change in:
              Accrued interest receivable and other assets                             (212,498)            (76,503)
              Accrued expenses and other liabilities                                    226,789             239,658
              Deferred loan fees                                                         77,449               2,575
                                                                                ---------------    ----------------
         Net cash from operating activities                                            (569,475)           (662,131)

Cash flows from investing activities
     Purchases of securities available for sale                                     (17,220,159)         (1,035,135)
     Maturities/calls of securities available for sale                                2,131,092                   -
     Sale (purchase) of Federal Reserve Bank stock                                       51,700            (273,000)
     Net change in loans                                                            (47,424,901)         (4,467,179)
     Purchase of premises and equipment                                                (599,484)           (575,946)
                                                                                ---------------    ----------------
         Net cash from investing activities                                         (63,061,752)         (6,351,260)

Cash flows from financing activities
     Net change in deposits                                                          64,946,448           5,570,011
     Repayment of capital lease obligation                                               (8,870)                  -
     Proceeds from notes payable to shareholders                                              -             665,000
     Repayment of notes payable to shareholders                                               -            (800,000)
     Proceeds from issuance of common stock,
       net of offering costs                                                              5,000           8,848,710
                                                                                ---------------    ----------------
         Net cash from financing activities                                          64,942,578          14,283,721
                                                                                ---------------    ----------------

Increase in cash and cash equivalents                                                 1,311,351           7,270,330
Cash and cash equivalents at beginning of period                                      7,387,087             116,757
                                                                                ---------------    ----------------

Cash and cash equivalents at end of period                                      $     8,698,438    $      7,387,087
                                                                                ===============    ================

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                               $     1,192,233    $         50,327
         Taxes                                                                                -                   -
     Noncash transaction
         Use of capital lease to acquire main office                                    550,000                   -



-------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include Ohio Legacy Corp and its wholly-owned subsidiary, Ohio Legacy Bank, NA (Bank) together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation.

The Bank provides financial services through its full service offices in Wooster and Canton, Ohio and its loan origination office in Millersburg, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold. The Bank commenced operations on October 3, 2000.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

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

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.


--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

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

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

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

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior approval by the Federal Reserve Bank.

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

OPERATING SEGMENTS: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

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


--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 2 - ORGANIZATION

The Company was incorporated under the laws of the State of Ohio in July 1999. During 1999 and a significant portion of 2000, the Company's activities were limited to the organization of the Bank, as well as preparation for and completion of a common stock offering (the "Offering"). In October 2000, the Company sold 951,500 shares of common stock at a price of $10 per share resulting in proceeds of $8,848,710, net of offering costs of $666,290. A substantial portion of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank which occurred in October 2000. The Company was a development stage company until October 3, 2000, at which time the Bank began operations.


NOTE 3 - SECURITIES


Year-end securities available for sale were as follows.
                                                                         Gross            Gross
                                                       Amortized      Unrealized       Unrealized         Fair
                                                         Cost            Gains           Losses           Value
                                                         ----            -----           ------           -----

2001
----
    U.S. Government and federal agency              $  11,003,206    $     109,341   $     (21,517)  $   11,091,030
    Mortgage-backed securities                          5,133,068            2,555         (48,715)       5,086,908
                                                    -------------    -------------   -------------   --------------

       Total                                        $  16,136,274    $     111,896   $     (70,232)  $   16,177,938
                                                    =============    =============   =============   ===============


2000
----
    U.S. Government and federal agency              $   1,036,567    $       8,848   $           -   $    1,045,415
                                                    =============    =============   =============   ==============


Contractual maturities of debt securities at year-end 2001 were as follows.


                                                                       Amortized          Fair
                                                                         Cost             Value
                                                                         ----             -----

    Due in one year to five years                                    $  10,503,206   $  10,588,868
    Due in five years to ten years                                         500,000         502,162
    Mortgage-backed securities                                           5,133,068       5,086,908
                                                                     -------------   -------------

       Total                                                         $  16,136,274   $  16,177,938
                                                                     =============   =============

No securities were sold during 2001 or 2000.

As of December 31, 2001, one security in the amount of $10,000 was pledged to secure public funds deposits.

At year end 2001, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

--------------------------------------------------------------------------------

                                  (Continued(

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 4 - LOANS


Loans at year-end were as follows.

                                                                                      2001                2000
                                                                                      ----                ----

     Commercial                                                                 $     9,599,317      $    1,442,794
     Mortgage loans on real estate:
         Residential                                                                 24,041,743           1,212,018
         Commercial                                                                  11,574,950             887,330
         Construction                                                                 1,313,401             550,000
     Consumer                                                                         5,362,669             375,037
                                                                                     51,892,080           4,467,179
     Less:    Allowance for loan losses                                                (385,923)            (36,125)
              Net deferred loan fees                                                    (80,024)             (2,575)
                                                                                ----------------   ----------------

     Loans, net                                                                 $    51,426,133    $      4,428,479
                                                                                ===============    ================

Activity in the allowance for loan losses for the year was as follows.

                                                                                      2001                 2000
                                                                                      ----                 ----

     Beginning balance                                                          $        36,125        $          -
     Provision for loan losses                                                          349,798              36,125
     Loans charged-off                                                                        -                   -
     Recoveries                                                                               -                   -
                                                                                ---------------        ------------

     Ending balance                                                             $       385,923        $     36,125
                                                                                ===============        ============

The Company had no impaired loans at December 31, 2001 and 2000 or during the years ended December 31, 2001 and 2000.

Loans to principal officers, directors, and their affiliates in 2001 were as follows.


     Beginning balance                                                          $        91,500
     New loans                                                                        3,275,729
     Effect of changes in related parties                                                     -
     Repayments                                                                        (842,526)
                                                                                ---------------

     Ending balance                                                             $     2,524,703
                                                                                ===============



--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.


                                                                                      2001                2000
                                                                                      ----                ----

     Office building                                                            $       550,000    $              -
     Leasehold improvements                                                             445,348             106,574
     Furniture, fixtures and equipment                                                  730,082             469,372
                                                                                ---------------    ----------------
                                                                                      1,725,430             575,946
     Accumulated depreciation                                                           132,453              11,633
                                                                                ---------------    ----------------

                                                                                $     1,592,977    $        564,313
                                                                                ===============    ================

Depreciation expense was $120,820 for 2001, and $11,633 for 2000.

The Company's headquarters and the Wayne County banking center is located at 305 West Liberty Street, Wooster, Ohio 44691. At December 31, 2000, the Company had paid a $5,000 nonrefundable lease execution fee that was expensed and included in occupancy and equipment expense and extension payments totaling $100,000 that were included in other assets. The extension payments were credited dollar-for-dollar against monthly rent installments. The initial rent during the construction period was the prime rate plus 1/2% times the construction-financing amount. Following the initial rent, monthly rent for the first five years is base rent of $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of prime at the time of the commencement of the construction, which was 9.5%, plus 0.5%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The building portion lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease due to the land exceeding 25% of the total fair value of the property.

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

The Company leases office space for its loan production office in Millersburg on a month-to-month basis that is expected to end in March 2002. Monthly rent expense under this operating lease is $800.

Rent expense for 2001 was $117,541, and for 2000 was $37,758. Estimated rental commitments under these leases for their noncancelable periods assuming the Consumer Price Index increases by 13.36% each five years were as follows.

--------------------------------------------------------------------------------


                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT (Continued)


                                                               Operating            Capital
                                                                Leases               Lease

                           2002                            $        101,356     $        89,873
                           2003                                      98,956              89,873
                           2004                                      98,956              89,873
                           2005                                     100,443              89,873
                           2006                                     110,706              97,946
                           Thereafter                               650,117           1,020,544
                                                           ----------------     ---------------

                  Total minimum lease payments             $      1,160,534           1,477,982
                                                           ================
                  Amounts representing interest                                         936,852
                                                                                ---------------
                  Present value of minimum lease payments                       $       541,130
                                                                                ===============


On October 10, 2001, the Company agreed to lease a new banking center in Millersburg, Ohio from directors and shareholders of the Company. The term of the lease is for fifteen years beginning upon occupancy of the property which is expected to be in April 2002. Rent, based upon construction costs of $550,000, will be $87,000 annually for the first five years on this 4,000 square foot property. Annual rent increases to $96,000 for years six through ten and $105,000 for years eleven through fifteen. All contruction costs in excess of the $550,000 will be paid by the Company. The lease is expected to be accounted for as a capital lease.


NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $11,706,093 at year-end 2001 and $1,734,607 at year-end 2000.

Scheduled maturities of time deposits for the next five years were as follows.

                           2002                                $    24,558,047
                           2003                                      3,456,800
                           2004                                     15,585,084
                           2005                                         38,231
                           2006                                         46,386
                           Thereafter                                  100,000
                                                               ---------------

                                                               $    43,784,548
                                                               ===============


--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 7 - INCOME TAXES

There was no income tax expense for 2001 or 2000 as the Company has experienced a tax net operating loss since its inception.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.


                                                                                  2001               2000
                                                                                  ----               ----
     Federal statutory rate times financial statement
       loss at 34%                                                           $      (381,205)   $     (297,224)

     Effect of:
         Deferred tax valuation allowance                                            380,718           272,836
         Capitalized escrow interest                                                       -            21,634
         Other, net                                                                      487             2,754
                                                                             ---------------    --------------

         Total                                                               $             -    $            -
                                                                             ===============    ==============


Year-end deferred tax assets and liabilities were due to the following.

                                                                                  2001               2000
                                                                                  ----               ----
     Deferred tax assets:
         Net operating loss carryforward                                     $       387,031    $      115,431
         Accrual to cash adjustment                                                   36,711                 -
         Organizational costs capitalized                                            163,819           207,504
     Bad debt deduction                                                              101,652            12,283
         Deferred loan fees                                                           27,208                 -
         Other                                                                           230               875
                                                                             ---------------    --------------
              Total                                                                  716,651           336,093

     Deferred tax liabilities:
         Depreciation                                                                (21,687)                -
         Accrual to cash adjustment                                                        -           (21,307)
         Other                                                                        (1,071)           (1,611)
                                                                             ---------------    --------------
              Total                                                                  (22,758)          (22,918)
                                                                             ---------------    --------------

     Net deferred tax assets                                                         693,893           313,175
     Valuation allowance on deferred tax assets                                     (693,893)         (313,175)
                                                                             ---------------    --------------

              Net                                                            $             -    $            -
                                                                             ===============    ==============

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these timing differences were reversed and there is no assurance of future taxable income.

--------------------------------------------------------------------------------
                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 7 - INCOME TAXES (Continued)

At December 31, 2001, the Company had operating loss carryforwards of $1,138,326 which can be used to offset future taxable income. Unused net operating loss carryforward totals and the year of expiration were as follows.

                                          Amount              Expiration Date
                                          ------              ---------------

                                      $     339,504           December 31, 2020
                                            798,822           December 31, 2021
                                      -------------

                                      $   1,138,326
                                      =============

NOTE 8 - STOCK-BASED COMPENSATION

The Company's Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan. A total of 100,000 common shares are available for grants under the plan. The number of shares may be adjusted by the Board in the event of an increase or decrease in the number of common shares outstanding resulting from dividend payments, stock splits, recapitalization, merger, share exchange acquisition, combination or reclassification.

The following types of awards may be granted under the plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the plan, each nonemployee Director will be granted 2,500 nonqualified options at the time or soon after that person first becomes a Director. The initial option grant will vest annually in equal amounts over a three-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his tenure on the Board, which will vest immediately. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, outstanding options may become immediately exercisable in full at the discretion of the compensation committee. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement. No options had been granted through December 31, 2001. On February 19, 2002, the Board authorized the grant of 89,000 options to employees and directors under the Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan.

The Company granted 147,300 warrants to the Board of Directors of the Company at the time of closing of the stock offering. The warrants vest in approximately equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at the price of $10.00 per share and will expire ten years from the date of issuance. 49,100 warrants were exercisable at year-end 2001.

The Company is accounting for this stock-based compensation under Accounting Principles Board No. 25 and as such will disclose the pro forma impact of the warrant grant on net income in accordance with Statement of Financial Accounting Standards No. 123. The fair value of the warrants granted to Directors and organizers of the Company using an options-pricing model was $3.13 using the following assumptions in the computation: risk-free interest rate of 5.87%, expected life of 10 years, and an expected dividend rate of 1.40%. The pro forma net loss using the fair-value method to measure compensation cost for stock warrants is shown below.

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 8 - STOCK-BASED COMPENSATION (Continued)


                                                                                2001            2000
                                                                                ----            ----

     Net loss as reported                                                $  (1,121,193)     $  (874,187)
     Pro forma net loss                                                     (1,274,876)        (911,660)

     Basic and diluted loss per share as reported                        $       (1.16)     $    (3.57)
     Pro forma basic and diluted loss per share                                  (1.32)          (3.72)


NOTE 9 - STOCK WARRANTS

As part of the Offering, the Company issued to shareholders one stock warrant for every five shares of stock purchased resulting in the issuance of 193,000 warrants. The warrants carry no voting rights and may be exercised at any time within the seven years following their issuance. Each warrant entitles the holder to purchase one common share at a purchase price of $10.00 at any time during the life of the warrant. The warrants may be called by the Company at any time after the first year of issuance at $0.10 per warrant. If called, each holder of a warrant must exercise the warrant within 30 days or the warrant will expire with no payment being made to the warrant holder, other than the $0.10 per warrant. The warrants are only transferable with the underlying common shares in increments of one warrant for every five shares transferred. 500 warrants were exercised during 2001. No warrants were exercised in 2000.


NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

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



--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON
RETAINED EARNINGS (Continued)

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.


                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                       For Capital             Prompt Corrective
                                               Actual               Adequacy Purposes          Action Provisions
                                               ------               -----------------          -----------------
                                        Amount        Ratio        Amount        Ratio       Amount        Ratio
                                        ------        -----        ------        -----       ------        -----
2001
----
Total Capital to risk
  weighted assets                      $   7,254      14.1%      $   4,111       8.0%       $  5,139       10.0%
Tier 1 (Core) Capital to risk
  weighted assets                          6,868      13.4           2,055       4.0           3,083        6.0
Tier 1 (Core) Capital to
  average assets                           6,868      10.1           2,722       4.0           3,403        5.0


2000
----
Total Capital to risk
  weighted assets                      $   8,024     125.1%      $     513       8.0%       $    641       10.0%
Tier 1 (Core) Capital to risk
  weighted assets                          7,988     124.6             257       4.0             385        6.0
Tier 1 (Core) Capital to
  average assets                           7,988      80.2             398       4.0             498        5.0

The payment of dividends by the Bank to Ohio Legacy is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current and prior two years retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to the Company for a period of three years after inception without prior approval by the Federal Reserve Bank. Therefore, the Bank does not expect to pay dividends to the Company prior to October 2003.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

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

--------------------------------------------------------------------------------

                                   (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.


                                                                      2001             2000
                                                                      ----             ----
     Commitments to make loans
         Variable rate                                         $    9,232,000     $   3,892,000
         Fixed rate                                                 2,055,100         2,709,000
     Unused lines of credit                                         6,266,117         1,293,000

Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 6.625% to 9.00% at December 31, 2001 and 7.50% to 10.75% at December 31, 2000.

The Bank has entered into one-year employment agreements with its Chief Executive Officer and President, its Senior Loan Officer and President of the Stark County Division and its Senior Vice President of Commercial Lending. Each employment agreement will renew automatically for an additional year unless either party furnishes at least sixty days notice to the other of its intent to terminate the agreement. The agreements also entitle the employees to participate in any formally established stock option, health insurance and other fringe benefit plans for which management personnel are eligible. In the event of a change in control, parties would receive 2.99 times their annual compensation.


NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.


                                                               2001                             2000
                                                               ----                             ----
                                                   Carrying            Fair           Carrying            Fair
                                                    Amount             Value           Amount             Value
                                                    ------             -----           ------             -----
     Financial assets
         Cash and cash equivalents              $    8,698,438   $     8,698,000   $    7,387,087   $     7,387,000
         Securities available for sale              16,177,938        16,178,000        1,045,415         1,045,000
         Loans, net                                 51,426,133        51,580,000        4,428,479         4,423,000
         Federal Reserve Bank stock                    221,300           221,000          273,000           273,000
         Accrued interest receivable                   372,556           373,000           42,959            43,000

     Financial liabilities
         Deposits                                  (70,516,459)      (71,404,000)      (5,570,011)       (5,593,000)
         Accrued interest payable                     (490,357)         (490,000)         (15,675)          (16,000)

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

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of the parent company follows.


CONDENSED BALANCE SHEETS,
December 31
                                                                                     2001                2000
                                                                                     ----                ----
     ASSETS
     Cash and cash equivalents                                                  $         6,593    $         13,839
     Investment in banking subsidiary                                                 6,909,863           7,997,117
                                                                                ---------------    ----------------

     Total assets                                                               $     6,916,456    $      8,010,956
                                                                                ===============    ================

     LIABILITIES AND EQUITY
     Accrued expenses and other liabilities                                     $           106    $         11,229
     Shareholders' equity                                                             6,916,350           7,999,727
                                                                                ---------------    ----------------

     Total liabilities and shareholders' equity                                 $     6,916,456    $      8,010,956
                                                                                ===============    ================


CONDENSED STATEMENTS OF INCOME,
For the years ended December 31, 2001 and December 31, 2000
                                                                                     2001                2000
                                                                                     ----                ----

     Interest expense                                                           $             -    $        (26,433)
     Other expense                                                                       (1,122)           (323,521)
                                                                                ---------------    ----------------

     Loss before undistributed subsidiary loss                                           (1,122)           (349,954)
     Equity in undistributed subsidiary loss                                         (1,120,071)           (524,233)
                                                                                ---------------    ----------------

     Net loss                                                                   $    (1,121,193)   $       (874,187)
                                                                                ===============    ================

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)


CONDENSED STATEMENTS OF CASH FLOWS,
For the year ended December 31, 2001 and December 31, 2000

                                                                                     2001                2000
                                                                                     ----                ----
   Cash flows from operating activities
     Net loss                                                                   $    (1,121,193)   $       (874,187)
     Adjustments:
       Equity in undistributed subsidiary loss                                        1,120,071             524,233
       Net change in other assets and other liabilities                                 (11,124)             45,828
                                                                                ---------------    ----------------
           Net cash from operating activities                                           (12,246)           (304,126)

   Cash flows from investing activities
     Investments in subsidiary                                                                -          (8,512,502)

   Cash flows from financing activities
     Proceeds from notes payable to shareholders                                              -             665,000
     Repayment of notes payable to shareholders                                               -            (800,000)
     Proceeds from issuance of common stock,
       net of offering costs                                                              5,000           8,848,710
                                                                                ---------------    ----------------
       Net cash from financing activities                                                 5,000           8,713,710
                                                                                ---------------    ----------------

   Net change in cash and cash equivalents                                               (7,246)           (102,918)
   Beginning cash and cash equivalents                                                   13,839             116,757
                                                                                ---------------    ----------------

   Ending cash and cash equivalents                                             $         6,593    $         13,839
                                                                                ===============    ================

--------------------------------------------------------------------------------

                                  (Continued)

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
         As of December 31, 2001 and 2000, and for the Years then ended

--------------------------------------------------------------------------------


NOTE 14 - EARNINGS (LOSS) PER SHARE


The factors used in the earnings (loss) per share computation follows.

                                                                                     2001               2000
                                                                                     ----               ----
     Basic
         Net loss                                                               $    (1,121,193)   $       (874,187)
                                                                                ===============    ================

         Weighted average common shares
           outstanding                                                                  965,151             244,876
                                                                                ===============    ================

         Basic earnings (loss) per common share                                 $         (1.16)   $         (3.57)
                                                                                ===============    ===============

     Diluted
         Net loss                                                               $    (1,121,193)   $       (874,187)
                                                                                ===============    ================

         Weighted average common shares
           outstanding for basic earnings (loss) per
           common share                                                                 965,151             244,876
         Add:  Dilutive effects of assumed
           exercises of stock warrants                                                        -                   -
                                                                                ---------------    ----------------

         Average shares and dilutive potential
           common shares                                                                965,151             244,876
                                                                                ===============    ================

         Diluted earnings (loss) per common share                               $         (1.16)   $         (3.57)
                                                                                ===============    ===============

Stock warrants for 339,800 and 340,300 shares of common stock were not considered in computing diluted earnings per common share for 2001 or 2000, respectively, because they were not dilutive. No stock options were granted during 2001 or 2000.


NOTE 15 - OTHER COMPREHENSIVE INCOME


Other comprehensive income components and related taxes were as follows.
                                                                                     2001               2000
                                                                                     ----               ----
     Unrealized holding gains and losses on
       available-for-sale securities                                            $        32,816    $          8,848
     Less reclassification adjustments for gains
       and losses later recognized in income                                                  -                   -
                                                                                ---------------    ----------------
     Net unrealized gains and losses                                                     32,816               8,848
     Tax effect                                                                               -                   -
                                                                                ---------------    ----------------

     Other comprehensive income                                                 $        32,816    $          8,848
                                                                                ===============    ================

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
         As of December 31, 2001 and 2000, and for the Years then ended

--------------------------------------------------------------------------------


                                                                                          2001             2000
                                                                                          ----             ----
(Dollars in thousands, except per share data)

Balance Sheet Data:
Total assets                                                                          $    78,570       $   13,939
Loans, net                                                                                 51,426            4,428
Securities available for sale                                                              16,178            1,045
Allowance for loan losses                                                                     386               36
Total deposits                                                                             70,516            5,570
Shareholders' equity                                                                        6,916            8,000
Income Statement Data:
Total interest income                                                                 $     2,703       $      171
Total interest expense                                                                      1,667               66
                                                                                      -----------       ----------
Net interest income                                                                         1,036              105
Provision for loan losses                                                                     350               36
                                                                                      -----------       ----------
Net interest income after provision for loan losses                                           686               69
Noninterest income                                                                            107                2
Noninterest expense                                                                         1,914              945
                                                                                      -----------       ----------
Loss before income taxes                                                                   (1,121)            (874)
Income taxes                                                                                    -                -
                                                                                      -----------       ----------
Net loss                                                                              $    (1,121)      $     (874)
                                                                                      ===========       ==========

Per Share Data:
Basic and diluted earnings per common share                                           $     (1.16)      $   (3.57)
Book value per share at year-end                                                             7.16            8.29
Cash dividends per share                                                                      N/A              N/A
Average shares used in earnings per share calculations                                    965,151          244,876

Operating Ratios:
Total net loans to total deposits                                                            72.9%           79.5%
Total shareholders' equity to total assets                                                    8.8            57.4
Average shareholders' equity to average assets                                               17.2            60.5
Return on average equity                                                                    (15.0)          (49.0)
Return on average assets                                                                     (2.6)          (29.6)
Dividend payout ratio                                                                         N/A              N/A
Total interest expense to interest income                                                    61.7            38.5
Allowance for loan losses to total loans                                                     0.74            0.81
Average assets                                                                        $    43,305       $   2,951
Average shareholders' equity                                                                7,463           1,784

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


INTRODUCTION
------------

In the following section, management presents an analysis of Ohio Legacy Corp's (Company) financial condition and results of operations as of and for the years ended December 31, 2001 and December 31, 2000. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

The Company was incorporated under the laws of the State of Ohio in July 1999. During 1999 and the first nine months of 2000, the Company's activities were limited to the organization of the Bank and preparation for and completion of a common stock offering (the "Offering"). The Company sold 951,500 shares of common stock at a price of $10.00 per share in the Offering resulting in proceeds of $8,848,710, net of offering costs of $666,290. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on October 3, 2000. At this time, the Bank began operations. Management believes that the Company's financial condition and results of operations are as expected for a newly formed financial institution.

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

The directorship's and management's focus is on the small businesses within the area, residential real estate mortgages and a growing consumer market. They will rely on themselves, shareholders and employees for business development.

The Bank offers competitive products in its markets and believes it will have the cash requirements for funding loans. The Bank will work with customers to design products and services that will meet their individual needs.


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

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

GENERAL
-------

As of December 31, 2000, the Bank had only been open for three months. During 2001, the Company experienced tremendous growth due to its competitive pricing strategies and referrals from existing customers. As a result, balance sheet amounts as of December 31, 2001 and 2000 and operating results for 2001 and 2000 will not be comparable.


EARNINGS SUMMARY
----------------

Consolidated net loss for the Company for 2001 was $1,121,193 and $874,187 for 2000. Basic and diluted loss per common share in 2001 was $1.16 and $3.57 in 2000. No dividends were paid in 2001 or 2000.


RESULTS OF OPERATIONS - 2001 COMPARED TO 2000
---------------------------------------------

Net interest income for 2001 was $1,035,735 compared to $105,293 for 2000. The increase was due primarily to growth in the Bank's loan and security portfolios, funded by deposits. The average yield on interest-earning assets in 2001 was 6.69% which included an average rate on federal funds sold and other short-term investments of 3.93%, 5.57% on securities, and 7.89% on loans receivable. The average yield on interest-earning assets in 2000 was 6.86%, which included an average rate on federal funds sold and other short-term investments of 6.37%, 6.35% on securities and 9.45% on loans receivable. The average rate paid in 2001 on interest bearing liabilities was 4.94%, which included an average rate on interest-bearing deposits of 4.84% and the capital lease obligation of 14.57%. The average rate paid on interest-bearing liabilities in 2000 was 7.04%, which included an average rate on interest-bearing deposits of 6.14% and notes payable to shareholders of 9.03%. The net interest margin in 2001 was 2.56%. In 2001, the net interest margin declined due to the 2000 net interest margin being influenced by the funding of interest-earning assets from equity for a majority of the period. Additionally, the average federal funds balance, which earns a comparatively low yield, was higher as a percentage of earning assets than what it will be in the future. The Company maintained high liquidity levels in 2001 due to approved commitments to fund loans. In the meantime, deposit growth was very rapid and resulted in high liquidity levels.

 The provision for loan losses charged to operations was based on management's evaluation of portfolio risk and economic factors. The provision for loan losses was $349,798 in 2001. The allowance for loan losses was $385,923 at December 31, 2001. The provision for loan losses and the allowance for loan losses were both $36,125 in 2000. No loans were charged-off in 2001 or 2000. At December 31, 2001 and at December 31, 2000, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired. At December 31, 2001 the allowance was 0.74% of total loans. At December 31, 2000, the allowance was 0.81% of total loans.

As of December 31, 2001, Management allocated approximately 26.8% of the allowance to commercial loans; 64.5% to real estate and commercial real estate loans, and 8.7% to consumer loans to individuals, leaving no unallocated amount. There were no nonperforming loans at December 31, 2001. Management believes the allowance for loan losses at December 31, 2001, is adequate to absorb probable losses in the loan portfolio.

Total noninterest income was $107,287 in 2001 compared to $1,522 in 2000. Noninterest income in both years resulted primarily from service charges on deposit accounts.

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS - 2001 COMPARED TO 2000  (Continued)
----------------------------------------------

Total noninterest expense increased $969,540 in 2001 due primarily to the following factors. Salaries and employee benefits increased $205,826 to $868,927 in 2001, from $663,101 in 2000. This increase was primarily due to additional staffing for the Millersburg loan production office. Occupancy and equipment costs increased to $323,738 in 2001. This increase was due to the occupancy of the new headquarters at the Wayne County Banking Center and the opening of the Stark County Banking Center which occurred in December 2000. Franchise tax expense increased because December 31, 2000 was the first valuation date for the bank for franchise tax purposes. Financial institutions in the State of Ohio pay franchise tax based upon its net worth as of the end of the previous tax year. Other items increased a total of $408,629 due primarily to the following increases: $36,455 increase in professional fees, $131,950 in data processing, $43,099 in stationery and supplies, $82,153 in marketing and advertising, $21,661 in telephone and $93,311 in other expenses. All these increases are primarily due to a full year of Bank operations.

The income tax benefit from the net operating losses in 2001 and 2000 has not been reflected in the consolidated financial statements. A valuation allowance has been recorded to offset deferred tax assets. At such time when management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefit from the losses in 2001 and 2000 can be carried forward for twenty years from the time of the loss before they expire. Accordingly, the Company's net operating loss carry forward for 2001 and 2000 will expire in 2021 and 2020 if they were to remain unused at that time.


FINANCIAL CONDITION - 2001 COMPARED TO 2000
-------------------------------------------

Total assets at December 31, 2001 were $78,569,557 compared to $13,938,567 at December 31, 2000. The growth that the Company experienced exceeded management's expectations as the communities in which the banking centers are located proved to be very receptive to the new Company.

At December 31, 2001, net loans receivable were $51,426,133, compared to $4,428,479 at December 31, 2000. The mix of total loans receivable at December 31, 2001 was $9,599,317, or 18.5% in commercial loans, $36,930,094, or 71.2% in real estate loans, and $5,362,669, or 10.3% in consumer loans to individuals. The mix of total loans receivable at December 31, 2000 was $1,442,794, or 32.3%, in commercial loans, $2,646,596, or 59.3%, in real estate loans, and $375,037, or 8.4%, in consumer loans to individuals.

Cash and cash equivalents amounted to $8,698,438 compared to $7,387,087 at year-end 2000. Year-end securities available for sale were $16,177,938, compared to $1,045,415 at December 31, 2000. The securities available for sale portfolio at December 31, 2001 is made up of $11,091,030 in U.S. Government and federal agency securities. The majority of the maturities are laddered between three and five years to give the Company consistent cash flow should funding for loans be needed if deposit growth slows. The remainder the securities available for sale portfolio is made up of mortgage-backed securities. The mortgage-backed securities provide the Company with recurring cash flows as monthly principal repayments are made.

Premises and equipment increased from $564,313 at December 31, 2000 to $1,592,977 at December 31, 2001 due to the opening of the Wooster Banking Center. This property is being leased under a capital lease.

--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Total deposits at December 31, 2001 were $70,516,459 compared to $5,570,011 at December 31, 2000. These funds were invested primarily in securities and loans receivable, as well as cash and cash equivalents and fixed and other assets.


LIQUIDITY
---------

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. Assets used to satisfy those needs include cash and cash equivalents and securities available for sale. These assets are commonly referred to as liquid assets. Liquid assets were $24,876,376 at December 31, 2001 compared to $8,432,502 at December 31, 2000. As the Bank has grown, deposits have been used to fund loans and security purchases. Management believes its current liquidity level is sufficient to meet anticipated future growth, and management monitors its liquidity position on a regular basis.

The Statements of Cash Flows for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the Company's ability to maintain an adequate level of liquidity. In 2001, net cash used in investing activities was $63,061,752, due mainly to growth in loans receivable and purchases of securities available for sale. In 2000, net cash used in investing activities was $6,351,260, due mainly to growth in loans receivable, as well as the purchases of securities and equipment and leasehold improvements. Net cash flow from financing activities was $64,942,578 in 2001, and $14,283,721 in 2000. In 2001, the increase was due to growth in total deposits of $64,946,448. In 2000, the increase was due to growth in total deposits of $5,570,011, and net proceeds from issuance of common stock of $8,848,710. As the Bank continues to grow, management anticipates that cash flows will be provided by deposits which will be used to fund loan growth, security purchases and operations until the company reaches break-even profitability.


INTEREST RATE SENSITIVITY/GAP
-----------------------------

At year-end 2001, approximately 31.6% of the interest-bearing assets on the Company's balance sheet mature or reprice in one year or less. At year-end, the Bank had long-term fixed rate loans totaling $12,670,028, or 24.4% of total loans, with a maturity greater than five years. Approximately 35.7% of the interest-bearing liabilities were variable-rate core deposits. The other 64.3% of interest-bearing liabilities on the Company's balance sheet are made up of fixed-rate term deposits, of which $24,558,047, or 56.1%, mature in one year or less, and a capital lease obligation. The short-term nature of the balance sheet is a result of the increase in deposits upon the Bank's opening and the resulting investment of those deposits in short-term funds. Management's strategy is to keep funds available for anticipated loan demand. As the balance sheet matures, Management will use interest rate modeling techniques to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity.

--------------------------------------------------------------------------------

                                   (Continued)

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

CAPITAL RESOURCES
-----------------

Total shareholders' equity was $6,916,350 at December 31, 2001, a decrease of $1,083,377 from $7,999,727 at December 31, 2000. The decrease was a result of the net loss of $1,121,193 for the year, offset by other comprehensive income of $32,816 and proceeds from the exercise of warrants of $5,000.

Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 capital is total shareholders' equity less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). Refer to Note 10 in the Company's consolidated financial statements for a complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2001.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 10 to the consolidated financial statements. No cash or other dividends were declared or paid during the periods ended December 31, 2001 or 2000.

As of December 31, 2001, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

To increase the Company's capital, the Board of Directors of the Company has approved a private placement of between $1,000,000 and $5,000,000 in trust preferred securities through a special purpose entity. Although the special purpose entity will issue the securities, the Company will record the full obligation to repay the securities on its balance sheet. The offering is expected be completed by March 31, 2002.


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

IMPACT OF NEW ACCOUNTING STANDARDS
----------------------------------

Recent pronouncements by the Financial Accounting Standards Board ("FASB") may have an impact on financial statements issued in subsequent periods. Set forth below are summaries of such pronouncements.



--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


Statement of Financial Accounting Standards (SFAS) No. 141, "Business
---------------------------------------------------------------------
Combinations"
-------------


In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this Statement will only have an impact on the Company's financial statements if it enters into a business combination.

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other
-------------------------------------------------------------------------------
Intangible Assets"
------------------

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Company is required to adopt this Statement on January 1, 2002 and early adoption is not permitted. The adoption of this Statement will not have an impact on the Company's financial statements, as it does not have any intangible assets.

These statements are not expected to have a material effect on the Company's consolidated financial position or results of operations.



--------------------------------------------------------------------------------

                                OHIO LEGACY CORP
                             SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------

CORPORATION AND BANK LOCATIONS

Corporate and Wooster Office
----------------------------
305 West Liberty Street                     Telephone:      (330) 263-1955
Wooster, Ohio 44691                         Fax:            (330) 263-0063

Canton Office
-------------
4026 Dressler Road N.W.                     Telephone:      (330) 478-1000
North Canton, Ohio 44735                    Fax:            (330) 477-3745

Millersburg Office
------------------
225 North Clay Street                       Telephone:      (330) 674-5301
Millersburg, Ohio 44654                     Fax:            (330) 674-5088


DIRECTORS OF THE CORPORATION AND THE BANK
D. William Allen                           Vice President of Sales, Bocko, Inc., Canton, Ohio
                                           President, SPC Realty Company, Canton, Ohio

William T. Baker                           President, Multi Products Co., Millersburg, Ohio

Robert F. Belden                           President, Belden Brick Company, Canton, Ohio

J. Edward Diamond                          Private investor, Canton, Ohio

L. Dwight Douce, Chairman                  President and Chief Executive Officer,
                                           Ohio Legacy Bancorp and Ohio Legacy Bank, Wooster, Ohio

Scott J. Fitzpatrick                       Partner, Fitzpatrick Enterprises, Canton, Ohio

Randy G. Jones                             President and Owner, R & L Jones Trucking, Inc.,
                                           Millersburg, Ohio

Gregory A. Long                            President, Long, Cook & Samsa, Inc. CPA's, Wooster, Ohio

Benjamin M. Mast                           President, B-L Transport, Inc., Millersburg, Ohio

Michael D. Meenan                          President and Owner, Riverview Industrial Wood Products, Inc.,
                                           Wooster, Ohio

Steven G. Pettit                           Senior Loan Officer and President, Stark County Division,
                                           Ohio Legacy Bank, Canton, Ohio

Daniel H. Plumly                           Member, Critchfield, Critchfield & Johnston, Ltd., Wooster, Ohio

Thomas W. Schervish                        President and Owner, Stark Management Company, Canton, Ohio


OFFICERS OF THE CORPORATION AND THE BANK

L. Dwight Douce, President and Chief Executive Officer
Daniel H. Plumly, Corporate Secretary
Steven G. Pettit, Senior Loan Officer, President of Stark County Region
Robert E. Boss, Senior Vice President, Commercial Lending
--------------------------------------------------------------------------------

                                  (Continued)

                                OHIO LEGACY CORP
                             SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------


SPECIAL COUNSEL                                    INDEPENDENT AUDITORS

Squire, Sanders & Dempsey L.L.P.                   Crowe, Chizek and Company LLP
4900 Key Tower                                     One Columbus
127 Public Square                                  10 West Broad Street
Cleveland, Ohio 44114                              Columbus, Ohio 43215


ANNUAL MEETING

The Annual Meeting of Shareholders will be held 10:00 a.m., on April 25, 2002 at the Stark County Banking Center, 4026 Dressler Road, NW, Canton, Ohio.


STOCK LISTING

Ohio Legacy Corp common stock is traded infrequently and is not traded on any established securities market, quoted in any automated quotation system of a registered securities association, or traded in the over-the-counter market.


PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Because of the lack of an established market for the Company's stock, Management does not have knowledge of all transactions or the prices paid in those transactions. All transactions management is aware of resulted in a price of $10.00 per share.

At February 28, 2002, there were 965,500 common shares of Ohio Legacy Corp issued and outstanding and there were 342 holders of record.

No cash dividends were paid during 2001. The Company's ability to pay dividends depends primarily on the ability of Ohio Legacy Bank to pay dividends to Ohio Legacy Corp. See Note 10 to Notes to Consolidated Financial Statements for a discussion of the restrictions on the ability of Ohio Legacy Bank to pay dividends.


SHAREHOLDER AND GENERAL INQUIRIES                                      TRANSFER AGENT
L. Dwight Douce, President and Chief Executive Officer                 Illinois Stock Transfer Company
Ohio Legacy Corp                                                       209 West Jackson Boulevard
305 West Liberty Street                                                Suite 903
Wooster, Ohio 44691                                                    Chicago, Illinois 60606
(330) 263-1955                                                         (312) 427-2953


ANNUAL REPORT ON FORM 10-KSB

A copy of Ohio Legacy Corp's Annual Report on Form 10-KSB for the year ended December 31, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Paul Mederski, Treasurer, Ohio Legacy Bank, 305 West Liberty Street, Wooster, Ohio 44691.

--------------------------------------------------------------------------------