Form 10KSB, Exhibit 13
period 2002-12-31
OHIO LEGACY CORP
filed 2003-03-28
CIK 1096654

                                                                      EXHIBIT 13

[OHIO LEGACY CORP LOGO]

                      [This page intentionally left blank]

                             [OHIO LEGACY CORP LOGO]

                                OHIO LEGACY CORP

                                  ANNUAL REPORT
                            December 31,2002 and 2001

                                    CONTENTS

MESSAGE TO OUR SHAREHOLDERS.....................................................    3

REPORT OF INDEPENDENT AUDITORS..................................................    5

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS............................................    6

         CONSOLIDATED STATEMENTS OF OPERATIONS..................................    7

         CONSOLIDATED STATEMENTS OF CHANGES IN
           SHAREHOLDERS' EQUITY.................................................    8

         CONSOLIDATED STATEMENTS OF CASH FLOWS..................................    9

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.............................   10

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA..................................   26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
         & RESULTS OF OPERATIONS................................................   27

SHAREHOLDER INFORMATION.........................................................   34

                             [OHIO LEGACY CORP LOGO]
                       This page intentionally left blank.

                             [OHIO LEGACY CORP LOGO]

MESSAGE TO OUR SHAREHOLDERS

We are pleased to present to you Ohio Legacy Corp's Annual Report for the year ended December 31,2002. It details the results of our second full year since we commenced operations on October 3, 2000. Our second year produced profits in both the third and fourth quarters of 2002.

We reported earnings of $71,000, or $.07 per share, for the fourth quarter of 2002 and earnings of $44,000, or $.05 per share, for the third quarter of 2002. Total loss for the year ended December 31, 2002, was ($51,000), or ($.05) per share, as compared to a loss of ($1.1) million, or ($1.16) per share, for the same respective period in 2001.

The net loss for 2002, and more specifically the profitable third and fourth quarters of 2002, represent significant improvements over the prior year. These gains are attributable to increased quality asset growth and declining interest rates. We are pleased with the progress of Ohio Legacy Corp in both earnings and asset growth after just two years of operations. We will continue to focus on managing the balance sheet by adding quality assets and deposits to provide a sound foundation, which will drive the future earnings of Ohio Legacy.

In March 2002,Ohio Legacy Bank opened its third office location in Millersburg. We have enjoyed immediate success in this office as deposits have grown to $10.6 million at the end of December. We are very pleased with the warm reception we have received from the community.

Ohio Legacy Corp also completed a common stock offering in December 2002 of 1.0 million shares. An additional 150,000 shares were issued in January 2003 to cover over-allotments, but those shares and the related net proceeds are not included in the year-end results. Coupled with the over-allotment issuance, the offering infused approximately $8.5 million of new capital to the Company, the majority of which is being contributed to the Bank to support continued growth in loans and deposits.

As we move into 2003, we are continuing to evaluate and enhance our product base. We believe that the market is continuing to validate our business model, which is to provide a high level of community banking service to small businesses and consumers in Wayne, Stark and Holmes counties in Ohio. The new capital we raised will give us the ability to continue our growth by adding quality assets and deposits.

Once again, we thank you for your continued support and loyalty. If you have not visited one of our offices, please stop by and let us show you around your bank.

/s/ L. Dwight Douce
    L. Dwight Douce
    President and CEO

                             [OHIO LEGACY CORP LOGO]
                       This page intentionally left blank.

                             [OHIO LEGACY CORP LOGO]

REPORT OF INDEPENDENT AUDITORS

                               [CROWE CHIZEK LOGO]

Board of Directors and Shareholders
Ohio Legacy Corp
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Legacy Corp as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                               /s/ Crowe, Chizek and Company LLP
                                                   Crowe, Chizek and Company LLP

Columbus, Ohio
February 12, 2003

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

                                                                                  2002               2001
                                                                                  ----               ----
ASSETS
Cash and due from banks                                                      $    5,301,451     $   2,102,438
Federal funds sold                                                               10,418,000         6,596,000
                                                                             --------------     -------------
Cash and cash equivalents                                                        15,719,451         8,698,438
Securities available for sale                                                    38,722,169        16,177,938
Loans, net                                                                       78,291,832        51,426,133
Federal Reserve Bank stock                                                          318,900           221,300
Premises and equipment, net                                                       2,185,108         1,592,977
Accrued interest receivable and other assets                                        810,017           452,771
                                                                             --------------     -------------

                  Total assets                                               $  136,047,477     $  78,569,557
                                                                             ==============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Noninterest-bearing                                                       $    4,992,413     $   2,466,958
   Interest-bearing demand                                                        7,206,953         4,720,185
   Savings                                                                       39,886,817        19,544,768
   Certificates of deposit                                                       62,805,167        43,784,548
                                                                             --------------     -------------
   Total deposits                                                               114,891,350        70,516,459
Other borrowed funds                                                                105,000                 -
Trust preferred securities                                                        3,325,000                 -
Capital lease obligations                                                           983,439           541,130
Accrued interest payable and other liabilities                                    1,739,633           595,618
                                                                             --------------     -------------
                  Total liabilities                                             121,044,422        71,653,207

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 500,000 shares authorized,
   none outstanding                                                                       -                 -
Common stock, no par value, 2,500,000 shares authorized,
   1,965,700 and 965,500 shares issued and outstanding at
   December 31, 2002, and December 31, 2001, respectively                        16,546,465         8,988,710
Accumulated deficit                                                              (2,164,585)       (2,114,024)
Accumulated other comprehensive income                                              621,175            41,664
                                                                             --------------     -------------
   Total shareholders' equity                                                    15,003,055         6,916,350
                                                                             --------------     -------------
                  Total liabilities and shareholders' equity                 $  136,047,477     $  78,569,557
                                                                             ==============     =============

          See accompanying notes to consolidated financial statements.

                             [OHIO LEGACY CORP LOGO]

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

                                                                     2002             2001
                                                                     ----             ----
INTEREST INCOME:
    Loans                                                         $ 5,034,267     $  2,033,780
    Securities                                                      1,411,037          298,834
    Interest-bearing deposits, federal funds sold and other           127,209          370,036
                                                                  -----------     ------------
         Total interest income                                      6,572,513        2,702,650

INTEREST EXPENSE:
    Deposits                                                        3,476,439        1,615,869
    Other borrowings                                                  356,397           51,046
                                                                  -----------     ------------
         Total interest expense                                     3,832,836        1,666,915
                                                                  -----------     ------------

Net interest income                                                 2,739,677        1,035,735

Provision for loan losses                                             452,456          349,798
                                                                  -----------     ------------

Net interest income after provision for loan losses                 2,287,221          685,937

NONINTEREST INCOME:
    Service charges and other fees                                    251,845           99,756
    Other income                                                        8,858            7,531
                                                                  -----------     ------------
         Total other income                                           260,703          107,287

NONINTEREST EXPENSE:
    Salaries and benefits                                           1,149,196          868,927
    Occupancy and equipment                                           483,451          323,738
    Professional fees                                                 234,382          134,683
    Franchise tax                                                      88,424          104,569
    Data processing                                                   233,199          155,945
    Marketing and advertising                                          81,183           96,276
    Stationery and supplies                                            85,979           65,427
    Telephone                                                          41,030           35,873
    Other expenses                                                    201,641          128,979
                                                                  -----------     ------------
         Total noninterest expense                                  2,598,485        1,914,417
                                                                  -----------     ------------

Net loss                                                          $   (50,561)    $ (1,121,193)
                                                                  -----------     ------------

Basic and diluted net loss per share                              $     (0.05)    $      (1.16)
                                                                  -----------     ------------

Basic and Diluted weighted average shares outstanding                 984,727          965,151
                                                                  -----------     ------------

          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 For the years ended December 31, 2002 and 2001

                                                OUTSTANDING                               ACCUMULATED
                                                 SHARES OF                                   OTHER          TOTAL
                                                   COMMON       COMMON     ACCUMULATED   COMPREHENSIVE  SHAREHOLDERS'
                                                   STOCK        STOCK        DEFICIT        INCOME         EQUITY
                                                  -------      -------      ---------      --------       --------
BALANCE, DECEMBER 31, 2000                          965,000  $  8,983,710  $  (992,831)  $       8,848  $  7,999,727

PROCEEDS FROM EXERCISE OF STOCK WARRANTS                500         5,000            -               -         5,000

COMPREHENSIVE INCOME (LOSS):
  Net loss                                                -             -   (1,121,193)              -     (1,121,193)
  Change in net unrealized gain on securities
    available for sale                                    -             -            -          32,816         32,816
                                                                                                        -------------
      Total comprehensive income (loss)                                                                    (1,088,377)
                                                -----------  ------------  -----------   -------------  -------------

BALANCE, DECEMBER 31, 2001                          965,500     8,988,710   (2,114,024)          41,66      6,916,350

PROCEEDS FROM EXERCISE OF STOCK WARRANTS                200         2,000            -               -          2,000

PROCEEDS FROM STOCK OFFERING, NET OF $944,245
 IN OFFERING COSTS                                1,000,000     7,555,755            -               -      7,555,755

COMPREHENSIVE INCOME:
  Net loss                                                -             -      (50,561)              -        (50,561)
  Change in net unrealized gain on securities
    available for sale                                    -             -            -         579,511        579,511
                                                                                                        -------------
      Total comprehensive income                                                                              528,950
                                                -----------  ------------  -----------   -------------  -------------

BALANCE, DECEMBER 31, 2002                        1,965,700  $ 16,546,465  $(2,164,585)  $     621,175  $  15,003,055
                                                ===========  ============  ===========   =============  =============

          See accompanying notes to consolidated financial statements.

                            [OHIO LEGACY CORP LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

                                                                          2002              2001
                                                                          ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                           $    (50,561)     $ (1,121,193)
   Adjustments to reconcile net loss to net cash from
    operating activities:
      Depreciation                                                         218,209           120,820
      Securities amortization and accretion                                 97,649           (10,640)
      Provision for loan losses                                            452,456           349,798
      Net change in:
          Accrued interest receivable and other assets                    (277,246)         (212,498)
          Accrued interest payable and other liabilities                   121,515           226,789
          Deferred loan fees                                                21,522            77,449
                                                                      ------------      ------------
              Net cash from operating activities                           583,544          (569,475)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of securities available for sale                          (34,742,672)      (17,220,159)
   Maturities, calls and paydowns of securities available for sale      13,702,803         2,131,092
   Sale (Purchase) of Federal Reserve Bank stock                           (97,600)           51,700
   Net change in loans                                                 (27,339,677)      (47,424,901)
   Purchase of premises and equipment                                     (357,340)         (599,484)
                                                                      ------------      ------------
              Net cash from investing activities                       (48,834,486)      (63,061,752)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in deposits                                               44,374,891        64,946,448
   Repayment of capital lease obligations                                  (10,691)           (8,870)
   Proceeds from other borrowed funds                                      105,000                 -
   Proceeds from exercise of common stock warrants                           2,000             5,000
   Proceeds from issuance of trust preferred securities                  3,245,000                --
   Proceeds from issuance of common stock, net of offering costs         7,555,755                --
                                                                      ------------      ------------
              Net cash from financing activities                        55,271,955        64,942,578
                                                                      ------------      ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                    7,021,013         1,311,351
Cash and cash equivalents at beginning of period                         8,698,438         7,387,087
                                                                      ------------      ------------

Cash and cash equivalents at end of period                            $ 15,719,451      $  8,698,438
                                                                      ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest                                                        $  3,782,191      $  1,192,232
      Federal income taxes                                                      --                --
   Noncash transactions:
      Use of capital lease to acquire branch and main offices         $    453,000      $    550,000
      Commitment to purchase securities available for sale               1,022,500                --

          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include Ohio Legacy Corp ("Ohio Legacy") and its wholly-owned subsidiaries, Ohio Legacy Bank, NA ("Bank") and Ohio Legacy Trust I ("Trust"). Intercompany transactions and balances are eliminated in consolidation. References to the "Company" include Ohio Legacy, consolidated with its subsidiaries, the Bank and the Trust.

The Bank, which commenced operations on October 3, 2000, provides financial services through its full-service offices in Wooster, Millersburg and Canton, Ohio. Its primary deposit products are checking, savings and certificate of deposit accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Ohio Legacy created the Trust for the sole purpose of issuing 8.25% Trust Preferred Securities, the proceeds of which were infused into the Bank as a capital contribution.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and the status of contingencies are particularly subject to change.

CASH FLOWS: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities of less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions.

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

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is other than temporary.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

                            [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures. Commercial, commercial real estate and multifamily real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over an asset's useful life, primarily using the straight line method.

LONG-LIVED ASSETS: Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable through future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

STOCK COMPENSATION: Compensation expense from the Company's stock option plan and from stock warrants guaranteed to the Company's Board of Directors is reported using the intrinsic value method. No stock-based compensation expense is reflected in net loss in the accompanying statements of operations as all options and warrants granted had an exercise price equal to the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net loss and net loss per share if expense was measured using the fair value recognition provisions Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

                                                                          2002              2001
                                                                          ----              ----
Net loss as reported                                                  $   (50,561)      $  (1,121,193)
Deduct stock-based compensation expense determined
    under fair value based method                                         281,849)           (153,683)
                                                                      -----------       -------------
Pro forma net loss                                                    $  (332,410)      $  (1,274,876)
                                                                      ===========       =============
Basic and diluted net loss per share as reported                      $     (0.05)      $       (1.16)
Pro forma basic and diluted net loss per share                              (0.34)              (1.32)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The pro forma effect was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during fiscal year 2002, as of the grant date:

                                               2002 STOCK
                                                 OPTIONS
                                                 -------
Fair value, calculated                          $    3.90
Risk-free interest rate                              4.95%
Expected stock price volatility                      None
Expected dividend rate                               None
Expected life                                    10 years

No stock options were granted during 2001.The fair value of the common stock warrants granted to Directors in 2000 was determined to be $3.13, using the Black-Scholes options-pricing model at the date of grant.

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

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Off-balance sheet financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, which are issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

EARNINGS (LOSS) PER SHARE: Basic earnings (loss) per share is net income (loss) divided by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share includes the dilutive effect of additional potential shares that may be issued upon the exercise of stock options and stock warrants. However, no conversion of 426,600 and 339,800 common stock equivalents, representing all options and warrants outstanding on December 31, 2002 and 2001, has been assumed in the calculations of net loss per share during 2002 and 2001, respectively, since the effect would be antidilutive. As a result, the number of weighted-average outstanding common shares as well as the amount of net loss per share is the same for basic and diluted net loss per share calculations for all periods presented. These items will be included in the diluted earnings per share calculation when dilutive.

COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) consists of net income
(loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

DIVIDEND RESTRICTION: Banking regulations require the Bank and the Company to maintain certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy or by the Company to shareholders. Furthermore, the Bank is prohibited from paying dividends to Ohio Legacy for a period of three years after inception of the Bank without prior approval by its regulatory agencies.

                             [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

OPERATING SEGMENTS: While the Company's chief decision-makers monitor the revenue streams of the Company's various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial services operations are considered by management to be aggregated into one reportable operating segment.

NEWLY ISSUED ACCOUNTING STANDARDS: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003, they will not have a material impact on the Company's financial condition or results of operations.

RECLASSIFICATIONS: Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

NOTE 2 - ORGANIZATION

Ohio Legacy Corp is a bank holding company, incorporated in July 1999 under the laws of the State of Ohio. During the first nine months of 2000, Ohio Legacy's activities were limited to the organization of the Bank and preparation for and completion of the initial public offering of the Company's common stock. On October 2, 2000, Ohio Legacy sold 951,500 shares of common stock at a price of $10.00 per share, resulting in proceeds of $8,848,710, net of offering costs of $666,290 ("2000 Offering"). Most of the proceeds of the 2000 Offering were used by Ohio Legacy to provide the initial capitalization of the Bank, which occurred on October 3, 2000. At that time, the Bank began operations.

During the first quarter of 2002, Ohio Legacy created the Trust for the sole purpose of issuing the Trust Preferred Securities. The issuance generated proceeds of $3,245,000, net of $80,000 of debt issuance costs, of which $3,100,000 was infused into the Bank as a capital contribution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows as of December 31:

                                                              GROSS             GROSS
                                            FAIR            UNREALIZED        UNREALIZED
                                            VALUE             GAINS             LOSSES
                                            -----             -----             ------
2002
    U.S. Government agencies
        and corporations              $    15,163,967      $    220,616      $     (3,120)
    Mortgage-backed securities             23,558,202           408,405            (4,726)
                                      ---------------      ------------      ------------
        Total                         $    38,722,169      $    629,021      $     (7,846)
                                      ===============      ============      ============
2001
    U.S. Government agencies
        and corporations              $    11,091,030      $    109,341      $    (21,517)
    Mortgage-backed securities              5,086,908             2,555           (48,715)
                                      ---------------      ------------      ------------
        Total                         $    16,177,938      $    111,896      $    (70,232)
                                      ===============      ============      ============

The fair value of available for sale securities by contractual maturities were as follows at December 31,2002.Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately:

                                                           FAIR VALUE
                                                         ---------------
Due after one year through five years                    $    14,167,875
Due after five years through ten years                           996,092
Mortgage-backed securities                                    23,558,202
                                                         ---------------
     Total                                               $    38,722,169
                                                         ===============

No securities were sold during 2002 or 2001.

As of December 31, 2002, four securities with carrying values totaling $583,000 were pledged to secure public fund deposits.

At December 31, 2002, there were no holdings of securities of any one issuer, other than U.S. Government agencies and corporations, in an amount greater than 10% of shareholders' equity.

                             [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 4 - LOANS

Loans were as follows at December 31:

                                                           2002                  2001
                                                           ----                  ----
Residential real estate                              $     31,345,865      $     22,051,998
Multifamily residential real estate                         6,732,072             1,989,745
Commercial real estate                                     18,385,467            11,574,950
Construction                                                4,636,473             1,313,401
Commercial                                                 10,205,592             9,599,317
Consumer                                                    7,925,119             5,362,669
                                                     ----------------      ----------------
 Total loans                                               79,230,588            51,892,080
 Less: Allowance for loan losses                             (837,210)             (385,923)
       Net deferred loan fees                                (101,546)              (80,024)
                                                     ----------------      ----------------
        Loans, net                                   $     78,291,832      $     51,426,133
                                                     ================      ================

Activity in the allowance for loan losses for the year ended December 31 was as follows:

                                                        2002            2001
                                                        ----            ----
Balance, January 1                                   $   385,923     $    36,125
Provision for loan losses                                452,456         349,798
Loans charged-off                                         (1,769)              -
Recoveries                                                   600               -
                                                     -----------     -----------
Balance, December 31                                 $   837,210     $   385,923
                                                     ===========     ===========

The Company had no impaired loans at December 31, 2002 and 2001, or during the years then ended. Additionally, the Company had no loans on nonaccrual status or past due 90 days or more still accruing interest at December 31, 2002 or 2001.

Loans to principal officers, directors, and their affiliates in 2002 were as follows:

Balances, January 1                                  $    2,524,703
New loans                                                 1,092,500
Repayments                                                 (866,449)
                                                     --------------
Balances, December 31                                $    2,750,754
                                                     ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31:

                                                                    2002            2001
                                                                    ----            ----
Office buildings                                                $  1,003,000    $   550,000
Leasehold improvements                                               688,024        445,348
Furniture, fixtures and equipment                                    844,748        730,082
                                                                ------------    -----------
    Premises and equipment, cost                                   2,535,772      1,725,430
Less: Accumulated depreciation                                       350,664        132,453
                                                                ------------    -----------
    Premises and equipment, net                                 $  2,185,108    $ 1,592,977
                                                                ============    ===========

During the years ending December 31, 2002 and 2001, depreciation expense was $218,209 and $120,820, respectively.

The Company's headquarters and the Wayne County banking office is located at 305 West Liberty Street in Wooster, Ohio. Monthly rent for the first five years is $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of prime at the time of the commencement of the construction which was 9.5% plus 0.5%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.

The Stark County banking office is located at 4026 Dressler Road in North Canton, Ohio. The Company has entered into a ten-year lease agreement for the property with two five-year renewal options. This lease was modified in 2002 as a result of the Company occupying additional space. Annual rent payments will be $78,305 for the remainder of the first five years of the lease, with the lease increasing to $88,851 for the remaining five years of the original term of the lease, increasing 15% each five-year term thereafter.

The Holmes County banking office is located at 225 N. Clay Street in Millersburg, Ohio. The term of the lease is fifteen years, which commenced upon occupancy of the property in March 2002. Rent is $87,000 annually for the first five years with increases to $96,000 for years six through ten and $105,000 for years eleven through fifteen. The Company leases the Millersburg banking office from directors and shareholders of the Company. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.

                             [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 5 - PREMISES AND EQUIPMENT (continued)

Rent expense was $131,962, and $117,541 for the years ended December 31, 2002 and 2001, respectively. Estimated rental commitments under these leases for their non-cancelable periods were as follows as of December 31, 2002:

                                                                OPERATING          CAPITAL
                                                                  LEASES            LEASES
                                                                  ------            ------
2003                                                          $    126,491      $    160,138
2004                                                               126,491           160,138
2005                                                               126,491           160,138
2006                                                               139,861           168,211
2007                                                               141,274           178,998
Thereafter                                                         742,795         1,699,762
                                                              ------------      ------------

Total minimum lease payments                                  $  1,403,403      $  2,527,385
                                                              ============
Amounts representing interest                                                      1,543,946
                                                                                ------------
Present value of minimum lease payments                                         $    983,439
                                                                                ============

NOTE 6 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more were $19,521,620 and $11,706,093 at December 31, 2002 and 2001, respectively.

Scheduled maturities of certificates of deposit for the next five years were as follows at December 31, 2002:

2003                                                       $    26,571,679
2004                                                            34,298,450
2005                                                             1,666,496
2006                                                                90,470
2007                                                                49,539
Thereafter                                                         128,533
                                                           ---------------
                                                           $    62,805,167
                                                           ===============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 7 - INCOME TAXES

There was no income tax expense for the years ended December 31, 2002 or 2001, as the Company has experienced a tax net operating loss since its inception. Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                  2002             2001
                                                                  ----             ----
Federal statutory rate times financial statement loss at 34%   $   (17,191)   $   (381,205)

Effect of:
     Deferred tax valuation allowance                               13,493         380,718
     Other, net                                                      3,698             487
                                                               -----------    ------------
         Total income tax expense                              $         -     $         -
                                                               ===========    ============

Deferred tax assets and liabilities were due to the following at December 31:

                                                         2002             2001
                                                         ----             ----
Deferred tax assets:
    Net operating loss carryforward                  $   359,119      $   387,031
    Accrual to cash adjustment                                 -           36,711
    Organizational costs capitalized                     120,134          163,819
    Bad debt deduction                                   248,679          101,652
    Deferred loan fees                                    34,526           27,208
    Other                                                      -              230
                                                     -----------      -----------
        Total deferred tax assets                        762,458          716,651

Deferred tax liabilities:
    Depreciation                                         (51,272)         (21,687)
    Accrual to cash adjustment                            (2,614)               -
    Other                                                 (1,187)          (1,071
                                                     -----------      -----------)
        Total deferred tax liabilities                   (55,073)         (22,758)
                                                     -----------      -----------
Net deferred tax assets                                  707,385          693,893
Valuation allowance on net deferred tax assets          (707,385)        (693,893)
                                                     -----------      -----------
Net                                                  $         -      $         -
                                                     ===========      ===========

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these timing differences were reversed and there is no assurance of future taxable income.

At December 31, 2002, the Company had operating loss carryforwards of approximately $1,056,233 which can be used to offset future taxable income. Unused net operating loss carryforwards in the amount of $253,952 and $802,281 will expire on December 31, 2020 and 2021, respectively.

                            [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 8 - STOCK-BASED COMPENSATION

The Company's Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan ("Stock Ownership Plan"). A total of 200,000 common shares are available for grants under the Stock Ownership Plan. The number of shares may be adjusted by the Board in the event of an increase or decrease in the number of common shares outstanding resulting from dividend payments, stock splits, recapitalization, merger, share exchange acquisition, combination or reclassification.

The following types of awards may be granted under the Stock Ownership Plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the Stock Ownership Plan, each nonemployee Director will be granted 2,500 nonqualified options at the time or soon after that person first becomes a Director. This initial option grant will vest annually in equal amounts over a three-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his or her tenure on the Board, which will vest immediately. Options granted to employees and officers of the Company vest annually in equal amounts over three years. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, outstanding options may become immediately exercisable in full at the discretion of the Compensation Committee of the Board of Directors. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement.

The following table details stock option grants under the Stock Ownership Plan:

                                              2002
                                              ----
                                                WEIGHTED AVERAGE
                                      OPTIONS    EXERCISE PRICE
                                      -------    --------------
Outstanding at January 1                     -      $      -

Granted                                 89,500         10.00
Forfeited                               (2,500)        10.00
Exercised                                    -             -
                                    ----------
Outstanding at December 31              87,000      $  10.00
                                    ==========      ========
Exercisable at December 31              11,000      $  10.00
                                    ==========      ========

Weighted average remaining
   contractual life                 9.12 years

The Company granted 147,300 warrants ("Director Warrants") to the Board of Directors and organizers of the Company at the time of closing of the 2000 Offering. The Director Warrants vest in equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at $10.00 per share and will expire ten years from the date of issuance. At December 31, 2002, there were 98,200 vested, exercisable Director Warrants and no Director Warrants have been exercised or forfeited.

The Company is accounting for the Stock Ownership Plan and the Director Warrants under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net loss in accordance with SFAS
No. 123 (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 9 - STOCK WARRANTS

As part of the 2000 Offering, the Company issued to shareholders one stock warrant for every five shares of common stock purchased, resulting in the issuance of 193,000 warrants. Each warrant entitles the holder to purchase one common share at $10.00 per share. The warrants carry no voting rights and may be exercised at any time within the seven years following their issuance. The warrants may be called by the Company at any time after the first year of issuance at $0.10 per warrant. If called, each holder of a warrant must exchange the warrant within 30 days or the warrant will expire with no payment being made to the warrant holder. The warrants are transferable with the underlying common shares in increments of one warrant for every five shares transferred. During the years ended December 31, 2002 and 2001, there were 200 and 500 warrants exercised, respectively, at $10.00 per share.

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off- balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Actual and required capital amounts (in thousands) and ratios are presented below at December 31:

                                                                                       TO BE WELL-
                                                                                    CAPITALIZED UNDER
                                                               FOR CAPITAL         PROMPT CORRECTIVE
                                           ACTUAL           ADEQUACY PURPOSES      ACTION PROVISIONS
                                           ------           -----------------      -----------------
                                      Amount    Ratio       Amount       Ratio     Amount        Ratio
                                      ------    -----       ------       -----     ------        -----
2002
Total Capital to risk
    weighted assets                 $   15,060    18.5%    $  6,510       8.0%    $  8,137       10.0%
Tier 1 (Core) Capital to risk
    weighted assets                     14,223    17.5        3,255       4.0        4,882        6.0
Tier 1 (Core) Capital to
    average assets                      14,223    11.4        4,977       4.0        6,221        5.0

2001
Total Capital to risk
    weighted assets                 $    7,254    14.1%    $  4,111       8.0%    $  5,139       10.0%
Tier 1 (Core) Capital to risk
    weighted assets                      6,868    13.4        2,055       4.0        3,083        6.0
Tier 1 (Core) Capital to
    average assets                       6,868    10.1        2,722       4.0        3,403        5.0

                            [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year's and the prior two years' retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. Furthermore, as part of the Bank's approval by the regulatory agencies, it is prohibited from paying dividends to Ohio Legacy for a period of three years after inception without prior written non-objection by the Office of the Comptroller of the Currency ("OCC").

After a regular examination of the Bank in early 2002 by the OCC, the Bank entered into a formal agreement with the OCC on June 18,2002 ("OCC
Agreement"). Under the OCC Agreement, the Bank is to adopt and implement certain plans, policies and strategies, including a strategic and related staffing plan, improved management information systems and information security programs and an independent, ongoing review system for the Bank's loan portfolio. In addition, under the OCC Agreement, the Bank must maintain a Tier 1 capital level of at least 11.0% of risk-weighted assets and 8.0% of adjusted total assets. The following table summarizes the Bank's actual capital amounts and the amounts required under the OCC Agreement at December 31, 2002:

                                                                AS REQUIRED BY
                                              ACTUAL           THE OCC AGREEMENT
                                         ----------------      -----------------
                                         Amount     Ratio      Amount      Ratio
                                         ------     -----      ------      -----
2002
Tier 1 (Core) Capital to risk
    weighted assets                     $ 14,223    17.5%     $ 8,951      11.0%
Tier 1 (Core) Capital to
    average assets                        14,223    11.4        9,954       8.0

In response to the OCC Agreement, the Bank has submitted a three-year capital program that includes a plan for maintaining capital at the specified levels, sources and types of additional capital considering growth projections and contingency plans should primary sources of capital become unavailable. A three-year strategic plan also has been submitted to the OCC. Under the agreement, until the Bank receives notice from the OCC that it has complied with the OCC-approved strategic and staffing plan, and has received no supervisory objection to its capital plan, the Bank's asset growth cannot exceed 5% per calendar quarter. Additionally, although the Bank's capital ratios at December 31, 2002, met the provisions to be considered "well capitalized," it is not considered "well-capitalized" while under the terms of the OCC Agreement.

NOTE 11 - OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 11 - OFF-BALANCE SHEET ACTIVITIES (continued)

The contractual amount of financial instruments with off-balance sheet risk was as follows at December 31:

                                                    2002              2001
                                               --------------    -------------
COMMITMENTS TO MAKE LOANS:
  Variable-rate                                $    6,752,000    $   9,232,000
  Fixed-rate                                        1,473,000        2,055,000
UNUSED LINES OF CREDIT, VARIABLE-RATE          $    8,908,000    $   6,266,000

Commitments to make loans are generally made for periods of 30 days or. The fixed-rate loan commitments have interest rates ranging from 6.00% to 7.75% at December 31, 2002, and 6.62% to 9.00% at December 31, 2001.

The Bank has entered into three one-year employment agreements with its Chief Executive Officer and President, its Senior Loan Officer and President of the Stark County Division, and its Senior Vice President of Commercial Lending and President of the Holmes County Region. Each employment agreement will renew automatically for an additional year unless either party furnishes at least sixty days notice to the other of its intent to terminate the agreement. The agreements also entitle the employees to participate in any formally established stock option, health insurance and other fringe benefit plans for which management personnel are eligible. In the event of a change in control, parties would receive 2.99 times their annual compensation.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at December 31:

                                                            2002                                     2001
                                                            ----                                     ----
                                               CARRYING                                  CARRYING
                                                AMOUNT              FAIR VALUE            AMOUNT            FAIR VALUE
                                               --------             ----------           --------           ----------
FINANCIAL ASSETS:
    Cash and cash equivalents               $    15,719,451      $     15,719,451     $     8,698,438     $    8,698,438
    Securities available for sale                38,722,169            38,722,169          16,177,938         16,177,938
    Loans, net                                   78,291,832            80,948,000          51,426,133         51,580,000
    Federal Reserve Bank stock                      318,900               318,900             221,300            221,300
    Accrued interest receivable                     549,429               549,429             372,556            372,556

FINANCIAL LIABILITIES:
    Deposits                                $  (114,891,350)     $   (116,267,000)    $   (70,516,459)    $  (71,404,000)
    Other borrowed funds                           (105,000)             (105,000)                  -                  -
    Trust Preferred Securities                   (3,325,000)           (3,648,000)                  -                  -
    Accrued interest payable                       (541,002)             (541,002)           (490,357)          (490,357)

                            [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits and variable-rate loans, deposits, and borrowings that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of the Trust Preferred Securities is based upon current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTE 13 - TRUST PREFERRED SECURITIES AND OTHER BORROWED FUNDS

In March 2002, the Company issued $3,325,000 of 8.25% fixed-rate Trust Preferred Securities through a special purpose subsidiary, Ohio Legacy Trust I, which will mature March 31, 2022. These securities may be redeemed by the Company at its option, at par, starting March 31, 2007. During 2002, Ohio Legacy infused $3,100,000 into the Bank as a capital contribution and the result is included in the Bank's regulatory capital calculations as Tier 1 capital. Directors of the Company and their family members purchased $2,675,000 of the total $3,325,000 issued. Costs associated with the issuance of the Trust Preferred Securities, which totaled approximately $80,000, have been capitalized and are being amortized over the term of the securities.

In conjunction with the formation of the Trust and the issuance of the Trust Preferred Securities, the Company borrowed $105,000 and contributed $104,000 to the Trust as part of the Trust's initial capitalization. The interest-only note matures on March 26, 2003, and has an interest rate equal to the U.S. Prime interest rate, which was 4.25% at December 31,2002.

NOTE 14 - COMMON STOCK OFFERING

On December 18, 2002, Ohio Legacy issued 1,000,000 shares of common stock at a price of $8.50 per share in a public offering ("2002 Offering"). Proceeds from the 2002 Offering were $7,555,755, net of offering costs of $944,245. In conjunction with the 2002 Offering, Ohio Legacy registered its shares on the NASDAQ SmallCap Market under the ticker "OLCB." In December 2002, Ohio Legacy contributed $4,080,000 of the 2002 Offering's proceeds to the Bank as a capital contribution to provide additional lending capacity for the Bank.

On January 17, 2003, the Company's underwriter exercised the over-allotment option related to the 2002 Offering which resulted in the issuance of an additional 150,000 shares of the Company's common stock at $8.50 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of Ohio Legacy follows:

CONDENSED BALANCE SHEETS
As of December 31

                                                                      2002                 2001
                                                                      ----                 ----
ASSETS
Cash and cash equivalents                                        $    3,616,653       $        6,593
Investment in subsidiaries                                           14,935,917            6,909,863
Intercompany receivable                                                  81,124                    -
Other assets                                                              2,145                    -
                                                                 --------------       --------------

      TOTAL ASSETS                                               $   18,635,839       $    6,916,456
                                                                 ==============       ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Other borrowed funds                                             $      105,000       $            -
Subordinated note payable to Ohio Legacy Trust I                      3,429,000                    -
Accrued expenses and other liabilities                                   98,784                  106
Shareholders' equity                                                 15,003,055            6,916,350
                                                                 --------------       --------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $   18,635,839       $    6,916,456
                                                                 ==============       ==============

CONDENSED STATEMENTS OF OPERATIONS
For the year ended December 31
                                                                      2002                 2001
                                                                      ----                 ----
Dividend income                                                  $        6,507       $            -
Interest expense                                                       (219,427)                   -
Other expense                                                              (185)              (1,122)
                                                                 --------------       --------------

Loss before undistributed income (loss) of subsidiaries                (213,105)              (1,122)
Equity in undistributed income (loss) of subsidiaries                   162,544           (1,120,071)
                                                                 --------------       --------------

       NET LOSS                                                  $      (50,561)      $   (1,121,193)
                                                                 ==============       ==============

                            [OHIO LEGACY CORP LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the year ended December 31

                                                                                2002             2001
                                                                                ----             -----
Cash flows from operating activities:
  Net loss                                                                  $    (50,561)    $  (1,121,193)
  Adjustments:
    Equity in undistributed loss (income) of subsidiaries                       (162,544)        1,120,071
    Net change in intercompany receivable                                        (81,124)                -
    Net change in other assets and other liabilities                              96,534           (11,124)
                                                                            ------------     -------------
        Net cash from operating activities                                      (197,695)          (12,246)

Cash flows from investing activities:
  Investments in subsidiaries                                                 (7,284,000)                -
Cash flows from financing activities:
  Proceeds from other borrowed funds                                             105,000                 -
  Proceeds from subordinated note payable to Ohio Legacy Trust I               3,429,000                 -
  Proceeds from exercise of stock warrants                                         2,000             5,000
  Proceeds from issuance of common stock, net of offering costs                7,555,755                 -
                                                                            ------------     -------------
        Net cash from financing activities                                    11,091,755             5,000
                                                                            ------------     -------------
Net change in cash and cash equivalents                                        3,610,060            (7,246)
Beginning cash and cash equivalents                                                6,593            13,839
                                                                            ------------     -------------
Ending cash and cash equivalents                                            $  3,616,653     $       6,593
                                                                            ============     =============

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2002 and 2001, and for the years then ended

                                                                                2002             2001
                                                                                ----             ----
(Dollars in thousands, except per share data)
BALANCE SHEET DATA:
     Total assets                                                           $    136,048     $      78,570
     Loans, net                                                                   78,292            51,426
     Securities available for sale                                                38,722            16,178
     Allowance for loan losses                                                      (837)             (386)
     Total deposits                                                              114,891            70,516
     Other borrowings                                                              3,430                 -
     Shareholders' equity                                                         15,003             6,916
     Average assets                                                              112,138            43,305
     Average shareholders' equity                                                  6,998             7,463

INCOME STATEMENT DATA:
     Total interest income                                                  $      6,572     $       2,703
     Total interest expense                                                        3,833             1,667
                                                                            ------------     -------------
         Net interest income                                                       2,739             1,036
     Provision for loan losses                                                       452               350
                                                                            ------------     -------------
         Net interest income after provision for loan losses                       2,287               686
     Noninterest income                                                              261               107
     Noninterest expense                                                           2,599             1,914
                                                                            ------------     -------------
              Loss before income taxes                                               (51)           (1,121)
     Income taxes                                                                      -                 -
                                                                            ------------     -------------
              Net loss                                                      $        (51)    $      (1,121)
                                                                            ============     =============
PER SHARE DATA:
     Basic and diluted earnings per common share                            $      (0.05)    $       (1.16)
     Book value per share at year-end                                               7.63              7.16
     Average shares used in earnings per share calculations                      984,727           965,151

OPERATING RATIOS AND OTHER KEY METRICS:
     Total net loans to total deposits                                             68.14%            72.93%
     Total shareholders' equity to total assets                                    11.03              8.80
     Dividend payout ratio                                                           N/A               N/A
     Average shareholders' equity to average assets                                 6.24             17.23
     Return on average equity                                                      (0.72)           (15.02)
     Return on average assets                                                      (0.05)            (2.59)
     Allowance for loan losses to total loans                                       1.06              0.74
     Interest spread                                                                2.43              1.75
     Net interest margin                                                            2.61              2.56
     Efficiency ratio                                                              86.61            167.49
     Noninterest income to average assets                                           0.23              0.25
     Noninterest expense to average assets                                          2.32              4.42

                            [OHIO LEGACY CORP LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In the following section, management presents an analysis of Ohio Legacy Corp's financial condition and results of operations as of and for the years ended December 31, 2002 and 2001. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report. As used herein and except as the context may otherwise require, references to "the Company," "we," "us," or "our" means, collectively, Ohio Legacy Corp ("Ohio Legacy") and its wholly-owned subsidiaries, Ohio Legacy Bank, NA ("the Bank") and Ohio Legacy Trust I ("the Trust").

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology, such as: "may," "might," "could," "would," "believe," "expect," "intend," "plan," "seek," "anticipate," "estimate," "project" or "continue" or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this MD&A, regarding our financial position, capital adequacy and liquidity are forward-looking statements. These forward-looking statements also include, but are not limited to:

         - anticipated changes in industry conditions created by state and federal legislation and regulations;

         - the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;

         -        anticipated changes in general interest rates;

         - retention of our existing customer base and our ability to attract new customers;

         - the development of new products and services and their success in the marketplace;

         -        the adequacy of the allowance for loan losses;

         - statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of when we will achieve positive earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

         -        competition in the industry and markets in which we operate;

         -        changes in general interest rates;

         - rapid changes in technology affecting the financial services industry;

         -        changes in government regulation; and

         -        general economic and business conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

GENERAL

Formed in 1999, Ohio Legacy Corp owns all of the stock of Ohio Legacy Bank, a national bank that commenced business on October 3, 2000, and Ohio Legacy Trust
I. Ohio Legacy Bank provides a full range of traditional commercial and consumer banking services for small to medium-sized businesses as well as retail customers. Ohio Legacy Trust I is a special purpose entity formed by Ohio Legacy Corp for the sole purpose of issuing 8.25% Trust Preferred Securities, the proceeds of which were infused into the Bank as a capital contribution. The Company has experienced strong growth due to what management believes are competitive pricing strategies and referrals from existing customers. As a result, balance sheet amounts as of December 31, 2002, and December 31, 2001, and operating results for the years then ended will not be comparable. Management believes the Company's financial condition and results of operations are as expected for a newly-formed financial institution.

SIGNIFICANT ACCOUNTING POLICIES

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Management considers various factors, including portfolio risk, economic environment and loan delinquencies, in its determination of the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and, since June 30, 2002, on a quarterly basis by an independent third party. Delinquency is not material at this time and, given the fact that the Bank began operations in October 2000, we do not have sufficient historical data on our loan portfolio to utilize in determining an appropriate allowance for loan losses. As a result of the lack of sufficient historical data from our loan portfolio, management will utilize peer information and current economic trends to evaluate the appropriate allowance for loan losses. As a guideline, until our loan portfolio becomes more seasoned, we have established the following target loan loss reserve levels by type of loan: commercial loans -- 2.0%; consumer loans -- 2.0%; commercial real estate loans -- 1.5%; and residential mortgage loans -- 0.4%.

FINANCIAL CONDITION - DECEMBER 31, 2002, COMPARED TO DECEMBER 31, 2001

ASSETS. At December 31, 2002, total assets increased 73.2% to $136.0 million from $78.6 million at December 31, 2001. This increase was funded by growth in deposits of $44.4 million and two capital transactions: the issuance of $3.3 million of 8.25% Trust Preferred Securities and the offering of 1,000,000 shares of the Company's common stock which provided net proceeds of $7.6 million. Most of the net proceeds from the common stock offering were held in cash and cash equivalents at year-end 2002. Approximately $7.3 million of the offerings' proceeds was contributed to the Bank as a capital infusion during 2002. Some of the proceeds will be maintained by Ohio Legacy (the holding company) to service interest payments on the Trust Preferred Securities and to repay other borrowings. The increase in deposits during 2002 served to fund strong growth in the Bank's loan portfolio. The residual was invested in securities.

                            [OHIO LEGACY CORP LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

LOANS. At December 31, 2002, total loans, net of the allowance for loan losses and deferred fees, were $78.3 million, an increase of $26.9 million, or 52.2%, from $51.4 million at December 31, 2001. The loan growth resulted primarily from an increase in residential real estate, commercial, and commercial and multifamily real estate loans.

Residential real estate loans grew due to the origination and refinancing of mortgages secured by one- to four-family real estate as homeowners continued to take advantage of historically low interest rates in 2002. We believe the growth in the commercial loan portfolio during 2002 was a result of our concerted effort to provide quality service on a timely basis. We also market our courier service and cash management products to our commercial customers. Management plans to continue to focus on commercial loan origination in an attempt to weight the Bank's loan portfolio towards commercial loans. At December 31, 2002, commercial, commercial real estate and multifamily real estate loans comprised 45% of the Bank's loan portfolio. Management believes the optimal mix for the Bank's loan portfolio is 65% commercial, commercial real estate and multifamily real estate, 25% residential real estate and construction and 10% consumer loans.

As of December 31, 2002, we had six loans, aggregating $84,000 which were thirty days or more delinquent, and we had no nonperforming loans. Loans are considered nonperforming if they are over 90 days delinquent or if they are in nonaccrual status. As of December 31, 2002, there were no significant loans as to which management had any doubt regarding the ability of the borrower to comply with the terms of the loan.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses increased to $837,000 at December 31, 2002, from $386,000 at December 31, 2001. The allowance for loan losses as a percentage of loans increased to 1.06% at December 31, 2002, as compared to 0.74% at December 31, 2001. Management expects the allowance for loan losses as a percentage of loans will continue to increase as residential loans will comprise a smaller portion of the total loan portfolio over the next year and the loan portfolio becomes weighted toward somewhat riskier commercial loans.

One loan for $1,800 was charged off during the 2002, but a portion of the balance was subsequently recovered through collections efforts, while no loans were charged-off during 2001. At December 31, 2002 and 2001, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired.

SECURITIES. Total securities increased by $22.5 million during 2002. The increase was primarily because of the substantial increase in deposit funds and the capital transactions during 2002, coupled with a sluggish economic outlook which caused a slower growth rate in loans during late 2002. Funds that could not be invested in loans were used to purchase notes and mortgage-backed securities issued by U.S. Government agencies and corporations.

The Company anticipates continued strong year-over-year growth in loans and, thus, has given preference to short-term callable notes and mortgage-backed securities to provide an additional source of liquidity through expected calls and principal paydowns. However, management is considering diversification of the Company's investment portfolio through highly-rated corporate securities which may provide a higher, risk-adjusted yield, and municipal issues, which would provide tax-sheltered income in anticipation of the Company's emergence from operating losses and the subsequent assessment of federal income taxes as net operating loss carryforwards are depleted.

PREMISES AND EQUIPMENT. The net investment in premises and equipment increased $592,000, comprised of an increase in assets of approximately $810,000 offset by $218,000 of depreciation expense. The increase was primarily related to the opening of a full-service banking office in Millersburg, Ohio, in March 2002. The lease on the office has been recorded as a capital lease, which accounted for $453,000 of the additions. Management anticipates additional capital expenditures in the future as the Company launches or acquires new branch locations and upgrades its information technology infrastructure to provide new products and services to our customers. However, future branch expansion is subject to approval by the Bank's regulators and compliance with the terms of the OCC Agreement discussed below and in the Notes to Consolidated Financial Statements.

ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS. The increase in accrued interest receivable is attributed to the large increase in the Company's interest-earning assets during 2002, detailed above. Average interest-earning assets during the fourth quarter of 2002 were 83% higher than the same period in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

DEPOSITS. As noted earlier, total deposits increased $44.4 million, or 62.9%, to $114.9 million at December 31, 2002, from $70.5 million at December 31, 2001. These funds were invested primarily in loans and securities. The growth in deposits, and in particular core deposits (noninterest-bearing checking, interest-bearing checking and statement savings accounts), was the result of what management believes to be competitive pricing on savings accounts and the new branch office opening in Millersburg. Management also uses a courier service to attract new deposits from commercial customers.

OTHER BORROWINGS AND TRUST PREFERRED SECURITIES. During the first quarter of 2002, Ohio Legacy Corp created Ohio Legacy Trust I for the sole purpose of having the Trust issue 8.25% Trust Preferred Securities. The issuance of the Trust Preferred Securities generated $3.3 million, of which $3.1 million was contributed to Ohio Legacy Bank as capital and which, as a result, is included in Ohio Legacy Bank's regulatory capital calculation as Tier 1 capital. In conjunction with the offering of the Trust Preferred Securities, the Company borrowed $105,000 to provide initial capital for the Trust. The note matures in March 2003 and accrues interest equal to the U.S. Prime lending rate.

ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES. In late December 2002, the Bank committed to the purchase of a U.S. Government agency security that had not settled at December 31, 2002. As a result, the Company recorded a liability of $1.0 million, which accounted for the majority of the increase in other liabilities. Accrued interest payable increased from 2001 due to the growth in interest-bearing deposits during 2002.

CAPITAL RESOURCES

Total shareholders' equity was $15.0 million at December 31, 2002, compared to $6.9 million at December 31, 2001. The increase came from the December 2002 offering of 1,000,000 shares of the Company's common stock, which yielded net proceeds of $7.6 million, and total comprehensive income of $529,000, comprised of $580,000 in net unrealized gains on securities available for sale, offset by a net loss from operations of ($51,000).

The Bank's total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders' equity, less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). The Bank met all regulatory capital requirements at December 31, 2002 and 2001. The ratio of total capital to risk-weighted assets was 18.5% at December 31, 2002, while the Tier 1 risk-based capital and leverage ratios (Tier 1 capital to average assets) were 17.5% and 11.4%, respectively.

Regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. However, as part of the supervisory agreement between the Bank and the OCC, the Bank must maintain a Tier 1 capital level of at least 11% of risk-weighted assets and 8% of average total assets. Additionally, in accordance with the OCC Agreement, we have developed a three-year capital program that includes a specific plan for maintaining capital at the specified levels, identifies sources and types of additional capital considering growth projections, and contains contingency plans should primary sources of capital become unavailable. The three-year capital plan has been submitted to the OCC and we have received no supervisory objection.

Under the agreement, until the Bank receives notice from the OCC that it has complied with the OCC-approved strategic and staffing plan and has received no supervisory objection to its capital plan, the Bank's asset growth cannot exceed 5% per calendar quarter. However, the OCC did not consider the growth in assets that exceeded 5% during the fourth quarter of 2002 to be a violation of the OCC Agreement as the increase was primarily the result of the $7.6 million in proceeds from the December 2002 offering of the Company's common stock.

Additionally, the OCC Agreement prohibits the Board of Directors from declaring or paying any dividends unless we have notified the OCC and the Bank is in compliance with certain statutory requirements, its approved capital program, and the Tier 1 capital levels set forth in the OCC Agreement. As a holding company without significant assets other than its ownership of the Bank and the Trust, the Company's ability to pay dividends to shareholders and service debt requirements is dependent upon the payment of dividends by the Bank to the holding company. Some of the proceeds of the 2002 offering will be maintained by Ohio Legacy (the holding company) to service interest payments on the Trust Preferred Securities and to repay other borrowings.

                            [OHIO LEGACY CORP LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, AND DECEMBER 31, 2001

Ohio Legacy Corp has recorded steadily narrowing quarterly losses and, in fact, recorded a profit for the quarters ended September 30, 2002, and December 31, 2002. The net loss for the year ended December 31, 2002, decreased to ($51,000) from ($1.1 million) in 2001. The decreased loss was primarily a result of continued growth in net interest income as Ohio Legacy Bank's interest-earning asset base has grown, funded by increasing deposits and capital infusion transactions. Basic and diluted loss per common share for the year ended December 31, 2002 was ($0.05) as compared to ($1.16) in 2001.

NET INTEREST INCOME. Net interest income increased 164.5% to $2.7 million during 2002 compared to 2001, primarily as a result of the increase in interest earning assets during the year. Net interest margin (net interest income divided by average interest-earning assets) improved to 2.61% in 2002 from 2.56% during 2001, and the interest rate spread (the difference between the yield earned on interest-bearing assets and the cost of funds related to interest-bearing liabilities) improved to 2.43% in 2002 from 1.75% in 2001. While the increase in the spread was significant, the impact on the net interest margin was muted by the fact that the Company's average equity-to-assets ratio declined from 17.2% during 2001 to 6.2% during 2002.

Although the current interest rate environment is volatile, management believes that general interest rates will increase in late 2003. With the Bank's asset/liability portfolios currently being somewhat "asset sensitive," net interest margin should improve if interest rates increase. The Company also believes that its net interest margin will increase as a result of the new capital infusion, and as the Bank is able to increase its loan-to-deposit ratio somewhat over the next year, thereby replacing securities with higher-yielding loans.

PROVISION FOR LOAN LOSSES. The Company's provision for loan losses was $452,000 during the year ended December 31, 2002, compared to $350,000 during 2001. With the guidelines discussed previously (page 28) in "Allowance for loan losses," our provision for loan losses can be expected to increase during periods when we are experiencing loan growth and as risks inherent in the loan portfolio increase with changes in the portfolio's composition. Additionally, as the Company's loan portfolio becomes more seasoned, or if economic conditions in our market areas deteriorate, we anticipate a higher provision for loan losses in the future.

NONINTEREST INCOME. For the year ended December 31, 2002, noninterest income increased 143.0%, from $107,000 in 2001 to $261,000. The increase in noninterest income was attributable to a higher level of service fees, commensurate with the increase in demand deposit balances during the respective periods. Noninterest income to average assets was 0.23% during 2002 compared to 0.25% during 2001.

NONINTEREST EXPENSE. Noninterest expense totaled $2.6 million, an increase of 35.7% from $1.9 million during 2001. However, the efficiency ratio (noninterest expense divided by the sum of net interest income and noninterest income) improved from 167.5% in 2001 to 86.6% in 2002, and the ratio of noninterest expense to average assets declined from 4.42% in 2001 to 2.32% in 2002 as the Company was able to leverage its overhead costs.

The largest nominal increase in noninterest expense was in the salaries and benefits component as the Company launched its third full-service banking office in Millersburg, Ohio, in March 2002. Additionally, occupancy and data processing costs rose in 2002 primarily due to the opening of the Millersburg branch. Marketing expense declined in 2002 from 2001, but we expect our advertising costs to increase in the future as the Company launches new products and opens additional banking offices. Professional fees increased as a result of using additional resources to assist with compliance with the OCC Agreement.

Management expects noninterest expense to continue to increase in the future through controlled growth in employees and banking facilities. However, the ratio of noninterest expense to average assets should continue to decline somewhat during 2003, as the Company can attain asset growth without a commensurate increase in noninterest expenses. As a result, the Company's efficiency ratio should continue to improve.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

INCOME TAXES. The income tax benefit from the net operating losses during the years ended December 31, 2002 and 2001, have not been reflected in the consolidated financial statements. A valuation allowance has been recorded to offset deferred tax assets. When management believes that it is more likely than not that the income tax benefit will be used by the Company, the valuation allowance will be reduced and a tax benefit will be realized. The income tax benefits from losses can be carried forward for twenty years from the time of the loss before they expire.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES
AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2002, the Company's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

                                   NOTE
(Dollars in thousands)           REFERENCE      2003        2004        2005       2006      2007      THEREAFTER
                                 ---------      ----        ----        ----       ----      ----      ----------
DEPOSITS WITHOUT MATURITY                     $ 52,086    $      -    $      -    $    -    $    -      $      -
CERTIFICATES OF DEPOSIT              6          26,572      34,298       1,666        90        50           129
OTHER BORROWED FUNDS                13             105           -           -         -         -             -
TRUST PREFERRED SECURITIES (1)      13               -           -           -         -         -         3,325
CAPITAL LEASE OBLIGATIONS (2)        5             160         160         160       168       179         1,700
OPERATING LEASES                     5             126         126         129       140       141           721

(1) The Trust Preferred Securities are callable at par, at the Company's option, on March 31, 2007.

(2) Includes $1,544 of amounts allocable to interest payments over the remaining term of the leases.

Note 11 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2002, the Company had no unconsolidated, related special purpose entities, nor did the Company engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Company to liabilities greater than the amounts recorded on the consolidated balance sheet. Management's policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, the Company may pursue certain contracts, such as interest rate swaps, in its efforts to execute a sound and defensive interest rate risk management policy.

LIQUIDITY

"Liquidity" refers to our ability to fund loan demand and customers' deposit withdrawal needs and to meet other needs for cash. The purpose of liquidity management is to assure sufficient cash flow to meet all of our financial commitments and to capitalize on opportunities for business expansion in the context of managing the Bank's interest rate risk exposure. This ability depends on our financial strength, asset quality and types of deposit and investment instruments we offer to our customers.

Our principal sources of funds are deposits, loan and security repayments, maturities of securities, sales of securities available for sale and capital transactions. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition. We maintain investments in liquid assets based upon management's assessment of our need for funds, our expected deposit flows, yields available on short-term liquid assets and objectives of our asset/liability management program.

                            [OHIO LEGACY CORP LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

Cash and cash equivalents increased $7.0 million, or 80.7%, to $15.7 million at December 31,2002, compared to $8.7 million at December 31,2001. Cash and cash equivalents represented 11.6% of total assets at December 31,2002, and 11.1% of total assets at December 31,2001. We have federal funds sources from various correspondent banks, should we need to supplement our future liquidity needs in order to meet loan demand or to fund investment opportunities. As we grow and cash and cash equivalents generated from deposits and capital are used to fund loans, management anticipates liquidity will further decrease.Accordingly, management monitors its liquidity position on a regular basis in conjunction with its asset/liability and interest rate risk management activities. We believe our current liquidity level, subsequent to the common stock offering in December 2002, is sufficient to meet anticipated future growth in loans and deposits and to maintain compliance with regulatory capital ratios and requirements under the OCC Agreement.

INTEREST RATE SENSITIVITY

At December 31,2002, approximately 62% of the interest-earning assets and 64% of the interest-bearing liabilities on our balance sheet were scheduled to mature or re-price in one year or less. At December 31, 2002, we had fixed-rate loans with maturities greater than five years totaling approximately $16.7 million, or 21% of total loans. Approximately 41% of our interest-bearing liabilities were variable-rate core deposits. Another 55% of interest-bearing liabilities on our balance sheet were made up of fixed-rate term deposits, of which $26.6 million, or 42%, mature in one year or less. Other borrowed funds consist of a short-term variable-rate note that matures in March 2003. The Trust Preferred Securities carry a fixed interest rate of 8.25%. The short-term nature of the balance sheet is a result of our significant increase in deposits and the recent capital transactions and the resulting investment of those deposits and proceeds in short-term funds. Management's strategy is to keep funds available for anticipated loan demand. We have retained an independent party to provide a quarterly assessment of our interest rate sensitivity.We use this information to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. We believe that we were moderately "asset sensitive" over a twelve-month horizon as of December 31, 2002 (i.e., our net interest income should increase in a rising interest rate environment).
However, there can be no assurance that our net interest income will expand in such a rate environment, as a result of the changing composition of our assets and liabilities, changing prepayment experience and other factors.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of our assets and liabilities are monetary in nature; therefore, we differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation significantly affects non-interest expense, which tends to rise during periods of general inflation.

Deflation, or a decrease in overall prices from one period to the next, could have a negative impact on the Company's operations and financial condition. Deflationary periods impute a higher borrowing cost to debtors as the purchasing power of a dollar increases with time. This may decrease the demand for loan products offered by the Bank.

Management believes the most significant impact on financial results is our ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

SHAREHOLDER INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Wooster Office
305 West Liberty Street                   Telephone:  330-263-1955
Wooster, Ohio 44691                       Fax:        330-263-0063

Canton Office
4026 Dressler Road N.W.                   Telephone:  330-478-1000
North Canton, Ohio 44718                  Fax:        330-477-3745

Millersburg Office
225 North Clay Street                     Telephone:  330-674-5301
Millersburg, Ohio 44654                   Fax:        330-674-5088

DIRECTORS OF OHIO LEGACY CORP AND OHIO LEGACY BANK

D.William Allen                           Gregory A.Long
Vice President of Sales, Bocko, Inc.      President, Long, Cook &
President, SPC Realty Company,            Samsa, Inc.CPA's,
Canton, Ohio                              Wooster, Ohio

William T.Baker                           Benjamin M.Mast
President, Multi Products Co.,            President, B-L Transport, Inc.,
Millersburg, Ohio                         Millersburg, Ohio

Robert F.Belden                           Thomas W.Schervish
President, Belden Brick Company,          President and Owner, Stark
Canton, Ohio                              Management Company,
                                          Canton, Ohio

L.Dwight Douce, Chairman                  Steven G.Pettit
President and Chief Executive Officer,    Senior Loan Officer and President,
Ohio Legacy Corp and Ohio Legacy Bank,    Stark County Division, Ohio
Wooster, Ohio                             Legacy Bank
                                          Canton, Ohio

Scott J.Fitzpatrick                       Daniel H.Plumly
Partner, Fitzpatrick Enterprises,         Member, Critchfield, Critchfield
Canton, Ohio                              & Johnston, Ltd.,
                                          Wooster, Ohio

Randy G.Jones                             Michael D.Meenan
President and Owner,                      President and Owner,
R & L Jones Trucking, Inc.,               Riverview Industrial Wood
Millersburg, Ohio                         Products, Inc.,
                                          Wooster, Ohio
J.Edward Diamond
Private Investor,
Canton, Ohio

                            [OHIO LEGACY CORP LOGO]

SHAREHOLDER INFORMATION

OFFICERS OF OHIO LEGACY CORP AND THE BANK

L.Dwight Douce, President and Chief Executive Officer
Daniel H.Plumly, Corporate Secretary
Steven G.Pettit, Senior Loan Officer, President of Stark County Region Robert E.Boss, Senior Vice President, Commercial Lending, President of Holmes County Region

CORPORATE COUNSEL              INDEPENDENT AUDITORS       SPECIAL COUNSEL

Critchfield, Critchfield       Crowe, Chizek and           Squire, Sanders
& Johnston LTD                 Company LLP                & Dempsey LLP
225 N.Market Street            One Columbus               4900 Key Tower
Wooster, Ohio 44691            10 West Broad Street       127 Public Square
                               Columbus, Ohio 43215       Cleveland, Ohio 44114

ANNUAL MEETING

The Annual Meeting of Shareholders will be held 10:00 a.m., on April 24,2003, at the Holmes County Banking Center, 225 North Clay Street, Millersburg, Ohio.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Ohio Legacy Corp's common stock is publicly traded on the NASDAQ SmallCap Market under the ticker symbol OLCB. At February 28, 2003, there were 2,115,700 common shares of the Company issued and outstanding and there were 298 holders of record.Between December 24, 2002 (the date the Company' s stock was listed on NASDAQ), and December 31,2002, the highest closing value of the Company stock was $8.70 and the lowest closing value was $8.55. The initial price of the Company's stock upon listing on NASDAQ was $8.50 per share.

Prior to being listed on NASDAQ, there was a lack of an established market for the Company's stock. As a result, management does not have knowledge of all transactions or prices paid. All transactions that management is aware of resulted in a price of $10.00 per share.

No cash dividends were paid during 2002 or 2001. The Company' s ability to pay dividends depends primarily on the ability of Ohio Legacy Bank to pay dividends to Ohio Legacy Corp.See Note 10 in the Notes to Consolidated Financial Statements for a discussion of the restrictions on the ability of Ohio Legacy Bank to pay dividends.

SHAREHOLDER AND GENERAL INQUIRES                    TRANSFER AGENT

L.Dwight Douce, President and                 Illinois Stock Transfer Company
Chief Executive Officer                       209 West Jackson Boulevard
Ohio Legacy Corp                              Suite 903
305 West Liberty Street                       Chicago, Illinois 60606
Wooster, Ohio 44691                           (312) 427-2953
(330) 263-1955

ANNUAL REPORT ON FORM 10-KSB

A copy of Ohio Legacy Corp's Annual Report on Form 10-KSB for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Eric S. Nadeau, Vice President, Ohio Legacy Bank, 305 West Liberty Street, Wooster, Ohio 44691.

                             [OHIO LEGACY BANK LOGO]

                            OHIO LEGACY BANK OFFERS:

PERSONAL BANKING PRODUCTS           BUSINESS BANKING PRODUCTS

  Checking Accounts                    Checking Accounts
  Saving Accounts                        Saving Accounts
Certificates of Deposit               Certificates of Deposit
Individual Retirement Accounts          Commercial Loans
   Check+Debit Card                 Revolving Lines of Credit
   Visa/Mastercard                      Letters of Credit
Overdraft Protection                      Term Loans
    ATM Services                      Corporate Credit Cards
24-Hour AnyTime Line               & Merchant Credit Card Services
   Direct Deposit                      Daily Courier Services
Combined Statements                        Group Banking
                                           Direct Deposit

                                LOCATIONS:

       WOOSTER                      CANTON                  MILLERSBURG
       -------                      ------                  -----------
 305 West Liberty St.        4026 Dressler Rd. NW         225 N. Clay St.
Wooster, Ohio 44691         Canton, Ohio 44718        Millersburg, Ohio 44654
   330-263-1955                  330-478-1000             330-674-5301

[EQUAL HOUSING LENDER LOGO]    24-HOUR ANYTIME LINE           MEMBER
                                  877-965-1113                 FDIC

                            [OHIO LEGACY CORP LOGO]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                   EXHIBIT 13

                       [OHIO LEGACY CORP BACK COVER LOGO]