Form 10KSB, Exhibit 13
period 2003-12-31
OHIO LEGACY CORP
filed 2004-03-17
CIK 1096654

Exhibit 13

Annual Report

December 31, 2003

OHIO LEGACY CORP

OHIO LEGACY CORP

ANNUAL REPORT

December 31, 2003 and 2002

CONTENTS

MESSAGE TO OUR SHAREHOLDERS	2

REPORT OF INDEPENDENT AUDITORS	3

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS	4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)	5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	6

CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	8

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27

CORPORATE INFORMATION	38

SHAREHOLDER INFORMATION	39

OHIO LEGACY CORP

MESSAGE TO OUR SHAREHOLDERS

Dear Shareholder:

“Wanted: Community-based Financial Institution, Locally Owned and Locally Managed.” With all the mergers and acquisitions announced over the last couple of months, this is what communities, like the ones we are in, are asking for. Well, Ohio Legacy is just such a financial institution.

Fiscal 2003 was our third full year of operations and our first full year of profitability as net income was $609,000, or $0.29 per share, as compared to a loss of ($51,000), or ($0.05) per share, during 2002. Total assets increased to $159.1 million and the loan portfolio increased to $108.8 million at December 31, 2003.

This year brought with it a number of major accomplishments for Ohio Legacy. First, as I mentioned, it was our first full year of profitability. This was accomplished due to a 17% increase in assets and an increase in both net interest margin and interest rate spread of 50 basis points and 31 basis points, respectively. Also contributing to the profitability was an increase in the loan to deposit ratio from 68% at the end of 2002 to 88% in 2003.

Another accomplishment was the improvement of the net interest margin to over three percent (3.10% during 2003) in spite of declining rates during the year. The increases in margin and spread were primarily a result of a significant shift in asset mix from securities to loans.

Net loans grew by $30.5 million, or 39%, from December 31, 2002, another major accomplishment. This loan growth was accomplished while still maintaining strong asset quality. We were pleased with the growth in commercial real estate and construction loans.

Total asset growth was funded by an increase in deposits of $8.3 million, or 7%, for the year and an increase in Federal Home Loan Bank advances of $14.8 million. The largest areas of deposit growth were noninterest-bearing deposits and certificates of deposit. During 2004, the Bank plans on introducing a number of new deposit products and services to increase core deposits and small business commercial accounts.

As 2004 progresses, new opportunities and challenges await Ohio Legacy and the banking industry. Consolidation in the industry has increased as there have been three competitors in our markets that will change names in the first six months of the year. These changes will provide us the opportunity to increase market share. Another challenge this year is the likely increase in market interest rates toward the end of the year as the economy improves. This will also provide us with the opportunity to improve interest rate margin and spread.

Ohio Legacy is composed of a team of people that are committed to the community bank philosophy of bringing extra value to the customer. We think that this commitment and the support of our Board of Directors will provide us many opportunities for success in 2004.

Thank you for your continued support and loyalty.

L. Dwight Douce
President and Chief Executive Officer
Ohio Legacy Corp

OHIO LEGACY CORP

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Ohio Legacy Corp

Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Legacy Corp as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Cleveland, Ohio

February 4, 2004

OHIO LEGACY CORP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$4,370,383	$5,301,451
Federal funds sold and interest-bearing deposits in financial institutions	3,814,436	10,418,000

Cash and cash equivalents	8,184,819	15,719,451
Securities available for sale	38,054,644	38,722,169
Loans, net	108,792,368	78,291,832
Federal agency stock	1,039,200	318,900
Premises and equipment, net	2,036,544	2,185,108
Other real estate owned	70,000	—
Accrued interest receivable and other assets	880,904	810,017

Total assets	$159,058,479	$136,047,477

Liabilities
Deposits:
Noninterest-bearing	$7,133,620	$4,992,413
Interest-bearing demand	8,962,743	7,206,953
Savings	39,667,717	39,886,817
Certificates of deposit	67,387,021	62,805,167

Total deposits	123,151,101	114,891,350
Other borrowed funds	—	105,000
Federal Home Loan Bank advances	14,759,314	—
Subordinated debentures	3,325,000	3,325,000
Capital lease obligations	976,643	983,439
Accrued interest payable and other liabilities	801,954	1,739,633

Total liabilities	143,014,012	121,044,422
Shareholders’ Equity
Preferred stock, no par value, 500,000 shares authorized, none outstanding	—	—
Common stock, no par value, 5,000,000 shares authorized and 2,118,000 outstanding in 2003 and 2,500,000 shares authorized and 1,965,700 outstanding in 2002	17,701,955	16,546,465
Accumulated deficit	(1,555,585)	(2,164,585)
Accumulated other comprehensive income (loss)	(101,903)	621,175

Total shareholders’ equity	16,044,467	15,003,055

Total liabilities and shareholders’ equity	$159,058,479	$136,047,477

See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2003 and 2002

	2003	2002
Interest income:
Loans, including fees	$6,329,906	$5,034,267
Securities	1,356,312	1,411,037
Interest-bearing deposits, federal funds sold and other	110,447	127,209

Total interest income	7,796,665	6,572,513
Interest expense:
Deposits	3,150,085	3,476,439
Federal Home Loan Bank advances	38,879	—
Subordinated debentures and other borrowings	284,360	219,427
Interest on capital leases	153,339	131,884

Total interest expense	3,626,663	3,827,750

Net interest income	4,170,002	2,744,763
Provision for loan losses	418,250	452,456

Net interest income after provision for loan losses	3,751,752	2,292,307
Noninterest income:
Service charges and other fees	345,677	251,845
Gains on sales of securities, net	112,908	—
Other income	9,961	8,858

Total other income	468,546	260,703
Noninterest expense:
Salaries and benefits	1,605,764	1,149,196
Occupancy and equipment	571,389	483,451
Professional fees	330,188	234,382
Franchise tax	184,838	88,424
Data processing	326,025	233,199
Marketing and advertising	102,435	81,183
Stationery and supplies	81,592	85,979
Other expenses	409,067	247,757

Total noninterest expense	3,611,298	2,603,571

Earnings (loss) before income taxes	609,000	(50,561)
Income tax expense	—	—

Net earnings (loss)	$609,000	$(50,561)

Other comprehensive income (loss):
Reclassification adjustment for gains realized on securities sales included in net earnings	(112,908)	—
Net change in unrealized gain (loss) on available for sale securities	(610,170)	579,511

Comprehensive income (loss)	$(114,078)	$528,950

Basic and diluted net earnings (loss) per share	$0.29	$(0.05)

See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31,2003 and 2002

	Outstanding Shares of Common Stock	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, December 31,2001	965,500	$8,988,710	$(2,114,024)	$41,664	$6,916,350
Proceeds from exercise of stock warrants	200	2,000	—	—	2,000
Proceeds from stock offering, net of $944,245 in offering costs	1,000,000	7,555,755	—	—	7,555,755
Net loss	—	—	(50,561)	—	(50,561)
Change in net unrealized gain on securities available for sale	—	—	—	579,511	579,511

Balance, December 31,2002	1,965,700	16,546,465	(2,164,585)	621,175	15,003,055
Proceeds from exercise of stock warrants	2,300	23,000	—	—	23,000
Proceeds from stock offering, net of $142,510 in offering costs	150,000	1,132,490	—	—	1,132,490
Net earnings	—	—	609,000	—	609,000
Change in net unrealized gain on securities available for sale	—	—	—	(723,078)	(723,078)

Balance, December 31,2003	2,118,000	$17,701,955	$(1,555,585)	$(101,903)	$16,044,467

See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,2003 and 2002

	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$609,000	$(50,561)
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation	251,200	218,209
Securities amortization and accretion	233,438	97,649
Provision for loan losses	418,250	452,456
Gain on sales of securities	(112,908)	—
Loss in Ohio Legacy Trust I	16,065	5,086
Federal Home Loan Bank stock dividends	(5,200)	—
Net change in:
Accrued interest receivable and other assets	(150,910)	(258,332)
Accrued interest payable and other liabilities	86,967	121,515
Deferred loan fees	73,736	21,522

Net cash from operating activities	1,419,638	607,544
Cash flows from investing activities:
Purchases of securities available for sale	(44,065,880)	(34,742,672)
Maturities/calls and paydowns of securities available for sale	27,256,608	13,702,803
Proceeds from sales of securities	15,672,501	—
Investment in Ohio Legacy Trust I	—	(104,000)
Purchases of federal agency stock	(715,100)	(97,600)
Net change in loans	(31,062,522)	(27,339,677)
Purchase of premises and equipment	(102,636)	(357,340)

Net cash used by investing activities	(33,017,029)	(48,938,486)
Cash flows from financing activities:
Net change in deposits	8,259,751	44,374,891
Repayment of capital lease obligations	(6,796)	(10,691)
Proceeds from (Repayments of) other borrowed funds	(105,000)	105,000
Proceeds from exercise of common stock warrants	23,000	2,000
Proceeds from Federal Home Loan Bank advances	15,000,000	—
Repayments of Federal Home Loan Bank advances	(240,686)	—
Proceeds from issuance of subordinated debentures	—	3,325,000
Proceeds from issuance of common stock, net of offering costs	1,132,490	7,555,755

Net cash from financing activities	24,062,759	55,351,955

Net change in cash and cash equivalents	(7,534,632)	7,021,013
Cash and cash equivalents at beginning of period	15,719,451	8,698,438

Cash and cash equivalents at end of period	$8,184,819	$15,719,451

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$3,590,119	$3,782,191
Federal income taxes	—	—
Noncash transactions:
Use of capital lease to acquire branch office	$—	$453,000
Commitment to purchase securities available for sale	—	1,022,500
Transfer of loans to other real estate owned	70,000	—

See accompanying notes to consolidated financial statements.

[GRAPHIC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Ohio Legacy Corp (“Ohio Legacy”) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (“Bank”). Intercompany transactions and balances are eliminated in consolidation. References to the “Company” include Ohio Legacy, consolidated with its subsidiary, the Bank.

Ohio Legacy is a bank holding company, incorporated in July 1999 under the laws of the State of Ohio. On October 3, 2000, Ohio Legacy sold 951,500 shares of common stock at a price of $10.00 per share, resulting in proceeds of $8,848,710, net of offering costs of $666,290 (“2000 Offering”). Most of the proceeds of the 2000 Offering were used by Ohio Legacy to provide the initial capitalization of the Bank, which occurred on October 3, 2000. At that time, the Bank began operations.

During the first quarter of 2002, Ohio Legacy created Ohio Legacy Trust I (“Trust”) for the sole purpose of issuing 8.25% trust preferred securities, the proceeds of which were infused into the Bank by Ohio Legacy as a capital contribution. As further discussed in Note 7, prior to December 31, 2003, the Trust was consolidated with the Company but is now reported separately as a result of the Company’s adoption of a new accounting interpretation.

The Bank provides financial services through its full-service offices in Wooster, Millersburg and Canton, Ohio. Its primary deposit products are checking, savings and certificate of deposit accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities of less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,116,000 and $900,000 was required to meet regulatory reserve and clearing requirements at December 31, 2003 and 2002, respectively. These balances do not earn interest.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in earnings. Other securities such as Federal Reserve Bank and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is other than temporary.

[GRAPHIC]	- 8 -

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonable assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

A loan is impaired when full payment under the original terms of the loan is not expected. Smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures. Commercial, commercial real estate and multifamily real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported at the present value of estimated future cash flows using the loan’s existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment and Long-lived Assets: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over an asset’s useful life, primarily using the straight line method. Leasehold improvements have useful lives ranging from 15 to 20 years. Furniture, fixtures and equipment have lives ranging from 5 to 15 years. Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable through future undiscounted cash flows. If impaired, the assets are recorded at fair value.

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

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) Per Share: Basic earnings (loss) per share is net earnings (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share includes the dilutive effect of additional potential common shares that may be issued upon the exercise of stock options and stock warrants. The following table details the calculation of basic and diluted earnings (loss) per share:

	2003	2002
BASIC:
Net earnings (loss)	$609,000	$(50,561)
Weighted average common shares outstanding	2,109,124	984,727

Basic earnings (loss) per share	$0.29	$(0.05)

DILUTED:
Net earnings (loss)	$609,000	$(50,561)
Weighted average common shares outstanding	2,109,124	984,727
Dilutive effect of stock options	3,415	—

Total common shares and dilutive potential common shares	2,112,539	984,727

Diluted earnings (loss) per share	$0.29	$(0.05)

The following table details, as of December 31, dilutive potential common shares excluded from the computation of diluted earnings per share during the years then ended as the effect of their exercise was antidilutive:

	2003	2002
Stock warrants	337,300	339,600
Stock options	86,500	87,000

Total	423,800	426,600

Stock Compensation: Compensation expense under all stock options and the stock warrants granted to the Company’s Board of Directors is reported using the intrinsic value method. Accordingly, no stock-based compensation expense is reflected in net earnings (loss) in the accompanying consolidated statements of operations as all options and warrants granted had an exercise price equal to the market price of the underlying common stock at the date of grant.

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on net earnings and earnings per share if expense were measured using the fair value recognition provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

	2003	2002
Net earnings (loss) as reported	$609,000	$(50,561)
Deduct stock-based compensation expense determined under fair value based method	(277,417)	(281,849)

Pro forma net earnings (loss)	$331,583	$(332,410)

Basic and diluted earnings (loss) per share as reported	$0.29	$(0.05)
Pro forma basic and diluted earnings (loss) per share	$0.16	$(0.34)

The fair value of common stock options and warrants was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during the years ended December 31, 2003 and 2002, as of the grant date:

	August 2003 Stock Options	February 2003 Stock Options	February 2002 Stock Options
Fair value, calculated	$4.20	$2.77	$3.90
Exercise price	9.70	8.50	10.00
Risk-free interest rate, 10-year Treasury	4.54%	3.94%	4.95%
Expected stock price volatility	20.01	None	None
Expected dividend rate	None	None	None
Expected life	10 years	10 years	10 years

Off-balance Sheet Financial Instruments: Off-balance sheet financial instruments include credit instruments such as commitments to make loans, which are issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require the Bank and Ohio Legacy to maintain certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy or by Ohio Legacy to shareholders.

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the Company’s chief decision-makers monitor the revenue streams of the Company’s various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s financial services operations are considered by management to be aggregated into one reportable operating segment.

Newly Issued Accounting Standards: During 2003, the Company adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” Adoption of these new standards did not materially affect the Company’s operating results or financial condition.

Also during 2003, the Company adopted FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 changes the accounting model for consolidation of subsidiaries and other entities. The impact of the adoption of this accounting interpretation is discussed further in Note 7.

Reclassifications: Some items in the prior-year financial statements were reclassified to conform to the current year’s presentation.

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows as of December 31:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003
U.S. Government agencies and corporations	$9,031,234	$18,462	$(169,171)
Mortgage-backed securities	29,023,410	171,083	(122,277)

Total	$38,054,644	$189,545	$(291,448)

2002
U.S. Government agencies and corporations	$15,163,967	$220,616	$(3,120)
Mortgage-backed securities	23,558,202	408,405	(4,726)

Total	$38,722,169	$629,021	$(7,846)

At December 31, 2003, there were no securities that had unrealized losses for more than twelve months, nor were there any securities with other than temporary declines in fair value or impairment as the decline in fair value is largely due to an increase in market rates. Fair values are expected to recover as the bonds approach maturity. At December 31, 2003, the fair values of U.S. Government agencies and mortgage-backed securities with unrealized losses were $8,467,773 and $10,531,184, respectively.

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 2 - SECURITIES (continued)

Contractual maturities of debt securities at December 31, 2003, were as follows. Balances are presented at fair value with the yield calculated on amortized cost:

	Maturing
	Less than one year		After one through five years		After five through ten years		After ten years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government agencies and corporations	$47	5.36%	$3,461	3.39%	$5,524	3.44%	$—	—%
Mortgage-backed securities	—	—	394	4.10	9,900	4.26	18,729	4.18

Total	$47	5.36%	$3,855	3.46%	$15,424	3.96%	$18,729	4.18%

Proceeds from the sales of securities during the year ended December 31, 2003, were $15,672,501 with gross gains and losses recognized on those sales of $164,830 and ($51,922), respectively. No securities were sold during 2002.

Securities with a fair value of $20,202,000 and $583,000 were pledged as collateral for public funds deposits and Federal Home Loan Bank advances at December 31, 2003 and 2002, respectively.

At December 31, 2003, there were no holdings of securities of any one issuer, other than U.S. Government agencies and corporations, in an amount greater than 10% of shareholders’ equity.

At December 31, 2003 and 2002, federal agency stock consisted of Federal Reserve Bank stock of $533,800 and $318,900, respectively, and stock of the Federal Home Loan Bank of Cincinnati of $505,400 and $0, respectively.

NOTE 3 - LOANS

Loans, by collateral type, were as follows at December 31:

	2003		2002
	Balance	Percent	Balance	Percent
Residential real estate	$42,510,798	38.7%	$31,345,865	39.6%
Multifamily residential real estate	8,120,517	7.4	6,732,072	8.5
Commercial real estate	24,457,198	22.2	18,385,467	23.2
Construction	11,791,077	10.7	4,636,473	5.8
Commercial	12,698,536	11.5	10,205,592	12.9
Consumer and home equity	10,511,437	9.5	7,925,119	10.0

Total loans	110,089,563	100.0%	79,230,588	100.0%

Less: Allowance for loan losses	(1,121,913)		(837,210)
Net deferred loan fees	(175,282)		(101,546)

Loans, net	$108,792,368		$78,291,832

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 3 - LOANS (continued)

Activity in the allowance for loan losses for the year ended December 31 was as follows:

	2003	2002
Balance, January 1	$837,210	$385,923
Provision for loan losses	418,250	452,456
Loans charged-off	(137,112)	(1,769)
Recoveries	3,565	600

Balance, December 31	$1,121,913	$837,210

Balance as a percentage of total loans	1.02%	1.06%

Impaired and nonperforming loans were as follows at December 31, 2003, and during the year then ended:

2003
At December 31:
Loans past due over 90 days still on accrual	$—
Nonaccrual loans	154,140
Impaired loans	—
During the year ended December 31:
Average of impaired loans during the year	$51,638
Interest income recognized during impairment	—
Cash-basis interest income recognized during impairment	—
Interest income foregone on nonaccrual loans	$3,253

There were no impaired or nonperforming loans at December 31, 2002, or during the year then ended.

Loans to principal officers, directors and their affiliates in 2003 were as follows:

Balances, January 1	$2,750,754
New loans	2,705,000
Repayments	(1,559,364)

Balances, December 31	$3,896,390

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31:

	2003	2002
Office buildings	$1,003,000	$1,003,000
Leasehold improvements	690,102	688,024
Furniture, fixtures and equipment	945,306	844,748

Premises and equipment, cost	2,638,408	2,535,772
Less: Accumulated depreciation	(601,864)	(350,664)

Premises and equipment, net	$2,036,544	$2,185,108

During the years ending December 31,2003 and 2002, depreciation expense was $251,200 and $218,209, respectively.

The Company’s headquarters and the Wayne County banking office is located at 305 West Liberty Street in Wooster, Ohio. Monthly rent for the first five years is $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of 10%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.

The Bank’s operations center is located at 111 South Buckeye Street in Wooster, Ohio. The Bank has entered into a two-year lease with annual rent of $14,931, including utilities and common area costs, during the first year, increasing by 3% during each successive year with options to renew.

The Stark County banking office is located at 4026 Dressler Road in Canton, Ohio. The Bank entered a ten-year lease agreement for the property with two five-year renewal options. This lease was modified in 2002 as a result of the Company occupying additional space. Annual rent payments will be $78,305 for the remainder of the first five years of the lease, with the lease increasing to $88,851 for the second five years of the original term of the lease, increasing 15% each five-year term thereafter.

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

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 4 - PREMISES AND EQUIPMENT (continued)

Rent expense was $140,000 and $131,962 for the years ended December 31, 2003 and 2002, respectively. Estimated rental commitments under all leases for their non-cancelable periods were as follows as of December 31,2003:

	Operating Leases	Capital Leases
2004	$141,608	$160,138
2005	135,462	160,138
2006	139,861	168,211
2007	141,274	178,998
2008	141,274	181,248
Thereafter	601,521	1,518,515

Total minimum lease payments	$1,301,000	2,367,248

Amounts representing interest		(1,390,605)

Present value of minimum lease payments		$976,643

NOTE 5 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more were $23,758,476 and $19,521,620 at December 31,2003 and 2002, respectively.

Scheduled maturities of certificates of deposit for the next five years were as follows at December 31,2003:

2004	$52,090,198
2005	6,130,335
2006	7,961,217
2007	755,699
2008	449,572

$67,387,021

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 5 - DEPOSITS (continued)

The following is a schedule of average deposit amounts and average rates paid on each category for the year ended December 31:

	2003		2002
	Average Balances	Average Rate	Average Balances	Average Rate
Noninterest-bearing demand deposits	$5,749,000	N/A	$3,954,000	N/A
Interest-bearing demand deposits	7,781,000	1.08%	5,661,000	1.93%
Savings accounts	38,666,000	1.46	33,727,000	2.82
Money market accounts	2,808,000	0.82	3,891,000	1.53
Certificates of deposit	63,859,000	3.88	53,548,000	4.40

Total deposits	$118,863,000	2.65%	$100,781,000	3.45%

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

The following table details Federal Home Loan Bank (“FHLB”) advances as of December 31, 2003:

One-year interest-only advance 1.64% fixed rate, maturing December 16, 2004	$3,000,000
Eighteen-month interest-only advance 2.02% fixed rate, maturing June 16, 2005	2,500,000
Two-year interest-only advance 2.36% fixed rate, maturing December 16, 2005	1,500,000
Thirty-month interest-only advance 2.77% fixed rate, maturing June 23, 2006	1,500,000
Three-year interest-only advance 3.07% fixed rate, maturing December 22, 2006	1,500,000
Three-year, constant monthly payment advance 2.26% fixed rate, final maturity October 1, 2006	2,838,611
Four-year, constant monthly payment advance 2.57% fixed rate, final maturity October 1, 2007	1,920,703

$14,759,314

Each advance is payable at its maturity date and has a prepayment penalty if repaid prior to maturity. The advances were collateralized by securities. Based upon securities specifically pledged as collateral to the FHLB at December 31, 2003, the Bank had approximately $3,944,000 in additional borrowing capacity available for future advances. As of December 31, 2003, required principal payments on all FHLB advances over the next five years are:

2004	$4,464,169
2005	5,499,136
2006	4,362,239
2007	433,770

$14,759,314

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 7 - SUBORDINATED DEBENTURES AND OTHER BORROWINGS

In March 2002, the Company formed a special purpose entity, Ohio Legacy Trust I (“Trust”), for the sole purpose of issuing $3,325,000 of 8.25% fixed-rate trust preferred securities. Ohio Legacy borrowed $105,000 and contributed $104,000 to the Trust as part of the Trust’s initial capitalization. This interest-only note matured and was repaid on March 26, 2003. Additionally, the Company issued 8.25% Subordinated Deferrable Interest Debentures (“subordinated debentures”) to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the trust. During 2002, Ohio Legacy infused $3,100,000 of the proceeds of the subordinated debentures into the Bank as a capital contribution.

The subordinated debentures represent the sole asset of the Trust and are due on March 31, 2022 (“Due Date”). Ohio Legacy may redeem the subordinated debentures any time prior to the Due Date at par value. The trust preferred securities will mature March 31, 2022, but may be redeemed by the Trust at par, at its option, starting March 31, 2007. Directors of the Company and their family members, purchased $2,675,000 of the trust preferred securities.

Prior to 2003, the Trust was consolidated in the Company’s financial statements, with the trust preferred securities issued by the Trust reported in liabilities as “Trust Preferred Securities” and the subordinated debentures eliminated in consolidation. New accounting guidance, FIN 46 (as revised in December 2003), changes the accounting model for consolidation from one based on consideration of control through voting interests to one which now also considers: (1) whether an entity has sufficient equity at risk to enable it to operate without additional financial support, (2) whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or (3) whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

Accordingly, the Trust is no longer consolidated and the Company does not report the securities issued by the Trust as liabilities. Instead, the Company reports the subordinated debentures issued by Ohio Legacy to the Trust as liabilities as they are no longer eliminated in consolidation. Ohio Legacy’s equity investment in the Trust is accounted for using the equity method. As a result, there was no significant effect on the Company’s assets, liabilities or net earnings.

NOTE 8 - INCOME TAXES

Effective tax rates differ from federal statutory rates applied to financial statement earnings (loss) due to the following:

	2003	2002
Federal statutory rate (34%) times financial statement earnings (loss)	$207,060	$(17,191)
Effect of:
Deferred tax valuation allowance	(213,366)	13,493
Other, net	6,306	3,698

Total income tax expense	$—	$—

- 18 -	-

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 8 - INCOME TAXES (continued)

Deferred tax assets and liabilities were due to the following at December 31:

	2003	2002
Deferred tax assets:
Net operating loss carryforward	$75,789	$359,119
Organizational costs capitalized	76,449	120,134
Bad debt deduction	338,251	248,679
Deferred loan fees	59,596	34,526

Total deferred tax assets	550,085	762,458
Deferred tax liabilities:
Depreciation	(47,602)	(51,272)
Accrual to cash adjustment	(6,343)	(2,614)
Other	(2,121)	(1,187)

Total deferred tax liabilities	(56,066)	(55,073)

Net deferred tax assets	494,019	707,385
Valuation allowance on net deferred tax assets	(494,019)	(707,385)

Net	$—	$—

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these temporary differences were reversed and there is no assurance of future taxable income.

At December 31, 2003, the Company had operating loss carryforwards of approximately $222,910 which can be used to offset future taxable income. The unused net operating loss carryforward will expire on December 31, 2021.

NOTE 9 - STOCK-BASED COMPENSATION

The Company granted 150,000 warrants (“Director Warrants”) to the Board of Directors and organizers of the Company at the time of closing of the 2000 Offering. The Director Warrants vest in equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at $10.00 per share and will expire ten years from the date of issuance. At December 31, 2003, all Director Warrants were vested and exercisable and no Director Warrants have been exercised or forfeited.

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 9 - STOCK-BASED COMPENSATION (continued)

The Company’s Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan (“Stock Ownership Plan”). A total of 200,000 common shares are available for grants under the Stock Ownership Plan. The following types of awards may be granted under the Stock Ownership Plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the Stock Ownership Plan, each nonemployee Director will be granted 2,500 nonqualified options at the time, or soon after, that person first becomes a Director. This initial option grant will vest annually in equal amounts over a five-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his or her tenure on the Board, which will vest immediately. Options granted to employees and officers of the Company vest annually in equal amounts over three years. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, outstanding options may become immediately exercisable in full at the discretion of the Compensation Committee of the Board of Directors. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement.

The following table details stock option grants under the Stock Ownership Plan during the year ended December 31:

	2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	87,000	$10.00	—	$—
Granted	52,750	8.70	89,500	10.00
Forfeited	(500)	10.00	(2,500)	10.00
Exercised	—	—	—	—

Outstanding at December 31	139,250	$9.51	87,000	$10.00

Exercisable at December 31	43,500	$9.62	11,000	$10.00

Weighted average remaining contractual life	8.6 years		9.1 years

The Company is accounting for the Stock Ownership Plan and the Director Warrants under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net earnings (loss) in accordance with SFAS No. 123 (see Note 1).

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 10 - STOCK WARRANTS

As part of the 2000 Offering, the Company issued to shareholders one stock warrant for every five shares of common stock purchased, resulting in the issuance of 190,300 warrants. Each warrant entitles the holder to purchase one common share at $10.00 per share. The warrants carry no voting rights and may be exercised at any time within the seven years following their issuance. The warrants may be called by the Company at any time after the first year of issuance at $0.10 per warrant. If called, each holder of a warrant must exchange the warrant within 30 days or the warrant will expire. The warrants are transferable with the underlying common shares in increments of one warrant for every five shares transferred. During the years ended December 31, 2003 and 2002, there were 2,300 and 200 warrants exercised, respectively, at $10.00 per share. At December 31, 2003, there were 187,300 warrants outstanding.

NOTE 11 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

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

Actual and required capital amounts (in thousands) and ratios are presented below at December 31:

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total capital to risk weighted assets	$19,370	18.4%	$8,444	8.0%	$10,554	10.0%
Tier 1 (Core) capital to risk weighted assets	18,248	17.3	4,222	4.0	6,333	6.0
Tier 1 (Core) capital to average assets	18,248	12.3	5,957	4.0	7,446	5.0
2002
Total capital to risk weighted assets	$15,060	18.5%	$6,510	8.0%	$8,137	10.0%
Tier 1 (Core) capital to risk weighted assets	14,223	17.5	3,255	4.0	4,882	6.0
Tier 1 (Core) capital to average assets	14,223	11.4	4,977	4.0	6,221	5.0

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 11 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above.

After a regular examination of the Bank in early 2002 by the Office of the Comptroller of the Currency (“OCC”), the Bank entered into a formal agreement with the OCC on June 18, 2002 (“OCC Agreement”). Under the OCC Agreement, the Bank must adopt and implement certain plans, policies and strategies, including a strategic plan and a related staffing plan, improved management information systems and information security programs and an independent, ongoing review process for the Bank’s loan portfolio. In addition, under the OCC Agreement, the Bank must maintain a Tier 1 capital level of at least 11.0% of risk-weighted assets and 8.0% of adjusted total assets. Although the Bank’s capital ratios at December 31, 2003 and 2002, met the provisions to be considered “well capitalized,” it cannot be considered “well-capitalized” while under the terms of the OCC Agreement. At December 31, 2003 and 2002, the Bank was in compliance with the capital requirements of the OCC Agreement, as disclosed in the table above.

In response to the OCC Agreement, the Bank has submitted a strategic plan and a three-year capital program that includes a plan for maintaining capital at the specified levels, sources and types of additional capital considering growth projections and contingency plans should primary sources of capital become unavailable. During the third quarter of 2003, in response to progress made by management under the terms of the agreement, the OCC notified the Bank that Article VI of the OCC Agreement would be modified, effective October 1, 2003. Previously, the Bank’s average asset growth was restricted to no greater than 5% each calendar quarter. The modification relieved the Bank of the quarterly compliance requirement and implemented an annual growth restriction of no greater than 22% over the Bank’s average assets during the third quarter of 2003. The annual asset growth restriction will be in place through October 1, 2004, or until the OCC determines the Bank has complied with all terms of the OCC Agreement and terminates the agreement.

NOTE 12 - OFF-BALANCE SHEET ACTIVITIES

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

The contractual amount of financial instruments with off-balance sheet risk was as follows at December 31:

	2003	2002
Commitments to make loans:
Variable-rate	$14,265,000	$6,752,000
Fixed-rate	1,786,000	1,473,000
Unused lines of credit, variable-rate	$14,716,000	$8,908,000

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 12 - OFF-BALANCE SHEET ACTIVITIES (continued)

Commitments to make loans are generally made for periods of 30 days or less. The fixed-rate loan commitments have interest rates ranging from 4.50% to 9.00% at December 31, 2003, and 6.00% to 7.75% at December 31, 2002.

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

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at December 31:

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$8,184,819	$8,185,000	$15,719,451	$15,719,000
Securities available for sale	38,054,644	38,055,000	38,722,169	38,722,000
Loans, net	108,792,368	110,229,000	78,291,832	80,948,000
Federal agency stock	1,039,200	1,039,000	318,900	318,000
Accrued interest receivable	642,340	642,000	549,429	549,000
Financial liabilities:
Deposits	$(123,151,101)	$(124,280,000)	$(114,891,350)	$(116,267,000)
Other borrowed funds	—	—	(105,000)	(105,000)
Subordinated debentures	(3,325,000)	(3,768,000)	(3,325,000)	(3,648,000)
FHLB advances	(14,759,314)	(14,785,000)	—	—
Accrued interest payable	(577,546)	(578,000)	(541,002)	(541,000)

Carrying amount is the estimated fair value for cash and cash equivalents, federal agency stock, accrued interest receivable and payable, demand deposits and variable-rate loans, deposits and borrowings that reprice frequently and fully. Security fair values are based on market prices or dealer quotes. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of borrowings is based upon current rates for similar financing. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTE 14 - COMMON STOCK OFFERING

On December 18, 2002, Ohio Legacy issued 1,000,000 shares of common stock at a price of $8.50 per share in a public offering (“2002 Offering”). Proceeds from the 2002 Offering were $7,555,755, net of offering costs of $944,245. In conjunction with the 2002 Offering, the Company’s underwriter, Friedman Billings Ramsey (“FBR”), had an option to purchase an additional 150,000 shares at the offering price of $8.50 to cover over-allotments. On January 17, 2003, FBR exercised the over-allotment option to purchase all 150,000 shares. The over-allotment issuance resulted in proceeds of $1, 132, 490, net of $142,510 in offering costs.

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2003 and 2002

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Ohio Legacy follows:

CONDENSED BALANCE SHEETS

As of December 31

	2003	2002
ASSETS
Cash and cash equivalents	$1,213,462	$3,616,653
Investment in subsidiary, Ohio Legacy Bank	18,145,219	14,843,510
Other assets	59,929	71,676

Total assets	$19,418,610	$18,531,839

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debenture to Ohio Legacy Trust I	$3,325,000	$3,325,000
Other borrowed funds	—	105,000
Accrued expenses and other liabilities	49,143	98,784
Shareholders’ equity	16,044,467	15,003,055

Total liabilities and shareholders’ equity	$19,418,610	$18,531,839

CONDENSED STATEMENTS OF OPERATIONS
For the year ended December 31

	2003	2002
Interest expense	$(284,360)	$(219,427)
Loss on investment in Ohio Legacy Trust I	(16,065)	(5,086)
Professional fees	(108,455)	—
Other expense	(6,907)	(185)

Loss before undistributed earnings of subsidiary	(415,787)	(224,698)
Equity in undistributed earnings of subsidiary	1,024,787	174,137

Net earnings (loss)	$609,000	$(50,561)

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31

	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$609,000	$(50,561)
Adjustments:
Equity in undistributed income of subsidiary	(1,024,787)	(174,137)
Loss on investment in Ohio Legacy Trust I	16,065	5,086
Net change in other assets and other liabilities	(53,959)	21,917

Net cash used by operating activities	(453,681)	(197,695)
Cash flows from investing activities:
Investment in subsidiary	(3,000,000)	(7,180,000)

Net cash used by investing activities	(3,000,000)	(7,180,000)
Cash flows from financing activities:
Proceeds from other borrowed funds	(105,000)	105,000
Proceeds from subordinated note payable to Ohio Legacy Trust I	—	3,325,000
Proceeds from exercise of stock warrants	23,000	2,000
Proceeds from issuance of common stock, net of offering costs	1,132,490	7,555,755

Net cash from financing activities	1,050,490	10,987,755

Net change in cash and cash equivalents	(2,403,191)	3,610,060
Beginning cash and cash equivalents	3,616,653	6,593

Ending cash and cash equivalents	$1,213,462	$3,616,653

OHIO LEGACY CORP

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

As of December 31, 2003 and 2002, and for the years then ended

(Dollars in thousands, except per share data)	2003	2002
Balance Sheet Data:
Total assets	$159,058	$136,047
Securities available for sale	38,055	38,722
Loans, net	108,792	78,292
Allowance for loan losses	(1,122)	(837)
Total deposits	123,151	114,891
Other borrowings	18,084	3,429
Shareholders’ equity	16,044	15,003
Average assets	141,842	112,138
Average shareholders’ equity	16,007	6,998
Income Statement Data:
Total interest income	$7,797	$6,573
Total interest expense	3,627	3,828

Net interest income	4,170	2,745
Provision for loan losses	418	453

Net interest income after provision for loan losses	3,752	2,292
Noninterest income	469	261
Noninterest expense	3,612	2,604

Earnings (loss) before income taxes	609	(51)
Income taxes	—	—

Net Earnings (loss)	$609	$(51)

Per Share Data:
Basic and diluted net earnings (loss) per share	$0.29	$(0.05)
Book value per share at year-end using outstanding shares	7.58	7.63
Average shares used in earnings per share calculations:
Basic	2,109,124	984,727
Diluted	2,112,539	984,727
Operating Ratios and Other Key Metrics:
Total net loans to total deposits	88.34%	68.14%
Total shareholders’ equity to total assets	10.08	11.03
Average shareholders’ equity to average assets	11.29	6.24
Return on average equity	3.80	(0.72)
Return on average assets	0.43	(0.05)
Allowance for loan losses to total loans	1.02	1.06
Interest spread	2.75	2.43
Net interest margin	3.10	2.60
Efficiency ratio (1)	79.80	86.63
Noninterest income to average assets (1)	0.25	0.23
Noninterest expense to average assets	2.55	2.32

(1)	Excludes gains on sales of securities.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

In the following section, management presents an analysis of Ohio Legacy Corp’s financial condition and results of operations as of and for the years ended December 31, 2003 and 2002. This discussion is provided to give shareholders a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report. As used herein and except as the context may otherwise require, references to “the Company,” “we,” “us,” or “our” means, collectively, Ohio Legacy Corp (“Ohio Legacy”) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (“the Bank”).

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology, such as: “may,” “might,” “could,” “would,” “believe,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “estimate,” “project” or “continue” or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this MD&A regarding our financial position, capital adequacy and liquidity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;

•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;

•	retention of our existing customer base and our ability to attract new customers;

•	the development of new products and services and their success in the marketplace;

•	the adequacy of the allowance for loan losses;

•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

•	competition in the industry and markets in which we operate;

•	changes in general interest rates;

•	rapid changes in technology affecting the financial services industry;

•	changes in government regulation; and

•	general economic and business conditions.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

OVERVIEW

The year ended December 31, 2003, brought a number of challenges and successes to the Company as the national economy rebounded from recession, markets dealt with two foreign wars and interest rates fell to their lowest levels in decades, only to experience the most volatile months of trading in recent memory. We recorded our first full year of profitability as net income was $609,000, or $0.29 per share, compared to a loss of ($51,000), or ($0.05) per share, during 2002. Total assets increased almost 17% through borrowings and growth in deposits while the loan portfolio increased by $30.5 million and credit quality remained strong.

The Company did not experience full-year margin compression during 2003 as many in the banking industry did when rates continued to fall early in the year. The Company’s net interest margin and interest rate spread increased 50 basis points (bp) and 31 bp, respectively, primarily as a result of a significant shift in asset mix from securities to loans. The loan to deposit ratio increased to 88% in 2003 from 68% at the end of 2002 and loans as a percent of interest-earning assets increased to 72% from 61%. We expect continued improvement in interest margin as our certificate of deposit (CD) portfolio reprices downward in early 2004 provided that short-term rates remain at their historical lows through the first half of next year.

During 2001, in conjunction with the Bank’s grand opening and to generate deposit growth, we offered a CD product with a three-year maturity that allowed customers to contribute additional principal to their account at their original rate, even if rates fell. We discontinued this product in late 2001. However, as rates fell sharply in the following years, customers took advantage of the attractive rate previously offered to them and continued to contribute to their accounts. At December 31, 2003, this product totaled $27.1 million, or 40% of our CD portfolio, and carried a weighted average interest rate of 5.05%.

While the maturity of this portfolio should improve our net interest margin and spread (current interest rates offered are approximately 200 bp lower), we are cognizant of the liquidity pressure placed on the Company for the next 10 months. We are aggressively working to ensure customers keep their deposits with us. Additionally, we plan to launch a number of new deposit products in 2004, including a suite of checking accounts to attract new core deposits and reduce our dependence on higher-costing CDs and borrowings.

As such, we believe we are liability-sensitive over the one-year time horizon. Although 65% of our loan portfolio was variable rate, only 30%, or approximately $32.4 million, could reprice during 2004. Likewise, $52.1 million, or 77% of our CD portfolio will mature and reprice in 2004 and all core deposits could reprice immediately. Usually, this would mean an increasing rate environment would cause a drop in net interest income. However, we believe that a modest increase in interest rates (25 bp over the next 12 months) would not be enough to offset the downward repricing that will occur with our CD portfolio maturities, as discussed above.

In December 2003, Newell Rubbermaid announced the closing of one of their largest manufacturing facilities in the United States, which is in Wooster, Ohio. The closing could result in the loss of over 1,000 jobs in Wayne County. We do not believe this closing will have a material, direct effect on our operations. Approximately 28% and 57% of our loan and deposit portfolios, respectively, are serviced by our Wooster office. A review of our loan customer base does not evidence a significant balance of loans to Rubbermaid employees. We cannot foresee the indirect effects the plant closing may have on the Wayne County economy and the Company (i.e., the impact on suppliers or vendors providing services to Rubbermaid who have a banking relationship with us). We take pride in the communities we serve, with each county having its own distinct market characteristics. This diversification of markets was an intentional strategy aimed at reducing our risk exposure to any one local economy. For example, business development in the Stark County market continues to provide strong incentive to focus our lending and growth efforts in Canton, as well as offering a large depositor base. As such, we are optimistic that growth opportunities still exist in all of our market areas.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

In early 2004, a number of merger and acquisition transactions were announced. We believe the consolidation of regional and national banks provides additional opportunity for the Bank to win new customers who may be disappointed with the level of customer service they receive from large banks. Specifically, three banks in our markets announced they would be acquired by larger institutions who currently do not have a significant presence in those markets, nor are they locally-owned and operated. Additionally, these transactions may provide opportunities for us to expand our branch network in markets that may not be of material concern to the large commercial banks but are attractive to us as we cater to that niche.

SIGNIFICANT ACCOUNTING POLICIES

Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. We estimate the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Loan losses are charged against the allowance when we believe the loan balance cannot be collected.

We consider various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and on a quarterly basis by an independent third party. Delinquent loans are not material at this time; however, given the fact that the Bank began operations in October 2000, we do not have sufficient historical data on our loan portfolio to identify consistent or significant trends in loan losses.

FINANCIAL CONDITION – DECEMBER 31, 2003, COMPARED TO DECEMBER 31, 2002

Assets. During the year ended December 31, 2003, total assets increased 16.9% to $159.1 million from $136.0 million at December 31, 2002. This increase was funded by net increase in advances from the Federal Home Loan Bank of Cincinnati (FHLB) of $14.8 million, growth in deposits of $8.3 million, and proceeds from an over-allotment issuance of the Company’s common shares of $1.1 million. The increase in deposits and a portion of the FHLB advances during 2003 served to fund strong growth in the Bank’s loan portfolio. The residual was invested in securities. During 2003, the growth restriction of the OCC Agreement was modified to permit stronger asset growth (see Note 11 to the consolidated financial statements).

Loans. At December 31, 2003, the loan portfolio, net of the allowance for loan losses and deferred fees, was $108.8 million, an increase of $30.5 million, or 38.9%, from December 31, 2002. The loan growth resulted primarily from an increase in residential real estate, construction, and commercial real estate loans. Note 3 to the consolidated financial statements describes the loan portfolio based on collateral type. A number of commercial loans are secured by the primary residence of the business owner or rental properties and typically carry a higher interest rate than conventional mortgage loans. For example, while the footnote reports 38.7% of the loan portfolio is secured by residential real estate, only 25.0% of the loan portfolio is comprised of conventional residential real estate loans, which yielded an average rate of 5.90% at the end of 2003. The rest of the residential real estate loans were underwritten as commercial loans and carried an average rate of 7.00%.

We believe the growth in the commercial loan portfolio during 2003 was a result of our concerted effort to provide quality service on a timely basis. We also market our courier service and cash management products to our commercial customers. We plan to continue to focus on commercial loan origination in an attempt to weight the Bank’s loan portfolio towards commercial loans. We believe the optimal mix for the Bank’s loan portfolio, based on intent, is 65% commercial, commercial real estate and multifamily real estate, 25% residential real estate and construction and 10% consumer loans. During 2004, we plan to launch a number of deposit products conducive to the cash management needs of small businesses, which we believe will open new opportunities for additional commercial loans.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

Asset quality remained strong at the end of the year. As of December 31, 2003, nonperforming loans totaled $154,000. Loans are considered nonperforming if they are over 90 days delinquent or if they are in nonaccrual status. As of December 31, 2003, there were no significant loans as to which we had any doubt regarding the ability of the borrower to comply with the terms of their loan with us.

Allowance for loan losses. The allowance for loan losses increased to $1.1 million at December 31, 2003. The allowance for loan losses as a percentage of loans decreased to 1.02% at December 31, 2003, from 1.06% at December 31, 2002. Net charge-offs during 2003 were $134,000, with $113,000 comprised of residential real estate and consumer loans. Included in net charge-offs is one property that was repossessed in December 2003, resulting in a loss of $54,000 as the property was written down to its estimated fair value. Other real estate owned was $70,000 at December 31, 2003. During 2002, one loan for $1,800 was charged off, but all of the balance was subsequently recovered through collection efforts. At December 31, 2003 and 2002, none of the allowance for loan losses was allocated to impaired loan balances, as there were no loans considered impaired.

Securities. Total securities decreased by $667,000 during 2003. However, the modest change between the balance sheet dates masks significant changes and turnover in the portfolio. During 2003, as rates fell during the first half of the year, a number of U.S. Government agency notes were called and significant prepayments in the mortgage-backed security (“MBS”) portfolio occurred as consumers refinanced the loans underlying those securities. As a result, the strong cash flows were reinvested in lower yielding securities as net loan growth was weaker in the first half of 2003 than in the latter months. The prepayments on the MBS portfolio also required acceleration of the purchase premium on those securities which reduced the yield on the securities portfolio to as low as 3.15% during the third quarter of 2003. Since mid-year, long-term rates have increased, prepayments have slowed and the yield on securities improved to 3.73% during the last quarter of 2003. We anticipate continued strong year-over-year growth in loans and, thus, have given preference to mortgage-backed securities to provide an additional source of liquidity through principal paydowns.

As loan demand improved in late 2003, the securities portfolio balance fell to as low as $29.9 million in September 2003. We sold approximately $15.7 million of securities during 2003 in order to fund that loan demand. The Bank did not become a member of the FHLB until late in the second quarter of 2003 and, thus, was unable to borrow funds to meet loan demand.

In late December 2003, to leverage our strong capital position, we borrowed $10.0 million from the FHLB and purchased $10.0 million in MBS. We structured the transaction by laddering maturities of advances to coincide with the cash flows from the MBS, with some maturity mismatches. However, we were cautious in our selection of securities to acquire as we were willing to sacrifice net yield on the mismatch in order to reduce the extension risk of the assets in an assumed increasing rate environment. The spread during the first year of the transaction is estimated to be 160 bp, which should increase net interest income by approximately $150,000 during 2004.

Premises and equipment. The net investment in premises and equipment decreased $148,000 as an increase in assets of approximately $103,000 was offset by $251,000 of depreciation expense. The purchases were primarily related to the opening of an operations center in Wooster. We anticipate additional capital expenditures in the future as we launch or acquire banking offices and upgrade our information technology infrastructure to provide new products and services to our customers. However, any future branch expansion is subject to approval by the Bank’s regulators and compliance with the terms of the OCC Agreement.

Accrued interest receivable and other assets. We are required to purchase shares of stock in the FHLB and the Federal Reserve Bank based on our capital and borrowing levels. As we retain earnings or engage in other forms of capital generation, we will need to purchase additional shares. The significant increase in federal agency stock during 2003 was due to our new membership in the FHLB and the use of advances.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

The increase in accrued interest receivable is attributed to the increase in our interest-earning assets during 2003, detailed above. Average interest-earning assets during the fourth quarter of 2003 were 40% higher than the same period in 2002. This increase in assets and its impact on accrued interest receivable was somewhat offset by the lower interest rate environment. As discussed above in “Loans,” we acquired our first other real estate owned property during 2003 and estimated its fair value to be $70,000.

Deposits. Total deposits increased $8.3 million, or 7.2% during 2003. The growth in deposits was somewhat disappointing, but we were limited for most of the year by the asset growth restriction of the OCC Agreement and other regulations effective while we are under a written agreement. During 2004, we plan to aggressively market our deposit products and offer new services that cater to small businesses and attract lower-costing core deposits. Additionally, we plan to bid on public funds as an alternative source to retail deposits. See “Overview” above for a discussion about the risk of a significant decrease in deposits during 2004 due to a large portion of our CD portfolio maturing during the year. We have implemented a marketing plan to retain these customers and have a liquidity contingency funding plan in place should we need to meet strong cash demands as a result of account runoff (see “Liquidity”).

FHLB advances, subordinated debentures and other borrowings. See Note 7 to the consolidated financial statements for a description of the impact of the adoption of a new accounting pronouncement which resulted in the deconsolidation of a subsidiary and the resulting impact on the Company’s balance sheet. Additionally, the increase in FHLB advances during 2003 is discussed in “Securities” above.

Accrued interest payable and other liabilities. In late December 2002, the Bank committed to the purchase of a U.S. Government agency security that had not settled by the end of last year. As a result, the Company recorded a liability of $1.0 million in 2002. The security settled in January 2003, which accounted for the majority of the decrease in other liabilities during the current year. This decrease was offset somewhat by an increase in accrued interest payable due to the growth in interest-bearing deposits during 2003.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, AND

DECEMBER 31, 2002

Net interest income. Net interest income increased 51.9% to $4.2 million during 2003, primarily as a result of the increase in interest earning assets during the year. A shift in interest-earning assets from securities to loans helped to offset a lower interest rate environment in 2003 compared to 2002. Net interest margin (net interest income divided by average interest-earning assets) improved to 3.10% in 2003 from 2.60% during 2002, and the interest rate spread (the difference between the yield earned on interest-bearing assets and the cost of funds related to interest-bearing liabilities) improved to 2.75% in 2003 from 2.43% in 2002. During the fourth quarter of 2003, margin and spread were 3.28% and 2.93%, respectively. While margin and spread improved during the year, the yield on assets fell 46 bp to 5.79% for the full year of 2003. The cost of funds fell 77 bp to 3.04% during 2003.

Interest income. Approximately 65% of the loan portfolio is variable rate, with 21% of the portfolio based on the Prime rate. These loans typically reprice the month immediately after a change in the index rate. Approximately 37% of the portfolio is based on the three-year constant maturity Treasury (“CMT”) rate. These loans typically reprice every three years and are priced above the index plus the margin during the first three years of the note. The remainder of the variable-rate loans are based on the one- and five-year CMT indices. For the full year of 2003 the yield on loans fell to 6.94% from 7.29% as the Prime and short-term Treasury rates fell throughout 2002 and 2003. As the majority of our loan growth occurred in the second half of 2003, during the portion of the year that short-term rates were at or near their lowest levels, we expect the yield on loans to be slightly lower in 2004 than in 2003. The yield on the securities portfolio fell to 3.78% in 2003 from 4.90% in 2002 for the reasons discussed above under “Securities.”

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

Interest expense. Although the average balances of low-cost core deposits increased during 2003, we are still dependent on higher-costing certificates of deposit as our deposit mix remained constant during 2003. The average cost of funds of core deposits fell 122 bp, or 47%, during 2003 compared to 2002. At the same time, the cost of CDs fell only 52 bp, or 12%. As noted earlier, we have a pool of CDs offered in 2001 that comprises 40% of our CD portfolio at December 31, 2003, and carries an average rate of 5.05%. This product will begin to mature in early 2004. The overall decline in our cost of funds was helped by the advances borrowed from the FHLB which carried rates slightly below the rates we offered on like-term CDs at the time we borrowed the funds. The remainder of the cost of funds is comprised of subordinated debentures, which carry a fixed interest rate of 8.25% (see Note 7 to the consolidated financial statements) and the leases on our Wooster and Millersburg offices, a portion of which are accounted for as capital leases.

Provision for loan losses. The provision for loan losses was $418,000 during 2003 compared to $452,000 during 2002. The provision fell during 2003 as loan growth, on a percentage basis, was not as strong as it was in 2002. Additionally, we have yet to encounter material deterioration in the credit quality of our loan portfolio. Nonetheless, with the guidelines discussed above in “Allowance for loan losses,” our provision for loan losses can be expected to increase during periods when we are experiencing degradation in credit quality and as the risk of losses in the loan portfolio increases with changes in the portfolio’s composition.

Noninterest income. For the year ended December 31, 2003, noninterest income increased to $469,000 from $261,000 in 2002. Service charges increased 37.3% during 2003, which was attributable to a higher level of demand deposit balances during the year. Net gains on securities sales were $113,000. Noninterest income (excluding securities gains) to average assets was 0.25% during 2003 compared to 0.23% during 2002.

Noninterest expense. Total noninterest expense increased to $3.6 million during 2003 compared to $2.6 million during 2002. The efficiency ratio improved to 79.8% during 2003 compared to 86.6% during 2002 while noninterest expense as a percent of average assets increased to 2.55% in 2003 from 2.32% in 2002. This dichotomy is caused by the significant improvement in the net interest margin as a result of falling deposit rates outweighing the increase in overhead expenses and slower asset growth.

Salaries and benefits are higher in 2003 reflecting a higher level of employment at the Bank, including the hiring of new members of management and lenders and additional staff hired during the second half of 2002 to support the lending function. Professional fees increased in 2003 as we utilized outside consultants to assist with the OCC Agreement and enhance the corporate governance and oversight capabilities of management and the Board of Directors. We expect professional fees in 2004 to be level with 2003 as a result of additional procedures that we and our auditors must perform in order to comply with the requirements of the Sarbanes-Oxley Act.

Ohio franchise tax is assessed on the Bank’s capital balance. The subordinated debenture and common stock offerings in 2002 resulted in capital contributions to the Bank; therefore, franchise taxes are higher in 2003. We balanced the timing of capital contributions to the Bank to maximize regulatory lending capacity and minimize franchise tax assessment considering the common stock offering closed in late December 2002.

Data processing expense has increased as a result of higher transaction volumes and additional services offered to our customers, including check imaging. Other expenses increased primarily as a result of increased Bank Insurance Fund premiums and higher transaction fees with the Federal Reserve Bank as a result of our deposit growth.

We expect noninterest expense to continue to increase in the future through controlled growth in employees and banking facilities. However, the ratio of noninterest expense to average assets should decline somewhat during 2004, as we should attain asset growth without a commensurate increase in noninterest expenses. As a result, the efficiency ratio should continue to improve.

Income taxes. Because of net operating losses during the years prior to December 31, 2002, a valuation allowance has been recorded to offset deferred tax assets. We reversed part of the valuation allowance in 2003 to offset tax expense. When we believe that it is more likely than not that the income tax benefit will be used, the valuation allowance will be reduced and a deferred tax asset will be realized. The income tax benefits from losses can be carried forward for twenty years from the time of the loss before they expire.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2002, AND DECEMBER 31, 2001

We recorded steadily narrowing quarterly losses and, in fact, recorded a profit for the quarters ended September 30, 2002, and December 31, 2002. The net loss for the year ended December 31, 2002, decreased to ($51,000) from ($1.1 million) in 2001. The decreased loss was primarily a result of continued growth in net interest income as our interest-earning asset base grew, funded by increasing deposits and capital infusion transactions. Basic and diluted loss per share for the year ended December 31, 2002 was ($0.05) compared to ($1.16) in 2001.

Net interest income. Net interest income increased 164.5% to $2.7 million during 2002 compared to 2001, primarily as a result of the increase in interest-earning assets during the year. Net interest margin improved to 2.60% in 2002 from 2.56% during 2001, and the interest rate spread improved to 2.43% in 2002 from 1.75% in 2001. While the increase in the spread was significant, the impact on the net interest margin was muted by the fact that the average equity-to-assets ratio declined from 17.2% during 2001 to 6.2% during 2002.

Provision for loan losses. The provision for loan losses was $452,000 during the year ended December 31, 2002, compared to $350,000 during 2001, primarily as a result of the strong long growth during 2002.

Noninterest income. For the year ended December 31, 2002, noninterest income increased 143.0%, from $107,000 in 2001 to $261,000. The increase in noninterest income was attributable to a higher level of service fees, commensurate with the increase in demand deposit balances during the respective periods. Noninterest income to average assets was 0.23% during 2002 compared to 0.25% during 2001.

Noninterest expense. Noninterest expense totaled $2.6 million, an increase of 35.7% from $1.9 million during 2001. However, the efficiency ratio improved from 167.5% in 2001 to 86.6% in 2002, and the ratio of noninterest expense to average assets declined from 4.42% in 2001 to 2.32% in 2002 as we were able to leverage our overhead costs.

The largest nominal increase in noninterest expense was in the salaries and benefits component as we launched our third full-service banking office in Millersburg, Ohio, in March 2002. Additionally, occupancy and data processing costs rose in 2002 primarily due to the opening of that branch. Marketing expense declined in 2002 from 2001, but we expect our advertising costs to increase in the future as we launch new products and open additional banking offices. Professional fees increased as a result of using additional resources to assist with compliance with the OCC Agreement.

Income taxes. The income tax benefit from the net operating losses during the years ended December 31, 2002 and 2001, have not been reflected in the consolidated financial statements. A valuation allowance has been recorded to offset deferred tax assets.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2003, our significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	2004	2005	2006	2007	2008	Thereafter
Certificates of deposit	5	$52,090	$6,130	$7,961	$756	$50	$—
FHLB advances	6	4,464	5,499	4,362	434	—	—
Subordinated debentures (1)	7	—	—	—	—	—	3,325
Capital lease obligations (2)	4	160	160	168	179	181	1,519
Operating leases	4	142	135	140	141	141	602
Deposits without maturity		—	—	—	—	—	55,764

(1)	The subordinated debentures are redeemable at par, at the Company’s option, any time prior to maturity, which is March 31, 2022.

(2)	Includes $1,391 of amounts allocable to interest payments over the remaining term of the leases.

Note 12 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2003, we had no unconsolidated, related special purpose entities other than the Trust, as reported in Note 7 to the consolidated financial statements, nor did we engage in derivatives and hedging contracts, such as interest rate swaps, that may expose us to liabilities greater than the amounts recorded on the consolidated balance sheet. Our investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, we may pursue certain contracts, such as interest rate swaps, in our efforts to execute a sound and defensive interest rate risk management policy.

LIQUIDITY

“Liquidity” refers to our ability to fund loan demand and customers’ deposit withdrawal needs and to meet other commitments and contingencies. The purpose of liquidity management is to ensure sufficient cash flow to meet all of our financial commitments and to capitalize on opportunities for business expansion in the context of managing the Company’s interest rate risk exposure. This ability depends on our financial strength, asset quality and the types of deposit and loan instruments we offer to our customers.

Our principal sources of funds are deposits, loan and security repayments and maturities, sales of securities, borrowings from the FHLB and capital transactions. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition. We maintain investments in liquid assets based upon our assessment of our need for funds, our expected deposit flows, yields available on short-term liquid assets and the objectives of our asset/liability management program.

We have implemented a liquidity contingency funding plan that identifies liquidity thresholds and red flags that may evidence impending liquidity crises. Additionally, the contingency plan details specific actions to be taken by management and the Board of Directors and identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. We actively monitor liquidity risk and analyze various scenarios that could impact our ability to access emergency funding in conjunction with our asset/liability and interest rate risk management activities.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

During 2003, cash and cash equivalents decreased $7.5 million to $8.2 million at December 31, 2003. Cash and cash equivalents represented 5.1% of total assets at December 31, 2003, and 11.6% of total assets at December 31, 2002. As cash and cash equivalents and security sales are used to fund loans, we anticipate liquidity will further decrease. Our loan to deposit and loans to interest-earning assets ratios increased significantly during 2003 as loan growth outpaced deposit growth. Accordingly, we monitor our liquidity position on a regular basis in conjunction with our asset/liability and interest rate risk management activities. We believe our current liquidity level, including contingency funding available through borrowing facilities, is sufficient to meet anticipated future growth in loans and deposits under our three-year strategic plan and to maintain compliance with regulatory capital ratios and requirements mandated by federal regulations and the OCC Agreement.

However, as noted earlier in the “Overview” section, approximately 77% of our CD portfolio will mature during the twelve months ending December 31, 2004. The largest pool of maturities over the next twelve months will occur between February and June 2004. That pool also carries the highest average rate of all products in our CD portfolio. This large pool of maturing CDs may significantly reduce our liquidity and asset size if we cannot retain these accounts upon maturity. If a significant amount of this pool matures and does not renew at the Bank, we may be required to sell securities to meet the ensuing demand for funds, resulting in a decrease in our asset size and a further reduction in our liquidity. If we encounter nominal or moderate runoff from these maturities, we could borrow from the Federal Home Loan Bank to offset the loss of deposits and maintain a level asset base. However, those borrowings require us to pledge securities or loans as collateral. Therefore, we could maintain our asset level, but our liquidity will be restricted as a large portion of our assets will be pledged as collateral.

During the first nine months of 2002, the Bank was successful in marketing its deposit products to depositors in its market areas. Additionally, the launch of the Millersburg office in early 2002 drew attention to the Bank’s strategy and attracted deposits. In June 2002, we became subject to the requirements of the OCC Agreement which limited the deposit rates that could be offered to potential customers and placed a restriction on the rate of growth of our assets. As a result, deposit growth slowed during 2003 compared to 2002. Additionally, we have been less reliant on deposit growth in 2003 to fund loans as a borrowing facility is now available to us at the FHLB and as a result of the successful common stock offerings in late 2002 and early 2003, which provided significant capital contributions to the Bank.

CAPITAL RESOURCES

Total shareholders’ equity was $16.0 million at December 31, 2003, compared to $15.0 million at December 31, 2002. The increase was a result of the over-allotment issuance of 150,000 shares of the Company’s common stock, which resulted in net proceeds of $1.1 million, and net income of $609,000. These capital inflows were offset somewhat by unrealized losses of ($723,000) on the securities portfolio as long-term interest rates rose significantly during the third quarter of 2003. The decrease in accumulated other comprehensive income also reflects a reduction in unrealized gains on securities available for sale as some gains were realized through securities sales transactions.

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. The Bank’s total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders’ equity, less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). However, as part of the supervisory agreement between the Bank and the OCC, the Bank must maintain a Tier 1 capital level of at least 11% of risk-weighted assets and 8% of average total assets. The Bank met all regulatory capital requirements at December 31, 2003 and 2002 (see Note 11 to the consolidated financial statements).

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above.

INTEREST RATE SENSITIVITY

At December 31, 2003, approximately 57% of our interest-earning assets were variable rate, including 65% of our loans and 33% of our securities. Approximately 27% of the interest-earning assets and 84% of the interest-bearing liabilities on our balance sheet were scheduled to mature or reprice in one year or less. The short-term nature of our liabilities is a result of our customers’ reluctance to commit to long-term CDs in the current interest rate environment and the timing of the maturities of a large pool of CDs offered during 2001 with three-year terms that have reached maturity. Our investment security strategy is to keep funds available for anticipated loan demand by investing in mortgage-backed securities that provide cash flows through monthly principal paydowns.

Prior to the fourth quarter of 2003, we retained an independent party to provide a quarterly assessment of our interest rate sensitivity. Since October 2003, we have acquired software that permits us to perform monthly interest rate and liquidity risk analysis in-house. We use this information to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. We believe that we were significantly “liability sensitive” over a twelve-month horizon as of December 31, 2003. Usually, this would mean an increasing rate environment would cause a drop in net interest income, but we believe that a modest increase in interest rates (25 bp over the next 12 months) would not be enough to offset the downward repricing that will occur with our CD portfolio maturities, as discussed above. However, there can be no assurance that our net interest income will expand in such a rate environment, as a result of the changing composition of our assets and liabilities, changing prepayment experience and other factors.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of our assets and liabilities are monetary in nature; therefore, we differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Deflation, or a decrease in overall prices from one period to the next, could have a negative impact on the Company’s operations and financial condition. Deflationary periods impute a higher borrowing cost to debtors as the purchasing power of a dollar increases with time. This may decrease the demand for loan products offered by the Bank.

We believe the most significant impact on financial results is our ability to react to changes in interest rates. We seek to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders’ equity.

OHIO LEGACY CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS (continued)

CORPORATE GOVERNANCE AND AVAILABILITY OF REPORTS

The Company’s Board of Directors and management are focused on implementing and monitoring a strong corporate governance program and culture. The following is a summary of specific steps the Board of Directors has taken to improve the Company’s corporate governance during 2003:

•	The Chairman of the Board of Directors is a non-employee director. Previously, the President and Chief Executive Officer of the Company served as Chairman.

•	As of December 31, 2003, eight of the Company’s thirteen directors are independent under the rules of the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers. Seven of those independent directors also meet the more stringent independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (“Exchange Act”), as amended, and Section 301(3)(B) of the Sarbanes-Oxley Act of 2002.

•	The Company has a Nominating and Corporate Governance Committee comprised of three independent directors.

•	The Company’s Audit and Compliance Committee is comprised of four independent directors. The Board has identified an audit committee financial expert who serves as Chairman of the Audit and Compliance Committee.

•	The Board of Directors has adopted and implemented a Code of Ethics for Senior Financial Officers, a Director Code of Conduct and a Code of Business Conduct and Ethics for all employees of the Company and its subsidiary.

•	The Audit and Compliance Committee has developed a process for the receipt, retention and investigation of anonymous submissions by employees or external parties of concerns regarding questionable accounting or auditing matters.

The Company filed a number of corporate governance documents, including codes of conduct and ethics and committee charters, as exhibits to its March 31, 2003, Form 10-QSB. These documents are also available on the Company’s website at http://www.ohiolegacycorp.com. At that website, shareholders and other interested parties can access the Company’s periodic and annual filings with the SEC, the Company’s Annual Report to Shareholders and insider transaction filings subject to Section 16(a) of the Exchange Act. These documents are provided free of charge and will be posted to the website as soon as practicable after the documents are filed electronically with the SEC. Additionally, inquiries or requests for paper documents can be made through the contacts listed on page 39 of this annual report.

OHIO LEGACY CORP

CORPORATE INFORMATION

OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, N.A.

L.Dwight Douce, President and Chief Executive Officer

Eric S.Nadeau, Chief Financial Officer and Treasurer

Michael J.Saporito, Chief Operations Officer

Steven G.Pettit, Senior Loan Officer and President of the Stark County Region

Robert E.Boss, Senior Vice President of Commercial Lending and President of the Holmes County Region

Daniel H.Plumly, Chairman of the Board and Corporate Secretary

DIRECTORS OF OHIO LEGACY CORP

D.William Allen

Chief Executive Officer, Bocko, Inc.,

President, SPC Realty Company,

Canton, Ohio

William T.Baker

President, Multi Products Co.,

Millersburg, Ohio

Robert F.Belden

President, Belden Brick Company,

Canton, Ohio

L.Dwight Douce

President and Chief Executive Officer,

Ohio Legacy Corp and Ohio Legacy Bank, N.A.,

Wooster, Ohio

Scott J.Fitzpatrick

Partner, Fitzpatrick Enterprises,

Canton, Ohio

Randy G.Jones

President and Owner,

R & L Jones Trucking, Inc.,

Millersburg, Ohio

J.Edward Diamond

Private investor,

Canton, Ohio

Gregory A.Long

President, Long, Cook & Samsa, Inc.CPA’s,

Wooster, Ohio

Benjamin M.Mast

President, B-L Transport, Inc.,

Millersburg, Ohio

Thomas W.Schervish

President and Owner, Stark Management Company,

Canton, Ohio

Steven G.Pettit

Senior Loan Officer and President - Stark County Region,

Ohio Legacy Bank, N.A.,

Canton, Ohio

Daniel H.Plumly, Chairman

Member, Critchfield, Critchfield & Johnston, Ltd.,

Wooster, Ohio

Michael D.Meenan

President and Owner,

Riverview Industrial Wood Products, Inc.,

Wooster, Ohio

CORPORATE AND BANK LOCATIONS

Corporate and Wooster Office	Canton Office	Millersburg Office
305 West Liberty Street	4026 Dressler Road NW	225 North Clay Street
Wooster, Ohio 44691	Canton, Ohio 44718	Millersburg, Ohio 44654

OHIO LEGACY CORP

SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS	SPECIAL COUNSEL	CORPORATE COUNSEL
Crowe Chizek and Company LLC	Squire, Sanders & Dempsey L.L.P.	Critchfield, Critchfield & Johnston LTD
Suite 205	4900 Key Tower	225 N.Market Street
5900 Landerbrook Drive	127 Public Square	Wooster, Ohio 44691
Cleveland, Ohio 44124	Cleveland, Ohio 44114

ANNUAL MEETING

The Annual Meeting of Shareholders will be held 10:00 a.m., on April 22, 2004, at the Wooster Country Club at 1251 Oak Hill Road, Wooster, Ohio.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Ohio Legacy Corp’s common stock is publicly traded on the NASDAQ SmallCap Market under the ticker symbol OLCB. At March 1, 2004, there were 2,119,000 Common Shares of the Company issued and outstanding and there were 272 holders of record. The following table summarizes the highest and lowest closing price of the Company’s stock during 2003.

	HIGH	LOW
First Quarter	$9.18	$8.40
Second Quarter	10.15	8.50
Third Quarter	10.15	9.28
Fourth Quarter	11.99	10.05

The Company’s stock was listed on NASDAQ on December 24, 2002. Between that date and December 31, 2002, the highest closing value of the Company’s stock was $8.70 and the lowest closing value was $8.55. The initial price of the Company’s stock upon listing on NASDAQ was $8.50. Prior to being listed on NASDAQ, there was no established market for the Company’s stock. As a result, management does not have knowledge of all transactions or prices paid. All transactions management is aware of resulted in a price of $10.00 per share.

No cash dividends were paid during 2003 or 2002. See Note 11 to the consolidated financial statements for a discussion of the restrictions on the Company’s ability to pay dividends.

SHAREHOLDER AND GENERAL INQUIRES	TRANSFER AGENT
L. Dwight Douce, President and Chief Executive Officer	Illinois Stock Transfer Company
Ohio Legacy Corp	209 West Jackson Boulevard
305 West Liberty Street	Suite 903
Wooster, Ohio 44691	Chicago, Illinois 60606
(330) 263-1955	(312) 427-2953

A copy of Ohio Legacy Corp’s Annual Report on Form 10-KSB for the year ended December 31, 2003, and other periodic filings with the Securities and Exchange Commission may be obtained without charge by submitting a written request to Eric S. Nadeau, Ohio Legacy Corp, 305 West Liberty Street, Wooster, Ohio 44691, or by accessing our website at http://www.ohiolegacycorp.com.

OHIO LEGACY BANK OFFERS:

Personal Banking Products	Business Banking Products
Checking Accounts	Checking Accounts
Savings & Holiday Accounts	Savings Accounts
Certificates of Deposit	Certificates of Deposit
Individual Retirement Accounts	Commercial Loans
Check+Debit Card	Revolving Lines of Credit
Visa Credit Cards	Letters of Credit
Overdraft Protection	Term Loans
ATM Services	Corporate Credit Cards
24-Hour AnyTime Line	Merchant Credit Card Services
Direct Deposit	Daily Courier Service
Combined Statements	Group Banking
Mortgage Loans	Direct Deposit
Home Equity Loans	Cash Management
Auto Loans

Locations:

Wooster	Canton	Millersburg
305 West Liberty Street	4026 Dressler Road NW	225 N. Clay Street
Wooster, Ohio 44691	Canton, Ohio 44718	Millersburg, Ohio 44654
330-263-1955	330-478-1000	330-674-5301

24-HOUR ANYTIME LINE
877-965-1113

www.ohiolegacycorp.com