Form 10KSB, Exhibit 13
period 2004-12-31
OHIO LEGACY CORP
filed 2005-03-22
CIK 1096654

Exhibit 13

2004

OHIO LEGACY CORP

ANNUAL REPORT December 31, 2004 and 2003

CONTENTS

MESSAGE TO OUR SHAREHOLDERS

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

4

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

5

CONSOLIDATED STATEMENTS OF CASH FLOWS

6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

27

MANAGEMENT’S DISCUSSION AND ANALYSIS

28

CORPORATE INFORMATION

39

SHAREHOLDER INFORMATION

40

MESSAGE TO OUR SHAREHOLDERS

The year 2004 brought with it many challenges and opportunities. Mergers and acquisitions affected every community in both positive and negative ways. Corporate governance issues were brought to the forefront and will impact how even the smallest companies do business. Interest rates started to rise and have affected deposit rates faster than the loan rates.

With all these challenges and opportunities, we are pleased to report earnings for 2004 of $1,273,000, or $0.58 per diluted share, compared to $609,000, or $0.29 per share, last year. This represents an increase of 109% over 2003 earnings.

Total assets increased $35,994,000, or 23%, to $195,052,000 at December 31, 2004, from $159,058,000 at December 31, 2003. The increase in assets was primarily in loans, which increased $23,292,000. This growth was funded primarily by an increase in total deposits of $34,492,000, or 28%, to $157,643,000 at December 31, 2004.

One challenge that was overcome in 2004 was the formal agreement between the Bank and the Office of the Comptroller of the Currency. The agreement was terminated in October after additional controls and procedures were implemented to improve monitoring and segregation of duties. Many hours were spent by our employees to improve the controls, and we thank them for their diligence and hard work.

In August 2004, we acquired a financial banking center on the north end of Wooster from another financial institution. Deposits purchased were $15.4 million, composed of certificates, savings and checking accounts. We also maintained the existing personnel to service these customers. We welcome these new customers and employees to the Ohio Legacy family.

Corporate governance and ethics in the business community was one of the hot topics of the year. At Ohio Legacy Corp, we have independent directors on the board’s Audit and Compliance Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. These committees have established new and stronger charters to oversee the affairs of the Company. We have added personnel to implement new controls and procedures to ensure the Company complies with the requirements of the Sarbanes-Oxley Act of 2002.

With all the changes in 2004, the coming year will bring its own new issues. We must continue down the path of compliance with Sarbanes-Oxley. This will require additional expenditures for outside auditors and consultants as well as additional staff in house.

Our deposit product offerings for both retail and commercial customers will be significantly enhanced by the introduction of Internet Banking and Bill Pay services. This should help to generate additional deposits in our branch network to maintain the increases in lending activity.

Also on the horizon is the anticipated ground-breaking of our fifth banking office, which will be in North Canton. The branch is expected to open during the fourth quarter of 2005 and will also house the loan servicing and processing staff. We expect these initiatives to improve both shareholder and franchise value over the long term for Ohio Legacy Corp.

In summary, 2004 was a very good year for Ohio Legacy Corp. Earnings improved, shareholder value improved, total assets and customers increased and we enriched franchise value. We look forward to future successes in the years ahead. We thank you for your continued support and hope to see you at the annual meeting or in one of our banking offices.

Sincerely,

[Graphic Appears Here]

L. Dwight Douce

President and Chief Executive Officer

Ohio Legacy Corp

L. Dwight Douce

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[GRAPHIC APPEARS HERE]

Ohio Legacy Corp Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

[GRAPHIC APPEARS HERE]

Crowe Chizek and Company LLC

Cleveland, Ohio

March 1, 2005

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

2004

2003

ASSETS

Cash and due from banks

$4,571,131

$4,370,383

Federal funds sold and interest-bearing deposits in financial institutions

12,418,192

3,814,436

Cash and cash equivalents

16,989,323

8,184,819

Securities available for sale

39,357,929

38,054,644

Securities held to maturity (fair value of $

640,429)

647,981

Loans, net

132,084,072

108,792,368

Federal bank stock

1,375,650

1,039,200

Premises and equipment, net

2,269,068

2,036,544

Other real estate owned

–

70,000

Intangible asset

669,174

–

Accrued interest receivable and other assets

1,658,860

880,904

Total assets

$195,052,057

$159,058,479

LIABILITIES

Deposits:

Noninterest-bearing demand

$11,914,867

$7,133,620

Interest-bearing demand

13,262,252

8,962,743

Savings

43,847,951

39,667,717

Certificates of deposit, net

88,617,541

67,387,021

Total deposits

157,642,611

123,151,101

Federal Home Loan Bank advances

15,295,144

14,759,314

Subordinated debentures

3,325,000

3,325,000

Capital lease obligations

968,712

976,643

Accrued interest payable and other liabilities

580,216

801,954

Total liabilities

177,811,683

143,014,012

SHAREHOLDERS’ EQUITY

Preferred stock, no par value, 500,000 shares authorized and none outstanding

–

–

Common stock, no par value, 5,000,000 shares authorized and 2,121,220 and 2,118,000 outstanding in 2004 and 2003

17,734,155

17,701,955

Accumulated deficit

(282,585)

(1,555,585)

Accumulated other comprehensive income (loss)

(211,196)

(101,903)

Total shareholders’ equity

17,240,374

16,044,467

Total liabilities and shareholders’ equity

$195,052,057

$159,058,479

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2004 and 2003

2004

2003

Interest income:

Loans, including fees

$7,982,123

$6,329,906

Securities

1,327,677

1,356,312

Interest-bearing deposits, federal funds sold and other

162,931

110,447

Total interest income

9,472,731

7,796,665

Interest expense:

Deposits

2,826,665

3,150,085

Federal Home Loan Bank advances

437,921

38,879

Subordinated debentures and other borrowings

282,888

284,360

Capital leases

152,208

153,339

Total interest expense

3,699,682

3,626,663

Net interest income

5,773,049

4,170,002

Provision for loan losses

306,000

418,250

Net interest income after provision for loan losses

5,467,049

3,751,752

Noninterest income:

Service charges and other fees

426,605

345,677

Gains on sales of securities, net

7,910

112,908

Other income

11,534

9,961

Total other income

446,049

468,546

Noninterest expense:

Salaries and benefits

2,141,525

1,605,764

Occupancy and equipment

657,244

571,389

Professional fees

407,224

330,188

Franchise tax

233,474

184,838

Data processing

451,512

326,025

Marketing and advertising

173,374

102,435

Stationery and supplies

103,005

81,592

Amortization of intangible asset

80,438

–

Other expenses

478,354

409,067

Total noninterest expense

4,726,150

3,611,298

Net earnings before income taxes

1,186,948

609,000

Income tax benefit

(86,052)

–

Net earnings

$1,273,000

$609,000

Other comprehensive income (loss), net of tax

(109,293)

(723,078)

Comprehensive income (loss)

$1,163,707

$(114,078)

Basic net earnings per share

$0.60

$0.29

Diluted net earnings per share

$0.58

$0.29

See accompanying notes to consolidated financial statements.

5 –

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

For the years ended December 31, 2004 and 2003

Outstanding Shares of Common Stock

Common Stock

Accumulated Deficit

Accumulated Other Comprehensive Income (Loss)

Total Shareholders’Equity

Balance, December 31, 2002

1,965,700

$16,546,465

$(2,164,585)

$621,175

$15,003,055

Proceeds from exercise of stock warrants

2,300

23,000

–

–

23,000

Proceeds from stock offering, net of $142,510 in offering costs

150,000

1,132,490

–

–

1,132,490

Net earnings

–

–

609,000

–

609,000

Change in net unrealized gain on securities available for sale

–

–

–

(723,078)

(723,078)

Balance, December 31, 2003

2,118,000

17,701,955

(1,555,585)

(101,903)

16,044,467

Proceeds from exercise of stock warrants

3,220

32,200

–

–

32,200

Net earnings

–

–

1,273,000

–

1,273,000

Change in net unrealized gain on securities available for sale

–

–

–

(109,293)

(109,293)

Balance, December 31, 2004

2,121,220

$17,734,155

$(282,585)

$(211,196)

$17,240,374

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

2004

2003

Cash flows from operating activities:

Net earnings

$1,273,000

$609,000

Adjustments to reconcile net earnings to net cash from operating activities:

Depreciation and amortization

355,508

251,200

Securities amortization, net

157,008

233,438

Provision for loan losses

306,000

418,250

Loss from Ohio Legacy Trust I

9,981

16,065

Federal Home Loan Bank (FHLB) stock dividends

(28,700)

(5,200)

Gain on sales of securities available for sale

(7,910)

(112,908)

Gain on sale of other real estate owned

(2,000)

–

Accretion of fair value purchase adjustments

(67,025)

–

Change in deferred income taxes

44,264

213,366

Change in valuation allowance on deferred tax assets

(494,019)

(213,366)

Net change in

Accrued interest receivable and other assets

(169,204)

(150,910)

Accrued interest payable and other liabilities

(238,589)

86,967

Deferred loan fees

(6,942)

73,736

Net cash from operating activities

1,131,372

1,419,638

Cash flows from investing activities:

Purchases of securities available for sale

(13,364,565)

(44,065,880)

Purchases of securities held to maturity

(649,423)

–

Maturities, calls and paydowns of securities available for sale

7,530,438

27,256,608

Proceeds from sales of securities available for sale

4,104,915

15,672,501

Proceeds from sale of other real estate owned

72,000

–

Purchases of federal bank stock

(307,750)

(715,100)

Net change in loans

(18,590,762)

(31,062,522)

Participation loans purchased

(5,000,000)

–

Purchases of premises and equipment

(223,594)

(102,636)

Net cash used by investing activities

(26,428,741)

(33,017,029)

Cash flows from financing activities:

Net change in deposits

18,976,156

8,259,751

Cash received from branch acquisition, net of assets acquired

14,565,618

–

Repayment of capital lease obligations

(7,931)

(6,796)

Repayments of other borrowed funds

–

(105,000)

Proceeds from exercise of stock warrants

32,200

23,000

Proceeds from FHLB advances

5,000,000

15,000,000

Repayments of FHLB advances

(4,464,170)

(240,686)

Proceeds from issuance of common stock, net of offering costs

–

1,132,490

Net cash from financing activities

34,101,873

24,062,759

Net change in cash and cash equivalents

8,804,504

(7,534,632)

Cash and cash equivalents at beginning of period

8,184,819

15,719,451

Cash and cash equivalents at end of period

$16,989,323

$8,184,819

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest

$4,083,660

$3,590,119

Federal income taxes

374,000

–

Noncash transactions:

Transfer of loans to other real estate owned

$ –

$70,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (Bank). Intercompany transactions and balances are eliminated in consolidation. References to the “Company” include Ohio Legacy, consolidated with its subsidiary, the Bank.

Ohio Legacy is a bank holding company, incorporated in July 1999 under the laws of the State of Ohio. On October 3, 2000, Ohio Legacy sold 951,500 shares of common stock at a price of $10.00 per share, resulting in proceeds of $8,848,710, net of offering costs of $666,290 (2000 Offering). Most of the proceeds of the 2000 Offering were used by Ohio Legacy to provide the initial capitalization of the Bank, which occurred on October 3, 2000. At that time, the Bank began operations.

During the first quarter of 2002, Ohio Legacy created Ohio Legacy Trust I (Trust) for the sole purpose of issuing 8.25% trust preferred securities, the proceeds of which were infused into the Bank by Ohio Legacy as a capital contribution. As further discussed in Note 8, prior to December 31, 2003, the Trust was consolidated with the Company but is now reported separately as a result of the Company’s adoption of a new accounting interpretation.

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $900,000 and $1,116,000 was required to meet regulatory reserve and clearing requirements at December 31, 2004 and 2003, respectively. These balances do not earn interest.

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

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the contractual loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Delinquency status is based on contractual payment due date.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is impaired when full payment of interest and principal under the original terms of the loan is not expected. Smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures. Commercial, commercial real estate and multifamily real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported at the present value of estimated future cash flows using the loan’s existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment and Long-lived Assets: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over an asset’s useful life, primarily using the straight line method. Leasehold improvements and office buildings under a capital lease are amortized over the original term of the lease. Furniture, fixtures and equipment have useful lives ranging from 3 to 15 years. Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable through future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Intangible Assets: Intangible assets consist of core deposit intangible assets arising from a branch acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Earnings Per Share: Basic earnings per share is net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares that may be issued upon the exercise of stock options and stock warrants. The following table details the calculation of basic and diluted earnings per share for the years ended December 31:

2004

2003

BASIC:

Net earnings

$1,273,000

$609,000

Weighted average common shares outstanding

2,119,857

2,109,124

Basic earnings per share

$0.60

$0.29

DILUTED:

Net earnings

$1,273,000

$609,000

Weighted average common shares outstanding

2,119,857

2,109,124

Dilutive effect of stock options

66,827

3,415

Total common shares and dilutive potential common shares

2,186,684

2,112,539

Diluted earnings per share

$0.58

$0.29

The following table details, as of December 31, dilutive potential common shares excluded from the computation of diluted earnings per share during the years then ended as the effect of their exercise was antidilutive:

2004

2003

Stock warrants

–

337,300

Stock options

54,250

86,500

Total

54,250

423,800

Stock Compensation: The Company accounts for stock warrants granted to the Company’s Board of Directors and all stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net earnings in accordance with Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no stock-based compensation expense is reflected in net earnings in the accompanying consolidated statements of operations as all options and warrants granted had an exercise price equal to the market price of the underlying common stock on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on net earnings and net earnings per share if expense were measured using the fair value recognition provisions of FAS No. 123:

2004

2003

Net earnings as reported

$1,273,000

$609,000

Deduct stock-based compensation expense determined under fair value based method, net of taxes

(287,000)

(277,417)

Pro forma net earnings

$986,000

$331,583

Basic net earnings per share as reported

$0.60

$0.29

Pro forma basic net earnings per share

0.47

0.16

Diluted net earnings per share as reported

$0.58

$0.29

Pro forma diluted net earnings per share

0.45

0.16

The fair value of common stock options and warrants was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during the years ended December 31, 2004 and 2003, as of the grant date:

2004

August 2003

February 2003

Stock Options

Stock Options

Stock Options

Fair value, calculated

$6.25

$4.20

$2.77

Exercise price

12.00

9.70

8.50

Risk-free interest rate, 10-year Treasury

4.05%

4.54%

3.94%

Expected stock price volatility

32.99

20.01

None

Expected dividend rate

None

None

None

Expected life

10 years

10 years

10 years

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net earnings and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require the Bank and Ohio Legacy to maintain certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy or by Ohio Legacy to shareholders. See Note 12 for further descriptions of regulatory restrictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

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

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued new accounting standards on inventory costs (FAS 151), real estate time-sharing transactions (FAS 152), exchanges of non-monetary assets (FAS 153) and share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3).

FAS 123R addresses accounting for share-based payments, including the Company’s stock option plan. The Company will adopt FAS 123R in the first quarter 2006, as required by the standard. Compensation expense will be based on the fair value of options granted, determined at the date of grant, spread over the vesting or service period. Under previous rules, compensation expense was based on the intrinsic value of options granted. Previously reported net income and earnings per share will not be restated.

Management does not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material effect on the Company’s financial position or results of operation.

NOTE 2—SECURITIES

The securities portfolio was comprised of the following at December 31, 2004 and 2003:

Fair Value

Gross Unrealized Gains

Gross Unrealized Losses

Available for sale, carried at fair value:

December 31, 2004

U.S. Government-sponsored enterprises

$7,844,551

$2,726

$(153,534)

Mortgage-backed securities

31,513,378

83,752

(252,937)

Total

$39,357,929

$86,478

$(406,471)

December 31, 2003

U.S. Government-sponsored enterprises

$9,031,234

$18,462

$(169,171)

Mortgage-backed securities

29,023,410

171,083

(122,277)

Total

$38,054,644

$189,545

$(291,448)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 2—SECURITIES (continued)

Held to maturity, carried at

amortized cost:

Gross

Gross

Amortized

Unrecognized

Unrecognized

Fair

Cost

Gains

Losses

Value

December 31, 2004

Obligations of local governments

$647,981

$

–

$

(7,552)

$640,429

Securities with unrealized losses for less than one year and one year or more at December 31, 2004, were as follows:

Less than one year

One year or more

Total

(Dollars in thousands)

Fair Value

Loss

Fair Value

Loss

Fair Value

Loss

Available for sale:

U.S. Government-sponsored enterprises

$ –

$ –

$7,342

$(153)

$7,342

$(153)

Mortgage-backed securities

19,326

(162)

4,072

(91)

23,398

(253)

Total

$19,326

$(162)

$11,414

$(244)

$30,740

$(406)

Held to maturity:

Obligations of local governments

$640

$(8)

$ –

$ –

$640

$(8)

At December 31, 2004, there were no securities with other than temporary declines in fair value as the decline in fair value is largely due to an increase in market rates compared to the rate environment when the securities were acquired. Fair values are expected to recover as the bonds approach their maturity date and principal payments are received on mortgage-backed securities.

At December 31, 2003, there were no securities that had unrealized losses for more than twelve months, nor were there any securities with other than temporary declines in fair value. At December 31, 2003, the fair values of U.S. Government-sponsored enterprises and mortgage-backed securities with unrealized losses were $8,467,773 and $10,531,184, respectively.

Contractual maturities of debt securities at December 31, 2004, were as follows. Balances are presented at carrying value with the yield calculated on amortized cost on a tax-equivalent basis:

Maturing

Less than one year

After one through five years

After five Through ten years

After ten years

(Dollars in thousands)

Amount

Yield

Amount

Yield

Amount

Yield

Amount

Yield

Available for sale:

U.S. Government-sponsored enterprises

$503

4.20%

$6,364

3.34%

$978

3.00%

$ –

–%

Mortgage-backed securities

–

–

212

5.17

6,975

3.90

24,326

3.75

Total

$503

4.20%

$6,576

3.40%

$7,953

3.79%

$24,326

3.75%

Held to maturity:

Obligations of local governments

$ –

–%

$ –

–%

$ –

–%

$648

5.35%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 2—SECURITIES (continued)

The following table details sales transactions of securities available for sale during the year ended December 31:

2004

2003

Proceeds from sales

$4,104,915

$15,672,501

Gross realized gains

$23,163

$164,830

Gross realized losses

(15,253)

(51,922)

Net gain on sales of securities

$7,910

$112,908

Securities with a fair value of $9,332,000 and $20,202,000 were pledged as collateral for public fund deposits and Federal Home Loan Bank advances at December 31, 2004 and 2003, respectively.

At December 31, 2004, there were no holdings of securities of any one issuer, other than U.S. Government-sponsored enterprises, in an amount greater than 10% of shareholders’ equity.

At December 31, 2004 and 2003, federal bank stock consisted of Federal Reserve Bank stock of $544,350 and $533,800, respectively, and stock of the Federal Home Loan Bank of Cincinnati of $831,300 and $505,400, respectively.

NOTE 3—LOANS

Loans, by collateral type, were as follows at December 31:

2004 Balance

Percent

2003 Balance

Percent

Residential real estate

$50,728,231

38.0%

$42,510,798

38.6%

Multifamily residential real estate

10,147,946

7.6

8,120,517

7.4

Commercial real estate

36,364,724

27.2

24,457,198

22.2

Construction

13,315,449

10.0

11,791,077

10.7

Commercial

10,709,713

8.0

12,698,536

11.5

Consumer and home equity

12,250,004

9.2

10,511,437

9.6

Total loans

133,516,067

100.0%

110,089,563

100.0%

Less: Allowance for loan losses

(1,263,655)

(1,121,913)

Net deferred loan fees

(168,340)

(175,282)

Loans, net

$132,084,072

$108,792,368

At December 31, 2004, approximately $19,118,000 of residential real estate loans were pledged as collateral for FHLB advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 3—LOANS (continued)

Activity in the allowance for loan losses for the year ended December 31 was as follows:

2004

2003

Balance, January 1

$1,121,913

$837,210

Provision for loan losses

306,000

418,250

Losses on charged-off loans

(169,373)

(137,112)

Recoveries of charged-off loans

5,115

3,565

Balance, December 31

$1,263,655

$1,121,913

Balance as a percentage of total loans

0.95%

1.02%

Loans individually considered impaired and nonperforming loans were as follows at December 31, 2004 and 2003, and during the years then ended:

2004

2003

At December 31:

Loans past due over 90 days still on accrual

$ –

$ –

Nonaccrual loans

1,059,560

154,140

Impaired loans, included in nonaccrual loans

974,000

–

Amount of the allowance for loan losses allocated

120,000

–

During the year ended December 31:

Average of impaired loans during the year

$138,000

$51,638

Interest income recognized during impairment

–

–

Cash-basis interest income recognized during impairment

816

–

Interest income foregone on nonaccrual loans

$49,802

$3,253

Loans to principal officers, directors and their affiliates in 2004 were as follows:

Balances, January 1

$3,896,390

New loans

745,742

Repayments

(1,653,318)

Balances, December 31

$2,988,814

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 4—PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31

:

2004

2003

Land

$31,836

$ –

Office building

1,003,000

1,003,000

Leasehold improvements

971,502

690,102

Furniture, fixtures and equipment

1,139,661

945,306

Premises and equipment, cost

3,145,999

2,638,408

Less: Accumulated depreciation

(876,931)

(601,864)

Premises and equipment, net

$2,269,068

$2,036,544

During the years ending December 31, 2004 and 2003, depreciation expense was $275,070 and $251,200, respectively.

The Company’s headquarters and the main banking office is located at 305 West Liberty Street in Wooster, Ohio. Monthly rent for the first five years is $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of 10%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.

The Bank’s operations center is located at 111 South Buckeye Street in Wooster, Ohio. In 2003, the Bank entered into a two-year operating lease with annual rent of $14,931, including utilities and common area costs, during the first year, increasing by 3% the following year with an option to renew. In 2004, the Bank occupied additional space and entered into an eight month lease at $795 per month with an option to renew.

The Stark County banking office is located at 4026 Dressler Road in Canton, Ohio. The Bank entered a ten-year operating lease agreement for the property with two five-year renewal options. This lease was modified in 2002 as a result of the Company occupying additional space. Annual rent payments will be $78,305 for the remainder of the first five years of the lease, with the lease increasing to $88,851 for the second five years of the original term of the lease, increasing 15% each five-year term thereafter.

The Holmes County banking office is located at 225 North Clay Street in Millersburg, Ohio. The term of the lease is fifteen years, which commenced upon occupancy of the property in March 2002. Rent is $87,000 annually for the first five years with increases to $96,000 for years six through ten and $105,000 for years eleven through fifteen. The Company leases the Millersburg banking office from directors and shareholders of the Company. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.

The Milltown banking office is located at 3562 Commerce Parkway in Wooster, Ohio. The Bank assumed an operating lease on the property upon the consummation of a purchase and assumption agreement (discussed in Note 5) in August 2004. Rent is $42,200 per year, in addition to the Bank’s pro rata share of annual property taxes. The lease term ends in 2015 and contains a renewal option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 4—PREMISES AND EQUIPMENT (continued)

Rent expense was $183,872 and $140,000 for the years ended December 31, 2004 and 2003, respectively. Estimated rental commitments under all leases for their non-cancelable periods were as follows as of December 31, 2004:

Operating Leases

Capital Leases

2005

$181,636

$160,138

2006

182,061

168,211

2007

183,474

178,998

2008

183,474

181,248

2009

183,474

181,248

Thereafter

685,314

1,337,267

Total minimum lease payments

$1,599,433

2,207,110

Amounts representing interest

(1,238,398)

Present value of minimum lease payments

$968,712

NOTE 5—INTANGIBLE ASSET

On May 21, 2004, the Company announced that the Bank entered into a purchase and assumption agreement to acquire a branch in Wooster, Ohio, from another institution. The purchase and assumption transaction was consummated on August 28, 2004. Under the purchase agreement, the Bank acquired approximately $15.6 million of deposits, including fair value adjustments. The Bank also acquired the furniture and equipment of the branch and assumed the lease on the facility. The Bank acquired the branch at a premium to further solidify its market share in the Wooster market and to improve customer convenience.

As a result of this transaction, the Bank recorded an intangible asset of $749,612 related to core deposit intangibles. Accumulated amortization at December 31, 2004, totaled $80,438. The asset is being amortized over an estimated life of six years using the sum-of-the-years’ digits method. The following table summarizes estimated amortization expense for each of the next five years:

2005

$213,931

2006

172,856

2007

131,781

2008

90,706

2009

49,632

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 6—DEPOSITS

Certificates of deposit in denominations of $100,000 or more were $34,704,499 and $23,758,476 at December 31, 2004 and 2003, respectively.

Scheduled maturities of certificates of deposit were as follows at December 31, 2004:

2005

$34,760,584

2006

28,884,463

2007

14,625,777

2008

7,393,540

2009

2,773,476

Thereafter

179,701

$88,617,541

The following is a schedule of average deposit amounts and average rates paid on each category for the year ended December 31:

2004 Average Balances

Average Rate

2003 Average Balances

Average Rate

Noninterest-bearing demand deposits

$8,783,000

N/A

$5,749,000

N/A

Interest-bearing demand deposits

11,086,000

0.83%

7,781,000

1.08%

Savings accounts

34,543,000

1.03

38,666,000

1.46

Money market accounts

4,721,000

1.46

2,808,000

0.82

Certificates of deposit

75,565,000

3.05

63,859,000

3.88

Total deposits

$134,698,000

$118,863,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 7—FEDERAL HOME LOAN BANK ADVANCES

The following table details FHLB advances as of December 31:

2004

2003

Eighteen-month interest-only advance

2.02% fixed rate, maturing June 16, 2005

$2,500,000

$2,500,000

One-year interest-only advance

1.64% fixed rate, maturing December 16, 2004

–

3,000,000

Two-year interest-only advance

2.36% fixed rate, maturing December 16, 2005

1,500,000

1,500,000

Thirty-month interest-only advance

2.77% fixed rate, maturing June 23, 2006

1,500,000

1,500,000

Three-year interest-only advance

3.07% fixed rate, maturing December 22, 2006

1,500,000

1,500,000

Three-year, constant monthly payment advance

2.26% fixed rate, final maturity October 1, 2006

1,857,417

2,838,611

Three-year interest-only advance

2.42% fixed rate, maturing March 10, 2007

5,000,000

–

Four-year, constant monthly payment advance

2.57% fixed rate, final maturity October 1, 2007

1,437,727

1,920,703

$15,295,144

$14,759,314

Each advance is payable at its maturity date and has a prepayment penalty if repaid prior to maturity. The advances were collateralized by a blanket pledge of eligible residential real estate loans. At December 31, 2004, the Bank had approximately $14,345,000 in additional borrowing capacity available for future advances. As of December 31, 2004, required principal payments on all FHLB advances over the next five years were:

2005

$5,499,135

2006

4,362,239

2007

5,433,770

2008

–

2009

–

$15,295,144

NOTE 8—SUBORDINATED DEBENTURES

In March 2002, the Company formed a special purpose entity, Ohio Legacy Trust I (Trust), for the sole purpose of issuing $3,325,000 of 8.25% fixed-rate trust preferred securities. Ohio Legacy borrowed $105,000 and contributed $104,000 to the Trust as part of the Trust’s initial capitalization. This interest-only note matured and was repaid on March 26, 2003. Additionally, the Company issued 8.25% Subordinated Deferrable Interest Debentures (subordinated debentures) to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the Trust. During 2002, Ohio Legacy infused $3,100,000 of the proceeds of the subordinated debentures into the Bank as a capital contribution.

The subordinated debentures represent the sole asset of the Trust and are due on March 31, 2022 (Due Date). Ohio Legacy may redeem the subordinated debentures any time prior to the Due Date at par value. The trust preferred securities will mature March 31, 2022, but may be redeemed by the Trust at par, at its option, starting March 31, 2007. At the time of the offering, directors of the Company and their family members purchased $2,675,000 of the trust preferred securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 8—SUBORDINATED DEBENTURES (continued)

Prior to 2003, the Trust was consolidated in the Company’s financial statements, with the trust preferred securities issued by the Trust reported in liabilities as “Trust Preferred Securities” and the subordinated debentures eliminated in consolidation. FIN 46 (as revised in December 2003) changed the accounting model for consolidation from one based on consideration of control through voting interests to one which now also considers: (1) whether an entity has sufficient equity at-risk to enable it to operate without additional financial support, (2) whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or (3) whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

Accordingly, the Trust is no longer consolidated and the Company does not report the securities issued by the Trust as liabilities. Instead, the Company reports the subordinated debentures issued by Ohio Legacy to the Trust as liabilities as they are no longer eliminated in consolidation. Ohio Legacy’s equity investment in the Trust is accounted for using the equity method.

NOTE 9—INCOME TAXES

2004

2003

Current federal

$363,703

$ –

Deferred federal

44,264

213,366

Valuation allowance

(494,019)

(213,366)

Total income tax benefit

$(86,052)

$ –

Effective tax rates differ from federal statutory rates applied to financial statement earnings due to the following:

2004

2003

Federal statutory rate (34%) times financial statement earnings

$403,562

$207,060

Effect of:

Deferred tax valuation allowance

(494,019)

(213,366)

Other, net

4,405

6,306

Total income tax benefit

$(86,052)

$ –

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 9—INCOME TAXES (continued)

Deferred tax assets and liabilities were due to the following at December 31:

2004

2003

Deferred tax assets:

Net operating loss carryforward

$ –

$75,789

Organizational costs capitalized

32,764

76,449

Bad debt deduction

375,258

338,251

Deferred loan fees

57,235

59,596

Deferred compensation

34,324

–

Core deposit intangible

21,685

–

Unrealized loss on securities available for sale

108,797

–

Total deferred tax assets

630,063

550,085

Deferred tax liabilities:

Depreciation

(49,475)

(47,602)

Accrual to cash adjustment

(10,013)

(6,343)

Other

(12,023)

(2,121)

Total deferred tax liabilities

(71,511)

(56,066)

Net deferred tax assets before valuation allowance

558,552

494,019

Valuation allowance on net deferred tax assets

–

(494,019)

Net

$558,552

$ –

At December 31, 2003, a valuation allowance was recorded to offset net deferred tax assets as the Company had not yet paid income taxes that would have been refundable if those timing differences were reversed. However, at December 31, 2004, the Company believed it was more likely than not that the deferred tax assets would be realized in the future based on its improved profitability and elected to remove the entire valuation allowance.

NOTE 10—STOCK-BASED COMPENSATION

The Company granted 150,000 warrants (Director Warrants) to the organizers of the Company at the time of closing of the 2000 Offering. The Director Warrants vest in equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at $10.00 per share and will expire ten years from the date of issuance. At December 31, 2004, all Director Warrants were vested and exercisable and no Director Warrants had been exercised or forfeited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 10—STOCK-BASED COMPENSATION (continued)

The Company’s Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan (Stock Ownership Plan). A total of 400,000 common shares are available for grants under the Stock Ownership Plan. The following types of awards may be granted under the Stock Ownership Plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the Stock Ownership Plan, each nonemployee Director will be granted 2,500 nonqualified options at the time, or soon after, that person first becomes a Director. This initial option grant will vest annually in equal amounts over a five-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his or her tenure on the Board, which will vest immediately. Options granted to employees and officers of the Company vest on the third anniversary of the date of grant. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, outstanding options may become immediately exercisable in full at the discretion of the Compensation Committee of the Board of Directors. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement.

The following table details stock option grants under the Stock Ownership Plan during the year ended December 31:

2004

2003

Options

Weighted Average Exercise Price

Options

Weighted Average Exercise Price

Outstanding at January 1

139,250

$9.51

87,000

$10.00

Granted

58,500

12.00

52,750

8.70

Forfeited

(9,750)

10.64

(500)

10.00

Exercised

–

–

–

–

Outstanding at December 31

188,000

$10.22

139,250

$9.51

Exercisable at December 31

54,000

$10.47

27,500

$9.40

Weighted average remaining contractual life

8.1 years

8.6 years

Options outstanding at December 31, 2004, were as follows:

Outstanding

Exercisable

Range of Exercise Prices

Number

Weighted Average Remaining Contractual Life (years)

Weighted Average Exercise Price

Number

Weighted Average Exercise Price

$8.50—$ 9.99

47,250

8.2

$8.59

11,000

$8.50

$10.00—$ 12.00

140,750

7.9

10.77

43,000

10.98

188,000

8.1

$10.22

54,000

$10.47

The Company is accounting for the Stock Ownership Plan and the Director Warrants under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net earnings in accordance with FAS No. 123 (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 11—STOCK WARRANTS

As part of the 2000 Offering, the Company issued to shareholders one stock warrant for every five shares of common stock purchased, resulting in the issuance of 190,300 warrants. Each warrant entitles the holder to purchase one common share at $10.00 per share. The warrants carry no voting rights and may be exercised at any time within the seven years following their issuance. The warrants may be called by the Company at any time after the first year of issuance at $0.10 per warrant. If called, each holder of a warrant must exchange the warrant within 30 days or the warrant will expire. The warrants are transferable with the underlying common shares in increments of one warrant for every five shares transferred. During the years ended December 31, 2004 and 2003, there were 3,220 and 2,300 warrants exercised, respectively, at $10.00 per share. At December 31, 2004, there were 184,080 warrants outstanding.

NOTE 12—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

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

Actual and required capital amounts (in thousands) and ratios are presented below at December 31:

Actual

For Capital Adequacy Purposes

To Be Well - Capitalized Under Prompt Corrective Action Provisions

Amount

Ratio

Amount

Ratio

Amount

Ratio

2004

Total capital to risk-weighted assets

Ohio Legacy Corp

$21,285

16.7%

$10,184

8.0%

$12,730

10.0%

Ohio Legacy Bank

20,442

16.0

10,226

8.0

12,782

10.0

Tier 1 capital to risk-weighted assets

Ohio Legacy Corp

$20,021

15.7%

$5,092

4.0%

$7,638

6.0%

Ohio Legacy Bank

19,178

15.0

5,113

4.0

7,669

6.0

Tier 1 capital to average assets

Ohio Legacy Corp

$20,021

10.5%

$7,602

4.0%

$9,502

5.0%

Ohio Legacy Bank

19,178

10.1

7,596

4.0

9,494

5.0

2003 (Bank only)

Total capital to risk-weighted assets

$19,370

18.4%

$8,444

8.0%

$10,554

10.0%

Tier 1 capital to risk-weighted assets

18,248

17.3

4,222

4.0

6,333

6.0

Tier 1 capital to average assets

18,248

12.3

5,957

4.0

7,446

5.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 12—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. In 2005, the Bank must obtain prior regulatory approval before paying dividends to Ohio Legacy that exceed $1,154,346 plus then current year earnings.

After a regular examination of the Bank in early 2002 by the Office of the Comptroller of the Currency (OCC), the Bank entered into a formal agreement with the OCC on June 18, 2002 (OCC Agreement). Under the OCC Agreement, the Bank was required to adopt and implement certain plans, policies and strategies, including a strategic plan and a related staffing plan, improved management information systems and information security programs and an independent, ongoing review system for the Bank’s loan portfolio. The Bank was required to maintain a Tier 1 capital level of at least 11.0% of risk-weighted assets and 8.0% of adjusted total assets. In addition, the OCC Agreement imposed an annual asset growth restriction of no greater than 22%. On October 1, 2004, the OCC terminated the agreement as the Bank was found to be materially in compliance with the agreement’s requirements. As of that date, the Bank was no longer bound by the restrictions imposed by the OCC Agreement.

At December 31, 2004, the most recent regulatory notifications categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. Although the Bank’s capital ratios at December 31, 2003, met the provisions to be considered “well capitalized,” it could not be considered “well-capitalized” while under the terms of the OCC Agreement. At December 31, 2003, the Bank was in compliance with the capital requirements of the OCC Agreement.

NOTE 13—LOAN COMMITMENTS AND RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of loan commitments with off-balance sheet risk was as follows at December 31:

	2004	2003
Commitments to make loans:
Variable-rate	$5,471,000	$14,265,000
Fixed-rate	–	1,786,000
Unused lines of credit, variable-rate	$17,015,000	$14,716,000

Commitments to make loans are generally made for periods of 30 days or less. The fixed-rate loan commitments ranged from 4.50% to 9.00% at December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 14—FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at December 31:

2004

2003

Carrying Amount

Estimated Fair Value

Carrying Amount

Estimated Fair Value

Financial assets:

Cash and cash equivalents

$16,989,323

$16,989,000

$8,184,819

$8,185,000

Securities available for sale

39,357,929

39,358,000

38,054,644

38,055,000

Securities held to maturity

647,981

640,000

–

–

Loans, net

132,084,072

132,428,000

108,792,368

110,229,000

Federal bank stock

1,375,650

1,376,000

1,039,200

1,039,000

Accrued interest receivable

771,184

771,000

642,340

642,000

Financial liabilities:

Deposits

$(157,642,611)

$(158,071,000)

$(123,151,101)

$(124,280,000)

Subordinated debentures

(3,325,000)

(3,564,000)

(3,325,000)

(3,768,000)

FHLB advances

(15,295,144)

(15,039,000)

(14,759,314)

(14,785,000)

Accrued interest payable

(260,593)

(261,000)

(577,546)

(578,000)

Carrying amount is the estimated fair value for cash and cash equivalents, federal bank stock, accrued interest receivable and payable, noninterest-bearing demand deposits and variable-rate loans and deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of borrowings is based upon current rates for similar financing over the remaining terms of the borrowings. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTE 15—COMMON STOCK OFFERING

On December 18, 2002, Ohio Legacy issued 1,000,000 shares of common stock at a price of $8.50 per share in a public offering (2002 Offering). Proceeds from the 2002 Offering were $7,555,755, net of offering costs of $944,245. On January 17, 2003, the over-allotment option to purchase 150,000 additional shares at $8.50 per share was exercised, resulting in proceeds of $1,132,490, net of $142,510 in offering costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

As of December 31,

2004

2003

ASSETS

Due from banks

$250,646

$1,213,462

Interest-bearing deposits in financial institutions

525,670

–

Cash and cash equivalents

776,316

1,213,462

Investment in subsidiary, Ohio Legacy Bank, N.A.

19,635,653

18,145,219

Other assets

235,579

59,929

Total assets

$20,647,548

$19,418,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Subordinated debenture to Ohio Legacy Trust I

$3,325,000

$3,325,000

Other liabilities

82,174

49,143

Shareholders’ equity

17,240,374

16,044,467

Total liabilities and shareholders’ equity

$20,647,548

$19,418,610

CONDENSED STATEMENTS OF OPERATIONS

For the year ended December 31,

2004

2003

Interest income

$1,437

$ –

Interest expense

(282,893)

(284,360)

Net interest expense

(281,456)

(284,360)

Loss on investment in Ohio Legacy Trust I

(9,981)

(16,065)

Professional fees

(108,778)

(108,455)

Other expense

(17,566)

(6,907)

Salaries

(54,000)

–

Loss before undistributed earnings of subsidiary

(471,781)

(415,787)

Equity in undistributed earnings of subsidiary

1,599,729

1,024,787

Net earnings before income taxes

1,127,948

609,000

Income tax benefit

145,052

–

Net earnings

$1,273,000

$609,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31,

2004

2003

Cash flows from operating activities:

Net earnings

$1,273,000

$609,000

Adjustments:

Equity in undistributed earnings of subsidiary

(1,599,729)

(1,024,787)

Loss on investment in Ohio Legacy Trust I

9,981

16,065

Net change in other assets and other liabilities

(152,598)

(53,959)

Net used by operating activities

(469,346)

(453,681)

Cash flows from investing activities:

Investment in subsidiary

–

(3,000,000)

Net cash used by investing activities

–

(3,000,000)

Cash flows from financing activities:

Repayment of other borrowed funds

–

(105,000)

Proceeds from exercise of stock warrants

32,200

23,000

Proceeds from issuance of common stock, net of offering costs

–

1,132,490

Net cash from financing activities

32,200

1,050,490

Net change in cash and cash equivalents

(437,146)

(2,403,191)

Beginning cash and cash equivalents

1,213,462

3,616,653

Ending cash and cash equivalents

$776,316

$1,213,462

NOTE 17—OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related tax effects were as follows during the year ended December 31:

2004

2003

Net unrealized holding losses on available for sale securities during the period

$(210,180)

$(610,710)

Reclassification adjustments for

Gains later recognized in income

(7,910)

(112,908)

Net unrealized losses during the period

(218,090)

(723,078)

Tax effect of unrealized gains at beginning of period

34,646

–

Tax effect related to current period net unrealized losses on available for sale securities

74,151

–

Other comprehensive income (loss)

$(109,293)

$(723,078)

During the year ended December 31, 2003, the Company recognized a valuation allowance on its net deferred tax assets. As a result, a tax effect was not recorded on unrealized losses in 2003.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

As of December 31, 2004 and 2003, and for the years then ended

(Dollars in thousands, except per share data)

2004

2003

Balance Sheet Data:

Total assets

$195,052

$159,058

Securities available for sale

39,358

38,055

Securities held to maturity

648

–

Loans, net

132,084

108,792

Allowance for loan losses

(1,264)

(1,122)

Total deposits

157,643

123,151

Total borrowings

18,620

18,084

Shareholders’ equity

17,240

16,044

Average assets

175,758

141,842

Average shareholders’ equity

16,341

16,007

Income Statement Data:

Total interest income

$9,473

$7,797

Total interest expense

3,700

3,627

Net interest income

5,773

4,170

Provision for loan losses

306

418

Net interest income after provision for loan losses

5,467

3,752

Noninterest income

446

469

Noninterest expense

4,726

3,612

Earnings before income tax benefit

1,187

609

Income tax benefit

86

–

Net earnings

$1,273

$609

Per Share Data:

Basic net earnings per share

$0.60

$0.29

Diluted net earnings per share

$0.58

$0.29

Average shares used in earnings per share calculations:

Basic

2,119,857

2,109,124

Diluted

2,186,684

2,112,539

Tangible book value per share at year-end

$7.81

$7.58

Operating Ratios and Other Key Metrics:

Total net loans to total deposits

83.79%

88.34%

Total shareholders’ equity to total assets

8.84

10.08

Average shareholders’ equity to average assets

9.30

11.29

Return on average equity

7.79

3.80

Return on average assets

0.72

0.43

Allowance for loan losses to total loans

0.95

1.02

Interest spread

3.11

2.75

Net interest margin

3.41

3.10

Efficiency ratio (1) (2)

74.79

79.80

Noninterest income to average assets (1)

0.25

0.25

Noninterest expense to average assets (2)

2.64

2.55

(1) Excludes gains on sales of securities

(2) Excludes amortization of intangible assets

MANAGEMENT’S	DISCUSSION AND ANALYSIS

In

the following section, management presents an analysis of Ohio Legacy Corp’s financial condition and results of operations as of and for the years ended December 31, 2004 and 2003. This discussion is provided to give shareholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report. As used herein and except as the context may otherwise require, references to “the Company,” “we,” “us,” or “our” means, collectively, Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (the Bank).

FORWARD-LOOKING	STATEMENTS

This

Management’s Discussion and Analysis (MD&A) includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), as amended, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this MD&A regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

anticipated	changes in industry conditions created by state and federal legislation and regulations;
anticipated	changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
retention	of our existing customer base and our ability to attract new customers;
the	development of new products and services and their success in the marketplace;
the	adequacy of the allowance for loan losses; and,
statements	regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

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

competition	in the industry and markets in which we operate;
changes	in general interest rates;
rapid	changes in technology affecting the financial services industry;
changes	in government regulation; and
general	economic and business conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

OVERVIEW AND OUTLOOK

Fiscal 2004 was a year of endings and beginnings. We earned our first million, as earnings before income tax rose 95% to $1.2 million in 2004. The formal agreement between the Bank and the OCC was terminated after we made improvements to our regulatory compliance monitoring procedures and much hard work. We consummated our first strategic acquisition by purchasing a banking office from a competitor in our Wooster market. We weathered the storm of our certificate of deposit portfolio maturities. During 2004, approximately 77% of our CD portfolio matured. We kept most, but lost some, including $8.0 million of high-rate CDs in the months between June and August 2004. However, organic deposit growth totaled $19.0 million, or over 15%, during 2004.

We plan to continue investment in personnel and product during 2005 to prepare a foundation for future growth and to build franchise value. We are planning to hire sales personnel to enhance our lending team and develop a stronger retail banking program. A number of back-office positions will be filled to ensure sound implementation of policies and procedures and to assist with requirements of the Sarbanes-Oxley Act.

We are about to break ground for our fifth banking office, which will be located in North Canton, Ohio, and expect it to open in the fourth quarter of 2005. In April 2004, we launched a new suite of checking accounts that offers a number of benefits and services to customers. We will launch internet banking and online bill payment services in the first quarter of 2005, as well as online cash management services for commercial customers.

While these new initiatives will increase our noninterest expense, we believe our existing markets are favorable to support continued growth in loans and deposits to leverage an attractive return on the investment. During 2004, a number of merger and acquisition transactions were announced in our market areas. We believe the consolidation of regional and national banks provides additional opportunity for us to win new customers who may be disappointed with the level of customer service they receive from large banks. Additionally, these transactions may provide opportunities for us to expand our branch network in rural markets that may not be of material concern to large commercial banks but are attractive to us as we cater to that niche.

With regard to the maturities in our CD portfolio, we offered a CD product during 2001 with a three-year maturity that allowed customers to contribute additional principal to their account at the original rate on their account, even if current rates fell. We discontinued this product in late 2001. However, as rates fell sharply in the following years, customers took advantage of the attractive rate previously offered to them and continued to contribute to their accounts. At December 31, 2003, this product totaled $27.1 million, or 40% of the CD portfolio, and carried a weighted average interest rate of 5.05%. The maturity of this portfolio improved our net interest margin and spread in 2004 as the CD accounts that stayed were renewed at lower rates. Looking ahead, considering the current interest rate environment, our CD portfolio is in a position to begin repricing upward with maturities of existing certificates.

Fiscal 2004 began with a historically steep Treasury yield curve; 247 basis points separated the two-year and ten-year notes. Fiscal 2005 has commenced with what is shaping up to be a flat yield curve. In fact, the ten-year Treasury yield ended 2004 exactly where it was at the end of 2003, but the two-year Treasury yield increased 71 basis points, or 30% during the year. This flattening yield curve will place pressure on our interest rate spread as short-term rates, which usually drive core deposit costs, are expected to continue to rise. Approximately 18% of our loans are indexed to the Prime rate and 41% are indexed to the three-year Treasury rate. However, only 26% of our loan portfolio is scheduled to reprice in 2005. Additionally, our CD portfolio contains adjustable-rate products that may increase our funding costs in 2005. Approximately 7% of the December 2004 CD portfolio reprices monthly based on the one-year Treasury rate. Another 40% of the portfolio can be adjusted once over the life of the account at the request of the customer.

As a result of these dynamics, we rely heavily on leveraging our interest rate spread as net interest income comprises 93% of our total net revenues. Continued growth in our profitability is dependent upon our ability to increase the loan portfolio to offset rising funding and overhead costs during 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

CRITICAL ACCOUNTING POLICIES

Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge offs. We estimate the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, has incurred a loss. Loan losses are charged against the allowance when we believe the loanbalance cannot be collected.

We consider various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. We monitor loan quality monthly and use an independent third party each quarter to review our loan grading system.

FINANCIAL CONDITION – DECEMBER 31, 2004, COMPARED TO DECEMBER 31, 2003

Assets. Total assets increased 23% during 2004 through organic deposit growth and the acquisition of a banking office. Asset mix was the same at the end of 2004 compared to December 31, 2003, with cash and cash equivalents and securities comprising 29% of total assets and loans comprising 68% of total assets each period. However, the balance sheet at the end of the year does not reflect the significant changes that occurred during the year. At June 30, 2004, which was the peak quarter of the maturities in our CD portfolio, loans comprised 74% of assets and the loan to deposit ratio was near 100%. Loan production slowed and early repayments increased during the second half of 2004. The acquisition of the banking office in Wooster added deposit funds and we saw a significant increase in deposits at our same-store locations during the fourth quarter of 2004. We’ll describe specific changes in our balance sheet during 2004 below.

Cash and Cash Equivalents. Cash and cash equivalents increased $8.8 million during the year. The increase in federal funds sold at the end of the year is a result of strong growth in our CD portfolio during the fourth quarter and our hesitancy to commit all of the late-year funding into securities. Rather, we held liquid assets with the intent to fund loans in early 2005.

Securities. We currently manage the securities portfolio to provide cash flow to fund loan growth and to protect price erosion in a rising-rate environment. While the portfolio increased $2.0 million between the balance sheet dates, approximately $8.6 million of securities were purchased during the fourth quarter of 2004 due to significant growth in our deposits. Most of the securities purchased in 2004 were mortgage-backed securities (MBS) with short average lives and duration. MBS comprised 78% of our securities portfolio at the end of 2004. Approximately 43% of the securities portfolio is variable rate. We purchased securities issued by local governments and agencies during 2004 to provide some tax savings as we have earned through our net operating loss carryforwards.

During the first quarter of 2004, we sold $3.0 million of low-balance MBS that we believed were likely to prepay in the next twelve months. Rather than allow the securities to prepay at par, we sold them at a net gain and reinvested the proceeds in MBS with relatively short estimated average lives and duration. During the third quarter of 2004, we sold $1.1 million of fixed-rate securities at a small loss and reinvested the proceeds in variable-rate MBS, which are expected to provide a better total return than the notes. During 2003, proceeds of $15.7 million from the sales of securities were used to fund loan growth as we did not have a borrowing facility in place during the first half of the year.

In late December 2003, to leverage our capital position, we borrowed $10.0 million from the Federal Home Loan Bank of Cincinnati (FHLB) and purchased $10.0 million of MBS. We structured the transaction by laddering maturities of FHLB advances to coincide with the cash flows from the MBS, with some maturity mismatches. However, we were cautious in our selection of the securities acquired as we were willing to sacrifice net yield on the mismatch in order to reduce the extension risk of the assets in an assumed rising-rate environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Loans. At December 31, 2004, the loan portfolio, net of the allowance for loan losses and deferred fees, was $132.1 million, an increase of $23.3 million, or 21%, from December 31, 2003. The mix of loans in the portfolio was stable for most of the year even though we encountered many early repayments of loans during the second half of the year.

The shift in mix that did occur favored commercial real estate loans over commercial loans. The commercial real estate portfolio showed the largest growth of all segments, increasing $11.9 million, or 49%, during the year. This growth includes the purchase of $5.0 million of participation loans. We expect $2.5 million of those loans to be repaid in early 2005. Loans secured by one-to-four family residential real estate experienced the next largest increase, growing $8.2 million, or 19% during 2004. Approximately half of the one-to-four family residential real estate loans originated during 2004 had variable rates, based on Prime or the three-year Treasury rate.

At December 31, 2004, the average contractual rate of the loans in our portfolio was 6.25% compared to 6.32% in 2003. As mentioned earlier, the plurality of our loan portfolio is indexed to the three-year Treasury rate. Approximately 29% of the portfolio is fixed rate and 18% is tied to the Prime rate. While the vast majority of loans are variable rate, significant prepayments and early retirements of loans have muted the benefit of sharply higher short-term rates experienced during 2004. During the year, Prime increased 125 basis points and the three-year Treasury increased 61 basis points. However, the prepayment of higher-rate loans and the origination of loans during periods of historically low interest rates have slowed the improvement in yield on our loan portfolio. At December 31, 2004, the average age of loans in our portfolio was only 18 months and, as a result, the average rate on the portfolio has decreased.

Allowance for loan losses. We experienced an increase in delinquent and nonaccrual loans during the fourth quarter of 2004. Nonperforming loans totaled $1.1 million at December 31, 2004, compared to $154,000 at December 31, 2003. Loans are considered nonperforming if they are over 90 days delinquent or if they are in nonaccrual status. Most of the nonaccrual balances are associated with two loans to one borrower, each secured by multifamily residential real estate. These loans totaled $723,000 at December 31, 2004. We do not expect to incur material losses on nonaccrual loans.

The allowance for loan losses increased to $1.3 million at December 31, 2004. The allowance for loan losses as a percentage of loans decreased to 0.95% at December 31, 2004, from 1.02% at December 31, 2003, a decrease supported by the quality of underwriting and absence of losses and delinquencies for most of 2004. Net charge-offs during the year were $164,000 compared to $134,000 in 2003. We believe the allowance for loan losses appropriately reflects probable incurred losses at December 31, 2004.

Premises and equipment. The net investment in premises and equipment increased $233,000 as an increase in assets of approximately $508,000 was offset by $275,000 of depreciation expense. The purchases included leasehold improvements of $284,000 and renovation costs of $104,000 related to the acquisition of a banking office in Wooster. We anticipate additional capital expenditures in the future as we launch or acquire banking offices and upgrade our information technology infrastructure to provide new products and services to our customers. As noted earlier, we are planning to build and open a banking office in 2005.

Intangible asset. An intangible asset of $750,000 was recorded to reflect the value of $5.1 million of core deposits acquired in August 2004. The intangible asset is being amortized over an estimated life of six years under an accelerated amortization method.

Accrued interest receivable and other assets. We are required to purchase shares of stock in the FHLB and the Federal Reserve Bank based on our capital and borrowing levels. As we retain earnings, increase borrowings or engage in other forms of capital generation, we will need to purchase additional shares.

During 2004, we disposed of the single property comprising other real estate owned. A gain on the sale of the property of $2,000 was realized, although $55,000 was charged-off in 2003 upon foreclosure to reduce the loan balance to the estimated fair value of the property.

The increase in accrued interest receivable can be attributed to the increase in our interest-earning assets during 2004, detailed above. Average interest-earning assets during the fourth quarter of 2004 were 28% higher than the same period in 2003. The increase in other assets is attributable to higher prepaid expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

The reversal of a deferred tax valuation allowance at the end of 2004 also contributed to the increase in other assets. At December 31, 2003, a valuation allowance was recorded to offset net deferred tax assets as we had not yet paid income taxes that would be refundable if those timing differences were reversed. However, at December 31, 2004, we believed it was more likely than not that the deferred tax assets could be realized in the future, based on our improved profitability, and elected to remove the entire valuation allowance. This reversal resulted in the recognition of $559,000 of net deferred tax assets.

Deposits. As noted earlier, we entered a purchase and assumption agreement with another financial institution to acquire a banking office in Wooster, Ohio, which was consummated in late August 2004. We believe this branch addition will improve customer service and attract new customers in our Wooster market by providing them another banking location in a thriving retail district. Core deposit intangibles acquired in the conversion totaled $750,000. Additionally, the CD portfolio acquired was recorded on the balance sheet at fair value. This resulted in an adjustment of $211,000, which will be accreted through interest expense over the life of the CDs as a yield adjustment.

Total deposits increased $34.5 million, or 28% during 2004. See “Overview and Outlook” above for a discussion on the CDs that matured during the year. We were able to significantly increase core deposit balances (checking and savings accounts) during 2004, although we did not shift the mix of the portfolio away from higher-costing CDs. Our core deposit balances increased $13.3 million, or 24%, while falling as a percent of total deposits to 44% compared to 45% at the end of 2003. While purchased core deposits accounted for $5.1 million of the increase, same-store core deposits increased $8.2 million, or 15%.

Approximately 47% of the December 31, 2004, CD portfolio has adjustable-rate features. Approximately 7% adjusts monthly and the remainder adjusts at the option of the customer. While industry trends have shown that a majority of the customers will not exercise the rate adjustment option, the existence of such optionality increases the likelihood we will see an increase in our cost of funds during 2005 as short-term rates have increased over the last year. Net interest margin was positively impacted by the maturities in the CD portfolio during 2004, but we cannot rely on downward repricing on CD maturities during most of next year, considering the current interest rate environment and the flat slope of most yield curves at the start of fiscal year 2005.

FHLB advances, subordinated debentures and other borrowings. Again, while little change occurred on the face of the balance sheet, comparing December 31, 2004 to 2003, a number of changes occurred during 2004. As noted earlier, the first half of 2004 saw stronger loan portfolio growth and fewer prepayments than the second half. We also incurred slower net deposit balance increases during the first half of 2004, during the plateau of the CD maturity boom.

We could not sell securities as most of the portfolio was pledged as collateral on the FHLB borrowings. Additionally, we knew at that time we would be acquiring a branch in August 2004, which would reduce the liquidity pressure once the funds were transferred and the agreement was consummated. As a result, we were required to borrow overnight funds heavily during the second and third quarters to meet loan and other liquidity demands. FHLB borrowings rose to as high as $28.7 million in August 2004, prior to the branch acquisition, with $10.0 million in overnight borrowings. After the branch integration, we repaid all of the overnight advances. In December 2004, a $3.0 million advance matured and was repaid.

The subordinated debentures are further described in Note 8 to the financial statements and may be extinguished prior to maturity, at the Company’s option. All FHLB borrowings and the subordinated debentures are fixed rate.

Accrued interest payable and other liabilities. The decrease is attributable to lower accrued interest balances. This resulted from the decrease in the cost of CDs during 2004, which was offset somewhat by higher balances.

RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2004 AND 2003

Net interest income. Net interest income increased 38% to $5.8 million during 2004, primarily as a result of the increase in interest-earning assets during the year. An increase in interest rate spread, driven by falling rates on the CD portfolio, also positively impacted net interest income. Net interest margin (net interest income divided by average interest-earning assets) improved to 3.41% in 2004 from 3.10% during 2003, and interest rate spread improved to 3.11% in 2004 from 2.75% in 2003. While margin and spread improved during the year, the yield on assets fell 21 basis points to 5.58%. The cost of funds fell 57 basis points, or 19%, to 2.47% during 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Interest income. Prepayments and refinancing of loans in a low interest rate environment negatively impacted the yield on our loan portfolio in 2004. Yield on loans fell to 6.37% in 2004 from 6.94% in 2003. We were able to shift our asset mix toward loans throughout 2004 as loans comprised 74% of average interest-earning assets compared to 68% during 2003.

The yield on our securities portfolio was 3.74% in 2004 compared to 3.78% in 2003. We shifted our securities portfolio composition toward variable-rate MBS to provide liquidity to fund loans and to reinvest proceeds in securities during a rising-rate environment. While these investments may sacrifice some short-term yield, we believe they provide a better total return than fixed-rate notes with longer effective duration. The increase in yield on federal funds sold is commensurate with the actions of the Federal Reserve Bank, which raised its target for the federal funds rate throughout 2004.

Interest expense. The maturity of 77% of our CD portfolio during historically low-interest rates in 2004 drove down our cost of funds. The cost of CDs dropped 82 basis points, or 21%, during 2004 to 3.06%. We must now manage our fixed-term and core deposit portfolios in an interest rate environment much different than we have encountered since our inception in 2000. In general, since 2001 we have enjoyed a consistent reduction in our deposit costs as fixed-term accounts matured. However, our CD portfolio is now positioned to reprice upward upon maturity.

The cost of deposits fell during 2004 to 2.24% from 2.78% and the overall cost of funds fell to 2.47% from 3.04%. The cost of all of our liability funding sources fell during 2004, except for our money market deposit accounts, which increased 64 basis points. In an attempt to increase core deposits and retain customers who were planning to move their accounts to competitors selling attractive short-term money market rates, we offered a competitive rate on our money market product.

Provision for loan losses. The provision for loan losses decreased to $306,000 in 2004 compared to $418,000 in 2003. The provision decreased in 2004 even though delinquencies and losses were higher in 2004 as we are becoming comfortable with the credit quality of the loan portfolio. We have refined our allowance methodology, such that it is based on the composition of and probable losses in the loan portfolio. Additionally, delinquencies were low until the fourth quarter of 2004.

Noninterest income. For the year ended December 31, 2004, noninterest income decreased to $446,000 from $469,000 in 2003. In early 2003, we used our securities portfolio as a source of liquidity to fund loans as we did not have FHLB membership or the ability to borrow. We sold a number of securities at a gain. In 2004, we were unable to sell securities as most of the portfolio was now pledged as collateral for FHLB advances, especially in the second and third quarters of 2004. The interest rate environment favored borrowing over the sale of securities anyway. Therefore, gains on securities sales were only $8,000 in 2004 compared to $113,000 in 2003.

Excluding gains on securities sales, noninterest income increased 23% during 2004, which was attributable to a higher level of demand deposit balances during the year. Noninterest income excluding securities gains was 0.25% of average assets during 2004 and 2003.

Noninterest expense. Total noninterest expense increased to $4.7 million during 2004, a 31% increase from 2003. The efficiency ratio improved to 74.8% during 2004 compared to 79.8% during 2003 while noninterest expense as a percent of average assets increased to 2.64% in 2004 from 2.55% in 2003. The improvement in net interest income, which resulted from falling deposit rates, outweighed the increase in overhead expenses and asset growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Salaries and benefits were higher in 2004, reflecting a higher level of employment at the Bank. The addition of a branch in Wooster added $75,000 in employee costs and bonuses added $54,000 in wage expense. Compared to peers, we have historically had a higher ratio of assets per employee. Due to increasing complexity in our products and services, we are planning to invest in personnel in 2005, including branch personnel for our fifth banking office and sales officers. See “Overview and Outlook” above for further discussion.

Occupancy and equipment expenses increased with the addition of the Milltown banking office in August 2004 and the expansion of our operations space in late 2003. We expect occupancy and equipment expense to increase with the addition of another banking location, which we will construct and own in late 2005.

We engaged an accounting firm to provide outsourced internal audit services during 2004. Previously our external auditors provided limited extended audit services at a lower cost but are now disallowed from providing such services under the Sarbanes-Oxley Act and other rules promulgated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers. We also hired a human resources consulting firm to assist with the development of an internal personnel management program and to assist with management succession planning. As a result, professional fees increased $77,000, or 23%, in 2004.

Ohio franchise tax is assessed on the Bank’s capital balance; therefore, franchise tax increases in tandem with the Bank’s capital.

Data processing expense increased as a result of higher transaction volumes, more deposit and loan accounts and additional services offered to our customers, including set up costs for internet banking and online bill payment. We had 7,100 and 9,400 deposit accounts at December 31, 2003 and 2004, respectively, an increase of 32% during 2004.

We increased our marketing program in 2004 to improve name recognition and attract new customers on the heels of recent mergers and acquisitions in our market areas, which led to an increase in marketing and advertising expense. Stationery and supplies expense rose with the increases in accounts serviced and transactions processed and with the integration of the branch acquired in August 2004. Other expenses increased primarily from higher Bank Insurance Fund premiums and deposit transaction costs as a result of our deposit growth.

Income taxes. Because of net operating losses during the years prior to December 31, 2002, a valuation allowance was recorded to offset deferred tax assets. We reversed some of the valuation allowance during 2003 and 2004 to offset tax expense. At December 31, 2004, we determined that it was more likely than not, based on our past profitability and prospective growth opportunities, that we would generate sufficient taxable income to realize our deferred tax assets. We reversed the remaining valuation allowance at December 31, 2004 and recorded an income tax benefit of $86,000. Payments for federal taxes totaled $374,000 in 2004 and we have a receivable for an income tax refund of $10,000 at December 31, 2004. Note 9 details our deferred tax assets and liabilities at each balance sheet date presented in this annual report.

RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2003 AND 2002

Net interest income. Net interest income increased 51.9% to $4.2 million during 2003, primarily as a result of the increase in interest earning assets during the year. A shift in interest-earning assets from securities to loans helped to offset a lower interest rate environment in 2003 compared to 2002. Net interest margin improved to 3.10% in 2003 from 2.60% during 2002, and interest rate spread improved to 2.75% in 2003 from 2.43% in 2002. While margin and spread improved during the year, the yield on assets fell 46 basis points to 5.79% for the full year of 2003. The cost of funds fell 77 basis points to 3.04% during 2003.

Interest income. For the full year of 2003, the yield on loans fell to 6.94% from 7.29% as the Prime and short-term Treasury rates fell throughout 2002 and 2003. Most of our loan growth occurred in the second half of 2003, during the portion of the year that short-term rates were at or near their lowest levels. A number of securities were called and significant prepayments in the MBS portfolio occurred as consumers refinanced the loans underlying those securities. As a result, the strong cash flows were reinvested in lower yielding securities as net loan growth was weaker in the first half of 2003 than in the latter months. The prepayments on the MBS portfolio also required acceleration of the purchase premium on those securities which reduced the yield on the securities portfolio to as low as 3.15% during the third quarter of 2003. For the full year, the yield on the securities portfolio fell to 3.78% in 2003 from 4.90% in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Interest expense. Although the average balances of low-cost core deposits increased during 2003, our deposit mix remained constant during 2003. The average cost of funds of core deposits fell 122 basis points, or 47%, during 2003 compared to 2002. However, the cost of CDs fell only 52 basis points, or 12%. The overall decline in our cost of funds was helped by the advances borrowed from the FHLB which carried rates slightly below the rates we offered on like-term CDs at the time we borrowed the funds.

Provision for loan losses. The provision for loan losses was $418,000 during 2003 compared to $452,000 during 2002. The provision fell during 2003 as loan growth, on a percentage basis, was not as strong as it was in 2002. Additionally, we had yet to encounter material deterioration in the credit quality of our loan portfolio.

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

Salaries and benefits were higher in 2003 compared to 2002 as we hired new members of management, a loan officer and additional staff to support the lending function. Professional fees increased in 2003 as we utilized outside consultants to assist with the OCC Agreement and enhance the corporate governance and oversight capabilities of management and the Board of Directors.

Ohio franchise tax is assessed on the Bank’s capital balance. The subordinated debenture and common stock offerings in 2002 resulted in capital contributions to the Bank; therefore, franchise taxes were higher in 2003. We balanced the timing of capital contributions to the Bank to maximize regulatory lending capacity and minimize franchise tax assessment considering the common stock offering closed in late December 2002.

Data processing expense increased as a result of higher transaction volumes and additional services offered to our customers, including check imaging. Other expenses increased primarily as a result of increased Bank Insurance Fund premiums and higher transaction fees with the Federal Reserve Bank as a result of our deposit growth.

Income taxes. Because of net operating losses during the years prior to December 31, 2002, a valuation allowance was recorded to offset deferred tax assets. We reversed part of the valuation allowance in 2003 to offset tax expense.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2004, our significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)

Note Reference

2005

2006

2007

2008

2009

Thereafter

Certificates of deposit

6

$34,761

$28,884

$14,626

$7,394

$2,773

$180

FHLB advances

7

5,499

4,362

5,434

–

–

–

Subordinated debentures (1)

8

–

–

–

–

–

3,325

Capital lease obligations (2)

4

160

168

179

181

181

1,338

Operating leases

4

182

182

183

183

183

685

Deposits without maturity

–

–

–

–

–

69,025

(1) The subordinated debentures are redeemable at par, at the Company’s option, any time prior to maturity, which is March 31, 2022. (2) Includes $1,238 of amounts allocable to interest payments over the remaining term of the leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Note 13 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit.

At December 31, 2004, we had no unconsolidated, related special purpose entities other than Ohio Legacy Trust I, as reported in Note 8 to the consolidated financial statements, nor did we engage in derivatives and hedging contracts, such as interest rate swaps, that may expose us to liabilities greater than the amounts recorded on the consolidated balance sheet. Approximately 47% of our CD portfolio contains variable and adjustable-rate options that may result in higher interest expense, should the customer chose to adjust their rate. Our investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, we may pursue certain contracts, such as interest rate swaps, in our efforts to execute a sound and defensive interest rate risk management policy.

LIQUIDITY

“Liquidity” refers to our ability to fund loan demand and customers’ deposit withdrawal needs and to meet other commitments and contingencies. The purpose of liquidity management is to ensure sufficient cash flow to meet all of our financial commitments and to capitalize on opportunities for business expansion in the context of managing our interest rate risk exposure. This ability depends on our financial strength, asset quality and the types of deposit and loan instruments we offer to our customers.

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

Cash and cash equivalents increased $8.8 million to $17.0 million at December 31, 2004. Cash and cash equivalents represented 8.7% of total assets at December 31, 2004, and 5.1% of total assets at December 31, 2003. Most of the increase in cash and cash equivalents came in the fourth quarter of 2004 as a result of a strong response to a CD product offered in October and November. As cash and cash equivalents and security sales are used to fund loans, we anticipate liquidity will decrease.

We monitor our liquidity position on a regular basis in conjunction with our asset/liability and interest rate risk management activities. We believe our current liquidity level, including contingency funding available through borrowing facilities, is sufficient to meet anticipated future growth in loans and deposits under our three-year strategic plan and to maintain compliance with regulatory capital ratios.

As discussed in the “Overview and Outlook” section above, approximately 77% of our CD portfolio matured during the twelve months ending December 31, 2004. This large pool of maturing CDs significantly reduced our liquidity options as we needed to stand ready to meet possible cash withdrawal demands. With the large increase in the loan portfolio in the first half of 2004 and some runoff of deposit balances, we relied heavily on overnight borrowings to provide liquidity. See “FHLB advances, subordinated debentures and other borrowings” above for further information on our management of this liquidity event. Additionally, we have extended our liabilities and spread the maturities of our fixed-term deposit accounts in an attempt to avoid another such peak in liquidity demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

CAPITAL RESOURCES

Total shareholders’ equity was $17.2 million at December 31, 2004, compared to $16.0 million at December 31, 2003. The increase was a result of earnings retention of $1.3 million, offset slightly by a larger unrealized loss on securities. We have the ability to raise additional capital through the exercise or call of stock purchase warrants that were offered in October 2000. At December 31, 2004, there were 184,080 unexercised warrants that are exercisable at $10.00 per share and may be called at our option.

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

Regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. The Bank’s total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders’ equity, less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). The Bank met all regulatory capital requirements at December 31, 2004 and 2003 (see Note 12 to the consolidated financial statements).

The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above.

INTEREST RATE SENSITIVITY

We intentionally reduced our reliance on fixed-rate assets during 2004. The following table details the variable rate composition of our interest-earning assets at December 31:

Percent variable rate

2004

2003

Interest-bearing deposits and federal funds sold

100%

100%

Securities

43

33

Loans

71

65

Federal bank stock

100

100

Total interest-earning assets

67

57

We perform monthly interest rate and liquidity risk analysis internally. We use this information to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. Approximately 31% of the interest-earning assets and 75% of the interest-bearing liabilities on our balance sheet at December 31, 2004, were scheduled to mature or could reprice during 2005. However, approximately 40% of our CD portfolio requires the customer to exercise an option to adjust the rate on their CD. There is no assurance that all customers who are eligible to increase the rate on their accounts will actually exercise that option.

We believe that we are “liability sensitive” over a twelve-month horizon at December 31, 2004. Usually, this would mean an increasing rate environment would cause a drop in net interest income. However, we can not be certain that our net interest income will contract because the composition of our assets and liabilities is constantly changing due to the variability of our loan prepayment experience, the behavior of core deposit customers and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

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

CORPORATE GOVERNANCE AND AVAILABILITY OF REPORTS

The Company’s Board of Directors and management are focused on implementing and monitoring a strong corporate governance program and culture. The following is a summary of specific steps the Board of Directors has taken to improve the Company’s corporate governance program:

The	Chairman of the Board of Directors is a nonemployee director. Previously, the President and Chief Executive Officer of the Company served as Chairman.
After

the Company’s 2005 Annual Meeting of Shareholders in April 2005, the Board of Directors will restructure the composition of the holding company’s board. This restructuring will result in seven of the nine directors of Ohio Legacy meeting the more stringent independence requirements of Rule 10A-3 of the Securities Exchange Act and Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. At December 31, 2004, seven of thirteen directors met this threshold.

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

The Company filed a number of corporate governance documents, including codes of conduct and ethics and committee charters with the SEC. These documents are also available on the Company’s website at http://www.ohiolegacycorp.com. On that website, shareholders and other interested parties can access the Company’s periodic and annual filings with the SEC, the Company’s Annual Report to Shareholders and insider transaction filings subject to Section 16(a) of the Exchange Act. These documents are provided free of charge and will be posted to the website as soon as practicable after the documents are filed electronically with the SEC. Additionally, inquiries or requests for paper documents can be made through the contacts listed on page 41 of this annual report.

CORPORATE INFORMATION

EXECUTIVE OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, N.A.

L. Dwight Douce, President and Chief Executive Officer Eric S. Nadeau, Chief Financial Officer and Treasurer

Steven G. Pettit, Senior Loan Officer and President of the Stark County Region

DIRECTORS OF OHIO LEGACY CORP

D. William Allen

Gregory A. Long

Director of Budget, City of Canton

President, Long, Cook & Samsa, Inc. CPA’ s

Canton, Ohio

Wooster, Ohio

William T. Baker

Benjamin M. Mast

President, Multi Products Co.

President, B-L Transport, Inc.

Millersburg, Ohio

Millersburg, Ohio

Robert F. Belden

Thomas W. Schervish

President, Belden Brick Company

President and Owner, Stark Management Company

Canton, Ohio

Canton, Ohio

L. Dwight Douce

Steven G. Pettit

President and Chief Executive Officer,

Senior Loan Officer and President—Stark County Region,

Ohio Legacy Corp and Ohio Legacy Bank, N.A.

Ohio Legacy Bank, N.A.

Wooster, Ohio

Canton, Ohio

Scott J. Fitzpatrick

Daniel H. Plumly, Chairman

Partner, Fitzpatrick Enterprises

Member, Critchfield, Critchfield & Johnston, Ltd.

Canton, Ohio

Wooster, Ohio

Randy G. Jones

Michael D. Meenan

President and Owner,

President and Owner,

R & L Jones Trucking, Inc.

Riverview Industrial Wood Products, Inc.

Millersburg, Ohio

Wooster, Ohio

J. Edward Diamond

Private investor

Canton, Ohio

CORPORATE AND BANK LOCATIONS

Corporate and Main Office

Milltown Office

Canton Office

Millersburg Office

305 West Liberty Street

3562 Commerce Parkway

4026 Dressler Road NW

225 N. Clay Street

Wooster, Ohio 44691

Wooster, Ohio 44691

Canton, Ohio 44718

Millersburg, Ohio 44654

SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS

SPECIAL COUNSEL

CORPORATE COUNSEL

Crowe Chizek and Company LLC

Squire, Sanders & Dempsey L.L.P.

Critchfield, Critchfield & Johnston LTD

Suite 205

4900 Key Tower

225 N. Market Street

5900 Landerbrook Drive

127 Public Square

Wooster, Ohio 44691

Cleveland, Ohio 44124

Cleveland, Ohio 44114

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on April 28, 2005, at the Holiday Inn of Belden Village, located at 4520 Everhard Road NW, North Canton, Ohio 44718.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Ohio Legacy Corp’s common stock is publicly traded on the NASDAQ SmallCap Market under the ticker symbol OLCB. At March 1, 2005, there were 2,121,220 Common Shares of the Company issued and outstanding and there were 269 holders of record. The following table summarizes the highest and lowest closing price of the Company’s stock during 2004:

HIGH

LOW

First Quarter

$13.25

$10.78

Second Quarter

12.51

10.54

Third Quarter

11.50

10.00

Fourth Quarter

15.00

11.50

HIGH

LOW

First Quarter

$13.25

$10.78

Second Quarter

12.51

10.54

Third Quarter

11.50

10.00

Fourth Quarter

15.00

11.50

SHAREHOLDER AND GENERAL INQUIRES

TRANSFER AGENT

Eric S. Nadeau, Chief Financial Officer

Illinois Stock Transfer Company

Ohio Legacy Corp

209 West Jackson Boulevard

305 West Liberty Street

Suite 903

Wooster, Ohio 44691

Chicago, Illinois 60606

330-263-1955

312-427-2953

A copy of Ohio Legacy Corp’s Annual Report on Form 10-KSB for the year ended December 31, 2004, and other periodic filings with the Securities and Exchange Commission may be obtained without charge by submitting a written request to Ohio Legacy Corp or by accessing the Company’s website at http://www.ohiolegacycorp.com.

[GRAPHIC APPEARS HERE]

OHIO LEGACY BANK OFFERS:

Personal Banking Products

Business Banking Products

Checking Accounts

Checking Accounts

Savings & Holiday Accounts

Savings Accounts

Certificates of Deposit

Certificates of Deposit

Individual Retirement Accounts

Commercial Loans

Visa Check Card

Real Estate Development Loans

Credit Cards

Revolving Lines of Credit

Overdraft Protection

Letters of Credit

ATM Services

Term Loans

24-Hour AnyTime Line

Merchant Credit Card Services

Direct Deposit

Daily Courier Service

Combined Statements

Group Banking

Mortgage Loans

Direct Deposit

Locations:

Wooster Main

Wooster Milltown

Canton

Millersburg

305 West Liberty Street

3562 Commerce Parkway

4026 Dressler Road NW

225 North Clay Street

Wooster, Ohio 44691

Wooster, Ohio 44691

Canton, Ohio 44718

Millersburg, Ohio 44654

330-263-1955

330-478-1000

330-674-5301

Home Equity Loans

Cash Management

Vehicle Loans

Internet Banking

24-HOUR ANYTIME LINE

877-965-1113

www.ohiolegacycorp.com

www.ohiolegacybank.com

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]