Form 10KSB/A, Exhibit 13
period 2004-12-31
OHIO LEGACY CORP
filed 2005-04-05
CIK 1096654

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

OHIO LEGACY CORP

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

Sincerely,

L. Dwight Douce
President and Chief Executive Officer
Ohio Legacy Corp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Crowe Chizek and Company LLC

Cleveland, Ohio

March 1, 2005

OHIO LEGACY CORP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from banks	$4,571,131	$4,370,383
Federal funds sold and interest-bearing deposits in financial institutions	12,418,192	3,814,436

Cash and cash equivalents	16,989,323	8,184,819
Securities available for sale	39,357,929	38,054,644
Securities held to maturity (fair value of $ 640,429)	647,981	—
Loans, net	132,084,072	108,792,368
Federal bank stock	1,375,650	1,039,200
Premises and equipment, net	2,269,068	2,036,544
Other real estate owned	—	70,000
Intangible asset	669,174	—
Accrued interest receivable and other assets	1,658,860	880,904

Total assets	$195,052,057	$159,058,479

LIABILITIES
Deposits:
Noninterest-bearing demand	$11,914,867	$7,133,620
Interest-bearing demand	13,262,252	8,962,743
Savings	43,847,951	39,667,717
Certificates of deposit, net	88,617,541	67,387,021

Total deposits	157,642,611	123,151,101
Federal Home Loan Bank advances	15,295,144	14,759,314
Subordinated debentures	3,325,000	3,325,000
Capital lease obligations	968,712	976,643
Accrued interest payable and other liabilities	580,216	801,954

Total liabilities	177,811,683	143,014,012
SHAREHOLDERS’ EQUITY
Preferred stock, no par value, 500,000 shares authorized and none outstanding	—	—
Common stock, no par value, 5,000,000 shares authorized and 2,121,220 and 2,118,000 outstanding in 2004 and 2003	17,734,155	17,701,955
Accumulated deficit	(282,585)	(1,555,585)
Accumulated other comprehensive income (loss)	(211,196)	(101,903)

Total shareholders’ equity	17,240,374	16,044,467

Total liabilities and shareholders’ equity	$195,052,057	$159,058,479

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2004 and 2003

	2004	2003
Interest income:
Loans, including fees	$7,982,123	$6,329,906
Securities	1,327,677	1,356,312
Interest-bearing deposits, federal funds sold and other	162,931	110,447

Total interest income	9,472,731	7,796,665
Interest expense:
Deposits	2,826,665	3,150,085
Federal Home Loan Bank advances	437,921	38,879
Subordinated debentures and other borrowings	282,888	284,360
Capital leases	152,208	153,339

Total interest expense	3,699,682	3,626,663

Net interest income	5,773,049	4,170,002
Provision for loan losses	306,000	418,250

Net interest income after provision for loan losses	5,467,049	3,751,752
Noninterest income:
Service charges and other fees	426,605	345,677
Gains on sales of securities, net	7,910	112,908
Other income	11,534	9,961

Total other income	446,049	468,546
Noninterest expense:
Salaries and benefits	2,141,525	1,605,764
Occupancy and equipment	657,244	571,389
Professional fees	407,224	330,188
Franchise tax	233,474	184,838
Data processing	451,512	326,025
Marketing and advertising	173,374	102,435
Stationery and supplies	103,005	81,592
Amortization of intangible asset	80,438	—
Other expenses	478,354	409,067

Total noninterest expense	4,726,150	3,611,298

Net earnings before income taxes	1,186,948	609,000
Income tax benefit	(86,052)	—

Net earnings	$1,273,000	$609,000
Other comprehensive income (loss), net of tax	(109,293)	(723,078)

Comprehensive income (loss)	$1,163,707	$(114,078)

Basic net earnings per share	$0.60	$0.29
Diluted net earnings per share	$0.58	$0.29

See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2004 and 2003

	Outstanding Shares of Common Stock	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, December 31, 2002	1,965,700	$16,546,465	$(2,164,585)	$621,175	$15,003,055
Proceeds from exercise of stock warrants	2,300	23,000	—	—	23,000
Proceeds from stock offering, net of $142,510 in offering costs	150,000	1,132,490	—	—	1,132,490
Net earnings	—	—	609,000	—	609,000
Change in net unrealized gain on securities available for sale	—	—	—	(723,078)	(723,078)

Balance, December 31, 2003	2,118,000	17,701,955	(1,555,585)	(101,903)	16,044,467
Proceeds from exercise of stock warrants	3,220	32,200	—	—	32,200
Net earnings	—	—	1,273,000	—	1,273,000
Change in net unrealized gain on securities available for sale	—	—	—	(109,293)	(109,293)

Balance, December 31, 2004	2,121,220	$17,734,155	$(282,585)	$(211,196)	$17,240,374

See accompanying notes to consolidated financial statements.

`

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net earnings	$1,273,000	$609,000
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	355,508	251,200
Securities amortization, net	157,008	233,438
Provision for loan losses	306,000	418,250
Loss from Ohio Legacy Trust I	9,981	16,065
Federal Home Loan Bank (FHLB) stock dividends	(28,700)	(5,200)
Gain on sales of securities available for sale	(7,910)	(112,908)
Gain on sale of other real estate owned	(2,000)	—
Accretion of fair value purchase adjustments	(67,025)	—
Change in deferred income taxes	44,264	213,366
Change in valuation allowance on deferred tax assets	(494,019)	(213,366)
Net change in
Accrued interest receivable and other assets	(169,204)	(150,910)
Accrued interest payable and other liabilities	(238,589)	86,967
Deferred loan fees	(6,942)	73,736

Net cash from operating activities	1,131,372	1,419,638

Cash flows from investing activities:
Purchases of securities available for sale	(13,364,565)	(44,065,880)
Purchases of securities held to maturity	(649,423)	—
Maturities, calls and paydowns of securities available for sale	7,530,438	27,256,608
Proceeds from sales of securities available for sale	4,104,915	15,672,501
Proceeds from sale of other real estate owned	72,000	—
Purchases of federal bank stock	(307,750)	(715,100)
Net change in loans	(18,590,762)	(31,062,522)
Participation loans purchased	(5,000,000)	—
Purchases of premises and equipment	(223,594)	(102,636)

Net cash used by investing activities	(26,428,741)	(33,017,029)

Cash flows from financing activities:
Net change in deposits	18,976,156	8,259,751
Cash received from branch acquisition, net of assets acquired	14,565,618	—
Repayment of capital lease obligations	(7,931)	(6,796)
Repayments of other borrowed funds	—	(105,000)
Proceeds from exercise of stock warrants	32,200	23,000
Proceeds from FHLB advances	5,000,000	15,000,000
Repayments of FHLB advances	(4,464,170)	(240,686)
Proceeds from issuance of common stock, net of offering costs	—	1,132,490

Net cash from financing activities	34,101,873	24,062,759

Net change in cash and cash equivalents	8,804,504	(7,534,632)
Cash and cash equivalents at beginning of period	8,184,819	15,719,451

Cash and cash equivalents at end of period	$16,989,323	$8,184,819

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,083,660	$3,590,119
Federal income taxes	374,000	—
Noncash transactions:
Transfer of loans to other real estate owned	$—	$70,000

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

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

	2004	2003
Stock warrants	—	337,300
Stock options	54,250	86,500

Total	54,250	423,800

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

The fair value of common stock options and warrants was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during the years ended December 31, 2004 and 2003, as of the grant date:

	2004 Stock Options	August 2003 Stock Options	February 2003 Stock Options
Fair value, calculated	$6.25	$4.20	$2.77
Exercise price	12.00	9.70	8.50
Risk-free interest rate, 10-year Treasury	4.05%	4.54%	3.94%
Expected stock price volatility	32.99	20.01	None
Expected dividend rate	None	None	None
Expected life	10 years	10 years	10 years

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

NOTE 2 - SECURITIES

The securities portfolio was comprised of the following at December 31, 2004 and 2003:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for sale, carried at fair value:
December 31, 2004
U.S. Government-sponsored enterprises	$7,844,551	$2,726	$(153,534)
Mortgage-backed securities	31,513,378	83,752	(252,937)

Total	$39,357,929	$86,478	$(406,471)

December 31, 2003
U.S. Government-sponsored enterprises	$9,031,234	$18,462	$(169,171)
Mortgage-backed securities	29,023,410	171,083	(122,277)

Total	$38,054,644	$189,545	$(291,448)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 2 - SECURITIES (continued)

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity, carried at amortized cost:
December 31, 2004
Obligations of local governments	$647,981	$—	$(7,552)	$640,429

Securities with unrealized losses for less than one year and one year or more at December 31, 2004, were as follows:

	Less than one year		One year or more		Total
(Dollars in thousands)	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
Available for sale:
U.S. Government-sponsored enterprises	$—	$—	$7,342	$(153)	$7,342	$(153)
Mortgage-backed securities	19,326	(162)	4,072	(91)	23,398	(253)

Total	$19,326	$(162)	$11,414	$(244)	$30,740	$(406)

Held to maturity:
Obligations of local governments	$640	$(8)	$—	$—	$640	$(8)

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

Contractual maturities of debt securities at December 31, 2004, were as follows. Balances are presented at carrying value with the yield calculated on amortized cost on a tax-equivalent basis:

	Maturing
	Less than one year		After one through five years		After five through ten years		After ten years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale:
U.S. Government-sponsored enterprises	$503	4.20%	$6,364	3.34%	$978	3.00%	$—	—%
Mortgage-backed securities	—	—	212	5.17	6,975	3.90	24,326	3.75

Total	$503	4.20%	$6,576	3.40%	$7,953	3.79%	$24,326	3.75%

Held to maturity:
Obligations of local governments	$—	—%	$—	—%	$—	—%	$648	5.35%

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 2 - SECURITIES (continued)

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

NOTE 3 - LOANS

Loans, by collateral type, were as follows at December 31:

	2004		2003
	Balance	Percent	Balance	Percent
Residential real estate	$50,728,231	38.0%	$42,510,798	38.6%
Multifamily residential real estate	10,147,946	7.6	8,120,517	7.4
Commercial real estate	36,364,724	27.2	24,457,198	22.2
Construction	13,315,449	10.0	11,791,077	10.7
Commercial	10,709,713	8.0	12,698,536	11.5
Consumer and home equity	12,250,004	9.2	10,511,437	9.6

Total loans	133,516,067	100.0%	110,089,563	100.0%

Less: Allowance for loan losses	(1,263,655)		(1,121,913)
Net deferred loan fees	(168,340)		(175,282)

Loans, net	$132,084,072		$108,792,368

At December 31, 2004, approximately $19,118,000 of residential real estate loans were pledged as collateral for FHLB advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 3 - LOANS (continued)

Activity in the allowance for loan losses for the year ended December 31 was as follows:

	2004	2003
Balance, January 1	$1,121,913	$837,210
Provision for loan losses	306,000	418,250
Losses on charged-off loans	(169,373)	(137,112)
Recoveries of charged-off loans	5,115	3,565

Balance, December 31	$1,263,655	$1,121,913

Balance as a percentage of total loans	0.95%	1.02%

Loans individually considered impaired and nonperforming loans were as follows at December 31, 2004 and 2003, and during the years then ended:

	2004	2003
At December 31:
Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	1,059,560	154,140
Impaired loans, included in nonaccrual loans	974,000	—
Amount of the allowance for loan losses allocated	120,000	—

During the year ended December 31:
Average of impaired loans during the year	$138,000	$51,638
Interest income recognized during impairment	—	—
Cash-basis interest income recognized during impairment	816	—
Interest income foregone on nonaccrual loans	$49,802	$3,253

Loans to principal officers, directors and their affiliates in 2004 were as follows:

Balances, January 1	$3,896,390
New loans	745,742
Repayments	(1,653,318)

Balances, December 31	$2,988,814

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment were as follows at December 31:

	2004	2003
Land	$31,836	$—
Office building	1,003,000	1,003,000
Leasehold improvements	971,502	690,102
Furniture, fixtures and equipment	1,139,661	945,306

Premises and equipment, cost	3,145,999	2,638,408
Less: Accumulated depreciation	(876,931)	(601,864)

Premises and equipment, net	$2,269,068	$2,036,544

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

NOTE 4 - PREMISES AND EQUIPMENT (continued)

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

NOTE 5 - INTANGIBLE ASSET

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

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 6 - DEPOSITS

Certificates of deposit in denominations of $100,000 or more were $34,704,499 and $23,758,476 at December 31, 2004 and 2003, respectively.

Scheduled maturities of certificates of deposit were as follows at December 31, 2004:

2005	$34,760,584
2006	28,884,463
2007	14,625,777
2008	7,393,540
2009	2,773,476
Thereafter	179,701

$88,617,541

The following is a schedule of average deposit amounts and average rates paid on each category for the year ended December 31:

	2004		2003
	Average Balances	Average Rate	Average Balances	Average Rate
Noninterest-bearing demand deposits	$8,783,000	N/A	$5,749,000	N/A
Interest-bearing demand deposits	11,086,000	0.83%	7,781,000	1.08%
Savings accounts	34,543,000	1.03	38,666,000	1.46
Money market accounts	4,721,000	1.46	2,808,000	0.82
Certificates of deposit	75,565,000	3.05	63,859,000	3.88

Total deposits	$134,698,000		$118,863,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

The following table details FHLB advances as of December 31:

	2004	2003
Eighteen-month interest-only advance 2.02% fixed rate, maturing June 16, 2005	$2,500,000	$2,500,000
One-year interest-only advance 1.64% fixed rate, maturing December 16, 2004	—	3,000,000
Two-year interest-only advance 2.36% fixed rate, maturing December 16, 2005	1,500,000	1,500,000
Thirty-month interest-only advance 2.77% fixed rate, maturing June 23, 2006	1,500,000	1,500,000
Three-year interest-only advance 3.07% fixed rate, maturing December 22, 2006	1,500,000	1,500,000
Three-year, constant monthly payment advance 2.26% fixed rate, final maturity October 1, 2006	1,857,417	2,838,611
Three-year interest-only advance 2.42% fixed rate, maturing March 10, 2007	5,000,000	—
Four-year, constant monthly payment advance 2.57% fixed rate, final maturity October 1, 2007	1,437,727	1,920,703

	$15,295,144	$14,759,314

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

2005	$5,499,135
2006	4,362,239
2007	5,433,770
2008	—
2009	—

$15,295,144

NOTE 8 - SUBORDINATED DEBENTURES

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

Note 8 - SUBORDINATED DEBENTURES (continued)

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

NOTE 9 - INCOME TAXES

Income tax benefit was as follows during the year ended December 31:

	2004	2003
Current federal	$363,703	$—
Deferred federal	44,264	213,366
Valuation allowance	(494,019)	(213,366)

Total income tax benefit	$(86,052)	$—

Effective tax rates differ from federal statutory rates applied to financial statement earnings due to the following:

	2004	2003
Federal statutory rate (34%) times financial statement earnings	$403,562	$207,060
Effect of:
Deferred tax valuation allowance	(494,019)	(213,366)
Other, net	4,405	6,306

Total income tax benefit	$(86,052)	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

Note 9 - INCOME TAXES (continued)

Deferred tax assets and liabilities were due to the following at December 31:

	2004	2003
Deferred tax assets:
Net operating loss carryforward	$—	$75,789
Organizational costs capitalized	32,764	76,449
Bad debt deduction	375,258	338,251
Deferred loan fees	57,235	59,596
Deferred compensation	34,324	—
Core deposit intangible	21,685	—
Unrealized loss on securities available for sale	108,797	—

Total deferred tax assets	630,063	550,085
Deferred tax liabilities:
Depreciation	(49,475)	(47,602)
Accrual to cash adjustment	(10,013)	(6,343)
Other	(12,023)	(2,121)

Total deferred tax liabilities	(71,511)	(56,066)

Net deferred tax assets before valuation allowance	558,552	494,019
Valuation allowance on net deferred tax assets	—	(494,019)

Net	$558,552	$—

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

NOTE 10 - STOCK-BASED COMPENSATION

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

NOTE 10 - STOCK-BASED COMPENSATION (continued)

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

The following table details stock option grants under the Stock Ownership Plan during the year ended December 31:

	2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	139,250	$9.51	87,000	$10.00
Granted	58,500	12.00	52,750	8.70
Forfeited	(9,750)	10.64	(500)	10.00
Exercised	—	—	—	—

Outstanding at December 31	188,000	$10.22	139,250	$9.51

Exercisable at December 31	54,000	$10.47	27,500	$9.40

Weighted average remaining contractual life	8.1 years		8.6 years

Options outstanding at December 31, 2004, were as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$8.50 - $9.99	47,250	8.2	$8.59	11,000	$8.50
$10.00 - $12.00	140,750	7.9	10.77	43,000	10.98

	188,000	8.1	$10.22	54,000	$10.47

The Company is accounting for the Stock Ownership Plan and the Director Warrants under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net earnings in accordance with FAS No. 123 (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 11 - STOCK WARRANTS

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

NOTE 12 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

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

NOTE 12 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

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

NOTE 13 - LOAN COMMITMENTS AND RELATED ACTIVITIES

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

The contractual amount of loan commitments with off-balance sheet risk was as follows at December 31:

	2004	2003
Commitments to make loans:
Variable-rate	$5,471,000	$14,265,000
Fixed-rate	—	1,786,000
Unused lines of credit, variable-rate	$17,015,000	$14,716,000

Commitments to make loans are generally made for periods of 30 days or less. The fixed-rate loan commitments ranged from 4.50% to 9.00% at December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at December 31:

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$16,989,323	$16,989,000	$8,184,819	$8,185,000
Securities available for sale	39,357,929	39,358,000	38,054,644	38,055,000
Securities held to maturity	647,981	640,000	—	—
Loans, net	132,084,072	132,428,000	108,792,368	110,229,000
Federal bank stock	1,375,650	1,376,000	1,039,200	1,039,000
Accrued interest receivable	771,184	771,000	642,340	642,000
Financial liabilities:
Deposits	$(157,642,611)	$(158,071,000)	$(123,151,101)	$(124,280,000)
Subordinated debentures	(3,325,000)	(3,564,000)	(3,325,000)	(3,768,000)
FHLB advances	(15,295,144)	(15,039,000)	(14,759,314)	(14,785,000)
Accrued interest payable	(260,593)	(261,000)	(577,546)	(578,000)

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

NOTE 15 - COMMON STOCK OFFERING

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

OHIO LEGACY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

As of December 31

	2004	2003
ASSETS
Due from banks	$250,646	$1,213,462
Interest-bearing deposits in financial institutions	525,670	—

Cash and cash equivalents	776,316	1,213,462
Investment in subsidiary, Ohio Legacy Bank, N.A.	19,635,653	18,145,219
Other assets	235,579	59,929

Total assets	$20,647,548	$19,418,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debenture to Ohio Legacy Trust I	$3,325,000	$3,325,000
Other liabilities	82,174	49,143
Shareholders’ equity	17,240,374	16,044,467

Total liabilities and shareholders’ equity	$20,647,548	$19,418,610

CONDENSED STATEMENTS OF OPERATIONS
For the year ended December 31,

	2004	2003
Interest income	$1,437	$—
Interest expense	(282,893)	(284,360)

Net interest expense	(281,456)	(284,360)
Loss on investment in Ohio Legacy Trust I	(9,981)	(16,065)
Professional fees	(108,778)	(108,455)
Other expense	(17,566)	(6,907)
Salaries	(54,000)	—

Loss before undistributed earnings of subsidiary	(471,781)	(415,787)
Equity in undistributed earnings of subsidiary	1,599,729	1,024,787

Net earnings before income taxes	1,127,948	609,000
Income tax benefit	145,052	—

Net earnings	$1,273,000	$609,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2004	2003
Cash flows from operating activities:
Net earnings	$1,273,000	$609,000
Adjustments:
Equity in undistributed earnings of subsidiary	(1,599,729)	(1,024,787)
Loss on investment in Ohio Legacy Trust I	9,981	16,065
Net change in other assets and other liabilities	(152,598)	(53,959)

Net used by operating activities	(469,346)	(453,681)
Cash flows from investing activities:
Investment in subsidiary	—	(3,000,000)

Net cash used by investing activities	—	(3,000,000)
Cash flows from financing activities:
Repayment of other borrowed funds	—	(105,000)
Proceeds from exercise of stock warrants	32,200	23,000
Proceeds from issuance of common stock, net of offering costs	—	1,132,490

Net cash from financing activities	32,200	1,050,490

Net change in cash and cash equivalents	(437,146)	(2,403,191)
Beginning cash and cash equivalents	1,213,462	3,616,653

Ending cash and cash equivalents	$776,316	$1,213,462

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related tax effects were as follows during the year ended December 31:

	2004	2003
Net unrealized holding losses on available for sale securities during the period	$(210,180)	$(610,710)
Reclassification adjustments for gains later recognized in income	(7,910)	(112,908)

Net unrealized losses during the period	(218,090)	(723,078)
Tax effect of unrealized gains at beginning of period	34,646	—
Tax effect related to current period net unrealized losses on available for sale securities	74,151	—

Other comprehensive income (loss)	$(109,293)	$(723,078)

During the year ended December 31, 2003, the Company recognized a valuation allowance on its net deferred tax assets. As a result, a tax effect was not recorded on unrealized losses in 2003.

OHIO LEGACY CORP

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

As of December 31, 2004 and 2003, and for the years then ended

(Dollars in thousands, except per share data)	2004	2003
Balance Sheet Data:
Total assets	$195,052	$159,058
Securities available for sale	39,358	38,055
Securities held to maturity	648	—
Loans, net	132,084	108,792
Allowance for loan losses	(1,264)	(1,122)
Total deposits	157,643	123,151
Total borrowings	18,620	18,084
Shareholders’ equity	17,240	16,044
Average assets	175,758	141,842
Average shareholders’ equity	16,341	16,007
Income Statement Data:
Total interest income	$9,473	$7,797
Total interest expense	3,700	3,627

Net interest income	5,773	4,170
Provision for loan losses	306	418

Net interest income after provision for loan losses	5,467	3,752
Noninterest income	446	469
Noninterest expense	4,726	3,612

Earnings before income tax benefit	1,187	609
Income tax benefit	86	—

Net earnings	$1,273	$609

Per Share Data:
Basic net earnings per share	$0.60	$0.29
Diluted net earnings per share	$0.58	$0.29
Average shares used in earnings per share calculations:
Basic	2,119,857	2,109,124
Diluted	2,186,684	2,112,539
Tangible book value per share at year-end	$7.81	$7.58
Operating Ratios and Other Key Metrics:
Total net loans to total deposits	83.79%	88.34%
Total shareholders’ equity to total assets	8.84	10.08
Average shareholders’ equity to average assets	9.30	11.29
Return on average equity	7.79	3.80
Return on average assets	0.72	0.43
Allowance for loan losses to total loans	0.95	1.02
Interest spread	3.11	2.75
Net interest margin	3.41	3.10
Efficiency ratio (1) (2)	74.79	79.80
Noninterest income to average assets (1)	0.25	0.25
Noninterest expense to average assets (2)	2.64	2.55

(1)	Excludes gains on sales of securities

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

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (MD&A) includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), as amended, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this MD&A regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;

•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;

•	retention of our existing customer base and our ability to attract new customers;

•	the development of new products and services and their success in the marketplace;

•	the adequacy of the allowance for loan losses; and,

•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

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

OHIO LEGACY CORP

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

OHIO LEGACY CORP

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

OHIO LEGACY CORP

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

(Dollars in thousands)	Note Reference	2005	2006	2007	2008	2009	Thereafter
Certificates of deposit	6	$34,761	$28,884	$14,626	$7,394	$2,773	$180
FHLB advances	7	5,499	4,362	5,434	—	—	—
Subordinated debentures (1)	8	—	—	—	—	—	3,325
Capital lease obligations (2)	4	160	168	179	181	181	1,338
Operating leases	4	182	182	183	183	183	685
Deposits without maturity		—	—	—	—	—	69,025

(1)	The subordinated debentures are redeemable at par, at the Company’ s option, any time prior to maturity, which is March 31, 2022.

(2)	Includes $1,238 of amounts allocable to interest payments over the remaining term of the leases.

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

OHIO LEGACY CORP

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

CORPORATE GOVERNANCE AND AVAILABILITY OF REPORTS

The Company’s Board of Directors and management are focused on implementing and monitoring a strong corporate governance program and culture. The following is a summary of specific steps the Board of Directors has taken to improve the Company’s corporate governance program:

•	The Chairman of the Board of Directors is a nonemployee director. Previously, the President and Chief Executive Officer of the Company served as Chairman.

•	After the Company’s 2005 Annual Meeting of Shareholders in April 2005, the Board of Directors will restructure the composition of the holding company’s board. This restructuring will result in seven of the nine directors of Ohio Legacy meeting the more stringent independence requirements of Rule 10A-3 of the Securities Exchange Act and Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. At December 31, 2004, seven of thirteen directors met this threshold.

•	The Company has a Nominating and Corporate Governance Committee comprised of three independent directors.

•	The Company’s Audit and Compliance Committee is comprised of four independent directors. The Board has identified an audit committee financial expert who serves as Chairman of the Audit and Compliance Committee.

•	The Board of Directors has adopted and implemented a Code of Ethics for Senior Financial Officers, a Director Code of Conduct and a Code of Business Conduct and Ethics for all employees of the Company and its subsidiary.

•	The Audit and Compliance Committee has developed a process for the receipt, retention and investigation of anonymous submissions by employees or external parties of concerns regarding questionable accounting or auditing matters.

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

OHIO LEGACY CORP

CORPORATE INFORMATION

EXECUTIVE OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, N.A.

L. Dwight Douce, President and Chief Executive Officer

Eric S. Nadeau, Chief Financial Officer and Treasurer

Steven G. Pettit, Senior Loan Officer and President of the Stark County Region

Robert E. Boss, Senior Vice President of Commercial Lending and President of the Holmes County Region

Daniel H. Plumly, Chairman of the Board and Corporate Secretary

DIRECTORS OF OHIO LEGACY CORP

D. William Allen

Director of Budget, City of Canton

Canton, Ohio

William T. Baker

President, Multi Products Co.

Millersburg, Ohio

Robert F. Belden

President, Belden Brick Company

Canton, Ohio

L. Dwight Douce

President and Chief Executive Officer,

Ohio Legacy Corp and Ohio Legacy Bank, N.A.

Wooster, Ohio

Scott J. Fitzpatrick

Partner, Fitzpatrick Enterprises

Canton, Ohio

Randy G. Jones

President and Owner,

R & L Jones Trucking, Inc.

Millersburg, Ohio

J. Edward Diamond

Private investor

Canton, Ohio

Gregory A. Long

President, Long, Cook & Samsa, Inc. CPA’s

Wooster, Ohio

Benjamin M. Mast

President, B-L Transport, Inc.

Millersburg, Ohio

Thomas W. Schervish

President and Owner, Stark Management Company

Canton, Ohio

Steven G. Pettit

Senior Loan Officer and President - Stark County Region,

Ohio Legacy Bank, N.A.

Canton, Ohio

Daniel H. Plumly, Chairman

Member, Critchfield, Critchfield & Johnston, Ltd.

Wooster, Ohio

Michael D. Meenan

President and Owner,

Riverview Industrial Wood Products, Inc.

Wooster, Ohio

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

No cash dividends were paid during 2004 or 2003. See Note 12 to the consolidated financial statements for a discussion of the restrictions on the Company’s ability to pay dividends.

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

OHIO LEGACY CORP

OHIO LEGACY BANK OFFERS:

Personal Banking Products	Business Banking Products
Checking Accounts	Checking Accounts
Savings & Holiday Accounts	Savings Accounts
Certificates of Deposit	Certificates of Deposit
Individual Retirement Accounts	Commercial Loans
Visa Check Card	Real Estate Development Loans
Credit Cards	Revolving Lines of Credit
Overdraft Protection	Letters of Credit
ATM Services	Term Loans
24-Hour AnyTime Line	Merchant Credit Card Services
Direct Deposit	Daily Courier Service
Combined Statements	Group Banking
Mortgage Loans	Direct Deposit
Home Equity Loans	Cash Management
Vehicle Loans
Internet Banking

Locations:

Wooster Main	Wooster Milltown	Canton	Millersburg
305 West Liberty Street	3562 Commerce Parkway	4026 Dressler Road NW	225 North Clay Street
Wooster, Ohio 44691	Wooster, Ohio 44691	Canton, Ohio 44718	Millersburg, Ohio 44654
330-263-1955	330-345-2031	330-478-1000	330-674-5301

24-HOUR ANYTIME LINE

877-965-1113

www.ohiolegacycorp.com
www.ohiolegacybank.com