Form 10KSB, Exhibit 13
period 2005-12-31
OHIO LEGACY CORP
filed 2006-03-31
CIK 1096654

Exhibit 13
OHIO LEGACY CORP Big enough to serve you, small enough to know you.
2005

OHIO LEGACY CORP
ANNUAL REPORT
December 31, 2005 and 2004
CONTENTS

MESSAGE TO OUR SHAREHOLDERS	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS	3

CONSOLIDATED STATEMENTS OF OPERATIONS	4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	5

CONSOLIDATED STATEMENTS OF CASH FLOWS	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA	28

MANAGEMENT’S DISCUSSION AND ANALYSIS	29

CORPORATE INFORMATION	40

SHAREHOLDER INFORMATION	41

OHIO LEGACY CORP
MESSAGE TO OUR SHAREHOLDERS
The year 2005 was an eventful year for your Company. We celebrated our fifth year of operation by crossing the $200 million mark in assets, we opened our fifth office, we rolled out a new suite of commercial and personal deposit products, and we began the transition of leadership in our executive team.
Loan growth is the story behind our asset growth. In its short history the Company has consistently demonstrated its ability to grow loans. In 2005 we saw net loan growth of just over $26 million or nearly 20% over 2004. Combined with overall strong credit quality and solid loan yield performance, we believe this is a bright spot in our performance in 2005. Our fifth office, the North Canton Banking Office, opened in November of 2005. The office crossed the $2.5 million mark in deposits by year end, with over $1.0 million in core deposits and is well on its way to meeting the goals we’ve established for its performance. We also introduced internet banking products for our commercial and personal accounts, along with bill payment services and cash management services. We recognize that we are far from the first to introduce these services, however, we are pleased that in the first six months of availability over 12% of our customers are using these products, and that this percentage is growing every week. Lastly, the transition in leadership from Dwight Douce, our founding President and CEO, to Mike Kramer has gone very well. We appreciate the hard work and commitment of Mr. Douce to the success of the Company and we’re pleased to report that he will continue to serve on the Board of Directors of Ohio Legacy Corp.
While there were many successes along the way, the overall financial results of 2005 cannot be described in any way as a success. Net pre-tax income fell from $1,187,000 in 2004 to $548,000 in 2005. This $639,000 reduction in pre-tax earnings is directly attributable to increased expense; increased non-interest expense, increased interest expense and increased provision expense — we experienced increased expense at virtually every level of the Company. These three items accounted for an increase in expense of $2.6 million in 2005 as compared to 2004. We discuss these expense items in detail in the Management’s Discussion and Analysis portion of this report. We believe that it is management’s responsibility to aggressively control our costs and we are committed to that responsibility. However, we also believe that the majority of this expense is an investment in the near-term and long-term future of the Company. It is our expectation that these investments will begin to show modest returns in 2006, with increasing returns as time goes on.
The question you’re probably asking is, What does the near-term future of our Company look like? Our answer is simple, We remain very bullish on the banking business. The Stark, Wayne and Holmes County markets represent some of the very best local economies in Northeast Ohio. We believe that we have built a team of bankers that is capable of delivering on our commitment to build a company of which our employees, our communities and our shareholders can be proud.
To fulfill this vision our plan is straightforward; we are rededicating ourselves to the original vision of the Company; to serve the small-to-medium business banking client and business/professional banking market. We believe that these clients place a high value on excellent service and service is the very factor on which we want to compete. We won’t compete with catchy slogans about service or make outlandish claims. Rather we believe that service is about who delivers it. We are committed to hiring intuitively service-minded people, bankers who don’t have to be taught that their yes should mean yes and their no should mean no, bankers who understand the value of a small business owner’s time and who are committed to not wasting it and lastly, bankers who value relationships over transactions.
We also believe that one of the mistakes that many of our bigger banking company competitors have made is their effort to be all things to all people. We understand the cost and effort of attempting to be great at everything. In the review of our markets, we see strong and steady growth in the small to medium enterprise business banking segment. Consequently, it is no great surprise that this is the market segment on which we’ll focus. It is our intention to be a great bank for the small and medium business banking client. Our formula for success is simple, excellent service delivered by great bankers, focused on a primary market segment is a hard combination to beat!
We appreciate your investment in this Company and we are well aware that you place your capital with us in order to receive a positive return on your investment. It is our intention to provide just that. This will happen as we build a company centered on a culture of accountability. Our employees are accountable for the service they deliver, our managers are accountable for the goals and objectives that we set, and our executive team is accountable for the culture and the earnings quality of the organization. We are confident that, ultimately, it will be this “culture of accountability” that will differentiate us as a bank to our customers, as an employer to our employees, as a corporate citizen to the communities we serve and as a sound investment to our shareholders.

Daniel H. Plumly	D. Michael Kramer
Chairman of the Board	President & CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ohio Legacy Corp
Wooster, Ohio
We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Cleveland, Ohio
March 8, 2006

OHIO LEGACY CORP
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004

	2005	2004
ASSETS
Cash and due from banks	$4,528,094	$4,571,131
Federal funds sold and interest-bearing deposits in financial institutions	3,594,452	12,418,192

Cash and cash equivalents	8,122,546	16,989,323
Certificate of deposit in financial institution	100,000	—
Securities available for sale	33,032,297	39,357,929
Securities held to maturity (fair value of $823,359 and $640,429 at December 31, 2005 and 2004)	838,224	647,981
Loans, net of allowance of $1,589,407 and $1,263,655 at December 31, 2005 and 2004	158,182,319	132,084,072
Federal bank stock	1,479,500	1,375,650
Premises and equipment, net	3,797,314	2,269,068
Intangible assets	455,244	669,174
Accrued interest receivable and other assets	2,010,323	1,658,860

Total assets	$208,017,767	$195,052,057

LIABILITIES
Deposits:
Noninterest-bearing demand	$15,727,338	$11,914,867
Interest-bearing demand	12,231,345	13,262,252
Savings	42,665,057	43,847,951
Certificates of deposit, net	92,273,308	88,617,541

Total deposits	162,897,048	157,642,611
Repurchase agreements	3,066,517	—
Short term Federal Home Loan Bank advances	7,200,000	—
Federal Home Loan Bank advances	11,796,010	15,295,144
Subordinated debentures	3,325,000	3,325,000
Capital lease obligations	959,450	968,712
Accrued interest payable and other liabilities	668,867	580,216

Total liabilities	189,912,892	177,811,683

SHAREHOLDERS’ EQUITY
Preferred stock, no par value, 500,000 shares authorized and none outstanding	—	—
Common stock, no par value, 5,000,000 shares authorized and 2,214,564 and 2,121,220 outstanding in 2005 and 2004	18,658,386	17,734,155
Accumulated earnings (deficit)	79,415	(282,585)
Accumulated other comprehensive income (loss)	(632,926)	(211,196)

Total shareholders’ equity	18,104,875	17,240,374

Total liabilities and shareholders’ equity	$208,017,767	$195,052,057

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

	2005	2004
Interest and dividends income:
Loans, including fees	$9,668,907	$7,982,123
Securities, taxable	1,426,027	1,321,899
Securities, tax-exempt	25,632	5,778
Interest-bearing deposits, federal funds sold and other	157,467	101,474
Dividends on federal bank stock	77,295	61,457

Total interest and dividends income	11,355,328	9,472,731

Interest expense:
Deposits	3,805,256	2,826,665
Short term Federal Home Loan Bank advances	119,411	—
Federal Home Loan Bank advances	352,873	437,921
Subordinated debentures	282,888	282,888
Repurchase agreements	28,757	—
Capital leases	150,877	152,208

Total interest expense	4,740,062	3,699,682

Net interest income	6,615,266	5,773,049

Provision for loan losses	523,046	306,000

Net interest income after provision for loan losses	6,092,220	5,467,049

Noninterest income:
Service charges and other fees	541,594	426,605
Gain on sales of securities available for sale, net	—	7,910
Gain on sales of credit card portfolio	9,782	—
Loss on disposal of fixed assets	(6,929)	—
Other income	38,154	11,534

Total other income	582,601	446,049

Noninterest expense:
Salaries and benefits	2,977,111	2,141,525
Occupancy and equipment	816,499	657,244
Professional fees	463,233	407,224
Franchise tax	242,507	233,474
Data processing	584,086	451,512
Marketing and advertising	175,569	173,374
Stationery and supplies	125,023	103,005
Amortization of intangible asset	213,930	80,438
Deposit expenses and insurance	148,777	191,008
Other expenses	380,343	287,346

Total noninterest expense	6,127,078	4,726,150

Net earnings before income taxes	547,743	1,186,948
Income tax expense (benefit)	185,743	(86,052)

Net earnings	$362,000	$1,273,000

Basic net earnings per share	$0.17	$0.60
Diluted net earnings per share	$0.16	$0.58
See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005 and 2004

	Outstanding			Accumulated
	Shares of			Other	Total
	Common	Common	Accumulated	Comprehensive	Shareholders’
	Stock	Stock	Earnings	Income (Loss)	Equity
Balance, December 31, 2003	2,118,000	$17,701,955	$(1,555,585)	$(101,903)	$16,044,467

Proceeds from exercise of stock warrants	3,220	32,200	—	—	32,200

Comprehensive income (loss)

Net earnings	—	—	1,273,000	—	1,273,000

Change in net unrealized gain on securities available for sale	—	—	—	(109,293)	(109,293)

Total comprehensive income (loss)					1,163,707

Balance, December 31, 2004	2,121,220	17,734,155	(282,585)	(211,196)	17,240,374

Proceeds from exercise of stock warrants	92,344	923,440	—	—	923,440

Proceeds from exercise of stock options	1,000	8,500	—	—	8,500

Redemption of stock warrants	—	(9,239)	—	—	(9,239)

Income tax benefit from exercise of stock options	—	1,530	—	—	1,530

Comprehensive income (loss)

Net earnings	—	—	362,000	—	362,000

Change in net unrealized gain on securities available for sale	—	—	—	(421,730)	(421,730)

Total comprehensive income (loss)					(59,730)

Shareholders’ equity, end of period	2,214,564	$18,658,386	$79,415	$(632,926)	$18,104,875

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net earnings	$362,000	$1,273,000
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	553,606	355,508
Securities amortization and accretion, net	158,965	157,008
Federal Home Loan Bank (FHLB) stock dividends	(43,800)	(28,700)
Provision for loan losses	523,046	306,000
Loss from Ohio Legacy Trust I	8,074	9,981
Gain on sales of securities available for sale	—	(7,910)
Gain on sale of other real estate owned	—	(2,000)
Loss on disposal of fixed asset	6,929	—
Gain on sale of credit card portfolio	(9,782)	—
Accretion of fair value purchase adjustments	(116,738)	(67,025)
Change in deferred income taxes	(133,880)	44,264
Change in valuation allowance on deferred tax assets	—	(494,019)
Net change in:
Accrued interest receivable and other assets	(32,574)	(169,204)
Accrued interest payable and other liabilities	88,651	(238,589)
Deferred loan fees	52,531	(6,942)

Net cash from operating activities	1,417,028	1,131,372

Cash flows from investing activities:
Purchases of securities available for sale	(3,459,730)	(13,364,565)
Purchases of securities held to maturity	(197,765)	(649,423)
Purchases of certificates of deposit	(100,000)	—
Maturities, calls and paydowns of securities available for sale	9,020,636	7,530,438
Proceeds from sales of securities available for sale	—	4,104,915
Proceeds from sale of other real estate owned	—	72,000
Proceeds from sale of loans	257,418	—
Purchases of federal bank stock	(60,050)	(307,750)
Net change in loans	(26,921,460)	(18,590,762)
Participation loans purchased	—	(5,000,000)
Purchases of premises and equipment	(1,874,851)	(223,594)

Net cash used by investing activities	(23,335,802)	(26,428,741)

Cash flows from financing activities:
Net change in deposits	5,371,175	18,976,156
Net change in repurchase agreements	3,066,517	—
Cash received from branch acquisition, net of assets acquired	—	14,565,618
Repayment of capital lease obligations	(9,262)	(7,931)
Proceeds from exercise of stock warrants	923,440	32,200
Redemption of stock warrants	(9,239)	—
Proceeds from exercise of stock options	8,500	—
Proceeds from short term FHLB advances, net of repayments	7,200,000	—
Proceeds from FHLB advances	2,000,000	5,000,000
Repayments of FHLB advances	(5,499,134)	(4,464,170)

Net cash from financing activities	13,051,997	34,101,873

Net change in cash and cash equivalents:	(8,866,777)	8,804,504
Cash and cash equivalents at beginning of period	16,989,323	8,184,819

Cash and cash equivalents at end of period	$8,122,546	$16,989,323

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,684,555	$4,083,660
Federal income taxes	310,000	374,000
See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation: The consolidated financial statements include Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (Bank). Intercompany transactions and balances are eliminated in consolidation. References to the Company include Ohio Legacy, consolidated with its subsidiary, the Bank.
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
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, judgments about the other than temporary impairment of securities and the fair value of intangible assets are particularly subject to change.
Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities of less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, changes in accrued interest receivable and other assets, accrued interest payable and other liabilities, and borrowings with original maturities of 90 days or less.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $900,000 was required to meet regulatory reserve and clearing requirements at December 31, 2005 and 2004, respectively. These balances do not earn interest.
Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities when prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
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
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct organization costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Interest income on loans is discontinued at the time the loan becomes 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Delinquency status is based on contractual payment due date.
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
A loan is impaired when full payment of interest and principal under the original terms of the loan is not expected. Smaller-balance loans of similar nature such as residential mortgage and consumer loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures. Commercial, commercial real estate and multifamily real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported at the present value of estimated future cash flows using the loan’s existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.
Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
Federal Bank Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowing and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as Federal Bank Stock on the balance sheet, and periodically evaluated for impairment based on ultimate recovery of par value. Stock dividends are reported as income. Federal Reserve Bank stock is also carried at cost. Cash dividends are reported as income. At December 31, 2005 and 2004, federal bank stock consisted of Federal Reserve Bank stock of $560,800 and $544,350, respectively, and stock of the Federal Home Loan Bank of Cincinnati of $918,700 and $831,300, respectively

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Premises and Equipment and Long-lived Assets: Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed over an asset’s useful life, primarily using the straight line method. Leasehold improvements and office buildings under a capital lease are amortized over the original term of the lease. Furniture, fixtures and equipment have useful lives ranging from 3 to 15 years. Buildings have useful lives ranging from 15 to 20 years. Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable through future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Intangible Assets: Intangible assets consist primarily of core deposit intangible assets arising from a branch acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their useful lives, which are approximately six years.
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

	2005	2004
BASIC:
Net earnings	$362,000	$1,273,000

Weighted average common shares outstanding	2,165,392	2,119,857

Basic earnings per share	$0.17	$0.60

DILUTED:
Net earnings	$362,000	$1,273,000

Weighted average common shares outstanding	2,165,392	2,119,857
Dilutive effect of stock options	19,514	23,642
Dilutive effect of stock warrants	28,920	43,185

Total common shares and dilutive potential common shares	2,213,826	2,186,684

Diluted earnings per share	$0.16	$0.58

     There were no anti-dilutive options in 2005 and 2004.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
The following table illustrates the effect on net earnings and net earnings per share if expense were measured using the fair value recognition provisions of FAS No. 123:

	2005	2004
Net earnings as reported	$362,000	$1,273,000
Deduct stock-based compensation expense determined under fair value based method, net of taxes	(644,000)	(287,000)

Pro forma net earnings (loss)	$(282,000)	$986,000

Basic net earnings per share as reported	$0.17	$0.60
Pro forma basic net earnings (loss) per share	(0.13)	0.47

Diluted net earnings per share as reported	$0.16	$0.58
Pro forma diluted net earnings (loss) per share	(0.13)	0.45
The fair value of common stock options and warrants was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during the years ended December 31, 2005 and 2004, as of the grant date:

	October 2005	August 2005	April 2005	February 2004
	Stock Options	Stock Options	Stock Options	Stock Options
Options granted	5,000	5,000	89,500	58,500
Fair value, calculated	$4.42	$4.76	$5.59	$6.25
Exercise price	9.22	10.00	12.00	12.00
Risk-free interest rate, 10-year Treasury	4.39%	4.23%	4.19%	4.05%
Expected stock price volatility	26.62	26.99	25.91	32.99
Expected dividend rate	None	None	None	None
Expected life	10 years	10 years	10 years	10 years
In the fourth quarter of 2005 the Company accelerated its vesting schedule for all options that had an exercise price greater than or equal to the fair value on the date of the decision. The Company did this in order to not recognize compensation expense of $330,000, net of tax, associated with these options in future periods.
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

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Dividend Restriction: Banking regulations require the Bank and Ohio Legacy to maintain certain capital levels and may limit the dividends paid by the Bank to Ohio Legacy or by Ohio Legacy to shareholders. See Note 13 for further descriptions of regulatory restrictions.
Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
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
Recently Issued Accounting Standards: Financial Accounting Standard No. 123 (Revised) requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption, which includes options for which the vesting was not accelerated because the exercise price was less than the fair value of the stock. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted.
Management estimates the impact of the adoption of FAS123R to be $13,000, net of tax, in fiscal year 2006, based on the estimated fair value of unvested stock options granted and outstanding on December 31, 2005.
NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Available for sale, carried at fair value:

December 31, 2005
U.S. Government-sponsored enterprises	$7,208,633	$—	$(287,811)
Mortgage-backed securities	25,823,664	7,832	(679,000)

Total	$33,032,297	$7,832	$(966,811)

December 31, 2004
U.S. Government-sponsored enterprises	$7,844,551	$2,726	$(153,534)
Mortgage-backed securities	31,513,378	83,752	(252,937)

Total	$39,357,929	$86,478	$(406,471)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 2 — SECURITIES (continued)
The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Held to maturity, carried at amortized cost:
December 31, 2005
Obligations of local governments	$838,224	$—	$(14,865)	$823,359

December 31, 2004
Obligations of local governments	$647,981	$—	$(7,552)	$640,429

Securities with unrealized losses for less than one year and one year or more at December 31, 2005, were as follows:

	Less than		One year
	one year		or more		Total
	Fair		Fair		Fair
(Dollars in thousands)	Value	Loss	Value	Loss	Value	Loss
Available for sale:
U.S. Government-sponsored enterprises	$—	$—	$7,209	$(288)	$7,209	$(288)
Mortgage-backed securities	11,748	(221)	13,153	(458)	24,901	(679)

Total	$11,748	$(221)	$20,362	$(746)	$32,110	$(967)

Held to maturity:
Obligations of local governments	$191	$(5)	$632	$(10)	$823	$(15)

Securities with unrealized losses for less than one year and one year or more at December 31, 2004, were as follows:

	Less than		One year
	one year		or more		Total
	Fair		Fair		Fair
(Dollars in thousands)	Value	Loss	Value	Loss	Value	Loss
Available for sale:
U.S. Government-sponsored enterprises	$—	$—	$7,342	$(153)	$7,342	$(153)
Mortgage-backed securities	19,326	(162)	4,072	(91)	23,398	(253)

Total	$19,326	$(162)	$11,414	$(244)	$30,740	$(406)

Held to maturity:
Obligations of local governments	$640	$(8)	$—	$—	$640	$(8)

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 2 — SECURITIES (continued)
At December 31, 2005, there were no securities with other than temporary declines in fair value as the decline in fair value is largely due to an increase in market rates compared to the rate environment when the securities were acquired. Fair values of government sponsored enterprise debentures are expected to recover as the bonds approach their maturity date. Timely repayment of principal and interest on the mortgage-backed securities is guaranteed by the issuer. No unrealized loss on an individual mortgage-backed security exceeds 4% of the amortized cost of the security.
The fair value of debt securities and carrying amount, if different, at year end 2005 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

			Available
	Held-to-maturity		for sale
	Carrying	Fair	Fair
(Dollars in thousands)	Amount	Value	Value
Due in one year or less	$—	$—	$—
Due from one to five years	—	—	7,209
Due from five to ten years	535	524	—
Due after ten years	303	299	—
Mortgage-backed	—	—	24,901

Total	$838	$823	$32,110

There were no sales of securities available for sale in 2005. The following table details sales transactions of securities available for sale during the year ended December 31, 2004:

Proceeds from sales	$4,104,915

Gross realized gains	$23,163
Gross realized losses	(15,253)

Net gain on sales of securities	$7,910

Tax expense related to net gains	$2,689

Securities with a fair value of $13,896,000 and $9,332,000 were pledged as collateral for public fund deposits at December 31, 2005 and 2004, respectively.
At December 31, 2005, there were no holdings of securities of any one issuer, other than U.S. Government-sponsored enterprises, in an amount greater than 10% of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 3 — LOANS
Loans, by collateral type, were as follows at December 31:

	2005		2004
	Balance	Percent	Balance	Percent
Residential real estate	$59,320,852	37.1%	$50,728,231	38.0%
Multifamily residential real estate	9,929,945	6.2	10,147,946	7.6
Commercial real estate	54,522,175	34.1	36,364,724	27.2
Construction	11,758,408	7.3	13,315,449	10.0
Commercial	12,805,424	8.0	10,709,713	8.0
Consumer and home equity	11,655,793	7.3	12,250,004	9.2

Total loans	159,992,597	100.0%	133,516,067	100.0%

Less: Allowance for loan losses	(1,589,407)		(1,263,655)
Net deferred loan fees	(220,871)		(168,340)

Loans, net	$158,182,319		$132,084,072

At December 31, 2005 and 2004 respectively, approximately $23,745,000 and $19,118,000 of residential real estate loans were pledged as collateral for FHLB advances.
Activity in the allowance for loan losses for the year ended December 31 was as follows:

	2005	2004
Balance, January 1	$1,263,655	$1,121,913
Provision for loan losses	523,046	306,000
Losses on charged-off loans	(203,658)	(169,373)
Recoveries of charged-off loans	6,364	5,115

Balance, December 31	$1,589,407	$1,263,655

Balance as a percentage of total loans	0.99%	0.95%

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 3 — LOANS (continued)
Loans individually considered impaired and nonperforming loans were as follows at December 31, 2005 and 2004, and during the years then ended:

	2005	2004
At December 31:
Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans, includes smaller balance homogeneous loans	663,970	1,059,560
Impaired loans, included in nonaccrual loans	344,837	974,000
Amount of the allowance for loan losses allocated	35,000	120,000

During the year ended December 31:
Average of impaired loans during the year	$530,728	$138,000
Interest income recognized during impairment	—	—
Cash-basis interest income recognized during impairment	7,786	816
Interest income foregone on nonaccrual loans	$59,207	$49,802
Loans to principal officers, directors and their affiliates in 2005 were as follows:

Balances, January 1	$2,988,814
New loans	170,000
Repayments	(275,159)

Balances, December 31	$2,883,655

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 4 — PREMISES AND EQUIPMENT
Premises and equipment were as follows at December 31:

	2005	2004
Land	$524,559	$31,836
Office building	1,926,103	1,003,000
Leasehold improvements	977,068	971,502
Furniture, fixtures and equipment	1,517,919	1,139,661

Premises and equipment, cost	4,945,649	3,145,999
Less: Accumulated depreciation	(1,148,335)	(876,931)

Premises and equipment, net	$3,797,314	$2,269,068

During the years ending December 31, 2005 and 2004, depreciation expense was $339,676 and $275,070, respectively. Depreciation expense includes amortization of assets leased under capital leases.
The Company’s headquarters and the main banking office is located in leased premises at 305 West Liberty Street in Wooster, Ohio. Monthly rent for the first five years, which ends in April 2006, is $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of 10%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. The building portion of the lease is accounted for as a capital lease, capitalized at $550,000, while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property. Accumulated amoritzation of the capital lease was $161,944 and $125,277 as of December 31, 2005 and 2004.
The Bank’s operations center is located at 111 South Buckeye Street in Wooster, Ohio. In August 2005, the Bank entered into a two-year renewal of the operating lease with annual rent of $27,343, including utilities and common area costs for the first year, followed by an increase of 3% the second year with an additional option to renew.
The Stark County banking office is located at 4026 Dressler Road in Canton, Ohio. In 2001, the Bank entered a ten-year operating lease agreement for the property with two five-year renewal options. This lease was modified in 2002 as a result of the Company occupying additional space. Annual rent payments were $78,305 for the remainder of the first five years of the lease, which ended December 31, 2005. The rent under the lease increases to $88,851 for the second five years of the original term of the lease, increasing 15% each five-year term thereafter.
The Holmes County banking office is located at 225 North Clay Street in Millersburg, Ohio. The term of the lease is fifteen years, which commenced upon occupancy of the property in March 2002. Rent is $87,000 annually for the first five years with increases to $96,000 for years six through ten and $105,000 for years eleven through fifteen. The Company leases the Millersburg banking office from directors and shareholders of the Company. The building portion of the lease is accounted for as a capital lease, capitalized at $453,000, while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property. Accumulated amoritzation of the capital lease was $113,250 and $83,050 as of December 31, 2005 and 2004.
The Milltown banking office is located at 3562 Commerce Parkway in Wooster, Ohio. The Bank assumed an operating lease on the property upon the consummation of a purchase and assumption agreement (discussed in Note 5) in August 2004. Rent is $42,200 per year, in addition to the Bank’s pro rata share of annual property taxes. The lease term ends in 2015 and contains a renewal option.
The North Canton banking office is located at 600 South Main Street in North Canton, Ohio. The Bank owns the land and building which was constructed during 2005. The land on which the office was constructed was purchased from a real estate development partnership owned by two members of the Ohio Legacy Bank board of directors. The Bank acquired the property at the partnership cost of $455,000.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 4 — PREMISES AND EQUIPMENT (continued)
Rent expense was $232,014 and $183,872 for the years ended December 31, 2005 and 2004, respectively. Estimated rental commitments under all leases for their non-cancelable periods were as follows as of December 31, 2005:

	Operating	Capital
	Leases	Leases
2006	$209,745	$168,211
2007	199,862	178,998
2008	183,474	181,248
2009	183,474	181,248
2010	183,474	181,248
Thereafter	501,841	1,156,020

Total minimum lease payments	$1,461,870	2,046,973

Amounts representing interest		(1,087,539)

Present value of minimum lease payments		$959,434

NOTE 5 — INTANGIBLE ASSET
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
As a result of this transaction, the Bank recorded intangible assets of $749,612 related to identifiable intangibles. Accumulated amortization at December 31, 2005 and 2004, totaled $294,368 and $80,438, respectively. The asset is being amortized over an estimated life of six years using the sum-of-the-years’ digits method. Amortization expense totaled $213,930 and $80,438 during 2005 and 2004, respectively. The following table summarizes estimated amortization expense for each of the next five years:

2006	$172,856
2007	131,781
2008	90,706
2009	49,632
2010	10,269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 6 — DEPOSITS
Certificates of deposit in denominations of $100,000 or more were $38,207,748 and $34,704,499 at December 31, 2005 and 2004, respectively.
Scheduled maturities of certificates of deposit were as follows at December 31, 2005:

2006	$54,581,568
2007	24,577,171
2008	8,255,883
2009	2,933,192
2010	1,920,764
Thereafter	4,730

$92,273,308

The following is a schedule of average deposit amounts and average rates paid on each category for the year ended December 31:

	2005		2004
	Average	Average	Average	Average
	Balances	Rate	Balances	Rate
Noninterest-bearing demand deposits	$12,893,000	N/A	$8,783,000	N/A
Interest-bearing demand deposits	10,497,000	0.78%	11,086,000	0.83%
Savings accounts	19,856,000	0.99	34,543,000	1.03
Money market accounts	26,254,000	2.59	4,721,000	1.46
Certificates of deposit	91,617,000	3.11	75,565,000	3.05

Total deposits	$161,117,000		$134,698,000

NOTE 7 — REPURCHASE AGREEMENTS
Repurchase agreements are financing arrangements that mature daily. Under the agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. These securities are held in a segregated safekeeping account at the Federal Home Loan Bank. Information concerning the agreements in force at December 31, 2005, is summarized as follows:

Average daily balance during the year	$840,000
Average interest rate during the year	3.42%
Maximum month-end balance during the year	$3,066,517
Interest rate at year-end	3.65%
There were no repurchase agreements as of or for the year ended December 31, 2004.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES
Overnight borrowings from the FHLB totaled $7,200,000 at December 31, 2005 and had a variable-rate of 4.33%, which adjusts daily.
The following table details FHLB advances as of December 31:

	2005	2004
Eighteen-month interest-only advance 2.02% fixed rate, maturing June 16, 2005	$—	$2,500,000
Two-year interest-only advance 2.36% fixed rate, maturing December 16, 2005	—	1,500,000
Thirty-month interest-only advance 2.77% fixed rate, maturing June 23, 2006	1,500,000	1,500,000
Three-year interest-only advance 3.07% fixed rate, maturing December 22, 2006	1,500,000	1,500,000
Three-year, constant monthly payment advance 2.26% fixed rate, final maturity October 1, 2006	853,818	1,857,417
Three-year interest-only advance 2.42% fixed rate, maturing March 10, 2007	5,000,000	5,000,000
Two-year interest-only advance 4.32% fixed rate, maturing September 7, 2007	2,000,000	—
Four-year, constant monthly payment advance 2.57% fixed rate, final maturity October 1, 2007	942,192	1,437,727

	$11,796,010	$15,295,144

Each interest only advance is payable at its maturity date and has a prepayment penalty if repaid prior to maturity. Each constant monthly payment advance provides for the amortization of principal along with the payment of interest according to a predetermined schedule. The advances were collateralized by a blanket pledge of eligible residential real estate loans. At December 31, 2005, the Bank had approximately $20,383,000 in additional borrowing capacity available for future advances. As of December 31, 2005, required principal payments on all FHLB advances over the next five years were:

2006	$4,362,240
2007	7,433,770

$11,796,010

NOTE 9 — SUBORDINATED DEBENTURES
In March 2002, the Company formed a special purpose entity, Ohio Legacy Trust I (Trust), for the sole purpose of issuing $3,325,000 of 8.25% fixed-rate trust preferred securities. Ohio Legacy contributed $104,000 to the Trust as part of the Trust’s initial capitalization. Additionally, the Company issued 8.25% Subordinated Deferrable Interest Debentures (subordinated debentures) to the Trust in exchange for the proceeds of the offering of the trust preferred securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 9 — SUBORDINATED DEBENTURES (continued)
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
The Trust is not consolidated into the Company and the Company does not report the securities issued by the Trust as liabilities. Instead, the Company reports the subordinated debentures issued by Ohio Legacy to the Trust as liabilities as they are no longer eliminated in consolidation. Ohio Legacy’s equity investment in the Trust is accounted for using the equity method.
NOTE 10 — INCOME TAXES
Income tax benefit was as follows during the year ended December 31:

	2005	2004
Current federal	$319,623	$363,703
Deferred federal	(133,880)	44,264
Change in valuation allowance	—	(494,019)

Total income tax expense (benefit)	$185,743	$(86,052)

Effective tax rates differ from federal statutory rates applied to financial statement earnings due to the following:

	2005	2004
Federal statutory rate (34%) times financial statement earnings	$186,233	$403,562
Effect of:
Change in deferred tax valuation allowance	—	(494,019)
Other, net	(490)	4,405

Total income tax benefit	$185,743	$(86,052)

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 10 — INCOME TAXES (continued)
Deferred tax assets and liabilities were due to the following at December 31:

	2005	2004
Deferred tax assets:
Organizational costs capitalized	$—	$32,764
Allowance for loan losses	478,876	375,258
Deferred loan fees	75,096	57,235
Deferred compensation	38,608	34,324
Intangible asset amortization	77,431	21,685
Other	12,728	—
Unrealized loss on securities available for sale	326,053	108,797

Total deferred tax assets	1,008,792	630,063

Deferred tax liabilities:
Depreciation	(39,150)	(49,475)
Prepaid expenses	(32,673)	(10,013)
FHLB stock dividends	(26,418)	(11,526)
Other	(863)	(497)

Total deferred tax liabilities	(99,104)	(71,511)

Net deferred tax assets	$909,688	$558,552

Prior to 2004, a valuation allowance was recorded to offset net deferred tax assets as the Company had not yet paid income taxes that would be refundable if the timing differences giving rise to the deferred tax asset had reversed. In 2004, the Company believed it was more likely than not that the deferred tax assets would be realized in the future based on its improved profitability and elected to remove the entire valuation allowance.
NOTE 11 — STOCK-BASED COMPENSATION
The Company granted 150,000 warrants (Director Warrants) to organizers of the Company at the time of closing of the 2000 Offering. The Director Warrants vest in equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at $10.00 per share and will expire ten years from the date of issuance. At December 31, 2005, all Director Warrants were vested and exercisable and no Director Warrants had been exercised or forfeited.
The Company’s Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan (Stock Ownership Plan). A total of 400,000 common shares are available for grants under the Stock Ownership Plan. The following types of awards may be granted under the Stock Ownership Plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the Stock Ownership Plan, each nonemployee Director will be granted 2,500 nonqualified options at the time, or soon after, that person first becomes a Director. This initial option grant will vest annually in equal amounts over a five-year term. In addition, each nonemployee Director will receive an annual grant of 1,000 nonqualified options during his or her tenure on the Board, which will vest immediately. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, all outstanding options may become immediately exercisable in full at the discretion of the Compensation Committee of the Board of Directors. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 11 — STOCK-BASED COMPENSATION (continued)
The following table details stock option grants under the Stock Ownership Plan during the year ended December 31:

	2005		2004
		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at January 1	188,000	$10.22	139,250	$9.51

Granted	99,500	11.76	58,500	12.00
Forfeited	(750)	10.83	(9,750)	10.64
Exercised	(1,000)	8.50	—	—

Outstanding at December 31	285,750	$10.76	188,000	$10.22

Exercisable at December 31	248,250	$11.09	54,000	$10.47

Weighted average remaining contractual life	7.8 years		8.1 years
Options outstanding at December 31, 2005, were as follows:

	Outstanding			Exercisable
		Weighted Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
Range of Exercise Prices	Number	Life (years)	Exercise Price	Number	Exercise Price
$8.50 - $9.99	51,000	7.17	$8.65	13,500	$8.81
$10.00	91,500	6.50	10.00	91,500	10.00
$12.00	143,250	8.88	12.00	143,250	12.00

	285,750	7.80	$10.76	248,250	$11.09

The Company is accounting for the Stock Ownership Plan and the Director Warrants under Accounting Principles Board Opinion No. 25 and has elected to disclose the pro forma impact of warrants and options on net earnings in accordance with FAS No. 123 (see Note 1).
The Company has accelerated its vesting schedule in order to not recognize compensation expense of $330,000, net of tax, associated with the vesting of these options in future periods.
NOTE 12 — STOCK WARRANTS
In connection with the Company’s initial public offering in October 2000, the Company issued to shareholders one stock warrant for every five shares of common stock purchased, resulting in the issuance of 190,300 warrants (IPO Warrants). Each warrant entitled the holder to purchase one common share at $10.00 per share.
On June 9, 2005, the Company announced that it called for redemption of the IPO Warrants. In accordance with the terms of the IPO Warrants, the Company set August 6, 2005, as the “Redemption Date.” Warrant holders had until August 5, 2005, to exercise their right to purchase the Company’s common stock underlying the IPO Warrants at a price of $10.00 per share. All outstanding IPO Warrants terminated at 5:00 p.m., New York time, on August 5, 2005. On the Redemption Date, the Company redeemed 92,394 IPO warrants at a redemption price of $0.10 (ten cents) per warrant.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.
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
Actual and required capital amounts (in thousands) and ratios are presented below at December 31:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005

Total capital to risk-weighted assets
Ohio Legacy Corp	$23,197	15.4%	$12,081	8.0%	$15,102	NA
Ohio Legacy Bank	21,250	14.0	12,093	8.0	15,116	10.0%

Tier 1 capital to risk-weighted assets
Ohio Legacy Corp	$21,608	14.3%	$6,040	4.0%	$9,061	NA
Ohio Legacy Bank	19,661	13.0	6,046	4.0	9,070	6.0%

Tier 1 capital to average assets
Ohio Legacy Corp	$21,608	10.4%	$8,310	4.0%	$10,388	NA
Ohio Legacy Bank	19,661	9.5	8,310	4.0	10,388	5.0%

2004

Total capital to risk-weighted assets
Ohio Legacy Corp	$21,285	16.7%	$10,184	8.0%	$12,730	NA
Ohio Legacy Bank	20,442	16.0	10,226	8.0	12,782	10.0%

Tier 1 capital to risk-weighted assets
Ohio Legacy Corp	$20,021	15.7%	$5,092	4.0%	$7,638	NA
Ohio Legacy Bank	19,178	15.0	5,113	4.0	7,669	6.0%

Tier 1 capital to average assets
Ohio Legacy Corp	$20,021	10.5%	$7,602	4.0%	$9,502	NA
Ohio Legacy Bank	19,178	10.1	7,596	4.0	9,494	5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)
The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. In 2006, the Bank must obtain prior regulatory approval before paying dividends to Ohio Legacy that exceed $2,243,374 plus then current year earnings.
At December 31, 2005 and 2004, the most recent regulatory notifications categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
NOTE 14 — LOAN COMMITMENTS AND RELATED ACTIVITIES
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
The contractual amount of loan commitments with off-balance sheet risk was as follows at December 31:

	2005	2004
Commitments to make loans:
Variable-rate	$702,000	$5,471,000
Fixed-rate	123,000	—

Unused lines of credit, variable-rate	$19,052,000	$17,015,000
Commitments to make loans are generally made for periods of 30 days or less. The fixed-rate loan commitment was at 6.25% at December 31, 2005.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments were as follows at December 31:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$8,122,546	$8,122,000	$16,989,323	$16,989,000
Securities available for sale	33,032,297	33,032,000	39,357,929	39,358,000
Securities held to maturity	838,224	823,000	647,981	640,000
Loans, net	158,182,319	156,306,000	132,084,072	132,428,000
Federal bank stock	1,479,500	1,479,000	1,375,650	1,376,000
Accrued interest receivable	811,449	811,000	771,184	771,000

Financial liabilities:
Deposits	$(162,897,048)	$(163,480,000)	$(157,642,611)	$(158,071,000)
Repurchase agreements	(3,066,517)	(3,066,000)	—	—
Subordinated debentures	(3,325,000)	(3,406,000)	(3,325,000)	(3,564,000)
Overnight FHLB advances	(7,200,000)	(7,200,000)	—	—
FHLB advances	(11,796,010)	(11,549,000)	(15,295,144)	(15,039,000)
Accrued interest payable	(316,100)	(316,000)	(260,593)	(261,000)
Carrying amount is the estimated fair value for cash and cash equivalents, federal bank stock, accrued interest receivable and payable, noninterest-bearing demand deposits and variable-rate loans, deposits that reprice frequently and fully, repurchase agreements, and overnight FHLB advances. Security fair values are based on market prices or dealer quotes. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of borrowings is based upon current rates for similar financing over the remaining terms of the borrowings. The estimated fair value for other financial instruments and off-balance sheet loan commitments are considered nominal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 16 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS	As of December 31,
	2005	2004
ASSETS
Due from banks	$1,596,731	$250,646
Interest-bearing deposits in financial institutions	—	525,670

Cash and cash equivalents	1,596,731	776,316

Investment in subsidiary, Ohio Legacy Bank, N.A.	19,483,579	19,635,653
Other assets	397,377	235,579

Total assets	$21,477,687	$20,647,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debenture to Ohio Legacy Trust I	$3,325,000	$3,325,000
Other liabilities	47,812	82,174
Shareholders’ equity	18,104,875	17,240,374

Total liabilities and shareholders’ equity	$21,477,687	$20,647,548

CONDENSED STATEMENTS OF OPERATIONS	For the year ended December 31,
	2005	2004
Interest income	$3,575	$1,437
Interest expense	(282,893)	(282,893)

Net interest expense	(279,318)	(281,456)

Loss on investment in Ohio Legacy Trust I	(8,074)	(9,981)
Professional fees	(154,739)	(108,778)
Other income (expense)	16,041	(71,566)

Loss before undistributed earnings of subsidiary	(426,090)	(471,781)

Equity in undistributed earnings of subsidiary	643,645	1,599,729

Net earnings before income taxes	217,555	1,127,948

Income tax benefit	144,445	145,052

Net earnings	$362,000	$1,273,000

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2005 and 2004
NOTE 16 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS	For the year ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$362,000	$1,273,000
Adjustments:
Equity in undistributed earnings of subsidiary	(643,645)	(1,599,729)
Loss on investment in Ohio Legacy Trust I	8,074	9,981
Net change in other assets and other liabilities	171,285	(152,598)

Net used by operating activities	(102,286)	(469,346)

Cash flows from financing activities:
Repayment of other borrowed funds	—	—
Proceeds from exercise of stock warrants	923,440	32,200
Proceeds from exercise of options	8,500	—
Redemption of stock warrants	(9,239)	—
Proceeds from issuance of common stock, net of offering costs	—	—

Net cash from financing activities	922,701	32,200

Net change in cash and cash equivalents	820,415	(437,146)
Beginning cash and cash equivalents	776,316	1,213,462

Ending cash and cash equivalents	$1,596,731	$776,316

NOTE 17 — OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related tax effects were as follows during the year ended December 31:

	2005	2004
Net unrealized holding losses on available for sale securities during the period	$(638,986)	$(210,180)
Reclassification adjustments for security gains later recognized in income	—	(7,910)

Net unrealized losses during the period	(638,986)	(218,090)

Tax effect of unrealized gains at beginning of period	—	34,646
Tax effect related to current period net unrealized losses on available for sale securities	217,256	74,151

Other comprehensive income (loss)	$(421,730)	$(109,293)

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2005 and 2004, and for the years then ended

(Dollars in thousands, except per share data)	2005	2004
Balance Sheet Data:
Total assets	$208,018	$195,052
Securities available for sale	33,032	39,358
Securities held to maturity	838	648
Loans, net	158,182	132,084
Allowance for loan losses	(1,589)	(1,264)
Total deposits	162,897	157,643
Total borrowings	25,388	18,620
Shareholders’ equity	18,105	17,240
Average assets	201,465	175,758
Average shareholders’ equity	17,685	16,341

Income Statement Data:
Total interest income	$11,355	$9,473
Total interest expense	4,740	3,700

Net interest income	6,615	5,773
Provision for loan losses	523	306

Net interest income after provision for loan losses	6,092	5,467
Noninterest income	583	446
Noninterest expense	6,127	4,726

Earnings before income tax benefit	548	1,187
Income tax expense (benefit)	186	(86)

Net earnings	$362	$1,273

Per Share Data:
Basic net earnings per share	$0.17	$0.60
Diluted net earnings per share	$0.16	$0.58
Average shares used in earnings per share calculations:
Basic	2,165,392	2,119,857
Diluted	2,213,826	2,186,684
Tangible book value per share at year-end	$7.97	$7.81

Operating Ratios and Other Key Metrics:
Total net loans to total deposits	97.11%	83.79%
Total shareholders’ equity to total assets	8.70	8.84
Average shareholders’ equity to average assets	8.78	9.30
Return on average equity	2.05	7.79
Return on average assets	0.18	0.72
Allowance for loan losses to total loans	0.99	0.95
Interest spread	3.12	3.11
Net interest margin	3.45	3.41
Efficiency ratio (1) (2)	82.15	74.79
Noninterest income to average assets (1)	0.29	0.25
Noninterest expense to average assets (2)	3.04	2.64

(1)	Excludes gains on sales of securities

(2)	Excludes amortization of intangible assets

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS
In the following section, management presents an analysis of Ohio Legacy Corp’s financial condition and results of operations as of and for the years ended December 31, 2005 and 2004. This discussion is provided to give shareholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report. As used herein and except as the context may otherwise require, references to “the Company,” “we,” “us,” or “our” means, collectively, Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (the Bank).
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

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
OVERVIEW AND OUTLOOK
Fiscal 2005 was a year of transition; we began operating the Company in a fully taxable environment (the Company had an accumulated tax credit until 2005), we operated the Milltown Office for the first full year, we opened the North Canton Office in November and we began to transition leadership in the executive ranks of the Company. While much was accomplished in 2005 with regard to positioning the Company to move forward on a firm footing, we are not pleased with the overall financial performance of your Company.
The level of earnings performance of the Company is not acceptable to either your Board of Directors or the management of the Company. One of the largest issues driving our earnings performance change from 2004 to 2005 was noninterest expense. The Company experienced an increase of $835,600 in salary and benefits expense which was driven primarily by staff increases in three areas: operational compliance, new branch staff and the executive team. We are currently introducing new processes concerning compensation and staffing with the intention of carefully managing salary expense going forward. While we believe that a healthy culture includes aggressive expense management, we also believe that the primary issue impacting earnings is revenue. Our primary driver of revenue is net interest income which improved $842,200 on the basis of a $21.2 million increase in average loan balance. This represented a 17% increase in average loan balances over 2004. We are pleased with this growth, but acknowledge that we are operating in a difficult interest rate environment. We anticipate compression of net interest margin in 2006 due to the continued tightening of interest rates by the Federal Reserve Bank. As we are writing these comments, the yield curve is inverted (long term rates are slightly lower than short term rates). This places upward pressure on deposit rates (typically short term) and depresses loan rates (typically longer term). This ultimately has the impact of compressing net interest margin, from which the Company derives over 85% of its revenue.
Also contributing to revenue is noninterest income which increased in 2005, up 31%, to just over $582,000. We have done an extensive review of fees on deposit related products. This review and the changes we have implemented, combined with a strong focus on core deposit sales should result in continued improvement in noninterest income. Our fee income as a percentage of average assets is 0.27% and it is our goal over the next several years to drive this number closer to our peer average of 0.50%. To reach this goal, our strategy is to emphasize sales of business banking deposit accounts and the related deposit services that come with them.
Our core deposit gathering strategy is at the heart of our noninterest income, liquidity and asset liability management strategy. If we can prove to be successful as a core deposit generator, as we’ve discussed above, we will see a direct impact on earnings through increased noninterest income and increased net interest margin. In addition, these low cost deposits will improve our liquidity, reducing our dependence on “borrowed money” to finance our loan growth. Finally, by growing low-cost core deposits, we can rely less on high-cost certificates of deposit (CDs) and devote less attention to managing the maturity schedules and fixed rate interest costs that come with large CD portfolios. To be clear, building a culture and an organization that is consistently effective at gathering core deposits will not happen overnight or even in a quarter or two. The banking companies that are consistently successful have been building and maintaining these cultures for years and it is our intention to become one of those companies.
Last year we reported the Company’s intention to add sales staff to bolster our revenue generating capacity and to add back office staff to ensure sound implementation of policies and procedures in anticipation of required compliance with Sec 404 of the Sarbanes-Oxley Act. We continue to evaluate the requirements for regulatory compliance including the Sarbanes-Oxley Act. In 2005 the SEC delayed the implementation of Section 404 compliance, a significant part of the Sarbanes-Oxley Act relating to an issuer’s assessment of its internal control processes. As a result of the SEC’s action, small capital companies such as ours have until 2007 to implement the requirement of Sarbanes-Oxley Section 404. It is and will continue to be our intention to operate with sound policies and processes that inspire the confidence of our shareholders. However, it should be noted that regulatory compliance comes with a cost. We believe that we are well staffed to continue and to even enhance our process and policy adherence for the Company as it exists today and as it grows for the foreseeable future. We did add staff expense on the sales side of the Company through our acquisition of the Milltown Road Office in Wooster, in August of 2004, (2005 was the first full year of operation) and the opening of the North Canton Office in November of 2005. Our strategy surrounding branch operations is to focus our personnel on the activity of core deposit gathering. North Canton grew to just over $2.0 million in total deposits by year end with over $1.0 million in core deposits.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
OVERVIEW AND OUTLOOK (continued)
The Company hired Derek Williams to fill the role of Chief Deposit Officer in October of 2005. Mr. William’s primary function is to lead the Company’s core deposit growth strategy and to be accountable for the results we achieve. A major part of our deposit strategy is to gradually shift our deposit mix away from a reliance on CDs by originating more transaction accounts, especially low cost checking accounts for our small to medium business banking clients. The Company also hired Mike Kramer to succeed Dwight Douce as President and CEO of the Company. It should be noted that Mr. Douce was the founding President and CEO of the Company and that the Company recognizes the important role Mr. Douce played in its origination. We are pleased that Mr. Douce has agreed to continue to serve the Company under an agreement that expires in 2008. Mr. Douce will serve as an Executive Vice President reporting to Mr. Kramer and will continue to attend ALCO, Audit, Information Technology and Corporate Governance Committee meetings.
On February 1, 2006 Eric Nadeau resigned as Senior Vice President, Treasurer and Chief Financial Officer of the Company, to pursue another opportunity in the financial services industry. Mr. Nadeau played a key role in working with our audit and regulatory partners during the critical years of 2003 and 2004. We are grateful for his hard work and wish him well in his future endeavors. It is management’s intention to replace Mr. Nadeau. We also intend to create another executive level role; that of Chief Credit Officer. The Company has enjoyed excellent performance within its credit portfolio. However, as we seek to grow the overall portfolio, while simultaneously managing for improved yield and asset quality, we believe that the role of Senior Lender cannot adequately cover all three disciplines; rate/yield maintenance, production and credit risk management. Steve Pettit will continue in his role as Senior Lender, focusing on production and yield maintenance, while the Chief Credit Officer will take on the responsibility for credit administration, loan operations and loan servicing; i.e., credit risk management. We believe that with these roles filled, the executive management team required to lead the Company through the next stage of growth is in place.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have utilized available information including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating our estimates inherent in these financial statements may not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operation to similar businesses.
Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs. We estimate the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged off. Loan losses are charged against the allowance when we believe the loan balance cannot be collected.
We consider various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. We monitor loan quality monthly and use an independent third party each quarter to review our loan grading system.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
FINANCIAL CONDITION — DECEMBER 31, 2005, COMPARED TO DECEMBER 31, 2004
Assets. As loans continued to grow, total assets increased 6.6% during 2005, funded through short-term borrowings and deposit growth, including growth achieved in our new North Canton Office. Our asset mix changed from 2004 with cash and cash equivalents and securities comprising only 20% of total assets and loans comprising 76% of total assets at year end 2005 compared with 29% and 68% respectively in 2004. While deposits grew $5.3 million, this represented only a 3.3% growth rate and one that we are not satisfied with. Of the $5.3 million growth, $3.8 million came in noninterest bearing deposits, representing growth of 32% in the category. We are pleased with this performance, however, we need to grow this category more in order to continue to maintain our spread and margin.
Cash and cash equivalents. Cash and cash equivalents decreased $8.9 million during the year. The decrease in federal funds sold is a result of strong growth in our loan portfolio during the third and fourth quarters.
Securities. We continue to manage the securities portfolio to provide cash flow to fund loan growth and to protect against price erosion in a rising-rate environment. This cash flow resulted in a $6.1 million reduction in the portfolio balance in the year over year comparison. Mortgage-backed securities comprised 76% of our securities portfolio at the end of 2005 and 78% in 2004.
Loans. At December 31, 2005, the loan portfolio, net of the allowance for loan losses and deferred fees, was $158.2 million, an increase of $26.1 million, or 19.8%, from December 31, 2004. The mix of loans in the portfolio changed somewhat in that we reduced the overall percentage of consumer and home equity loans in the portfolio from 9.2% at year end 2004 to 7.3% at year end 2005. At the same time, commercial real estate loans increased from 27.2% to 34.1% of the portfolio, period over period. This change is intentional as we believe the Company’s underwriting and loan servicing expertise is centered in commercial and commercial real estate credit. Additionally, we believe that the yields on these loans represent a far better return given the risk profile of these borrowers compared to the consumer and home equity portfolio.
We also saw continued growth in the residential real estate portfolio of $8.6 million, a 16.9% increase. It should be noted, however, that of the $59.3 million in residential real estate loans on the balance sheet at December 31, 2005, $21.9 million or 36.9% were underwritten as commercial loans with the proceeds being used for commercial business purposes. This compares to $17.5 million or 34.5% at December 31, 2004.
Throughout the year we experienced improvement in loan yields and spreads. Yields on earning assets rose each quarter from 5.54% for the quarter ended March 31, 2005 to 6.18% for the quarter ended December 31, 2005. Concurrently, interest rate spreads rose from 3.03% to 3.11% for the same period. Net interest margin rose each quarter as well, except in the fourth quarter where several large residential real estate loan closings muted the overall upward trend in margin. With continued upward movement in rates experienced throughout 2005, and the prime interest rate increasing 200 basis points over the year, we continue to look for improvement in yield in 2006. The vast majority of the loan portfolio is variably priced and is either tied to prime or the three or five year treasury. In a rising rate environment, we do not foresee a trend toward accelerated prepayment speeds and with continued anticipated strong production, our loan yield should continue to show improvement.
Allowance for loan losses. By every measure, we are pleased with the overall performance of the loan portfolio. Compared against December 31, 2004, our delinquency performance improved, ending with 90 day delinquent non-accrual loans being 0.42% of total loans and total delinquencies being 1.12% of total loans. Charge-offs as a percentage of total loans remained stable at 0.13% for both periods. The Company did increase its loan loss reserve from 0.95% of total loans at December 31, 2004 to 0.99% for the same period 2005, an increase of $326,000. This change is primarily attributable to the downgrading of two large commercial real estate loans. These loans represent a higher risk of loss than the loans in our pass-rated portfolio, but they are not considered to be impaired as of December 31, 2005.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
Premises and equipment. The net investment in premises and equipment increased $1.5 million, driven by the North Canton Office construction, with an increase in assets of approximately $1.8 million being partially offset by $340,000 in depreciation expense. Depreciation expense was partially driven by the construction of the new branch office in North Canton, Ohio which the Company owns.
Intangible asset. The Company continues to amortize its intangible assets on an accelerated schedule. These assets are the identified intangibles associated with the acquisition of certain core deposits in 2004.
Federal bank stock. We are required to purchase shares of stock in the Federal Home Loan Bank and the Federal Reserve Bank based on our capital and borrowing levels. As we retain earnings, increase borrowings or engage in other forms of capital generation, we will need to purchase additional shares.
Accrued interest receivable and other assets. The increase in accrued interest receivable can be attributed to the increase in our interest-earning assets during 2005 as detailed above. Average interest-earning assets during 2005 were 13.9% higher than they were in 2004.
Deposits. Total deposits increased $5.3 million, or 3.3% during 2005. We discussed above the success we had in growing noninterest bearing deposits, however, we saw a reduction in our interest bearing demand, savings and money market balances of $2.2 million. This was due primarily to extreme rate competition in the last two quarters of 2005. Super regional banks have paid increasingly higher interest rates for money market accounts which placed pressure on our Company to raise rates paid in order to keep these accounts. We grew CD’s $3.7 million while keeping our rates in check over the last half of the year, causing us to move from being a market leader in CD pricing to a market lagger. Like all other banking companies in our peer group, we saw a shortening of the average maturity of our CD portfolio which now stands at 13 months. This is another by-product of the Fed’s interest rate tightening policy and the extremely flat yield curve, which gave our customers no incentive to lengthen the maturities of their CD’s. As discussed above in the Overview and Outlook section, our Company’s focus will be to continue to grow our core deposit relationships with clients, both current and prospective.
Repurchase agreements. In July 2005 the Bank began offering repurchase agreements to its commercial deposit account customers. Repurchase agreements are financing arrangements that mature daily. Under these agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. The securities are held in a segregated safekeeping account at the Federal Home Loan Bank. As of year end 2005 there were nine agreements totaling $3.1 million at a cost of 3.65%. This product provides yet another investment vehicle for the Bank’s high balance commercial core deposit account customers.
FHLB advances, subordinated debentures. We increased overnight borrowings from the FHLB to $7.2 million and reduced term advances by $3.5 million. The net increase in FHLB advances of $3.7 million was used to fund the strong loan growth we experienced in 2005. As we grow deposits, it will be our intention to rely less on these advances for funding.
The subordinated debentures are further described in Note 9 to the consolidated financial statements and may be extinguished prior to maturity, at the Company’s option. All FHLB term borrowings and the subordinated debentures are fixed rate.
Accrued interest payable and other liabilities. The increase in accrued interest payable is attributable to the increase in the balances of and the cost of CD’s during 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2005 AND 2004
Net interest income. Net interest income for 2005 increased 15% to $6.6 million, driven by the increase in average interest earning assets. This increase is concentrated in loan growth. Additionally, improvement in the average earning asset yield, up 33 basis points, to 5.91% year over year positively impacted interest income. This improvement was somewhat offset by increased deposit costs and the continued reliance on CD’s and FHLB advances to fund the loan growth. Funding costs increased 32 basis points year over year to 2.79%, up over 13% compared to 2004.
Interest income. Loan yield drove most of the improvements in interest income for the year. The yield on the securities portfolio was basically flat for the year, averaging 3.75%, however this did improve slightly in the fourth quarter to 3.81%. The shift in the portfolio to variable-rate mortgage backed securities, completed in 2004, should result in improvement in the yield as repayments on lower-yielding mortgage backed securities are reinvested in higher-yielding loans or mortgage-backed securities.
Interest expense. Interest expense on deposits increased $1.0 million due to the dynamic of CD’s repricing in an increasing rate environment. The relative short average maturity of the portfolio of 13 months that benefited the Company in 2004 (CD’s had repriced in the falling rate environment of 2003 and early 2004) hurt the Company in 2005. We anticipate more of the same, at least through the first half of 2006. We are experimenting with some longer term CD options at slightly higher rates in an attempt to convince customers to consider longer term maturities on their investments.
Provision for loan losses. The provision for loan losses increased to $523,000 in 2005 compared to $306,000 in 2004. The provision increased in 2005 primarily due to the downgrade of two large loans as discussed in the allowance for loan losses section above.
Noninterest income. For the year ended December 31, 2005, noninterest income increased to $583,000 from $446,000 in 2004. This increase is due primarily to the increase in demand deposit accounts and the transaction fees those accounts generate. Excluding extraordinary gains on sales of assets, noninterest income increased 32% during 2005. Noninterest income excluding such gains was 0.29% of average assets during 2005 compared to 0.25% in 2004.
Noninterest expense. Total noninterest expense increased to $6.1 million during 2005, a 30% increase from 2004. Salaries and benefits were $836,000 higher in 2005, accounting for 60% of the increase in expense. See “Overview and Outlook” above for further discussion.
Occupancy and equipment expenses increased with the recognition of a full year’s expense of the Milltown banking office acquired in August 2004 and also the opening of our North Canton Office in November of 2005. We expect occupancy and equipment expense to continue to increase with continued expansion of bank offices.
Professional fees increased as a result of increased costs associated with compliance with the Sarbanes-Oxley Act and related transition expenses associated with the hiring of Mr. Kramer.
Data processing expense increased as a result of higher transaction volumes, more deposit and loan accounts and additional services offered to our customers, including implementation costs associated with internet banking and online bill payment. These costs were up $133,000 during 2005, the largest part of which is due directly to increases in account volumes.
Other expenses increased primarily as a result of higher operation costs as we are building the infrastructure to effectively manage loan portfolio growth and deposit transaction costs associated with our deposit growth.
Income taxes. Because of net operating losses during the years prior to 2003, a valuation allowance was recorded to offset deferred tax assets. Some of this valuation allowance was reversed in 2003 and the remainder was reversed in 2004, resulting in a reported income tax benefit of $86,000 for 2004. In 2005, the Company recorded income tax expense of $186,000, which is the total of income tax due for the year, less the change in net deferred tax assets.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2004 AND 2003
Net interest income. Net interest income increased 38% to $5.8 million during 2004, primarily as a result of the increase in interest earning assets during the year. An increase in interest rate spread, driven by falling CD rates, also positively impacted net interest income. Net interest margin improved to 3.41% in 2004 from 3.10% in 2003. While margin and spread improved, yield on assets fell 21 basis points to 5.58%. The cost of funds fell 57 basis points, or 19% to 2.47% during 2004.
Interest income. Prepayments and refinancing of loans in a low interest rate environment negatively impacted the yield on our loan portfolio in 2004. Yield on loans fell to 6.37% in 2004 from 6.94% in 2003. We were able to shift our asset mix toward loans throughout 2004 as loans comprised 74% of average interest earning assets compared to 68% during 2003.
The yield on the securities portfolio was 3.74% in 2004 compared to 3.78% in 2003. We shifted our portfolio composition to favor variable rate MBS, in an effort to provide liquidity for the growing loan portfolio and to reinvest in higher earning assets in a rising rate environment. The increase in the yield on fed funds sold was commensurate with the increase in the Federal Reserves Bank’s target for the fed funds rate.
Interest expense. The maturity of 77% of our CD portfolio during historically low interest rates in 2004 drove down our cost of funds. The cost of CD’s dropped 82 basis points, or 21% during 2004 to 3.06%.
The cost of deposits fell during 2004 to 2.24% from 2.78% and the overall cost of funds fell to 2.47% from 3.04%. The cost of all of our liability funding sources fell during 2004 except for our money market accounts, which increased 64 basis points. In an attempt to increase core deposits and retain customers who were planning to move their accounts to competitors selling attractive short-term money market rates, we offered a competitive rate on our new money market product.
Provision for loan losses. The provision for loan losses decreased to $306,000 in 2004 compared to $418,000 in 2003. The provision decreased in 2004 even though delinquencies and losses were higher in 2004 as we are becoming comfortable with the credit quality of the loan portfolio. We have refined our allowance methodology, such that it is based on the composition of and the probable losses in the loan portfolio. Additionally, delinquencies were low until the fourth quarter of 2004.
Noninterest income. For the year ended December 31, 2004, noninterest income decreased to $446,000 from $469,000 in 2003. In early 2003, we used our securities portfolio as a source of liquidity to fund loans as we did not have FHLB membership or the ability to borrow. We sold a number of securities at a gain. In 2004, we were unable to sell securities as most of the portfolio was then pledged as collateral for FHLB advances, especially in the second and third quarters of 2004. The interest rate environment favored borrowing over the sales of securities anyway. Therefore, gains on securities sales were only $8,000 in 2004 compared with $113,000 in 2003.
Excluding gains on securities sales, noninterest income increased 23% during 2004, which was attributable to a higher level of demand deposit balances during the year. Noninterest income excluding securities gains was 0.25% of average assets during 2004 and 2003.
Noninterest expense. Total noninterest expense increased to $4.7 million during 2004, a 31% increase from 2003. The efficiency ratio improved to 74.8% during 2004 compared with 79.8% during 2003 while noninterest expense as a percent of average assets increased to 2.64% in 2004 from 2.55% in 2003. The improvement in net interest income, which resulted from falling deposit rates, outweighed the increase in overhead expenses and asset growth.
Salaries and benefits were higher in 2004 reflecting a higher level of employment at the Bank. The addition of a branch in Wooster added $75,000 in employee costs and bonuses added $54,000 in wage expense. Compared to peers, we have historically had a higher ratio of assets per employee.
Occupancy and equipment expenses increased with the addition of the Milltown Banking Office in August of 2004 and the expansion of our operations space in late 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
We engaged consultants for internal auditing services and human resources planning. The internal audit consultants were hired as a result of changes in external auditor independence rules brought about by the Sarbanes-Oxley Act. The human resource planners were contracted to assist with management succession planning. As a result, professional services fees increase $77,000 or 23% in 2004.
Ohio Franchise tax is assessed on the Bank’s capital balance; therefore franchise tax increases in tandem with the bank’s capital.
Data processing expense increased as a result of increases in account totals and volumes associated with the processing of those accounts. We also added internet banking and bill pay products that increased our expense.
We increased our marketing program in 2004 to improve name recognition and awareness, in an attempt to take advantage of the recent mergers and acquisitions activity in our markets. Other expense grew primarily due to higher Bank Insurance Fund premiums associated with the deposit growth we experienced.
Income taxes. We reversed a valuation allowance on our deferred tax assets at December 31, 2004, and recorded an income tax benefit of $86,000.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2005, our significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note
	Reference	2006	2007	2008	2009	2010	Thereafter
Certificates of deposit	6	$54,581	$24,577	$8,256	$2,933	$1,921	$5
Repurchase agreements	7	3,067	—	—	—	—	—
Short-term FHLB advances	8	7,200	—	—	—	—	—
FHLB advances	8	4,362	7,434	—	—	—	—
Subordinated debentures (1)	9	—	—	—	—	—	$3,325
Capital lease obligations (2)	4	168	179	181	181	181	1,157
Operating leases	4	210	200	183	183	183	502
Deposits without maturity		—	—	—	—	—	70,624

(1)	The subordinated debentures are redeemable at par, at the Company’s option, any time prior to maturity, which is March 31, 2022.

(2)	Includes $1,088 of amounts allocable to interest payments over the remaining term of the leases.
Note 14 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit.
At December 31, 2005, we had no unconsolidated, related special purpose entities other than Ohio Legacy Trust 1, as reported in Note 9 to the consolidated financial statements, nor did we engage in derivatives and hedging contracts, such as interest rate swaps, that may expose us to liabilities greater than the amounts recorded on the consolidated balance sheet. Approximately 35% of our certificate of deposit portfolio contains variable and adjustable-rate options that may result in higher interest expense, should the customer chose to adjust their rate. Our investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, we may pursue certain contracts, such as interest rate swaps, in our efforts to execute a sound and defensive interest rate risk management policy.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
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
Our principal sources of funds are deposits, repurchase agreements, loan and security repayments and maturities, sales of securities, capital transactions and borrowings from the FHLB and correspondent banks. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition. We maintain investments in liquid assets based upon our assessment of our need for funds, our expected deposit flows, yields available on short-term liquid assets and the objectives of our asset/liability management program.
Our liquidity contingency funding plan identifies liquidity thresholds and raises red flags that may evidence liquidity issues. Additionally, the contingency plan details specific actions to be taken by management and the Board of Directors and identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. We actively monitor liquidity risk and analyze various scenarios that could impact our ability to access emergency funding in conjunction with our asset/liability and interest rate risk management activities.
Cash and cash equivalents decreased $8.9 million to $8.1 million at December 31, 2005. Cash and cash equivalents represented 3.9% of total assets at December 31, 2005, and 8.7% of total assets at December 31, 2004.
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
As discussed in the “Overview and Outlook” section above, our CD portfolio has an average maturity life of 13 months. This large pool of maturing CDs increases the importance of precision in managing our liquidity position as we prepare to meet possible cash withdrawal demands. We continued to utilize our overnight borrowing capacity at both the Federal Home Loan Bank and our correspondent bank to provide temporary liquidity as we experience loan growth peaks. Our primary liquidity strategy continues to focus on the growth of low-cost “core” deposit accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
CAPITAL RESOURCES
Total shareholders’ equity was $18.1 million at December 31, 2005, compared to $17.2 million at December 31, 2004. The increase was largely due to earnings for 2005 and the exercise of stock purchase warrants that were offered in October of 2000 and called in June of 2005. Of the 184,080 unexercised warrants, 92,344 were exercised. These warrants were exercised at a price of $10.00 per share.
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
Regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. The Bank’s total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders’ equity, less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includable up to a maximum of 1.25% of risk-weighted assets). The Bank met all regulatory capital requirements at December 31, 2005 and 2004 (see Note 13 to the consolidated financial statements).
The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends from the Bank to Ohio Legacy to the sum of the Bank’s current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above.
INTEREST RATE SENSITIVITY
The following table details the variable rate composition of our interest-earning assets at December 31:

	Percent variable rate
	2005	2004
Interest-bearing deposits and federal funds sold	100%	100%
Securities	43	43
Loans	75	71
Federal bank stock	100	100
Total interest-earning assets	70	67
We perform monthly interest rate and liquidity risk analysis internally. We use this information to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. Approximately 36% of the interest-earning assets and 77% of the interest-bearing liabilities on our balance sheet at December 31, 2005, were scheduled to mature or could reprice during 2006. However, approximately 35% of our CD portfolio requires the customer to exercise an option to adjust the rate on their CD. There is no assurance that all customers who are eligible to increase the rate on their accounts will actually exercise that option.
We believe that we are “liability sensitive” over a twelve-month horizon at December 31, 2005. Usually, this would mean an increasing rate environment would cause a drop in net interest income. However, we can not be certain that our net interest income will contract because the composition of our assets and liabilities is constantly changing due to the variability of our loan prepayment experience, the behavior of core deposit customers and other factors.

OHIO LEGACY CORP
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
CORPORATE GOVERNANCE AND AVAILABILITY OF REPORTS
The Company’s Board of Directors and management are focused on implementing and monitoring a strong corporate governance program and culture. The following is a summary of specific steps the Board of Directors has taken to improve the Company’s corporate governance program:
•	The Chairman of the Board of Directors is a non-employee director.

•	After the Company’s 2005 Annual Meeting of Shareholders the Board of Directors restructured the composition of the holding company’s board. This restructuring resulted in seven of the nine directors of Ohio Legacy meeting the more stringent independence requirements of Rule 10A-3 of the Securities Exchange Act and Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. At December 31, 2005, seven of nine directors met this threshold.

•	The Company has a Nominating and Corporate Governance Committee comprised of three independent directors.

•	The Company’s Audit and Compliance Committee is comprised of four independent directors. The Board has identified an audit committee financial expert who serves as Chairman of the Audit and Compliance Committee.

•	The Board of Directors has adopted and implemented a Code of Ethics for Senior Financial Officers, a Director Code of Conduct and a Code of Business Conduct and Ethics for all employees of the Company and its subsidiary.

•	The Audit and Compliance Committee has developed a process for the receipt, retention and investigation of anonymous submissions by employees or external parties of concerns regarding questionable accounting or auditing matters.
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

CORPORATE INFORMATION
EXECUTIVE OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, N.A.
D. Michael Kramer, President and Chief Executive Officer and acting Treasurer and Chief Financial Officer
L. Dwight Douce, Executive Vice President
Steven G. Pettit, Senior Loan Officer and President of the Stark County Region
Derek G. Williams, Senior Vice President and Chief Deposit Officer
Robert E. Boss, Senior Vice President of Commercial Lending and President of the Holmes County Region
Daniel H. Plumly, Chairman of the Board and Corporate Secretary
DIRECTORS OF OHIO LEGACY CORP

D. William Allen	Gregory A. Long
Chief Financial Officer,	President, Long, Cook & Samsa, Inc. CPA’s
National Pro Football Hall of Fame	Wooster, Ohio
Canton, Ohio

J. Edward Diamond	Daniel H. Plumly, Chairman
Private investor	Member, Critchfield, Critchfield & Johnston, Ltd.
Canton, Ohio	Wooster, Ohio

Robert F. Belden	Michael D. Meenan
President, Belden Brick Company	President and Owner
Canton, Ohio	Riverview Industrial Wood Products, Inc.
Wooster, Ohio

L. Dwight Douce	Melvin Yoder
Executive Vice President	President, Yoder Lumber
Ohio Legacy Corp and Ohio Legacy Bank, N.A.	Sugarcreek, Ohio
Wooster, Ohio

Scott J. Fitzpatrick
Partner, Fitzpatrick Enterprises
Canton, Ohio
CORPORATE AND BANK LOCATIONS

Corporate and Main Office	Wooster Milltown	Millersburg
305 West Liberty Street	3562 Commerce Parkway	225 North Clay Street
Wooster, Ohio 44691	Wooster, Ohio 44691	Millersburg, Ohio 44654
330-263-1955	330-345-2031	330-674-5301

Canton	North Canton
4026 Dressler Road NW	600 South Main Street
Canton, Ohio 44718	North Canton, Ohio 44720
330-478-1000	330-499-1900

OHIO LEGACY CORP
SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS	SPECIAL COUNSEL	CORPORATE COUNSEL

Crowe Chizek and Company LLC	Squire, Sanders & Dempsey L.L.P.	Critchfield, Critchfield & Johnston LTD
Suite 205	4900 Key Tower	225 N. Market Street
5900 Landerbrook Drive	127 Public Square	Wooster, Ohio 44691
Cleveland, Ohio 44124	Cleveland, Ohio 44114
ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m. on April 27, 2006, at the Wooster Country Club, located at 1251 Oak Hill Road, Wooster, Ohio, 44691.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Ohio Legacy Corp’s common stock is publicly traded on the NASDAQ Capital Market under the ticker symbol OLCB. At March 1, 2006, there were 2,214,564 Common Shares of the Company issued and outstanding and there were 270 holders of record. The following table summarizes the highest and lowest closing price of the Company’s stock during 2005 and 2004:

	2005		2004
	High	Low	High	Low

First Quarter	$14.98	$12.75	$13.25	$10.78
Second Quarter	12.99	10.24	12.51	10.54
Third Quarter	10.74	9.24	11.50	10.00
Fourth Quarter	9.95	9.05	15.00	11.50
No cash dividends were paid during 2005 or 2004. See Note 13 to the consolidated financial statements for a discussion of the restrictions on the Company’s ability to pay dividends.

SHAREHOLDER AND GENERAL INQUIRES	TRANSFER AGENT

D. Michael Kramer, Chief Executive Officer	Illinois Stock Transfer Company
Ohio Legacy Corp	209 West Jackson Boulevard
305 West Liberty Street	Suite 903
Wooster, Ohio 44691	Chicago, Illinois 60606
330-263-1955	312-427-2953
A copy of Ohio Legacy Corp’s Annual Report on Form 10-KSB for the year ended December 31, 2005, and other periodic filings with the Securities and Exchange Commission may be obtained without charge by submitting a written request to Ohio Legacy Corp or by accessing the Company’s website at http://www.ohiolegacycorp.com.

Ohio Legacy Bank is a community bank that supports and participates in the communities we serve.
In 2005 we supported these community organizations:

Canton Regional Chamber of Commerce
Holmes County Chamber of Commerce
North Canton Area Chamber of Commerce
Wooster Area Chamber of Commerce
Wayne County Historical Society Voices Performance Sponsor
Wayne County Humane Society
Welcome Wagon International
Cleveland Pops Orchestra Sponsor
Every Woman’s House Holiday Bells Sponsor
Holmes County Antique Festival Parade & Car Show Sponsor
Holmes County Chamber of Commerce Annual Golf Outing Sponsor
Killbuck Early American Days Timbershow Sponsor
Millersburg Baseball Association
Wayne-Holmes Soap Box Derby Car Sponsor
Pro Football Hall of Fame Festival Enshrinees Game Day Roundtable Sponsor
Holmes County Sheriff’ s Reserve Kid’ s School Program Sponsor
West Holmes High School Academic Corp Challenge Sponsor
Canton Palace Theatre Golf Outing Fundraiser
American Heart Association Heartwalk Event
Joel Pomerene Foundation 7th Annual Charity Classic Sponsor
Relay for Life — Wooster
Holmes County Park District Youth Track Sponsor
American Red Cross Golf Classic Sponsorship
Wooster Kiwanis
Wooster-Madisonburg Evening Lions Club
Rotary Club of Wooster
Quota International of Wooster
Wayne-Holmes Association of Realtors
Wayne County Performing Arts Council — Shenandoah
Holmes County Senior Center Contribution
Wayne County Business Showcase
Wayne County Fair
Wayne & Holmes Counties Jr. Fair Supporter
Wayne County Home and Garden Show
Downtown Wooster Window Wonderland
North Canton Mainstreet Festival
Main Street Woosterfest
American Red Cross Festival of Trees
Wayne County Children Services Child Abuse Prevention Sponsor
United Way of Holmes, Stark & Wayne Counties
Boy Scouts of America Annual Golf Sponsor

How CDARS Can Work for You
Full Insurance. Using the CDARS service, you can access up to $25 million in FDIC protection of CD investments.1
One Bank. You work with us — the bank you know and trust — to secure large deposits (from $10,000 to $25,000,000).
One Rate. You earn one interest rate on your CD investments through CDARS. With CDARS, there is no need to negotiate multiple rates or manually tally disbursements for each CD.
One Statement. You receive one regular statement detailing your CD investments. You no longer need to consolidate statements at the end of each month, quarter or year.
No Fees. There are no hidden fees of any kind. We do not charge annual fees, subscriptions fees or transaction fees for using the CDARS service; the rate you see is the rate you get.
A Wide Variety of Maturities. You can select from various maturities — ranging from 4 weeks to 3 years (156 weeks) — and choose the terms that best suit your investment needs.
Community Investment. Your funds can support lending initiatives, including special development projects that strengthen the local community.2
To learn more, contact your account manager or customer service representative. Sign up today and enjoy the peace of mind associated with up to $25 million in FDIC insurance coverage, along with the time-saving conveniences and other advantages of the CDARS service.
[1]	Funds may be submitted for placement only after a depositor enters into a CDARS Deposit Placement Agreement with us. The agreement contains important information and conditions regarding the placement of funds by us through CDARS.

[2]	Because funds are exchanged on a dollar-for-dollar basis with other banks in the network, we can use the full amount of deposits placed through CDARS for local lending, which may satisfy some depositors; local investment goals/mandates. Alternatively, with a depositor’s consent, we may choose to receive fee income instead of deposits from other banks. Under these circumstances, deposited funds would not be available for local lending.
     CDARS is a service mark of Promontory Interfinancial Network, LLC.

— OHIO LEGACY BANK OFFERS —
Business Checking Accounts
Legacy Business Elite
•	$100 towards your first order of checks

•	No monthly fee

•	Receive 500 items* free per month:
s	200 Debits

s	200 Deposited Items

s	100 Deposits
•	Basic Cash Management set-up fee waived

•	Check safekeeping included (printed images available for $10)

•	Personal account relationship is required
Commercial Checking
•	Earnings credit of $2.00 per $1,000

•	Receive 100 deposited items at no charge
s	All other items are 10¢ each
•	Monthly fee of $10
Business Value With Interest
•	The following items* are free each statement cycle:
s	50 Debits s 100 Deposited Items s 30 Deposits
•	Monthly fee of $8.00 waived with $5,000 average daily balance
Business Value Checking
•	Earnings credit of $2.00 per $1,000

•	Monthly fee of $8.00

•	The same per item conditions as Business Value with Interest
Free Business Checking
•	No monthly service fee

•	The following items* are free each statement cycle:
s	20 Debits s 50 Deposited Items s 10 Deposits
•	Check safekeeping is required (printed images available for $5)
General Checking Account Information
•	Minimum of $25.00 to open a business checking account

•	Non-Sufficient Fund Fee/Returned Item Charge is $30.00 per item

•	Additional items are 25¢ each

OHIO LEGACY CORP
— OHIO LEGACY BANK OFFERS —
Business Banking Services

Free Business Courier Service Available		Debit Card
•	Pickup at your business location	•	Available for your business and employees
•	Your deposit picked up daily or as needed	•	24-hour access

Night Depository Service		Merchant Services
•	A secure site for your business deposits	•	Enables you to accept credit cards for payment
•	Locked bag provided to you at no charge	•	VISA, MasterCard or Discover

Internet Cash Management		Direct Deposit For Employees
•	View your account activity at your convenience	•	Benefits for the company
•	Ability to transfer funds from your office		s	Reduce expenses
			s	Security of delivery
Repurchase Agreement		•	Benefits for your employees
•	Earn higher rate of interest		s	Immediate credit of payroll funds
•	Automatic daily sweeps		s	Saves your employee time

Multi Cash Management		Business Loans
•	Sweeps between your deposit accounts and line of credit	•	Real estate transactions, operating and equipment purchases
— LOCATIONS —

Wooster Main	Wooster Milltown	Millersburg
305 West Liberty Street	3562 Commerce Parkway	225 North Clay Street
Wooster, Ohio 44691	Wooster, Ohio 44691	Millersburg, Ohio 44654
330-263-1955	330-345-2031	330-674-5301

Canton	North Canton
4026 Dressler Road NW	600 South Main Street
Canton, Ohio 44718	North Canton, Ohio 44720
330-478-1000	330-499-1900
24-Hour Anytime Line
877-965-1113
www.ohiolegacycorp.com
www.ohiolegacybank.com