Form 10KSB, Exhibit 13
period 2006-12-31
OHIO LEGACY CORP
filed 2007-04-02
CIK 1096654

Exhibit 13

OHIO LEGACY CORP
ANNUAL REPORT
December 31, 2006 and 2005

OHIO LEGACY CORP
MESSAGE TO OUR SHAREHOLDERS
“Big enough to serve you, small enough to know you.” This is the phrase that we adopted in 2006 to articulate our philosophy of doing business. We believe this aptly describes not only who we are but also who we strive to be. No matter how large our balance sheet becomes or how many employees we have, it is our desire and commitment that we embody a spirit of being big enough to provide all of the key financial services that our customers require and yet deliver them personally, based first and foremost on the customer’s needs.
We are not unique in adopting this as our mission or strategy as many banks talk about this. Where we believe we can be original is in our execution of this philosophy. Effective execution on this strategy will prove to be critical to the achievement of the three primary goals we outlined for the Company in 2006:
•	Transforming our balance sheet by developing better and deeper banking relationships that allow us to grow our core/low cost deposit base.

•	Continuing to grow our top-line revenue at a faster pace which will help us improve our efficiency ratio.

•	Continuing to grow our balance sheet at better than peer averages while maintaining our credit quality standards and improving the earnings profile of the company.
We made significant progress against the first two goals last year and we believe that we took several important steps towards delivering on the third. Here are some highlights discussed at length later in this report:
•	We increased the number of checking accounts by over 600 in 2006 and these accounts allowed us to grow over $6.2 million in lower cost deposits.

•	Our North Canton office, opened in October of 2005, ended the year at $16.6 million in deposits of which $8.6 million was in lower cost core deposits.

•	Our noninterest income increased by $556,000, contributing toward improved top line revenue over 2005.

•	Our assets increased $22.5 million, representing 10.8% growth in 2006.

•	For the first year since 2003 we did not add any offices. However, we did add two important business lines. In May we added a business banking team and in September we added a mortgage banking division.
Our business bankers are focused on growing banking relationships with small-to-medium-sized business banking clients. They added over 200 business deposit relationships, helping us make progress on our deposit growth goals for 2006. This team will be critical to our success in 2007.
Our mortgage bankers are focused on originating mortgage loans and selling these loans into the secondary markets. We believe that it is exactly the right time to enter this market even though the “housing slowdown” is front page news across the country and a reality in our markets. There is significant market disruption as the big banks close or relocate their mortgage divisions. A number of mortgage brokers have downsized or even closed and many customers are left looking for expert mortgage advice. We believe that we can run this business profitably and that it will complement all three of our primary goals, particularly assisting our balance sheet transformation.
The Company did not reach its profitability goal in 2006. While there are a number of explanations, which we discuss at length in this report, there are no excuses. We remain committed to a culture of accountability and we accept full responsibility for our performance. We are in a turn-around and while it will take time to complete this effort we appreciate that many of our shareholders have been with the Company since its inception in November of 2000. To all of our shareholders we say “thank you” and acknowledge that you have invested your capital with us in order to receive a return on that investment. Over 45% of the outstanding shares of the Company are owned by management and directors, consequently your interests in seeing the bank become profitable and delivering a return are in complete alignment with our interests and it is on the top of our minds every day. We remain committed to making the best long-term decisions we can, refusing to sacrifice the long-term health of the company for a short-term gain.
Lastly, we want to acknowledge the retirement of two key individuals; Mike Crowl and Dwight Douce. Mike has served the Company, virtually since it inception as Senior Vice President in commercial real estate lending. Mike has been integral to our success in commercial banking. Mike’s relationships and his reputation as a banker of the highest integrity have become our relationships and our reputation. Dwight is the founding President and CEO of the company and without Dwight’s efforts the company, arguably, would not exist. Dwight’s determination and perseverance, along with his wife Barb’s patience, brought our company into existence. Dwight and Mike have chosen to retire from the bank and Dwight has retired from the board of directors of the bank and Ohio Legacy Corp. To both we offer our sincere thanks and gratitude.

Daniel H. Plumly Chairman of the Board	D. Michael Kramer President & CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Crowe Chizek and Company LLC
Member Horwath International
Board of Directors and Shareholders
Ohio Legacy Corp
Wooster, Ohio
We have audited the accompanying consolidated balance sheets of Ohio Legacy Corp as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
March 14, 2007

OHIO LEGACY CORP
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and due from banks	$5,659,986	$4,528,094
Federal funds sold and interest-bearing deposits in financial institutions	7,379,879	3,594,452

Cash and cash equivalents	13,039,865	8,122,546
Certificate of deposit in financial institution	100,000	100,000
Securities available for sale	26,945,022	33,032,297
Securities held to maturity (fair value of $2,166,324 and $823,359 at December 31, 2006 and 2005)	2,201,682	838,224
Loans held for sale	1,212,470	—
Loans, net of allowance of $1,757,110 and $1,589,407 at December 31, 2006 and 2005	177,021,214	158,182,319
Federal bank stock	1,541,200	1,479,500
Premises and equipment, net	3,618,697	3,797,314
Intangible assets	282,388	455,244
Other real estate owned	2,566,301	—
Accrued interest receivable and other assets	1,954,992	2,010,323

Total assets	$230,483,831	$208,017,767

LIABILITIES
Deposits:
Noninterest-bearing demand	$17,346,767	$15,727,338
Interest-bearing demand	9,988,257	12,231,345
Savings	49,504,180	42,665,057
Certificates of deposit, net	109,477,664	92,273,308

Total deposits	186,316,868	162,897,048
Repurchase agreements	1,317,527	3,066,517
Short term Federal Home Loan Bank advances	—	7,200,000
Federal Home Loan Bank advances	19,433,770	11,796,010
Subordinated debentures	3,325,000	3,325,000
Capital lease obligations	940,183	959,450
Accrued interest payable and other liabilities	731,926	668,867

Total liabilities	212,065,274	189,912,892

SHAREHOLDERS’ EQUITY
Preferred stock, no par value, 500,000 shares authorized and None outstanding	—	—
Common stock, no par value, 5,000,000 shares authorized and 2,214,564 outstanding in 2006 and 2005	18,737,150	18,658,386
Accumulated earnings	166,415	79,415
Accumulated other comprehensive income (loss)	(485,008)	(632,926)

Total shareholders’ equity	18,418,557	18,104,875

Total liabilities and shareholders’ equity	$230,483,831	$208,017,767

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2006 and 2005

	2006	2005
Interest and dividends income:
Loans, including fees	$12,030,510	$9,668,907
Securities, taxable	1,192,162	1,426,027
Securities, tax-exempt	34,847	25,632
Interest-bearing deposits and federal funds sold and other	230,725	157,467
Dividends on federal bank stock	88,520	77,295

Total interest and dividends income	13,576,764	11,355,328

Interest expense:
Deposits	5,449,750	3,805,256
Short term Federal Home Loan Bank advances	219,945	119,411
Federal Home Loan Bank advances	779,990	352,873
Subordinated debentures	282,888	282,888
Repurchase agreements	111,270	28,757
Capital leases	148,944	150,877

Total interest expense	6,992,787	4,740,062

Net interest income	6,583,977	6,615,266

Provision for loan losses	467,000	523,046

Net interest income after provision for loan losses	6,116,977	6,092,220

Noninterest income:
Service charges and other fees	1,050,597	541,594
Gain on sale of loans	24,702	—
Gain on sales of credit card portfolio	—	9,782
Gain (loss) on disposal of fixed assets	128	(6,929)
Gain (loss) on sale of other real estate owned	(9,666)	—
Gain (loss) on sale of other repossessed assets	5,630	10,800
Other income	67,942	27,354

Total other income	1,139,333	582,601

Noninterest expense:
Salaries and benefits	3,774,255	2,977,111
Occupancy and equipment	951,264	816,499
Professional fees	357,661	463,233
Franchise tax	241,362	242,507
Data processing	627,733	584,086
Marketing and advertising	185,087	175,569
Stationery and supplies	126,678	125,023
Amortization of intangible asset	172,856	213,930
Deposit expenses and insurance	204,649	148,777
Other expenses	453,337	380,343

Total noninterest expense	7,094,882	6,127,078

Earnings before income taxes	161,428	547,743
Income tax expense	74,428	185,743

Net earnings	$87,000	$362,000

Basic net earnings per share	$0.04	$0.17
Diluted net earnings per share	$0.04	$0.16
See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2006 and 2005

	Outstanding			Accumulated
	Shares of			Other	Total
	Common	Common	Accumulated	Comprehensive	Shareholders’
	Stock	Stock	Deficit	Income (Loss)	Equity
Balance, January 1, 2005	2,121,220	$17,734,155	$(282,585)	$(211,196)	$17,240,374

Proceeds from exercise of stock warrants	92,344	923,440	—	—	923,440

Proceeds from exercise of stock options	1,000	8,500	—	—	8,500

Redemption of stock warrants	—	(9,239)	—	—	(9,239)

Income tax benefit from exercise of stock options	—	1,530	—	—	1,530

Comprehensive income (loss)

Net earnings	—	—	362,000	—	362,000

Change in net unrealized gain on securities available for sale	—	—	—	(421,730)	(421,730)

Total comprehensive income (loss)					(59,730)

Balance, December 31, 2005	2,214,564	18,658,386	79,415	(632,926)	18,104,875

Stock option expense	—	78,764	—	—	78,764

Comprehensive income (loss)

Net earnings	—	—	87,000	—	87,000

Change in net unrealized gain on securities available for sale	—	—	—	147,918	147,918

Total comprehensive income (loss)					234,918

Shareholders’ equity, end of period	2,214,564	$18,737,150	$166,415	$(485,008)	$18,418,557

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net earnings	$87,000	$362,000
Adjustments to reconcile net earnings to net cash from operating activities:

Depreciation and amortization	583,625	553,606
Securities amortization and accretion, net	114,543	158,965
Federal Home Loan Bank (FHLB) stock dividends	(54,700)	(43,800)
Origination of loans held for sale	(4,140,970)
Proceeds from sale of loans held for sale	2,953,202	—
Provision for loan losses	467,000	523,046
Loss (gain) from Ohio Legacy Trust I	8,076	8,074
Loss on sale of other real estate owned	9,666	—
Loss (gain) on disposal of fixed asset	(128)	6,929
Gain on sale of loans and credit card portfolio	(24,702)	(9,782)
Accretion of fair value purchase adjustments	(19,599)	(116,738)
Change in deferred taxes	(109,648)	(133,880)
Stock option expense	78,764	—
Net change in:
Accrued interest receivable and other assets	(110,745)	(32,574)
Accrued interest payable and other liabilities	181,285	88,651
Deferred loan fees	(16,797)	52,531

Net cash from operating activities	5,872	1,417,028

Cash flows from investing activities:
Purchases of securities available for sale	(1,000,000)	(3,459,730)
Purchases of securities held to maturity	(1,373,638)	(197,765)
Purchases of certificates of deposit	—	(100,000)
Maturities, calls and paydowns of securities available for sale	7,280,252	9,020,636
Proceeds from sale of other real estate owned	201,471	—
Proceeds from sale of credit card portfolio	—	257,418
Purchases of federal bank stock	(7,000)	(60,050)
Net change in loans	(22,066,535)	(26,921,460)
Purchases of premises and equipment	(232,024)	(1,874,851)

Net cash used by investing activities	(17,197,475)	(23,335,802)

Cash flows from financing activities:
Net change in deposits	23,439,419	5,371,175
Net change in repurchase agreements	(1,748,990)	3,066,517
Repayment of capital lease obligations	(19,267)	(9,262)
Proceeds from exercise of stock warrants	—	923,440
Redemption of stock warrants	—	(9,239)
Proceeds from exercise of stock options	—	8,500
Proceeds from short term FHLB advances, net of repayments	(7,200,000)	7,200,000
Proceeds from FHLB advances	12,000,000	2,000,000
Repayments of FHLB advances	(4,362,240)	(5,499,134)

Net cash from financing activities	22,108,922	13,051,997

Net change in cash and cash equivalents:	4,917,319	(8,866,777)
Cash and cash equivalents at beginning of period	8,122,546	16,989,323

Cash and cash equivalents at end of period	$13,039,865	$8,122,546

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$6,882,201	$4,684,555
Federal income taxes	233,948	310,000

Noncash transactions:
Transfer of loans to other real estate owned	$2,777,438	$—
See accompanying notes to consolidated financial statements.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
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
Ohio Legacy is a bank holding company, incorporated in July 1999 under the laws of the State of Ohio. The Bank provides financial services through its full-service offices in Wooster, Millersburg, North Canton and Canton, Ohio. Its primary deposit products are checking, savings and certificate of deposit accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, judgments about the other than temporary impairment of securities and the fair value of other real estate owned are particularly subject to change.
Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities of less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, changes in accrued interest receivable, and other assets, accrued interest payable and other liabilities, and borrowings with original maturities of 90 days or less.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,386,000 and $1,436,000 was required to meet regulatory reserve and clearing requirements at December 31, 2006 and 2005, respectively. These balances do not earn interest.
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
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
Interest income on loans is discontinued at the time the loan becomes 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. Delinquency status is based on contractual payment due date.
All interest accrued but not received for loans placed on nonaccrual status are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonable assured.
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
Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Real estate owned at December 31, 2006, includes a property placed into receivership until it can be improved and sold in an orderly fashion.
Federal Bank Stock: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowing and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as federal bank stock on the balance sheet, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. Federal Reserve Bank stock is also carried at cost. Cash dividends are reported as income. At December 31, 2006 and 2005, federal bank stock consisted of Federal Reserve Bank stock of $560,800 and $560,800, respectively, and stock of the Federal Home Loan Bank of Cincinnati of $980,400 and $918,700, respectively.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
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

	2006	2005
BASIC:
Net earnings	$87,000	$362,000

Weighted average common shares outstanding	2,214,564	2,165,392

Basic earnings per share	$0.04	$0.17

DILUTED:
Net earnings	$87,000	$362,000

Weighted average common shares outstanding	2,214,564	2,165,392
Dilutive effect of stock options	3,629	16,657
Dilutive effect of stock warrants	142	23,651

Total common shares and dilutive potential common shares	2,218,335	2,205,700

Diluted earnings per share	$0.04	$0.16

The computation of diluted earnings per share for 2006 excludes 159,375 dilutive potential common shares as the effect of their exercise was antidilutive. There were no antidilutive options in 2005.
Stock-Based Compensation: Prior to January 1, 2006, the Company accounted for stock-based compensation expense using the intrinsic value method as set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.” No compensation expense for stock options was reflected in net income for 2005 and prior years, as all options granted had an exercise price equal to the market price of the underlying common stock at date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
On January 1, 2006, the Company adopted SFAS No. 123(R) (the revised version of SFAS No. 123) which requires measurement of compensation cost for all stock-based awards based on the grant date fair value and recognition of compensation cost over the requisite service period of stock-based awards, which is usually the same as the period over which the options vest. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation methodology previously utilized for options in footnote disclosures required under SFAS No. 123. The Company has adopted SFAS No. 123(R) using the modified prospective method, which provides for no retroactive application to prior periods and no cumulative adjustment to equity accounts. For 2006, adopting this standard resulted in a reduction of income before income taxes of $78,764, a reduction of net income of $63,777, and a decrease in both basic and diluted earnings per share of $0.03.
The following table illustrates the effect on the prior year comparable net income and earnings per share if expense had been measured using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

		2005	Pro Forma as
	As	Pro Forma	If under
	Reported	Adjustments	SFAS 1232(R)
Income before income taxes	$547,743	$(707,594)	$(159,851)
Income taxes	185,743	(63,594)	122,149

Net income	$362,000	$(644,000)	$(282,000)

Basic earnings per share	$0.17	$(0.30)	$(0.13)
Diluted earnings per share	$0.16	$(0.29)	$(0.13)
Loan Commitments and Related Financial Instruments: Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Comprehensive Income (Loss): Comprehensive income (loss) consists of net earnings and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.
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

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
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
Recent Accounting Pronouncements: In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This SAB expresses the SEC’s views regarding the process of quantifying financial statement misstatements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard will not have a material impact on the Company’s financial statements.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets-an amendment of SFAS No. 140”, which changes the accounting for all loan servicing rights which are recorded as the result of selling a loan where the seller undertakes an obligation to service the loan, usually in exchange for compensation. SFAS No. 156 amends current accounting guidance by permitting the servicing right to be recorded initially at fair value and also permits the subsequent reporting of these assets at fair value. SFAS No. 156 is effective beginning January 1, 2007. Management does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS Nos. 133 and 140. This Statement changes the accounting for various derivatives and securitized financial assets. This Statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after January 1, 2007. Management does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
Available for sale, carried at	Fair	Unrealized	Unrealized
fair value:	Value	Gains	Losses
December 31, 2006
U.S. Government-sponsored enterprises	$7,286,761	$—	$(210,796)
Mortgage-backed securities	19,658,261	2,016	(526,080)

Total	$26,945,022	$2,016	$(736,876)

December 31, 2005
U.S. Government-sponsored enterprises	$7,208,633	$—	$(287,811)
Mortgage-backed securities	25,823,664	7,832	(679,000)

Total	$33,032,297	$7,832	$(966,811)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
Held to maturity, carried at	Amortized	Unrecognized	Unrecognized	Fair
amortized cost:	Cost	Gains	Losses	Value
December 31, 2006
Obligations of local governments	$2,201,682	$—	$(35,358)	$2,166,324

December 31, 2005
Obligations of local governments	$838,224	$—	$(14,865)	$823,359

Securities with unrealized losses at December 31, 2006 aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Less than		One year
	one year		or more		Total
	Fair		Fair		Fair
(Dollars in thousands)	Value	Loss	Value	Loss	Value	Loss
Available for sale:
U.S. Government-sponsored enterprises	$988	$(12)	$6,299	$(199)	$7,287	$(211)
Mortgage-backed securities	691	(3)	18,292	(523)	18,983	(526)

Total	$1,679	$(15)	$24,591	$(722)	$26,270	$(737)

Held to maturity:
Obligations of local governments	$1,350	$(23)	$816	$(12)	$2,166	$(35)

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 2 — SECURITIES (continued)
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

At December 31, 2006, there were no securities with other than temporary declines in fair value as the decline in fair value is largely due to an increase in market rates compared to the rate environment when the securities were acquired. Fair values of government sponsored enterprise debentures are expected to recover as the bonds approach their maturity date. Timely repayment of principal and interest on the mortgage-backed securities is guaranteed by the issuer. No unrealized loss on an individual mortgage-backed security exceeds 4% of the amortized cost of the security. At December 31, 2006 and 2005, there were no other than temporary impairment concerns and the Company has the intent to hold the investments for the forecasted recovery period.
The fair value of debt securities and carrying amount, if different, at year end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

			Available
	Held-to-maturity		for sale
	Carrying	Fair	Fair
(Dollars in thousands)	Amount	Value	Value
Due in one year or less	$—	$—	$—
Due from one to five years	—	—	6,299
Due from five to ten years	829	816	988
Due after ten years	1,373	1,350	—
Mortgage-backed	—	—	19,658

Total	$2,202	$2,166	$26,945

There were no sales of securities available for sale in 2006 or 2005.
Available for sale securities with a fair value of $14,353,000 and $10,661,000 were pledged as collateral for public fund deposits at December 31, 2006 and 2005, respectively. Available for sale securities with a fair value of $4,831,000 and $3,235,000 were pledged as collateral for repurchase agreements (see note 7) as of December 31, 2006 and 2005 respectively.
At December 31, 2006, there were no holdings of securities of any one issuer, other than U.S. Government -sponsored enterprises, in an amount greater than 10% of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 3 — LOANS
Loans, by collateral type, were as follows at December 31:

	2006		2005
	Balance	Percent	Balance	Percent
Residential real estate	$65,282,422	36.5%	$59,320,852	37.1%
Multifamily residential real estate	9,452,861	5.3	9,929,945	6.2
Commercial real estate	65,228,180	36.4	54,522,175	34.1
Construction	10,235,414	5.7	11,758,408	7.3
Commercial	18,524,153	10.4	12,805,424	8.0
Consumer and home equity	10,259,367	5.7	11,655,793	7.3

Total loans	178,982,397	100.0%	159,992,597	100.0%

Less: Allowance for loan losses	(1,757,110)		(1,589,407)
Net deferred loan fees	(204,073)		(220,871)

Loans, net	$177,021,214		$158,182,319

At December 31, 2006 and 2005 respectively, approximately $29,150,655 and $28,494,000 of residential real estate loans were pledged as collateral for FHLB advances.
Activity in the allowance for loan losses for the year ended December 31 was as follows:

	2006	2005
Balance, January 1	$1,589,407	$1,263,655
Provision for loan losses	467,000	523,046
Losses on charged-off loans	(311,186)	(203,658)
Recoveries of charged-off loans	11,889	6,364

Balance, December 31	$1,757,110	$1,589,407

Balance as a percentage of total loans	0.98%	0.99%

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 3 — LOANS (continued)
Loans individually considered impaired and nonperforming loans were as follows at December 31,2006 and 2005, and during the years then ended:

	2006	2005
At December 31:
Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans, includes smaller balance homogeneous loans	2,439,938	663,970
Impaired loans, included in nonaccrual loans	1,481,109	344,837
Amount of the allowance for loan losses allocated	32,000	35,000

During the year ended December 31:
Average of impaired loans during the year	$1,170,561	$530,728
Interest income recognized during impairment	—	—
Cash-basis interest income recognized during impairment	5,424	7,786

Interest income foregone on nonaccrual loans	$153,178	$59,207
Loans to principal officers, directors and their affiliates in 2006 were as follows:

Balances, January 1	$2,883,655
New loans	2,220,000
Repayments	(436,238)

Balances, December 31	$4,667,417

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 4 — PREMISES AND EQUIPMENT
Premises and equipment were as follows at December 31:

	2006	2005
Land	$524,559	$524,559
Office building	1,930,141	1,926,103
Leasehold improvements	977,068	977,068
Furniture, fixtures and equipment	1,687,164	1,517,919

Premises and equipment, cost	5,118,932	4,945,649
Less: Accumulated depreciation	(1,500,235)	(1,148,335)

Premises and equipment, net	$3,618,697	$3,797,314

During the years ending December 31, 2006 and 2005, depreciation expense was $410,769 and $339,676, respectively. Depreciation expense includes amortization of assets leased under capital leases.
The Company’s headquarters and the main banking office is located in leased premises at 305 West Liberty Street in Wooster, Ohio. Monthly rent for the first five years, which ended in April 2006, was $4,200 plus an amount equal to the monthly payment to amortize the construction costs of $550,000 over 180 months, with an interest rate of Prime plus ½%. The base rent increases every five years by the percentage increase in the Consumer Price Index over the same five-year period. Monthly base rent increased to $5,562 in May 2006. The building portion of the lease is accounted for as a capital lease while the land portion of the lease is accounted for as an operating lease, due to the land exceeding 25% of the total fair value of the property.
The Bank’s operations center is located at 111 South Buckeye Street in Wooster, Ohio. In August 2005, the Bank entered into a two-year renewal of the operating lease with annual rent of $27,343, including utilities and common area costs for the first year, followed by an increase of 3% to $28,093 annual rent in the second year with an additional option to renew.
The Stark County banking office is located at 4026 Dressler Road in Canton, Ohio. In 2001, the Bank entered a ten-year operating lease agreement for the property with two five-year renewal options. This lease was modified in 2002 as a result of the Company occupying additional space. Annual rent payments were $78,305 for the remainder of the first five years of the lease, which ended December 31, 2005. The rent under the lease increased to $88,851 for the second five years of the original term of the lease, increasing 15% each five-year term thereafter.
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

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 4 — PREMISES AND EQUIPMENT (Continued)
Rent expense was $254,887 and $232,014 for the years ended December 31, 2006 and 2005, respectively. Estimated rental commitments under all leases for their non-cancelable periods were as follows as of December 31, 2006:

	Operating	Capital
	Leases	Leases
2007	$199,862	$178,998
2008	183,474	181,248
2009	183,474	181,248
2010	183,474	181,248
2011	97,829	190,408
Thereafter	404,012	965,612

Total minimum lease payments	$1,252,125	1,878,762

Amounts representing interest		(938,579)

Present value of minimum lease payments		$940,183

NOTE 5 — INTANGIBLE ASSETS
As a result of a branch acquisition in 2004, the Bank recorded intangible assets of $749,612 related to identifiable intangibles. Accumulated amortization at December 31, 2006 and 2005, totaled $467,224 and $294,368 respectively. The asset is being amortized over an estimated life of six years using the sum-of-the-years’ digits method. Amortization expense totaled $172,856 and $213,930 during 2006 and 2005 respectively. The following table summarizes estimated amortization expense for the remainder of the asset’s estimated useful life:

2007	$131,781
2008	90,706
2009	49,632
2010	10,269
NOTE 6 — DEPOSITS
Certificates of deposit in denominations of $100,000 or more were $45,558,361 and $38,207,748 at December 31, 2006 and 2005, respectively.
Scheduled maturities of certificates of deposit were as follows at December 31, 2006:

2007	$78,106,221
2008	25,451,879
2009	3,206,640
2010	1,867,766
2011	720,990
Thereafter	124,168

$109,477,664

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
Included in certificates of deposit at December 31, 2006 were $1,619,217 obtained through the Certificate of Deposit Account Registry Service (CDARS). This service allows deposit customers to maintain fully insured balances in excess of the $100,000 FDIC insurance limit without the inconvenience of having multi-banking relatonships. Under the reciprocal program that the Bank is currently participating in, customers agree to allow the Bank to place their deposits with other participating banks in the CDARS program in insurable amounts under $100,000. In exchange, other banks in the program agree to place their deposits with Ohio Legacy Bank also in insurable amounts under $100,000.
The following is a schedule of average deposit amounts and average rates paid on each category for the year ended December 31:

	2006		2005
	Average	Average	Average	Average
	Balances	Rate	Balances	Rate

Noninterest-bearing demand deposits	$15,158,000	N/A	$12,893,000	N/A
Interest-bearing demand deposits	9,005,000	0.75%	10,497,000	0.78%
Savings accounts	11,637,000	0.82	19,856,000	0.99
Money market accounts	32,828,000	3.40	26,254,000	2.59
Certificates of deposit	100,369,000	4.16	91,617,000	3.11

Total deposits	$168,997,000		$161,117,000

NOTE 7 — REPURCHASE AGREEMENT
Repurchase agreements are financing arrangements that mature daily. Under the agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. The securities are held in a segregated safekeeping account at the Federal Home Loan Bank. Information concerning the repurchase agreements for 2006 is summarized as follows:

Average daily balance during the year	$2,608,000
Average interest rate during the year	4.27%
Maximum month-end balance during the year	$3,375,685
Interest rate at year-end	4.45%
Information concerning repurchase agreements for the year ended December 31, 2005 was as follows:

Average daily balance during the year	$840,000
Average interest rate during the year	3.42%
Maximum month-end balance during the year	$3,066,517
Interest rate at year-end	3.65%

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES
There were no overnight borrowings from the FHLB at Decemer 31, 2006. Overnight borrowings from the FHLB totaled $7,200,000 at December 31, 2005 with a variable-rate of 4.33%, which adjusts daily.
The following table details FHLB advances as of December 31:

	2006	2005
Thirty-month interest-only advance
2.77% fixed rate, maturing June 23, 2006	$—	$1,500,000
Three-year interest-only advance
3.07% fixed rate, maturing December 22, 2006	—	1,500,000
Three-year, constant monthly payment advance
2.26% fixed rate, final maturity October 1, 2006	—	853,818
Three-year interest-only advance
2.42% fixed rate, maturing March 10, 2007	5,000,000	5,000,000
Two-year interest-only advance
4.32% fixed rate, maturing September 7, 2007	2,000,000	2,000,000
Four-year, constant monthly payment advance
2.57% fixed rate, final maturity October 1, 2007	433,770	942,192
Twenty-seven month interest-only advance
4.94% fixed rate, maturing April 25, 2008	2,000,000	—
Three-year interest-only advance
4.89% fixed rate, maturing January 16, 2009	3,000,000	—
Three-year interest-only advance
5.24% fixed rate, maturing February 23, 2009	2,500,000	—
Four-year interest-only advance
4.98% fixed rate, maturing January 25, 2010	2,000,000	—
Four-year interest-only advance
5.25% fixed rate, maturing February 23, 2010	2,500,000	—

	$19,433,770	$11,796,010

Each interest only advance is payable at its maturity date and has a prepayment penalty if repaid prior to maturity. Each constant monthly payment advance provides for the amortization of principal along with the payment of interest according to a predetermined schedule. The advances were collateralized by a blanket pledge of eligible residential real estate loans. At December 31, 2006, the Bank had approximately $27,973,145 in additional borrowing capacity available for future advances based upon current residential real estate loans eligible for collateral. As of December 31, 2006, required principal payments on all FHLB advances over the next five years were:

2007	$7,433,770
2008	2,000,000
2009	5,500,000
2010	4,500,000
2011	—

$19,433,770

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
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
The Trust is not consolidated into the Company and the Company does not report the securities issued by the Trust as liabilities. Instead, the Company reports the subordinated debentures issued by Ohio Legacy to the Trust as liabilities as they are not eliminated in consolidation. Ohio Legacy’s equity investment in the Trust is accounted for using the equity method.
NOTE 10 — INCOME TAXES
Income tax expense was as follows during the year ended December 31:

	2006	2005
Current federal	$184,076	$319,623
Deferred federal	(109,648)	(133,880)
Change in valuation allowance	—	—

Total income tax expense (benefit)	$74,428	$185,743

Effective tax rates differ from federal statutory rates applied to financial statement earnings due to the following:

	2006	2005
Federal statutory rate (34%) times financial statement earnings	$54,887	$186,233

Effect of:
Tax exempt income net of disallowed interest expense	(13,229)	(10,162)
Stock-based compensation	11,793	—
Other, net	20,977	9,672

Total income tax benefit	$74,428	$185,743

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 10 — INCOME TAXES (Continued)
Deferred tax assets and liabilities were due to the following at December 31:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$525,810	$478,876
Deferred loan fees	69,384	75,096
Deferred compensation	38,608	38,608
Nonaccrual loan interest income	34,555	—
Intangible asset amortization	119,210	77,431
Stock-based compensation	14,987	—
Other	2,956	12,728
Unrealized loss on securities available for sale	249,852	326,053

Total deferred tax assets	1,055,362	1,008,792

Deferred tax liabilities:
Depreciation	(38,023)	(39,150)
Prepaid expenses	(28,127)	(32,673)
FHLB stock dividends	(45,016)	(26,418)
Other	(1,241)	(863)

Total deferred tax liabilities	(112,407)	(99,104)

Net deferred tax assets	$942,955	$909,688

NOTE 11 — STOCK BASED COMPENSATION
The Company granted 150,000 warrants (Director Warrants) to organizers of the Company at the time of closing of the 2000 Offering. The Director Warrants vest in equal percentages each year over a three-year period from the date of grant. Each warrant entitles the holder to purchase a share of common stock at $10.00 per share and will expire ten years from the date of issuance. At December 31, 2006, all Director Warrants were vested and exercisable. 18,000 warrants were forfeited during 2006. No warrants have been exercised to date.
The Company’s Board of Directors has adopted an Omnibus Stock Option, Stock Ownership and Long-Term Incentive Plan (Stock Ownership Plan). A total of 400,000 common shares are available for grants under the Stock Ownership Plan. The following types of awards may be granted under the Stock Ownership Plan to eligible persons: nonqualified stock options, incentive stock options and restricted stock. Under the Stock Ownership Plan, each nonemployee Director will be granted 2,500 nonqualified options at the time or soon after, that person first becomes a Director. This initial option grant will vest annually in equal amounts over a five-year term. In addition, each nonemployee Director will receive an annual grant of up to 1,000 nonqualified options during his or her tenure on the Board, which will vest immediately. Employee option grants usually vest three years from the date of grant. The exercise price of an option shall not be less than the fair market value of the underlying common stock on the date of the grant. In the event of a change in control of the Company, all outstanding options may become immediately exercisable in full at the discretion of the Compensation Committee of the Board of Directors. Otherwise, all outstanding options will terminate unless the successor corporation agrees to assume or replace such options with an equivalent entitlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 11 — STOCK-BASED COMPENSATION (continued)
The following table details stock option grants under the Stock Ownership Plan during the year ended December 31:

	2006			2005
			Weighted Average			Weighted Average
	Options		Exercise Price	Options		Exercise Price
Outstanding at January 1	285,750		$10.76	188,000		$10.22

Granted	35,375		9.44	99,500		11.76
Forfeited	(33,750)		10.58	(750)		10.83
Exercised	—		—	(1,000)		8.50

Outstanding at December 31	287,375		$10.62	285,750		$10.76

Exercisable at December 31	257,000		$10.76	248,250		$11.09

Weighted average remaining contractual life	7.1	years		7.8	years

	2006	2005
Weighted average fair value of options granted during the year:	4.58	5.49
A summary of unvested options as of December 31, 2006 and changes during the year ended December 31,2006 were as follows:

	Twelve Months Ended
	December 31, 2006
		Weighted Average
	Shares	Fair Value
Total unvested options
Unvested options, beginning of period	37,500	$2.99
Vested	(37,000)	3.25
Forfeited	(5,500)	2.94
Granted	35,375	4.58
Unvested options, end of period	30,375	$4.54
Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

	Year Ended December 31,
	2006	2005
Proceeds of options exercised	$—	$8,500
Related tax benefit recognized	—	1,530
Intrinsic value of options exercised	—	4,500
New shares were issued to satisfy these exercises. Future option exercises would be satisfied through the issuance of new shares.

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 11 — STOCK-BASED COMPENSATION (continued)
Options outstanding at December 31, 2006, were as follows:

	Outstanding			Exercisable
		Weighted Average	Weighted
		Remaining	Average		Weighted
		Contractual	Exercise		Average
Range of Exercise Prices	Number	Life (years)	Price	Number	Exercise Price
$8.50 — $9.99	75,375	7.83	$8.98	45,000	$8.72
$10.00	84,500	5.34	10.00	84,500	10.00
$12.00	127,500	7.90	12.00	127,500	12.00

	287,375	7.13	$10.62	257,000	$10.76

The intrinsic value of options outstanding as of December 31, 2006 was $8,875. The intrinsic value of exercisable options was also $8,875.
The fair value of common stock options and warrants was computed using the Black-Scholes option pricing model. The following table details the assumptions used to value stock options granted during the years ended December 31, 2006 and 2005, as of the grant date. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable and dividends are not currently being paid. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

	Oct. 2006	Oct. 2006	July 2006	May 2006	May 2006
	Stock	Stock	Stock	Stock	Stock
	Options	Options	Options	Options	Options
Options granted	1,000	1,500	3,000	500	29,375
Fair value, calculated	$4.19	$4.24	$4.36	$4.50	$4.64
Exercise price	$9.01	$9.00	$9.05	$9.27	$9.52
Risk-free interest rate, 10-year Treasury	4.68%	4.83%	5.06%	5.12%	5.10%
Expected stock price volatility	23.54%	23.54%	23.87%	24.14%	24.43%
Expected dividend rate	None	None	None	None	None
Expected life	7 years	7 years	7 years	7 years	7 years

	October 2005	August 2005	April 2005
	Stock Options	Stock Options	Stock Options
Options granted	5,000	5,000	89,500
Fair value, calculated	$4.42	$4.76	$5.59
Exercise price	9.22	10.00	12.00
Risk-free interest rate, 10-year Treasury	4.39%	4.23%	4.19%
Expected stock price volatility	26.62	26.99	25.91
Expected dividend rate	None	None	None
Expected life	10 years	10 years	10 years
In the fourth quarter of 2005 the Company accelerated its vesting schedule for all options that had an exercise price greater than or equal to the fair value on the date of the decision. The Company did this in order to not recognize compensation expense of $330,000, net of tax, associated with these options in future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 11 — STOCK-BAESD COMPENSATION (continued)
The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows:

Compensation
Costs
2007	$46,116
2008	44,272
2009	17,119

Total	$107,507

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
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Effective March 30, 2006, the Board of Governors of the Federal Reserve System adopted a final rule which increases the asset size threshold from $150 million to $500 million in consolidated assets for determining whether a bank holding company is exempted from the consolidation capital requirements. As such, only the Bank is subject to capital requirements as of December 31, 2006.
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

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 13 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)
Actual and required capital amounts (in thousands) and ratios are presented below at December 31:

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006

Total capital to risk-weighted assets
Ohio Legacy Bank	$22,055	12.8%	$13,823	8.0%	$17,279	10.0%

Tier 1 capital to risk-weighted assets
Ohio Legacy Bank	20,298	11.7	6,911	4.0	10,367	6.0

Tier 1 capital to average assets
Ohio Legacy Bank	20,298	8.9	9,157	4.0	11,446	5.0

2005

Total capital to risk-weighted assets
Ohio Legacy Corp	$23,197	15.4%	$12,081	8.0%	NA
Ohio Legacy Bank	21,250	14.1	12,093	8.0	$15,116	10.0%

Tier 1 capital to risk-weighted assets
Ohio Legacy Corp	21,608	14.3	6,040	4.0	NA
Ohio Legacy Bank	19,661	13.0	6,046	4.0	9,070	6.0

Tier 1 capital to average assets
Ohio Legacy Corp	21,608	10.4	8,310	4.0	NA
Ohio Legacy Bank	19,661	9.5	8,310	4.0	10,388	5.0
The payment of dividends by the Bank to Ohio Legacy and by Ohio Legacy to shareholders is subject to restrictions by regulatory agencies. These restrictions generally limit dividends to the sum of current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above. During 2007, the Bank could, without prior approval, declare dividends to Ohio Legacy of approximately $1,106,000 plus any 2007 net profits retained to the date of the dividends’ declaration.
At December 31, 2006 and 2005, the most recent regulatory notifications categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 14 — LOAN COMMITMENTS AND RELATED ACTIVITIES
Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The contractual amount of loan commitments with off-balance sheet risk was as follows at December 31:

	2006	2005
Commitments to make loans:
Variable-rate	$3,643,000	$702,000
Fixed-rate	—	123,000

Unused lines of credit, variable-rate	$20,633,000	$19,052,000
Standby letters of credit	$599,000	$220,000
NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amount and estimated fair values of financial instruments were as follows at December 31:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$13,039,865	$13,040,000	$8,122,546	$8,122,000
Securities available for sale	26,945,022	26,945,000	33,032,297	33,032,000
Securities held to maturity	2,201,682	2,166,000	838,224	823,000
Loans held for sale	1,212,470	1,230,000	—	—
Loans, net	177,021,214	175,440,000	158,182,319	156,306,000
Federal bank stock	1,541,200	1,541,000	1,479,500	1,479,000
Accrued interest receivable	917,811	918,000	811,449	811,000

Financial liabilities:
Deposits	$(186,316,868)	$(187,760,000)	$(162,897,048)	$(163,480,000)
Repurchase agreements	(1,317,527)	(1,317,000)	(3,066,517)	(3,066,000)
Subordinated debentures	(3,325,000)	(3,337,000)	(3,325,000)	(3,406,000)
Overnight FHLB advances	—	—	(7,200,000)	(7,200,000)
FHLB advances	(19,433,770)	(19,301,000)	(11,796,010)	(11,549,000)
Accrued interest payable	(426,365)	(426,000)	(316,100)	(316,000)
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

OHIO LEGACY CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 16 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS

	As of December 31,
	2006	2005
ASSETS
Cash and cash equivalents	$1,270,165	$1,596,731
Investment in subsidiary, Ohio Legacy Bank, N.A.	20,094,088	19,483,579
Other assets	426,624	397,377

Total assets	$21,790,877	$21,477,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debenture to Ohio Legacy Trust I	$3,325,000	$3,325,000
Other liabilities	47,320	47,812
Shareholders’ equity	18,418,557	18,104,875

Total liabilities and shareholders’ equity	$21,790,877	$21,477,687

CONDENSED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2006	2005
Interest income	$—	$3,575
Interest expense	(282,893)	(282,893)

Net interest expense	(282,893)	(279,318)

Loss on investment in Ohio Legacy Trust I	(8,074)	(8,074)
Professional fees	(146,240)	(154,739)
Other income (expense)	(115,208)	16,041

Loss before undistributed earnings of subsidiary	(552,415)	(426,090)

Equity in undistributed earnings of subsidiary	462,591	643,645

Earnings before income taxes	(89,824)	217,555

Income tax benefit	(176,824)	(144,445)

Net earnings	$87,000	$362,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended December 31, 2006 and 2005
NOTE 16 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2006	2005
Cash flows from operating activities:
Net Earnings	$87,000	$362,000
Adjustments:
Equity in undistributed earnings of subsidiary	(462,591)	(643,645)
Loss on investment in Ohio Legacy Trust I	8,074	8,074
Stock options expense	78,764	—
Net change in other assets and other liabilities	(37,813)	171,285

Net used by operating activities	(326,566)	(102,286)

Cash flows from investing activities:
Investment in subsidiary	—	—

Net cash used by investing activities	—	—

Cash flows from financing activities:
Proceeds from exercise of stock warrants	—	923,440
Proceeds from exercise of options	—	8,500
Redemption of stock warrants	—	(9,239)

Net cash from financing activities	—	922,701

Net change in cash and cash equivalents	(326,566)	820,415
Beginning cash and cash equivalents	1,596,731	776,316

Ending cash and cash equivalents	$1,270,165	$1,596,731

NOTE 17 — OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related tax effects were as follows during the year ended December 31:

	2006	2005
Net unrealized holding gains (losses) on available for sale securities during the period	$224,119	$(638,986)
Tax effect related to current period net unrealized losses on available for sale securities	(76,201)	217,256

Other comprehensive income (loss)	$147,918	$(421,730)

OHIO LEGACY CORP
COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2006 and 2005, and for the years then ended

(Dollars in thousands, except per share data)	2006	2005
Balance Sheet Data:
Total assets	$230,484	$208,018
Securities available for sale	26,945	33,032
Securities held to maturity	2,202	838
Loans, net of deferred fees	178,778	159,772
Allowance for loan losses	(1,757)	(1,589)
Total deposits	186,317	162,897
Total borrowings	24,076	25,388
Shareholders’ equity	18,419	18,105
Average assets	218,915	201,465
Average shareholders’ equity	17,877	17,685

Income Statement Data:
Total interest income	$13,577	$11,355
Total interest expense	6,993	4,740

Net interest income	6,584	6,615
Provision for loan losses	467	523

Net interest income after provision for loan losses	6,117	6,092
Noninterest income	1,139	583
Noninterest expense	7,095	6,127

Earnings before income tax benefit	161	548
Income tax expense (benefit)	74	186

Net earnings	$87	$362

Per Share Data:
Basic net earnings per share	$0.04	$0.17
Diluted net earnings per share	$0.04	$0.16
Average shares used in earnings per share calculations:
Basic	2,214,564	2,165,392
Diluted	2,218,335	2,205,700
Tangible book value per share at year-end	$8.19	$7.97

Operating Ratios and Other Key Metrics:
Total net loans to total deposits	95.01%	97.11%
Total shareholders’ equity to total assets	7.99	8.70
Average shareholders’ equity to average assets	8.17	8.78
Return on average equity	0.49	2.05
Return on average assets	0.04	0.18
Allowance for loan losses to total loans	0.98	0.99
Interest spread	2.76	3.12
Net interest margin	3.18	3.45
Efficiency ratio (1) (2)	89.63	82.15
Noninterest income to average assets (1)	0.52	0.29
Noninterest expense to average assets (2)	3.16	2.94

(1)	Excludes gains on sales of securities

(2)	Excludes amortization of intangible assets

MANAGEMENT’S DISCUSSION AND ANALYSIS
In the following section, management presents an analysis of Ohio Legacy Corp’s financial condition and results of operations as of and for the years ended December 31, 2006 and 2005. This discussion is provided to give shareholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report. As used herein and except as the context may otherwise require, references to “the Company,” “we,” “us,” or “our” means, collectively, Ohio Legacy Corp (Ohio Legacy) and its wholly-owned subsidiary, Ohio Legacy Bank, N.A. (the Bank).
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
OVERVIEW AND OUTLOOK
Fiscal 2006 was a difficult year for the Company. We operated nearly the entire year in an inverted yield curve; where long term rates are actually lower than short-term rates. The Company historically has funded longer-term loans with shorter-term deposits. This and the relative youth of the Company has created a pattern of over-reliance on higher costing certificates of deposits for funding. The end result in 2006 was significant margin compression. In “laymen’s terms,” when your average deposits increase in cost from 3.21% in January to 4.18% in December and your earning assets only move from generating a yield of 6.24% in January to 6.68% in December your net interest income number will decrease. This is exactly what happened to Ohio Legacy in 2006. One could ask “why wasn’t this anticipated?” and that would be a fair question. While many of the characteristics of this dynamic were self-inflicted, the Federal Reserve Bank raising rates four times in the first 5 months of 2006, after raising them consistently throughout 2005, exacerbated an already deteriorating situation. All of this said, management is responsible for building a balance sheet and a company that can be reasonably profitable, even in these unique financial times.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
To this end we have established three primary goals that speak to the type of Company we are working to create:
•	Transforming our balance sheet by developing better and deeper banking relationships that allow us to grow our core/low cost deposit base.

•	Continuing to grow our top-line revenue at a faster pace which will help us improve our efficiency ratio.

•	Continuing to grow our balance sheet at better than peer averages while maintaining our credit quality standards and improving the earnings profile of the Company.
While we clearly did not reach our financial performance expectations we did make significant progress against our three overarching goals and we discuss our progress against these goals as well as provide a complete account for our performance in the narrative below.
Our first goal is also our first priority: transforming our balance sheet through the growth of low cost core deposits. Core deposits are checking, savings and money market accounts. This is a transformational goal as we believe the core deposit relationship defines for the client who they bank with. We want our bankers to pursue relationships, not just accounts. So the acquisition of the core deposit account requires us to change our culture, our way of thinking, our incentive systems – the entire way we do business. To the extent that we are successful in this we will lower our cost of funds, increase our margins, increase our income and most importantly make friends not just customers. Customers, in this day and age can come and go, friends stick around. We discuss our deposit growth at length in the Deposit section but an overview will tell you that we grew total deposits over $23 million or just over 14%. Of that growth $1.6 million was in noninterest bearing checking accounts and $6.2 million was in core deposit accounts. This performance, while representing a good start, was not enough to overcome the margin compression we experienced due to the sheer volume of certificates of deposit the Company has.
Our second goal recognizes that our efficiency ratio is extremely high. We believe that the efficiency ratio is a symptom, however, not a cause in and of itself. The efficiency ratio is explained by many as the relationship between how much you are required to spend in order to generate revenue. Therefore an efficiency ratio of 65% would be interpreted as “every $.65 spent generates a dollar in revenue.” Most banks focus on the expense part of this equation. We have reviewed our expense numbers very carefully against both our own expectations and our peer averages. In short our challenge is not to manage expense down, it is to manage revenue up. Our top line revenue last year increased over $2.8 million dollars when compared to 2005. This was a solid increase and tells us that we did a good job with regards to managing our interest and fee income. Like our first goal it represents a good start. Given the significant investment we have made in facilities, staff, systems, etc. and the realities of our largest expense – interest – we must grow this number significantly in 2007 if we are to make progress toward our financial goals.
In order to grow our revenue, we must grow our balance sheet. We intend to continue to grow loans and to the fullest extent possible fund these loans with core deposits. This should improve our margin and therefore our income. Additionally it is imperative that we minimize credit related losses. For the second year in a row we took a large provision for loan loss reserve in the fourth quarter of 2006. For the quarter we provided $225,000 to the reserve. This was $165,000 over budget and was tied directly to an increase in charge-offs and a number of loans being marked down in value to reflect real market value. These resulted from improved loan monitoring and problem loan identification. We believe that through active portfolio management, appropriate underwriting and approval processes combined with proactive recovery disciplines that this number should be much less. While there is some truth to the conventional wisdom that as your loan portfolio seasons credit problems are more likely, we reject this old axiom as an excuse for the up-tick in charge-offs, non-accrual and watch list loans that we have experienced over the second half of 2006. It is our intention that as we fix these loans, we will do so by fixing the processes that created them in the first place. We discuss the processes that we have put in place at length in the narrative below.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
OVERVIEW OF STRATEGIC DEVELOPMENTS
In 2006 we took several actions tied into our three primary goals:
•	Mortgage Banking – we built and deployed a mortgage banking team that is responsible for originating mortgage loans and then selling them into the secondary mortgage market. Historically our approach to Mortgage banking has been to originate fixed rate loans on 15 and 30 year terms and then hold them until maturity in our loan portfolio. This creates the dynamic discussed above where short term deposits are funding extremely long term loans. By selling the mortgage into the secondary market we eliminate the interest risk associated with carrying the loan from our portfolio, realize a fee for selling the loan to investors and still maintain our cross-sell opportunities with clients. This approach to the mortgage business addresses all of our primary goals simultaneously. This did require an investment as we were fortunate to be able to hire several seasoned mortgage professionals away from their current employers. Additionally we started this business in a “down” market which has delayed some of the revenue realization that we had planned on. During the last quarter we recognized $24,000 in “gain on sale of loans.” Given that this business was not started until September we remain confident that this approach is sound and will pay significant dividends.

•	Business Banking – we added two Business Bankers in 2006. These individuals are primarily responsible for growing our commercial deposit business through the sale of traditional deposit products and cash management services to our small business and commercial client and prospect base. Our business bankers coordinate the marketing efforts of our commercial bankers and banking center managers by acting as team leaders in their respective markets for client development. In just six months our business bankers accounted for over $3.0 million in core deposit growth, half of our annual total. This approach is not new to the industry, however it is new in some of our markets and we believe the early results are indicative of what we can expect to achieve consistently.

•	Account Retention – we added an account retention program in the second half of 2006. Why a retention program when we are only 6 years old? We believe that it is critical to have relationships with our clients; it is the relationship that transforms customers into clients. Additionally it is the relationship that earns our right to understand needs more fully and to present new alternatives as well as ask for the opportunity to serve friends and family of our clients. While this program will grow over time to include a number of elements, we introduced the Legacy Club in the third quarter. Legacy Club clients are eligible to participate in travel and social events sponsored by the club. The club coordinator is a seasoned banker with over 15 years of experience in running retention programs at the regional bank level. This program in a little over 3 months has generated over $1.0 million in new deposits.

•	Credit Risk Management – we transitioned from a “Directors Loan Committee” to the Credit Risk Management Committee in mid-year. There is much more than a name change here – we instituted a variety of new reporting disciplines for the tracking of credit quality trends in the industry and in our Company. This is a Committee of the Bank’s Board of Directors. This Committee monitors monthly changes in our risk profile, the results of external loan reviews and assesses the adequacy of our processes, policies and reserves. Our external loan review partner reports directly to this Committee much the same way our auditors report to the Audit Committee. Credit quality has our full attention and this Committee helps to assure that.
Management remains bullish on the banking market in Northern Ohio. There continues to be significant consolidation activity amongst the large banking companies. This was evidenced in 2006 by the completion of the acquisition of Unizan by Huntington and at the very end of the year by the announcement of the intention of Sky Bank and Huntington to merge. These are two significant competitors of our Company and should create opportunity for us, particularly in Stark County. It is our contention that the foundational rebuilding of the Company, which we have been engaged in over the last year, will serve us in 2007 and beyond as we continue to acquire market share and begin to turn the financial results of the Company around.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
CRITICAL ACCOUNTING POLICIES
The preparation of the consolidated financial statements and related disclosures in accordance with U.S. generally accepted accounting principles requires us to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have utilized available information including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating our estimates inherent in these financial statements may not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operation to similar businesses.
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
FINANCIAL CONDITION — DECEMBER 31, 2006, COMPARED TO DECEMBER 31, 2005
Overview. The Company continued to successfully grow loans. Total assets increased nearly $22.5 million or 10.8% during 2006. This growth was funded through deposit growth of $23.4 million, including growth of $14 million in the North Canton Office. Our asset mix remained relatively unchanged from 2005 with cash and cash equivalents and securities at $42.3 million compared to $42.1 million in 2005. This represented a drop from 20.2% of total assets to 18.3%. Loans comprised 76% of total assets at year end 2005 and 77% at year end 2006. Total deposits, as mentioned above, grew $23.4 million; however $17.2 million of that growth came in certificates of deposits with the remaining $6.2 coming in core deposit growth. Noninterest bearing deposits did grow $1.6 million. We are pleased to see growth in core deposits and particularly in noninterest bearing deposits, however, we need to grow this category at a much faster rate in order to reverse the compression we’ve experienced in spread and margin.
Cash and cash equivalents. Cash and cash equivalents increased $4.9 million during the year. The increase came as our Fed funds position and cash position both increased as our securities portfolio decreased $4.7 million.
Securities. We continue to manage the securities portfolio to provide cash flow to fund loan growth and to protect against price erosion in a rising-rate environment. This cash flow resulted in a $4.7 million reduction in the portfolio balance in the year over year comparison.
Loans. At December 31, 2006, the loan portfolio, net of the allowance for loan losses and deferred fees, was $177.0 million, an increase of $18.8 million, or 11.9%, from December 31, 2005. The mix of loans in the portfolio remained relatively unchanged with commercial loans at 10.4%, commercial real estate loans at 36.4%, residential real estate loans at 41.8%, construction loans at 5.7% and consumer and home equity lines of credit at 5.7%. We are intentionally trying to reduce the overall exposure the Company has to fixed rate residential mortgages. These 15 and 30 year loans place undesired pressure on our ability to manage interest rate risk. Our mortgage efforts are to sell newly originated 15 and 30 year loans into the secondary market and portfolio only variable rate mortgages with no amortization longer than 5 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
Throughout the year we experienced improvement in loan yields. Yields on earning assets rose from 5.91% for the year ended December 31, 2005 to 6.54% for the year ended December 31, 2006. Concurrently interest rate spreads and margins compressed, due to the dramatic changes in our funding costs. With over 58% of deposits comprised of CD’s with an average maturity of less than 13 months the continual increase in deposit rates far outpaced the improvement in loan yields we experienced. We review loan pricing regularly against our cost of funds and against our competitors. We review our performance in loans that we win and lose as well as our competitors loan yields from a peer comparison viewpoint. We believe that we are appropriately priced on the loan side of our balance sheet. We will attempt to increase the number of loans that we have floating with prime so that we are not as exposed to swings in rates as we are today. This means that we may miss out on a large movement in one direction or the other. However over time we believe that this represents a prudent and conservative strategy.
Allowance for loan losses. By every measure, our credit quality showed deterioration in 2006. Compared against December 31, 2005, our delinquency performance declined, ending with 90 day delinquent non-accrual loans at 1.36% of the portfolio compared to 0.42% of total loans in 2005. Total delinquencies at December 31, 2006 were 1.69% compared to 1.12% of total loans in 2005. Charge-offs as a percentage of average loans increased from 0.13% in 2005 to 0.18% in 2006. The Company increased its loan loss reserve from $1.59 million at December 31, 2005 to $1.76 million at December 31, 2006. We are not pleased with this performance; however we did take several proactive measures throughout 2006 to address our credit risk management efforts.
Credit Risk Management Committee – we transitioned from a “Directors Loan Committee” to the Credit Risk Management Committee in mid-year. There is much more than a name change here – we instituted a variety of new reporting disciplines for the tracking of credit quality trends in the industry and in our company. The Committee monitors monthly changes in our risk profile, the results of external loan reviews and assesses the adequacy of our processes, policies and reserves.
External Review – we have increased the scope of our external loan review partner to include a greater random selection of loans that are reviewed as well as each quarter looking at a group of loans that are similar by industry, classification or collateral description. Our goal here is to gain insights into our approval and credit management processes as well as criticism of individual credit decisions.
Portfolio Reviews – we have instituted a discipline of annual reviews by senior management of each Commercial Banker’s loan portfolio by relationship size. We completed our first review of all outstanding loan relationships over $500,000 in November and will review all relationships between $250,000 and $500,000 in the first quarter of 2007.
Premises and equipment. The net investment in premises and equipment decreased $179,000, driven by $410,800 in depreciation expense.
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
Accrued interest receivable and other assets. The modest decrease in accrued interest receivable and other assets can be attributed to a decrease in mortgage-backed securities principal payments in process, partially offset by an increase in accrued interest receivable.
Deposits. For 2006 total deposits increased $23.4 million or 14.4%. Non-interest bearing deposits increased $1.6 million for the year or 10.3%. Core deposit balances increased $6.2 million or 8.8%. Our primary focus in our deposit strategy remains rooted in the growth of our non-interest bearing checking accounts and total core deposits
Repurchase agreements. During the year repurchase agreements decreased from $3.1 million at year end 2005 to $1.3 million in 2006.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
FHLB advances, subordinated debentures. At year end 2006 we did not have any overnight borrowings as we have been using our improving cash position to pay these advances off. We also repaid fixed-rate advances of $3.0 million in 2006. We obtained $12 million of new funding from the FHLB during the year. The FHLB is an alternative funding source and one we will continue to rely on both as a source of liquidity and as part of our interest rate risk management strategy.
The subordinated debentures are further described in Note 9 to the consolidated financial statements and may be extinguished prior to maturity, at the Company’s option. All FHLB term borrowings and the subordinated debentures are fixed rate.
Accrued interest payable and other liabilities. The increase in accrued interest payable is attributable to the increase in the balances of and the cost of CDs during 2006.
RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2006 AND 2005
Net interest income. Net interest income for 2006 decreased slightly, down $31,000 compared to 2005. This decrease is directly attributable to increased deposit costs and the historic reliance on CDs and FHLB advances to fund the loan growth. Funding costs increased 99 basis points year over year from 2.79% to 3.78%. This represented a $1.83 million increase in funding costs.
Interest income. Loan yield drove some of the improvements in interest income for the year. Loan yields improved from 6.61% in 2005 to 7.07% in 2006. This accounted for an increase of $0.8 million in interest income. The remaining increase of $1.6 million was from loan growth.
Interest expense. Interest expense on deposits increased $1.64 million due to the dynamic of CDs repricing at an increasing pace, in an increasing rate environment. The relative short average maturity of the portfolio of 13 months continued to place pressure on interest expense in 2006. Market competition has pushed shorter and shorter terms, it is assumed, in anticipation of rate reductions in 2007. We anticipate more of the same, at least through the first half of 2007 until it becomes clear where rates on the short end of the yield curve are headed. Interest expense on borrowings increased $608,000 year over year, due in large part to an increase in borrowings during the first half of the year. This brought the total for interest expense in 2006 up to $6.99 million, an increase of $2.25 million over 2005.
Provision for loan losses. The provision for loan losses in 2006 was $467,000 compared to $523,000 in 2005. The provision decreased in 2006 primarily due to a large provision taken in 2005 to cover two significant loans that were downgraded. We did have a large increase in provision expense in the fourth quarter of 2006 compared to the first nine months of the year with $225,000 of the total recorded in the last quarter. But we do not anticipate that this is a trend or that it will become a trend.
Noninterest income. For the year ended December 31, 2006, noninterest income increased to $1,139,000 from $583,000 in 2005, an increase of 96%. This increase is attributable primarily to changes in our fee schedule including the adoption of new overdraft regimen, the growth in deposit accounts and the transaction fees these accounts generate and a number of new cash management products introduced for business banking customers that generate fees. We anticipate continued growth in our fee businesses in 2007 as our gain on sale income begins to catch up with our investment in the mortgage business and through our continued focus on the sale of cash management products.
Noninterest expense. Total noninterest expense increased to $7.1 million during 2006, a 16% increase from 2005. This represents a slower rate of increase over the 30% increase from 2004 to 2005. The increase is accounted for primarily in salaries and benefits; up $800,000 over 2005. The Company added several key management positions in 2006 and the new North Canton Branch office in late 2005. The branch staff expense, the addition of our Mortgage Banking group and additions to our Business and Commercial Banking team are beginning to show positive results. Occupancy expense increased $135,000 for the period, primarily as a result of the branch expansion. Data processing costs increased $44,000 for the period. This is much slower growth than the $133,000 from 2004 to 2005 which is a result of a favorable contract renegotiated in early 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
Additional staff expense is primarily accounted for in four areas:
New Branch Expansion – the North Canton Branch was only partially accounted for in 2005 as it opened the last week of October. A full year of expense is reflected in 2006.
Mortgage Banking – early in 2006 it became apparent that our significant position in residential mortgages was negatively impacting our margin, earnings and credit quality portfolio – simultaneously we became aware of the opportunity to add a small group of highly-trained, seasoned mortgage professionals. This team was assembled and in place by November of 2006.
Business and Commercial Banking – as we have reinvigorated our strategy of focusing on small to medium business banking clients we found it necessary to add to our Business and Commercial Banking team. We added 3 seasoned bankers in Canton and Wooster who have already played an important role in acquiring business relationships.
Executive Team – while we began the CEO transition and added a Chief Deposit Officer in 2005, those changes were fully reflected in 2006 vs. a half year in 2005.
Income taxes. Income taxes decreased from $186,000 to $74,000 in 2006. This is a result of lower pretax earnings.
RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2005 AND 2004
Net interest income. Net interest income for 2005 increased 15% to $6.6 million, driven by the increase in average interest earning assets. This increase was concentrated in loan growth. Additionally, improvement in the average earning asset yield, up 33 basis points, to 5.91% year over year positively impacted interest income. This improvement was somewhat offset by increased deposit costs and the continued reliance on CDs and FHLB advances to fund the loan growth. Funding costs increased 32 basis points year over year to 2.79%, up over 13% compared to 2004.
Interest income. Loan yield drove most of the improvements in interest income for the year. The yield on the securities portfolio was basically flat for the year, averaging 3.75%, however this did improve slightly in the fourth quarter to 3.81%.
Interest expense. Interest expense on deposits increased $1.0 million due to the dynamic of CDs repricing in an increasing rate environment. The relative short average maturity of the portfolio of 13 months that benefited the Company in 2004 (CDs had repriced in the falling rate environment of 2003 and early 2004) hurt the Company in 2005.
Provision for loan losses. The provision for loan losses increased to $523,000 in 2005 compared to $306,000 in 2004. The provision increased in 2005 primarily due to the downgrade of two large loans as discussed in the allowance for loan losses section above.
Noninterest income. For the year ended December 31, 2005, noninterest income increased to $583,000 from $446,000 in 2004. This increase is due primarily to the increase in demand deposit accounts and the transaction fees those accounts generate. Excluding extraordinary gains on sales of assets, noninterest income increased 30% during 2005. Noninterest income excluding such gains was 0.29% of average assets during 2005 compared to 0.25% in 2004
Noninterest expense. Total noninterest expense increased to $6.1 million during 2005, a 30% increase from 2004. Salaries and benefits were $836,000 higher in 2005, accounting for 60% of the increase in expense.
Occupancy and equipment expenses increased with the recognition of a full years expense of the Milltown banking office acquired in August 2004 and also the opening of our North Canton Office in November of 2005.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
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
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The following table presents, as of December 31, 2006, our significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note
(Dollars in thousands)	Reference	2007	2008	2009	2010	2011	Thereafter
Certificates of deposit	6	$78,106	$25,452	$3,207	$1,868	$720	$124
Repurchase agreements	7	1,318	—	—	—	—	—
FHLB advances	8	7,434	2,000	5,500	4,500	—	—
Subordinated debentures (1)	9	—	—	—	—	—	$3,325
Capital lease obligations (2)	4	179	181	181	181	190	966
Operating leases	4	200	183	183	183	98	404
Deposits without maturity		76,839	—	—	—	—	—

(1)	The subordinated debentures are redeemable at par starting March 31, 2007, at the Company’s option, any time prior to maturity, which is March 31, 2022.

(2)	Includes $939 of amounts allocable to interest payments over the remaining term of the leases.
Note 14 to the consolidated financial statements discuss in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit.
At December 31, 2006, we had no unconsolidated, related special purpose entities other than Ohio Legacy Trust 1, as reported in Note 9 to the consolidated financial statements, nor did we engage in derivatives and hedging contracts, such as interest rate swaps, that may expose us to liabilities greater than the amounts recorded on the consolidated balance sheet. Approximately 11% of our certificate of deposit portfolio contains variable and adjustable-rate options that may result in higher interest expense, should the customer chose to adjust their rate. Our investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, we may pursue certain contracts, such as interest rate swaps, in our efforts to execute a sound and defensive interest rate risk management policy.

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
Cash and cash equivalents increased from $8.1 million to $13.0 million at December 31, 2006. Cash and cash equivalents represented 5.7% of total assets at December 31, 2006, and 3.9% of total assets at December 31, 2005.
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
CAPITAL RESOURCES
Total shareholders’ equity was $18.4 million at December 31, 2006, compared to $18.1 million at December 31, 2005. The increase was largely due to earnings for 2006 and other comprehensive income for 2006.
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
Regulations require a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital, and a leverage ratio of 4.0%. The Bank’s total risk-based capital is made up of Tier 1 capital and Tier 2 capital. Tier 1 capital is total shareholders’ equity, less any intangible assets. Tier 2 capital is Tier 1 capital plus the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets). The Bank met all regulatory capital requirements at December 31, 2006 and 2005 (see Note 13 to the consolidated financial statements).
The payment of dividends by the Bank to Ohio Legacy is subject to restrictions by regulatory agencies. These restrictions generally limit dividends from the Bank to Ohio Legacy to the sum of the Bank’s current year’s and the prior two years’ retained earnings, as defined. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described above.

OHIO LEGACY CORP
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
INTEREST RATE SENSITIVITY
The following table details the variable rate composition of our interest-earning assets at December 31:

	Percent variable rate
	2006	2005
Interest-bearing deposits and federal funds sold	100%	100%
Securities	34	43
Loans	72	75
Federal bank stock	100	100
Total interest-earning assets	68	70
We perform monthly interest rate and liquidity risk analysis internally. We use this information to assist in managing the balance sheet to reduce the impact of changes in interest rates on earnings and equity. Approximately 31% of the interest-earning assets and 75% of the interest-bearing liabilities on our balance sheet at December 31, 2006, were scheduled to mature or could reprice during 2007. However, approximately 11% of our CD portfolio requires the customer to exercise an option to adjust the rate on their CD. There is no assurance that all customers who are eligible to increase the rate on their accounts will actually exercise that option.
We believe that we are “liability sensitive” over a twelve-month horizon at December 31, 2006. Usually, this would mean an increasing rate environment would cause a drop in net interest income. However, we can not be certain that our net interest income will contract because the composition of our assets and liabilities is constantly changing due to the variability of our loan prepayment experience, the behavior of core deposit customers and other factors.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
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
The Company filed a number of corporate governance documents, including codes of conduct and ethics and committee charters with the SEC. These documents are also available on the Company’s website at http://www.ohiolegacycorp.com. On that website, shareholders and other interested parties can access the Company’s periodic and annual filings with the SEC, the Company’s Annual Report to Shareholders and insider transaction filings subject to Section 16(a) of the Exchange Act. These documents are provided free of charge and will be posted to the website as soon as practicable after the documents are filed electronically with the SEC. Additionally, inquiries or requests for paper documents can be made through the contacts listed on page 42 of this annual report.
PERFORMANCE GRAPH
The following graph compares the cumulative total shareholder return on the Company’s common shares from June 28, 2002, until December 29, 2006, with the cumulative total return, including reinvestment of dividends, of the NASDAQ Composite Index and the NASDAQ Bank Index. The graph assumes the investment of $100 in the Company’s common shares, the NASDAQ Composite Index and the NASDAQ Bank Index.

	6/28/2002	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Ohio Legacy Corp (OLCB)	100	100.6	127.9	176.5	110.6	110.6
NASDAQ Composite Index	100	98.6	147.4	160.4	163.8	163.8
NASDAQ Bank Index	100	100.8	129.7	148.4	145.0	145.0

OHIO LEGACY CORP
CORPORATE INFORMATION
EXECUTIVE OFFICERS OF OHIO LEGACY CORP AND OHIO LEGACY BANK, N.A.
D. Michael Kramer, President and Chief Executive Officer and acting Chief Financial Officer
Steven G. Pettit, Senior Loan Officer and President of the Stark County Region
Derek G. Williams, Senior Vice President and Chief Deposit Officer
E. Scott Dodds, Senior Vice President Mortgage Banking
Robert E. Boss, Senior Vice President of Commercial Lending and President of the Holmes County Region
Daniel H. Plumly, Chairman of the Board and Corporate Secretary
DIRECTORS OF OHIO LEGACY CORP

D. William Allen	Gregory A. Long
Chief Financial Officer,	President
National Pro Football Hall of Fame	Long, Cook & Samsa, Inc. CPA’s
Canton, Ohio	Wooster, Ohio

J. Edward Diamond	Daniel H. Plumly, Chairman
Private investor	Member, Critchfield, Critchfield & Johnston, Ltd.
Canton, Ohio	Wooster, Ohio

Robert F. Belden	D. Michael Kramer
President	President and Chief Executive Officer
Belden Brick Company	Ohio Legacy Corp and Ohio Legacy Bank, N.A.
Canton, Ohio	Wooster, Ohio

Scott J. Fitzpatrick	Melvin Yoder
Partner	President
Fitzpatrick Enterprises	Yoder Lumber
Canton, Ohio	Sugarcreek, Ohio
CORPORATE AND BANK LOCATIONS

Corporate and Main Office	Milltown Office	Canton Office	Millersburg Office
305 West Liberty Street	3562 Commerce Parkway	4026 Dressler Road NW	225 N. Clay Street
Wooster, Ohio 44691	Wooster, Ohio 44691	Canton, Ohio 44718	Millersburg, Ohio 44654
North Canton Office
600 South Main Street
North Canton, Ohio 44720

SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS	SPECIAL COUNSEL	CORPORATE COUNSEL

Crowe Chizek and Company LLC	Squire, Sanders & Dempsey L.L.P.	Critchfield, Critchfield & Johnston Ltd.
Suite 205	4900 Key Tower	225 North Market Street
5900 Landerbrook Drive	127 Public Square	Wooster, Ohio 44691
Cleveland, Ohio 44124	Cleveland, Ohio 44114
ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m. on April 26, 2007, at the Wooster Country Club, located at 1251 Oak Hill Road, Wooster, Ohio, 44691.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Ohio Legacy Corp’s common stock is publicly traded on the NASDAQ Capital Market under the ticker symbol OLCB. At March 1, 2007, there were 2,214,564 Common Shares of the Company issued and outstanding and there were 276 holders of record. The following table summarizes the highest and lowest closing price of the Company’s stock during 2006 and 2005:

	2006		2005
	HIGH	LOW	HIGH	LOW
First Quarter	$10.75	$9.67	$14.98	$12.75
Second Quarter	9.80	9.10	12.99	10.24
Third Quarter	9.47	8.80	10.74	9.24
Fourth Quarter	9.35	8.50	9.95	9.05
No cash dividends were paid during 2006 or 2005. See Note 13 to the consolidated financial statements for a discussion of the restrictions on the Company’s ability to pay dividends.

SHAREHOLDER AND GENERAL INQUIRES	TRANSFER AGENT

D. Michael Kramer, Chief Executive Officer	Illinois Stock Transfer Company
Ohio Legacy Corp	209 West Jackson Boulevard
305 West Liberty Street	Suite 903
Wooster, Ohio 44691	Chicago, Illinois 60606
330-263-1955	312-427-2953
A copy of Ohio Legacy Corp’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and other periodic filings with the Securities and Exchange Commission may be obtained without charge by submitting a written request to Ohio Legacy Corp or by accessing the Company’s website at http://www.ohiolegacycorp.com.

OHIO LEGACY CORP
We’re a community bank
that supports and participates
in the communities we serve.
In 2006 we supported these community organizations:

Alice Noble Ice Arena	Holmes County Junior Fair Awards	Triway Boys Basketball
American Heart Association	Holmes County Park District	Triway Girls Basketball
American Red Cross	Holmes County Sheriffs Reserve	Wooster High School Athletics
Buckeye Council — BSA	Holmes Fire District #1 Fire Fighters	Wayne Center for the Arts
Canton Regional Chamber of Commerce	Hoops 4 Healing Foundation Inc.	Wayne County Historical Society
Canton Symphony Orchestra	Hoover High School Lacrosse	Wayne County Humane Society
Cavaliers Charities	J R Coleman Family Services	Wayne County Performing Arts Council
Central Christian School	Joel Pomerene Foundation	Wayne-Holmes Soap Box Derby
Child & Adolescent Service Center	Junior Achievement	West Fork Community & Senior Center
Christian Children’s Home of Ohio	Killbuck Early American Days	West Holmes Academic Booster
College of Wooster	Killbuck Little League	West Holmes Athletic Boosters
Domestic Violence Project Inc.	Lake Community YMCA	Wooster Main Street Foundation
Every Woman’s House	Malone College	Wooster High School Yearbook
Family Life Center	Millersburg Baseball Association	Wooster Area Chamber of Commerce
GlenOak High School Baseball	North Canton Area Chamber of Commerce	Wooster Arts Jazz Fest
Festa Italiana	North Canton Rotary Club	Wooster High School Golf Tournament
Hiland Academic Booster Club	Northern Appalachian Music Alliance	Wooster Police Honor Guard
Holmes County Agriculture Society	Perry Local Schools	Wooster Kiwanis
Holmes County Antique Festival	Perry Theatre	Wooster Madisonburg Evening Lions Club
Holmes County Chamber of Commerce	Stark Jewish News	Wooster Rotary Club
Holmes County Friends & Neighbors	The Arc of Stark County Inc.	Wooster Softball
Holmes Historical Society	TheWaterford at St Luke
OHIO LEGACY BANK
Big enough to serve you, small enough to know you.

The final piece of the puzzle

Mortgage loan products:

- Fixed Rate
- Adjustable Rate
- New Construction
- 100% Financing
- No Private Mortgage Insurance (PMI)
- Condominiums
- Interest Only

The Mortgage Professionals

OHIO LEGACY BANK

Your first choice for mortgage loans

FDIC INSURED

OHIO LEGACY CORP

Your first choice for business banking

Business banking products include:

- A full-line of Business Checking Accounts
- Money Market & Certificate of Deposit Products
- Multi Cash Management Sweep Account
- A variety of Business Lending Products
- Business Credit Cards
- Online Business Banking/Cash Management
- Business Courier Service
- Merchant Credit & Debit Card Services
- Night Depository Services
- Bank at Work for Employees
- And many other products and services

The Business Banking Professionals

OHIO LEGACY BANK

FDIC INSURED